              As filed with the Securities and Exchange Commission
                              On December 8, 1995

                       Registration No. _________________

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                              FIFTH THIRD BANCORP
             (Exact name of registrant as specified in its charter)

            Ohio                                                31-0854434
(State or other jurisdiction of                                (I.R.S. Employer
incorporation or organization)                               Identification No.)

                                      6711
            (Primary Standard Industrial Classification Code Number)

                   Fifth Third Center, Cincinnati, Ohio 45263
                                 (513) 579-5300
    (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                             Harvey Jay Cohen, Esq.
                                Dinsmore & Shohl
                   1900 Chemed Center, 255 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 977-8200
                (Name, address, including Zip Code and telephone
               number, including area code, of agent for service)


Copies to:

        Harvey Jay Cohen, Esq.                        Leonard S. Volin, Esq.
        Dinsmore & Shohl                              Housley Goldberg Kantarian
        1900 Chemed Center                            & Bronstein, P.C.
        255 East Fifth Street                         1220 19th Street, NW
        Cincinnati, Ohio 45202                        Suite 700
                                                      Washington, DC  20036

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box.     [ ]


CALCULATION OF REGISTRATION FEE

 Title of Each Class    Amount to be          Proposed Maximum      Proposed Maximum      Amount of
 of Securities to be    Registered(1)         Offering Price Per    Aggregate Offering    Registration Fee
 Registered                                   Unit(2)               Price(2)
--------------------------------------------------------------------------------------------------------------
 Common Stock, no        1,155,000            $73.10                $84,428,400           $29,113.24
 par value


(1) Represents the fixed number of shares of Registrant's Common Stock issuable to shareholders of Kentucky Enterprise Bancorp, Inc., a savings and loan holding company owning all of the outstanding common stock of Kentucky Enterprise Bank, F.S.B.

(2) Estimated solely for the purpose of computing the registration fee based upon the average of the bid and asked price of the Common Stock, $.01 par value of Kentucky Enterprise Bancorp, Inc., as reported on the Nasdaq National Market on December 4, 1995, in accordance with Rule 457(f)(1) of the General Rules and Regulations under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                              FIFTH THIRD BANCORP

Cross Reference Sheet Required by Item 501(b) of Regulation S-K


                        CAPTION - CAPTION IN PROSPECTUS

A.       INFORMATION ABOUT THE TRANSACTION

         1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus - Facing Page; Notice of Annual Meeting

         2. Inside Front and Outside Back Cover Pages of Prospectus - Available Information; Table of Contents

         3. Risk Factors, Ratio of Earnings to Fixed Charges and Other Information - Summary of the Proxy Statement and Prospectus; General Information; Comparative Per Share Data

         4. Terms of the Transaction - Summary of the Proxy Statement and Prospectus; Proposal 1 - Merger of Kentucky Enterprise into Fifth Third; Description of Capital Stock

         5.      Pro Forma Financial Information - Not Applicable

         6.      Material Contracts with the Company Being Acquired - Not
                 Applicable

         7. Additional Information Required for Reoffering by Persons and Parties Deemed to be Underwriters - Not Applicable

         8.      Interests of Named Experts and Counsel - Legal Matters

         9. Disclosure of Commission Position on Indemnification for Securities Act Liabilities - Not Applicable

B.       INFORMATION ABOUT THE REGISTRANT

         10. Information with Respect to S-3 Registrants - Fifth Third Bancorp; Selected Historical Financial Data of Fifth Third; Description of Capital Stock

         11. Incorporation of Certain Information by Reference - Incorporation of Certain Documents by Reference; Available Information; Description of Capital Stock

         12.     Information with Respect to S-2 or S-3 Registrants - Not
                 Applicable

         13.     Incorporation of Certain Information by Reference - Not
                 Applicable

         14. Information With Respect to Registrants Other Than S-2 or S-3 Registrants - Not Applicable

C.       INFORMATION ABOUT THE COMPANY BEING ACQUIRED

         15.     Information with Respect to S-3 Companies - Not Applicable

         16.     Information with Respect to S-2 or S-3 Companies - Not
                 Applicable

         17. Information with Respect to Companies Other Than S-2 or S-3 Companies - Kentucky Enterprise Bancorp, Inc.: Selected Historical Financial Data of Kentucky Enterprise; Kentucky Enterprise Bancorp, Inc.; Kentucky Enterprise Management's Discussion and Analysis of Financial Condition and Results of Operations; Index to Kentucky Enterprise Financial Statements; Purposes of the Annual Meeting; Available Information

D.       VOTING AND MANAGEMENT INFORMATION

         18. Information if Proxies, Consents or Authorizations Are to Be Solicited - Summary of the Proxy Statement and Prospectus; Purposes of the Annual Meeting; Meeting Information; Proposal 1 - Merger of Kentucky Enterprise into Fifth Third; Proposal 2
                 - Election of Directors; General Information; Kentucky Enterprise Bancorp, Inc.

         19. Information if Proxies, Consents or Authorizations Are Not To Be Solicited or in an Exchange Offer - Not Applicable

                       KENTUCKY ENTERPRISE BANCORP, INC.
                              800 MONMOUTH STREET
                            NEWPORT, KENTUCKY  41071

December __, 1995

Dear Shareholder:

On behalf of the Board of Directors, we cordially invite you to attend the Annual Meeting of Shareholders (the "Annual Meeting") of Kentucky Enterprise Bancorp, Inc. ("Kentucky Enterprise"), which will be held at 10:00 a.m., Eastern Standard Time, on January 29, 1996, at Kentucky Enterprise Bank, F.S.B., located at Highland and Newman Avenues, Ft. Thomas, Kentucky.

At the Annual Meeting, shareholders will be asked to: (i) approve an Affiliation Agreement and related Agreement of Merger, as amended and restated, both dated as of August 28, 1995 between Fifth Third Bancorp ("Fifth Third") and Kentucky Enterprise (the "Affiliation Agreement" and the "Merger Agreement", respectively); and (ii) elect three Class II directors for a class term of three years. Pursuant to the Affiliation Agreement and the Merger Agreement, Kentucky Enterprise will merge into Fifth Third (the "Merger"). At the time the Merger becomes effective (the "Effective Time"), each share of common stock, $0.01 par value per share, of Kentucky Enterprise (the "Kentucky Enterprise Common Stock") shall be converted by virtue of the Merger into .3823 of a share of common stock, without par value, of Fifth Third ("Fifth Third Common Stock") (the "Exchange Ratio"). Based on the closing price per share of Fifth Third Common Stock on the Nasdaq National Market on __________________, the value of .3823 of a share of Fifth Third Common Stock was $_______________. The Exchange Ratio shall be adjusted so as to give Kentucky Enterprise shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. Only whole shares of Fifth Third Common Stock will be issued. Any shareholder otherwise entitled to receive a fractional share will receive cash in lieu of such fractional share based on the Applicable Market Value Per Share of Fifth Third Common Stock, as defined in the Merger Agreement. The proposed Merger is discussed in detail in the accompanying Proxy Statement and Prospectus, as well as the Affiliation Agreement and the Merger Agreement which are appended thereto as Annex A and Annex B, respectively. We urge you to read the entire Proxy Statement and Prospectus.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE SLATE OF DIRECTORS AND THE MERGER AND RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSALS. THE AFFILIATION AGREEMENT AND THE MERGER AGREEMENT MUST BE APPROVED BY THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE ISSUED AND OUTSTANDING SHARES OF KENTUCKY ENTERPRISE COMMON STOCK ENTITLED TO VOTE. THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE VOTES CAST BY SHAREHOLDERS AT THE MEETING IS REQUIRED TO ELECT THE PROPOSED DIRECTORS. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS. IT IS, THEREFORE, IMPORTANT THAT YOU VOTE.

Your vote is very important, regardless of the number of shares you own. Please sign and return the proxy card in the postage-paid return envelope provided for your convenience. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the Annual Meeting.

Please vote and return your proxy today.

Sincerely,



James T. White
President and
Chief Executive Officer

IMPORTANT: If your Kentucky Enterprise shares are held in the name of a brokerage firm or nominee, only they can execute a proxy on your behalf. To assure that your shares are voted, we urge you to telephone today the individual responsible for your account at your brokerage firm and obtain instructions on how to direct him or her to execute a proxy.

If you have any questions or need any help in voting your shares, please telephone Jerry J. Egan, Secretary, at Kentucky Enterprise, (606) 261- 3050, extension 34.

                       KENTUCKY ENTERPRISE BANCORP, INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY 29, 1996

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders ("Annual Meeting") of Kentucky Enterprise Bancorp, Inc. ("Kentucky Enterprise") will be held on January 29, 1996, at 10:00 a.m., Eastern Standard Time, at Kentucky Enterprise Bank, F.S.B., located at Highland and Newman Avenues, Ft. Thomas, Kentucky.

A Proxy Statement and Prospectus and Proxy Card for the Annual Meeting are enclosed herewith. The Annual Meeting is for the purpose of considering and voting upon the following matters:

1. A proposal to approve an Affiliation Agreement and related Agreement of Merger, as amended and restated, both dated as of August 28, 1995 between Fifth Third Bancorp ("Fifth Third") and Kentucky Enterprise (the "Affiliation Agreement" and the "Merger Agreement", respectively). Pursuant to the Affiliation Agreement and the Merger Agreement, Kentucky Enterprise will merge into Fifth Third (the "Merger"). At the time the Merger becomes effective (the "Effective Time"), each share of common stock, $0.01 par value per share, of Kentucky Enterprise (the "Kentucky Enterprise Common Stock") shall be converted by virtue of the Merger into .3823 of a share of common stock, without par value, of Fifth Third ("Fifth Third Common Stock") (the "Exchange Ratio"). The Exchange Ratio shall be adjusted so as to give Kentucky Enterprise shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time.

2. The election of John D. Coldiron, Robert C. Egan and Andrew W. Loschiavo, to serve as Class II directors on the Kentucky Enterprise Board of Directors until the consummation of the Merger if the Merger is approved, or until their class term of three years expires if the Merger is not consummated.

3. Such other business as may properly come before the Annual Meeting or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.

Pursuant to the Code of Regulations of Kentucky Enterprise, the Board of Directors has fixed December 22, 1995 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments thereof. Only holders of record of Kentucky Enterprise Common Stock at the close of business on such date will be entitled to vote at the Annual Meeting or any adjournments thereof.

THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE ISSUED AND OUTSTANDING SHARES OF KENTUCKY ENTERPRISE COMMON STOCK ENTITLED TO VOTE IS REQUIRED TO APPROVE THE AFFILIATION AGREEMENT AND THE MERGER AGREEMENT. THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE VOTES CAST BY SHAREHOLDERS AT THE MEETING IS REQUIRED TO ELECT THE PROPOSED DIRECTORS. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES WHICH YOU OWN.

EACH SHAREHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE ANNUAL MEETING, IS REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ANY PROXY GIVEN BY A SHAREHOLDER MAY BE REVOKED BEFORE IT IS EXERCISED BY SUBMITTING A LATER DATED PROXY, BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR BY GIVING NOTICE OF REVOCATION TO KENTUCKY ENTERPRISE IN A WRITING ADDRESSED TO AND RECEIVED BY THE SECRETARY OF KENTUCKY ENTERPRISE BEFORE THE ANNUAL MEETING.

By Order of the Board of Directors


James T. White, President and
Chief Executive Officer
Newport, Kentucky

December __, 1995

KENTUCKY ENTERPRISE            1,155,000 SHARES             FIFTH THIRD BANCORP
BANCORP, INC.                 FIFTH THIRD BANCORP            Fifth Third Center
800 Monmouth Street       COMMON STOCK, NO PAR VALUE     Cincinnati, Ohio 45263
Newport, Kentucky 41071                                          (513) 579-5300
(606) 261-3050

                         PROXY STATEMENT AND PROSPECTUS

         This Proxy Statement and Prospectus ("Proxy Statement and Prospectus") is being furnished to the shareholders of Kentucky Enterprise Bancorp, Inc. of Newport, Kentucky ("Kentucky Enterprise"), a registered unitary savings and loan holding company under the Home Owners' Loan Act in connection with the solicitation of proxies by the Board of Directors of Kentucky Enterprise for use at an Annual Meeting of Shareholders to be held on January 29, 1996 (the "Annual Meeting").

         At the Annual Meeting, holders of shares of Kentucky Enterprise's common stock, $0.01 par value per share ("Kentucky Enterprise Common Stock"), will be asked to: (i) approve an Affiliation Agreement and related Agreement of Merger, as amended and restated, both dated as of August 28, 1995 between Fifth Third Bancorp ("Fifth Third") and Kentucky Enterprise (the "Affiliation Agreement" and the "Merger Agreement", respectively); and (ii) elect three Class II directors for a class term of three years. Pursuant to the Affiliation Agreement and the Merger Agreement, Kentucky Enterprise shall merge into Fifth Third (the "Merger"). At the time the Merger becomes effective (the "Effective Time"), each share of Kentucky Enterprise Common Stock shall be converted by virtue of the Merger into .3823 of a share of Fifth Third common stock, no par value per share ("Fifth Third Common Stock") (the "Exchange Ratio"). The Exchange Ratio shall be adjusted so as to give the Kentucky Enterprise shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. No fractional shares will be issued. Any shareholder otherwise entitled to receive a fractional share will receive cash in lieu thereof based upon the Applicable Market Value Per Share of Fifth Third Common Stock, as defined in the Merger Agreement attached hereto as Annex B.

         Under the rules and regulations of the Securities and Exchange Commission (the "Commission"), the solicitation of Kentucky Enterprise's shareholders to approve the Merger constitutes an offering of Fifth Third Common Stock to be issued in connection with the Merger. Accordingly, Fifth Third has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering, and this Proxy Statement and Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

         This Proxy Statement and Prospectus shall not constitute a prospectus for public reoffering of the Fifth Third Common Stock issuable pursuant to the Merger.

         THE SECURITIES OF FIFTH THIRD TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.


     The date of this Proxy Statement and Prospectus is December __, 1995.

                             AVAILABLE INFORMATION


         THIS PROXY STATEMENT AND PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH, WITH THE EXCEPTION OF THE 1994 ANNUAL REPORT TO SHAREHOLDERS FOR FIFTH THIRD, ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM PAUL L. REYNOLDS, ASSISTANT SECRETARY, FIFTH THIRD BANCORP, FIFTH THIRD CENTER, CINCINNATI, OHIO 45263 (TELEPHONE NUMBER:
(513) 579-5300). THE KENTUCKY ENTERPRISE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1995 AND THE QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 1995 ARE AVAILABLE WITHOUT CHARGE FROM MICHAEL P. BALLINGER, TREASURER, KENTUCKY ENTERPRISE BANCORP, INC., 800 MONMOUTH STREET, NEWPORT, KENTUCKY 41071 (TELEPHONE NUMBER: (606) 261-3050). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JANUARY 22, 1996.

         No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Proxy Statement and Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Fifth Third or Kentucky Enterprise. This Proxy Statement and Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement and Prospectus at any time, nor any offer or solicitation made hereunder, shall under any circumstances imply that the information set forth herein or incorporated herein is correct as of any time subsequent to its date.

         Fifth Third and Kentucky Enterprise are each subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by Fifth Third and Kentucky Enterprise can be inspected and copied at Room 1024 of the Offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         Fifth Third Common Stock and Kentucky Enterprise Common Stock are traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbols "FITB" and "KEBI", respectively. Documents filed by Fifth Third and Kentucky Enterprise with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         All information contained in this Proxy Statement and Prospectus with respect to Kentucky Enterprise was supplied by Kentucky Enterprise and all information contained or incorporated in this Proxy Statement and Prospectus with respect to Fifth Third was supplied by Fifth Third.

         Although neither Kentucky Enterprise nor Fifth Third has any knowledge that would indicate that any statements or information relating to the other party contained herein is inaccurate or incomplete, neither Kentucky Enterprise nor Fifth Third can warrant the accuracy or completeness of such statements or information as they relate to the other party.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents are hereby incorporated into this Proxy Statement and Prospectus by reference.

(a)      Fifth Third's Annual Report on Form 10-K for the year ended December
31, 1994;

(b) Pages 1 and 13-36 of Fifth Third's 1994 Annual Report to Shareholders (enclosed with this Proxy Statement and Prospectus);

(c) Fifth Third's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995, June 30, 1995 and September 30, 1995; and

(d)      Fifth Third's Proxy Statement dated February 10, 1995.

         In addition, all subsequent documents filed with the Commission by Fifth Third pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the Effective Time are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement and Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Prospectus.





          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

                               TABLE OF CONTENTS



AVAILABLE INFORMATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . .

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE   . . . . . . . . . . . . . . .

SUMMARY OF THE PROXY STATEMENT AND PROSPECTUS   . . . . . . . . . . . . . . . .

SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD   . . . . . . . . . . . . . .

SELECTED HISTORICAL FINANCIAL DATA OF KENTUCKY ENTERPRISE   . . . . . . . . . .

COMPARATIVE MARKET PRICE AND DIVIDEND DATA  . . . . . . . . . . . . . . . . . .

COMPARATIVE PER SHARE DATA  . . . . . . . . . . . . . . . . . . . . . . . . . .

GENERAL INFORMATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

PURPOSES OF THE ANNUAL MEETING  . . . . . . . . . . . . . . . . . . . . . . . .

MEETING INFORMATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Shares Entitled to Vote; Voting and Revocation of Proxies   . . . . . . . . . .
 Solicitation of Proxies   . . . . . . . . . . . . . . . . . . . . . . . . . . .

PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD   . . . . . . . . .
 Terms and Conditions of the Proposed Merger   . . . . . . . . . . . . . . . . .
 Background of, and Reasons for, the Merger  . . . . . . . . . . . . . . . . . .
 Recommendation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Vote Required   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Opinion of Trident Financial Corporation  . . . . . . . . . . . . . . . . . . .
 Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Conversion of Shares of Kentucky Enterprise Common Stock  . . . . . . . . . . .
 Exchange Ratio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 No Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Exchange of Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Federal Income Tax Consequences   . . . . . . . . . . . . . . . . . . . . . . .
 Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Rights of Dissenting Shareholders   . . . . . . . . . . . . . . . . . . . . . .
 Conduct Pending Merger; Representations and Warranties  . . . . . . . . . . . .
 Conditions to Closing   . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Amendment; Waiver; Termination  . . . . . . . . . . . . . . . . . . . . . . . .
 Effect on Kentucky Enterprise Employees   . . . . . . . . . . . . . . . . . . .
 Employee Stock Ownership Plan   . . . . . . . . . . . . . . . . . . . . . . . .
 Interests of Management   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Effects of Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

PROPOSAL 2 - ELECTION OF DIRECTORS
 Meetings and Committees of the Board of Directors   . . . . . . . . . . . . . .
 Executive Officers of Kentucky Enterprise   . . . . . . . . . . . . . . . . . .
 Compensation Committee Report on Executive Compensation   . . . . . . . . . . .
 Compensation of the Chief Executive Officer   . . . . . . . . . . . . . . . . .
 Executive Compensation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Directors' Compensation   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Recommendation    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Vote Required   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

RESALE OF FIFTH THIRD COMMON STOCK BY AFFILIATES  . . . . . . . . . . . . . . .

FIFTH THIRD BANCORP   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Description of Business   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Capital Requirements for Fifth Third  . . . . . . . . . . . . . . . . . . . . .
 Bank Holding Companies in General   . . . . . . . . . . . . . . . . . . . . . .
 Acquisitions of Savings Associations by Holding Companies   . . . . . . . . . .
 Additional Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

KENTUCKY ENTERPRISE BANCORP, INC.   . . . . . . . . . . . . . . . . . . . . . .
 Description of Business   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Recent Developments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Lending Activities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Analysis of Loan and Mortgage-Backed Securities Portfolio   . . . . . . . . . .
 Loan and Mortgage-Backed Securities Maturity Schedule   . . . . . . . . . . . .
 Investment Activities   . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Deposit Activity and Other Sources of Funds   . . . . . . . . . . . . . . . . .
 Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Legal Proceedings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Voting Securities and Principal Holders Thereof   . . . . . . . . . . . . . . .
 Stock Performance Graph   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Additional Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

KENTUCKY ENTERPRISE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS   . . . . . . . . . . . . . . . .
 Asset/Liability Management  . . . . . . . . . . . . . . . . . . . . . . . . . .
 Interest Rate Sensitivity Analysis and Net Portfolio Value  . . . . . . . . . .
 Prepayment Rates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Deposit Decay Rates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Average Balance, Interest and Average Yields and Rates  . . . . . . . . . . . .
 Rate/Volume Analysis  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Financial Condition   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Comparison of Operating Results for the Years Ended June 30, 1995 and 1994 . . Comparison of Operating Results for the Years Ended June 30, 1994 and 1993 . .
 Liquidity and Capital Resources   . . . . . . . . . . . . . . . . . . . . . . .
 Impact of Proposed Action on SAIF Insurance Premiums  . . . . . . . . . . . . .
 Impact of Inflation and Changing Prices   . . . . . . . . . . . . . . . . . . .
 Impact of New Accounting Standards  . . . . . . . . . . . . . . . . . . . . . .
 Comparison of Periods Ended September 30, 1995 and 1994   . . . . . . . . . . .

EFFECT OF GOVERNMENTAL POLICIES   . . . . . . . . . . . . . . . . . . . . . . .

DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS   . . . . .
 Voting Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Dividends   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Preemptive Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Rights Upon Liquidation   . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Indemnification and Personal Liability of Directors and Officers  . . . . . . .
 Shareholders' Meetings; Quorum  . . . . . . . . . . . . . . . . . . . . . . . .
 Subscription, Conversion, Redemption Rights; Stock Nonassessable  . . . . . . .
 Change of Control Provisions  . . . . . . . . . . . . . . . . . . . . . . . . .

CERTAIN BENEFICIAL OWNERS OF FIFTH THIRD COMMON STOCK   . . . . . . . . . . . .

FIFTH THIRD MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

LEGAL MATTERS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

EXPERTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

SHAREHOLDERS' PROPOSALS   . . . . . . . . . . . . . . . . . . . . . . . . . . .

RELATIONSHIP WITH INDEPENDENT AUDITORS  . . . . . . . . . . . . . . . . . . . .

OTHER MATTERS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS   . . . . . . . . . . . . . .

  ANNEXES:

  Annex A: Affiliation Agreement dated as of August 28, 1995 between Fifth Third Bancorp and Kentucky Enterprise Bancorp, Inc. (excluding exhibits)

  Annex B: Agreement of Merger, as amended and restated, dated as of August 28, 1995 between Fifth Third Bancorp and Kentucky Enterprise Bancorp, Inc.

  Annex C:   Fairness Opinion of Trident Financial Corporation

  Annex D:   Sections 1701.84 and 1701.85 of the General Corporation Law of Ohio

                 SUMMARY OF THE PROXY STATEMENT AND PROSPECTUS

  The following is a summary of certain information contained elsewhere in this Proxy Statement and Prospectus and the documents incorporated herein by reference and/or enclosed herewith. This summary is not intended to be a summary of all information relating to the Merger and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement and Prospectus, including the Annexes hereto, and the documents incorporated by reference in, and/or enclosed with, this Proxy Statement and Prospectus.

PARTIES TO THE TRANSACTION:

 FIFTH THIRD:             Fifth Third is a registered multi-bank holding
                          company, incorporated under Ohio law, which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third's 10 subsidiary banks operate a general banking business from 382 offices located throughout Ohio, Indiana, Kentucky and Florida. Fifth Third is also a registered multi-savings and loan holding company and operates two federally chartered savings banks. At September 30, 1995, on a consolidated basis, Fifth Third had consolidated assets, deposits and stockholders' equity of approximately $17.2 billion, $11.7 billion and $1.6 billion, respectively. Fifth Third Common Stock is traded over-the-counter and is listed on the NASDAQ National Market under the symbol "FITB".
                          Fifth Third's principal executive offices are located at Fifth Third Center, Cincinnati, Ohio
                          45263, and its telephone number is (513) 579-5300.


 KENTUCKY ENTERPRISE:     Kentucky Enterprise is a registered unitary
                          savings and loan holding company incorporated under Ohio law. Kentucky Enterprise owns all of the stock of Kentucky Enterprise Bank, F.S.B.
                          ("Kentucky Enterprise Bank") which is
                          headquartered in Newport, Kentucky.  Kentucky
                          Enterprise Savings Bank operates its main office, 10 branch offices and one loan production office located in Boone, Kenton, Campbell and Pendleton
                          Counties, Kentucky.  At September 30, 1995,
                          Kentucky Enterprise, on a consolidated basis, had total assets, total deposits and shareholders' equity of approximately $281.4 million, $227.4 million and $49.5 million, respectively. Kentucky
                          Enterprise Common Stock is traded over-the-counter and is listed on the NASDAQ National
                          Market under the symbol "KEBI".  Kentucky
                          Enterprise's principal executive offices are located at 800 Monmouth Street, Newport, Kentucky
                          41071, and its telephone number is (606) 261-3050.

ANNUAL MEETING OF KENTUCKY ENTERPRISE SHAREHOLDERS:

TIME AND DATE:            10:00 a.m., Eastern Standard Time, on January
                          29, 1996

PLACE: Kentucky Enterprise Bank, F.S.B., located at Highland and Newman Avenues, Ft. Thomas, Kentucky

PURPOSE: 1. To consider and vote upon the Affiliation Agreement and the Merger Agreement which provide for the Merger of Kentucky Enterprise with and into Fifth Third. Pursuant to the Affiliation Agreement and the Merger Agreement, Kentucky Enterprise's shareholders will receive shares of Fifth Third Common Stock in exchange for shares of Kentucky Enterprise Common Stock and cash in lieu of any fractional shares of Fifth Third Common Stock. Copies of the Affiliation Agreement and the Merger Agreement are attached hereto as Annex A and Annex B, respectively, and are incorporated herein by reference. See "PURPOSES OF THE ANNUAL MEETING" and "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD."

                          2. The election of John D. Coldiron, Robert C. Egan and Andrew W. Loschiavo, to serve as Class II directors on the Kentucky Enterprise Board of Directors until the consummation of the Merger if the Merger is approved, or until their class term of three years expires if the Merger is not consummated. See "PURPOSES OF THE ANNUAL MEETING" and "PROPOSAL 2 - ELECTION OF DIRECTORS."


REQUIRED VOTE;            Approval of the Affiliation Agreement and the
RECORD DATE:              Merger Agreement requires the affirmative
                          vote of holders of at least two-thirds of the _________ shares of Kentucky Enterprise Common
                          Stock outstanding as of the close of business on December 22, 1995 (the "Record Date"). The election of directors requires the affirmative vote of holders of at least a majority of the votes cast by the shareholders at the meeting. An abstention or failure to vote has the same effect as voting against the proposals. Accordingly, shareholders are urged to sign and return their proxies. See "MEETING
                          INFORMATION - Shares Entitled to Vote," " - Voting and Revocation of Proxies," "PROPOSAL 1 - MERGER OF
                          KENTUCKY ENTERPRISE INTO FIFTH THIRD - Vote
                          Required" and "PROPOSAL 2 - ELECTION OF DIRECTORS  -
                          Vote Required."

BENEFICIAL OWNERSHIP BY   As of the close of business on September 30, 1995,
OFFICERS AND DIRECTORS:   the executive officers and directors of Kentucky
                          Enterprise and their affiliates (including directors of Kentucky Enterprise Bank) beneficially owned
                          758,019 shares, or approximately 27.56%, of currently outstanding Kentucky Enterprise Common
                          Stock. These figures include options for shares of stock which were exercisable on that date or which will become exercisable. See "KENTUCKY ENTERPRISE
                          BANCORP, INC. - Voting Securities and Principal
                          Holders Thereof."

RIGHTS OF DISSENTING      Pursuant to Sections 1701.84 and 1701.85 of the
SHAREHOLDERS:             General Corporation Law of Ohio ("Section
                          1701.85"), shareholders who make a written demand for appraisal prior to the vote on the Merger and who do not vote in favor of the Merger may, upon complying with certain other provisions of such section, exercise appraisal rights. Failure to comply with the procedures set forth in such Sections will result in the loss of appraisal rights. See "PROPOSAL 1 - MERGER OF KENTUCKY
                          ENTERPRISE INTO FIFTH THIRD - Rights of Dissenting
                          Shareholders" and Annex D.

TERMS OF THE MERGER:      Upon consummation of the Merger, each shareholder
CONVERSION OF KENTUCKY    of Kentucky Enterprise will receive, for each share
ENTERPRISE COMMON STOCK;  of Kentucky Enterprise Common Stock which he or
STOCK CONSIDERATION:      she holds at the Effective Time, .3823 of a share
                          of Fifth Third Common Stock (the "Exchange Ratio").
                          Based on the closing price per share of Fifth Third
                          Common Stock on the NASDAQ National  Market on
                          __________________, the value of .3823 of a share
                          of Fifth Third  Common Stock  was
                          $__________________.   The Exchange Ratio shall  be
                          adjusted so as to give the Kentucky Enterprise shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common
                          Stock effected before the Effective Time.  See
                          "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO
                          FIFTH THIRD - Conversion of Shares of Kentucky
                          Enterprise Common Stock" and "-Exchange Ratio."

NO FRACTIONAL SHARES:     No fractional shares will be issued in connection
                          with the Merger. Kentucky Enterprise shareholders will receive cash in lieu of any fractional shares which they otherwise would be entitled to receive based on the Applicable Market Value Per
                          Share of Fifth Third Common Stock, as defined in the Merger Agreement. See "PROPOSAL 1 - MERGER OF
                          KENTUCKY ENTERPRISE INTO FIFTH THIRD - No
                          Fractional Shares."

CONDITIONS OF CLOSING:    The Merger is subject to several significant
                          conditions, including but not limited to, Kentucky
                          Enterprise shareholder approval, and approval by the Board of Governors of the Federal Reserve
                          System, the Office of Thrift Supervision and the Kentucky Department of Financial Institutions, applications for which have been filed. See
                          "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO
                          FIFTH THIRD - Conditions to Closing."

MERGER:                   Upon consummation of the Merger, Kentucky
                          Enterprise will merge with and into Fifth Third and Kentucky Enterprise will cease to exist as a separate entity. Fifth Third plans to, simultaneously with the Merger: (i) have its wholly owned subsidiary, Fifth Third Bank of Northern Kentucky, Inc., purchase substantially all of the assets and assume substantially all of the liabilities of Kentucky Enterprise Bank, F.S.B. (except certain assets and certain liabilities which will be maintained as Kentucky Enterprise Bank, F.S.B. ("Kentucky Enterprise Bank")); (ii) move Kentucky Enterprise Bank's main office to the current location of its Limaburg Road branch in Hebron, Kentucky; (iii) change the name of Kentucky Enterprise Bank to Fifth Third Savings Bank of Northern Kentucky, F.S.B.; and (iv) have Fifth Third Savings Bank of Northern Kentucky, F.S.B.
                          pay a dividend of approximately $12 million to Fifth Third which will, in turn, be contributed to Fifth Third Bank of Northern Kentucky, Inc. See "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD - Effects of Merger."

EFFECTIVE TIME; RIGHT     The Effective Time will, unless the parties agree
TO TERMINATE:             otherwise, occur on a Friday which is as soon as
                          is reasonably possible following the date that all of the conditions precedent to the closing, including receipt of all regulatory approvals and the expiration of any applicable waiting periods, have been fully met or effectively waived. The parties anticipate that the Merger will be consummated in the spring of 1996. Kentucky
                          Enterprise and Fifth Third each will have the right to terminate the Affiliation Agreement, among other reasons, if the Effective Time does not occur on or before June 30, 1996, subject to certain conditions. See "PROPOSAL 1 - MERGER OF KENTUCKY
                          ENTERPRISE INTO FIFTH THIRD - Effective Time" and
                          "-Termination."

PROCEDURE FOR EXCHANGE    Promptly after the Effective Time, Fifth Third will
OF SHARES:                mail to each shareholder of Kentucky Enterprise a
                          form of transmittal letter and instructions for the surrender of Kentucky Enterprise Common Stock certificates for certificates representing the shares of Fifth Third Common Stock to which such shareholder is entitled. Certificates for shares of Fifth Third Common Stock will be issued to shareholders of Kentucky Enterprise only after their certificates for Kentucky Enterprise Common
                          Stock have been surrendered in accordance with such instructions. See "PROPOSAL 1 - MERGER OF
                          KENTUCKY ENTERPRISE INTO FIFTH THIRD - Exchange of
                          Certificates."

FEDERAL INCOME TAX        The Merger is conditioned, in part, upon receipt of
CONSEQUENCES:             an opinion of Fifth Third's counsel with respect
                          to certain tax matters, including an opinion that no gain or loss (other than with respect to cash received in lieu of fractional shares or cash received upon the exercise of dissenters' rights) will be recognized by Kentucky Enterprise's shareholders upon the exchange of their Kentucky
                          Enterprise Common Stock for Fifth Third Common
                          Stock.  See "PROPOSAL 1 - MERGER OF KENTUCKY
                          ENTERPRISE INTO FIFTH THIRD - Federal Income Tax
                          Consequences."  SHAREHOLDERS ARE URGED TO CONSULT
                          THEIR OWN TAX ADVISORS AS TO THE SPECIFIC
                          CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL,
                          STATE, LOCAL AND ANY OTHER APPLICABLE TAX LAWS.


ACCOUNTING:               Consummation of the Merger is conditioned upon
                          receipt by Fifth Third of a letter from Fifth
                          Third's independent public accountants to the effect that the Merger will qualify for pooling of interests accounting treatment. See "PROPOSAL 1 -
                          MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD -
                          Accounting Treatment."

INTERESTS OF CERTAIN      Fifth Third shall use its best efforts to employ at
PERSONS IN THE MERGER:    Fifth Third or other Fifth Third subsidiaries or
                          affiliates  as many of the employees of Kentucky
                          Enterprise and Kentucky Enterprise Bank who desire such employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth
                          Third's standard staffing levels and personnel policies. Each employee of Kentucky Enterprise Bank who becomes an employee of Fifth Third or its subsidiaries subsequent to the Merger will be entitled to participate in all employee benefit plans sponsored by Fifth Third or its subsidiaries on the same terms and to the same extent as similarly situated employees of Fifth Third. Such employees shall receive credit for their period of service to Kentucky Enterprise Bank for purposes of determining participation and vesting in all Fifth
                          Third employee benefit plans, but not for purposes of determining the benefits accrued under the Fifth
                          Third Master Retirement Plan.

                          It is not anticipated that Fifth Third will enter into employment agreements with any officers of Kentucky Enterprise or Kentucky Enterprise Bank in connection with the transactions contemplated by the Affiliation Agreement. In connection with the
                          Merger, the four officers of Kentucky Enterprise
                          who have employment agreements with Kentucky
                          Enterprise or Kentucky Enterprise Bank (each a "Contract Officer") will, receive as of the
                          Effective Time, the severance or termination
                          payments provided in his respective agreement ("Contract Payments"), and such executive officers will, as a result of the Merger, become immediately vested in 17,634, 7,054, 7,054 and 3,526 currently restricted shares of Kentucky Enterprise Common Stock, respectively, under Kentucky Enterprise's management recognition plan. The Merger will also have the effect of accelerating the vesting of certain retirement benefits under a supplemental executive retirement agreement entered into with the President and Chief Executive Officer of Kentucky Enterprise and Kentucky Enterprise Bank. The officers and directors of Kentucky Enterprise will be provided certain directors' and officers' liability insurance protection for five years following the Effective Time, as long as such insurance may be purchased on the terms specified in
                          the Affiliation Agreement.   Also, Fifth Third  has
                          affirmatively assumed the obligation to indemnify officers and directors of Kentucky Enterprise, Kentucky Enterprise Bank and their subsidiaries for certain claims under specified circumstances for five years after the Effective Time. See "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD - Effect on Kentucky Enterprise Employees" and "-Interests of Management."

BOARD RECOMMENDATION:     The  Board of  Directors of Kentucky  Enterprise
                          believes that the terms of the Merger are fair to, and in the best interests of, Kentucky Enterprise shareholders and unanimously recommends approval of the Merger and the election of the proposed directors. See "PROPOSAL 1 - MERGER OF KENTUCKY
                          ENTERPRISE INTO  FIFTH THIRD - Recommendation" and
                          "-Background of, and Reasons for, the Merger."

SECURITIES INVOLVED:      For a  comparative analysis of Kentucky Enterprise
                          Common Stock and  Fifth Third Common Stock,  see
                          "DESCRIPTION  OF CAPITAL  STOCK  AND COMPARATIVE
                          RIGHTS  OF    SHAREHOLDERS."

COMPARATIVE MARKET        Fifth Third Common Stock and Kentucky Enterprise
PRICES:                   Common Stock  are traded on  the Nasdaq  National
                          Market  under the  symbols "FITB"  and "KEBI",
                          respectively.   On August 25, 1995, the business day
                          immediately preceding the public announcement of the execution of the Affiliation Agreement and the Merger Agreement setting forth the terms of the Merger, and on December __, 1995, comparative market prices of Kentucky Enterprise Common Stock and Fifth Third Common Stock were as follows:

                                        August 25, 1995        December __, 1995
                                        ---------------        -----------------
Kentucky Enterprise Common Stock           $22.25                   $_______
(Closing sales price)

Fifth Third Common Stock                   $56.00                   $_______
(Closing sales price)




          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

               SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

        The following table sets forth certain historical financial data concerning Fifth Third. This information is based on information contained in Fifth Third's 1994 Annual Report to Shareholders for the period ended December 31, 1994 and the Quarterly Reports to Shareholders for the periods ended September 30, 1995 and September 30, 1994, respectively. The Annual Report accompanies this Proxy Statement and Prospectus, and all such documents are incorporated herein by reference and should be read in conjunction therewith. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."



                                             NINE MONTHS ENDED
                                                SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,
                                             -----------------       ------------------------------------------------

                                             1995        1994        1994        1993       1992       1991      1990
                                             ----        ----        ----        ----       ----       ----      ----
 Summary of Operations:                                            ($000's except per share
 ---------------------                                                     amounts)
 Net interest income                     $412,244    $386,317    $516,753    $473,515   $427,870   $363,247     $317,643

 Provision for credit losses               28,479      26,401      35,780      48,037     66,100     62,464       43,479
                                           ------      ------      ------      ------     ------     ------       ------
 Net interest income after                383,765     359,916     480,973     425,478    361,770    300,783      274,164
 provision for credit losses

 Other operating income                   223,169     190,022     255,908     231,150    206,308    189,002      141,490

 Operating expenses                       291,930     281,107     371,545     352,720    316,315    282,844      246,588
                                          -------     -------     -------     -------    -------    -------      -------

 Income before income taxes               315,004     268,831     365,336     303,908    251,763    206,941      169,066

 Applicable income taxes                  105,183      89,025     120,877      97,673     79,742     63,987       48,040
                                          -------      ------     -------      ------     ------     ------       ------
 Net income                              $209,821    $179,806    $244,459    $206,235   $172,021   $142,954     $121,026
                                         ========    ========    ========    ========   ========   ========     ========

 Common Share Data:
 ------------------
 Primary net income per share               $3.13       $2.74       $3.72       $3.22      $2.74      $2.30        $1.96

 Fully diluted net income per share          3.13        2.74        3.72        3.22       2.73       2.29         1.96

 Cash dividends declared per share           1.05         .89        1.20        1.02        .90        .78          .68

 Book value at period end                   24.59       21.07       21.62       19.93      17.22      15.22        13.68

 Average shares outstanding
 (000's):
  Primary                                  68,016      66,865      66,925      65,338     63,082     62,303       61,698

  Fully Diluted                            68,108      66,872      66,924      65,338     63,188     62,527       61,749

 Financial Condition at Period End:
 ---------------------------------
 Securities Available for Sale (1)     $2,069,427  $1,091,937  $1,129,492    $898,074        ---        ---          ---

 Securities Held to Maturity            2,561,074   2,253,727   2,507,543   1,776,394 $2,419,421 $2,625,968   $2,002,083

 Loans and Leases                      11,592,354   9,981,275  10,286,457   9,566,898  8,115,590  6,325,918    6,165,808

 Assets                                17,152,869  14,270,553  14,957,009  13,128,544 11,390,289  9,981,383    9,344,994

 Deposits                              11,721,852  10,626,555  10,630,878   9,477,306  8,447,812  7,633,362    7,354,767

 Short-Term Borrowings                  2,924,916   1,785,454   2,452,218   1,691,744  1,348,105  1,127,768      832,457

 Long-Term Debt and Convertible           430,614     183,575     178,713     407,864    309,730     52,436      125,798
 Subordinated Notes

 Stockholders' Equity                   1,645,378   1,360,531   1,398,774   1,277,660  1,076,854    944,691      845,325

 Ratios:
 ------

 Profitability Ratios:
 --------------------
 Return on average assets                   1.77%       1.77%       1.77%       1.71%      1.63%      1.50%        1.38%

 Return on average stockholders'            18.1        18.9        18.6        17.8       16.9       15.9         15.0
 equity

 Net interest margin                        3.90        4.21        4.16        4.39       4.54       4.30         4.17

 Overhead ratio (2)                         44.3        47.3        46.6        48.7       48.6       49.5         51.5

 Other operating income to total            34.7        32.9        33.1        32.2       31.6       33.2         30.8
 income (3)

 Capital Ratios:
 --------------

 Average stockholders' equity to            9.78        9.37        9.50        9.61       9.62       9.42         9.21
 average assets

 Tier 1 Capital to risk - adjusted          11.0        11.6        11.3        11.5       11.2       12.3         11.5
 assets (4)

 Total Capital to risk - adjusted           14.4        13.7        13.2        13.9       14.1       13.6         12.7
 assets (4)

 Leverage (5)                                9.5         9.6         9.6         9.6        9.2        9.3          8.9

                                             NINE MONTHS ENDED
                                                SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,
                                             -----------------       ------------------------------------------------

                                             1995        1994        1994        1993       1992       1991      1990
                                             ----        ----        ----        ----       ----       ----      ----
 Credit Quality Ratios:
 ---------------------

 Reserve for credit losses to               622.5       510.1       570.5       362.8      155.5       68.0      64.0
 nonperforming assets

 Reserve for credit losses to loans          1.50        1.60        1.52        1.51       1.50       1.54      1.46
 and leases outstanding

 Net charge-offs to average loans             .24         .17         .18         .31        .64        .89       .66
 and leases outstanding

 Nonperforming assets to loans,               .24         .31         .27         .42        .96       2.24      2.27
 leases and other real estate owned

 ====================================================================================================================

(1) At market. Amortized cost: September 30, 1995 - $2,086,838,000, September 30, 1994 - $1,149,863,000, December 31, 1994 - $1,203,677,000 and December
    31, 1993 - $878,963,000. Prior to 1993, all securities were classified in a single portfolio accounted for at amortized cost.

(2) Operating expenses divided by the sum of taxable equivalent net interest income and other operating income.

(3) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(4) Under final year-end 1992 guidelines.

(5) Tier 1 capital (under final year-end 1992 rules) divided by average quarterly assets.



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                                     -xiv-

           SELECTED HISTORICAL FINANCIAL DATA OF KENTUCKY ENTERPRISE

        The following table sets forth certain historical financial data concerning Kentucky Enterprise. This information is based on information contained in Kentucky Enterprise's 1995 Annual Report to Shareholders for the fiscal year ended June 30, 1995, and Quarterly Reports on Form 10-Q for the periods ended September 30, 1995 and September 30, 1994, respectively, all of which are available on request and are included in this Proxy Statement and Prospectus under the heading "INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS" and should be read in conjunction therewith.

                                              AT SEPTEMBER 30,                          AT JUNE 30,
                                             -----------------       ------------------------------------------------

                                             1995        1994        1995        1994       1993       1992      1991
                                             ----        ----        ----        ----       ----       ----      ----
 Total Amount of:                                                   (Dollars in thousands)
 ---------------
 Assets                                  $281,404    $285,069    $280,365    $284,209   $273,672   $285,256  $279,936

 Loans receivable, net                    154,699     134,733     151,740     128,537    130,227    142,231   153,862

 Cash, securities held to maturity         56,467      71,475      55,488      77,166     53,451     63,678    73,083
 and available for sale (including
 Federal Home Loan Bank stock)

 Mortgage-backed securities                66,057      74,382      68,934      74,232     85,701     74,428    48,119

 Savings deposits                         227,414     233,824     227,269     233,755    248,556    261,764   257,972

 Advances from Federal Home Loan              297         324         324         351        378        405        --
 Bank of Cincinnati

 Stockholders' equity (Retained            49,512      47,133      49,028      46,751     21,810     20,433    19,214
 earnings prior to 1994)


 Number of:
 ----------
 Real estate loans outstanding              3,381       3,298       3,389       3,303      3,696      4,177     4,701

 Savings accounts                          27,727      28,353      27,925      28,405     30,204     32,115    33,841

 Full service offices                          11          11          11          11         11         12        12
 ====================================================================================================================

The following table summarizes Kentucky Enterprise's results of operations for each of the periods indicated.

                                             THREE MONTHS ENDED                        YEAR ENDED
                                                SEPTEMBER 30,                           JUNE 30,
                                             -----------------       ------------------------------------------------

                                             1995        1994        1995        1994       1993       1992      1991
                                             ----        ----        ----        ----       ----       ----      ----
 Operating Data:                                                    (Dollars in thousands)
 --------------
 Interest Income                           $4,892      $4,388    $ 18,104    $ 16,345   $ 19,075   $ 22,199  $ 23,909

 Interest Expense                           2,639       2,332       9,769       9,561     11,268     15,570    17,715

 Net interest income before                 2,253       2,056       8,335       6,784      7,807      6,629     6,194
 provision for loan losses

 Other income                                 103         115         433         414        516        510       475

 Noninterest expense                        1,776       1,698       6,828       5,938      5,749      5,215     5,132

 Income before income tax expense             570         473       1,905       1,194      2,314      1,811     1,523
 and cumulative effect of change in
 accounting principle

 Income tax expense                           202         161         605         310        765        592       503

 Cumulative effect of change in                --          --          --          --        172         --        --
 accounting for income taxes              -------     -------     -------     -------    -------    -------   -------

 Net income                               $   368     $   312    $  1,300    $    884   $  1,377   $  1,219  $  1,020
                                          =======     =======    ========    ========   ========   ========  ========

 Net income per common share fully       $    .14    $    .12   $     .48   $  .14(1)   $    N/A   $    N/A  $    N/A
 diluted                                 ========    ========   =========   =========   ========   ========  ========
 ====================================================================================================================

(1) Computed based upon net income for the period from January 1, 1994 to June 30, 1994. The effect of net income per share for the post-conversion period from December 16, 1993 to December 31, 1993 is not meaningful.


KEY OPERATING RATIOS




                                            THREE MONTHS ENDED
                                               SEPTEMBER 30,                       YEARS ENDED JUNE 30,
                                             -----------------       ------------------------------------------------

                                             1995        1994        1995        1994       1993       1992      1991
                                             ----        ----        ----        ----       ----       ----      ----
 Performance Ratios:
 ------------------
 Return on assets (net income                .52%        .44%        .46%        .31%       .49%       .43%      .37%
 divided by average total assets)

 Return on equity (net income               2.98%       2.66%       2.72%       2.43%      6.52%      6.16%     5.44%
 divided by average equity)

 Equity-to-assets ratio (average           17.57%      16.56%      17.03%      12.86%      7.55%      6.97%     6.83%
 equity divided by average total
 assets)

 Interest rate spread for the               2.48%       2.33%       2.34%       1.99%      2.59%      2.08%     1.96%
 period

 Net interest margin for the period         3.29%       2.96%       3.04%       2.46%      2.86%      2.40%     2.32%

 Ratio of noninterest expense to            2.53%       2.39%       2.43%       2.10%      2.05%      1.84%     1.87%
 average total assets

 Liquidity ratio                           18.97%      26.90%      19.56%      30.42%     22.18%     23.53%    27.46%

 Quality Ratios:
 ---------------

 Nonperforming assets to total               .09%        .12%        .09%        .10%       .16%       .29%      .43%
 assets at end of period

 Allowance for loan losses to             199.20%     129.26%     184.91%     147.25%    102.44%     19.36%     3.78%
 nonperforming loans

 Provision for loan losses to total          .01%          --        .02%        .05%       .20%       .08%      .01%
 loans receivable, net

 Capital Ratios:
 --------------
 Total equity to total assets at           17.59%      16.53%      17.49%      16.45%      7.97%      7.16%     6.86%
 end of period

 Ratio of average interest-earning        120.80%     118.70%     119.66%     113.47%    106.72%    105.71%   105.58%
 assets to average interest-bearing
 liabilities

 ====================================================================================================================





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                                     -xvi-

                   COMPARATIVE MARKET PRICE AND DIVIDEND DATA


  Fifth Third Common Stock and Kentucky Enterprise Common Stock are traded in the over-the-counter market and quoted on the Nasdaq National Market. The following table sets forth (in per share amounts), for the quarterly periods indicated, the high and low closing sales prices and the dividends declared during each quarterly period.

                                              FIFTH THIRD COMMON STOCK         KENTUCKY ENTERPRISE COMMON STOCK
                                              ------------------------         --------------------------------
                                                             DIVIDENDS                                 DIVIDENDS
                                             HIGH     LOW     DECLARED       HIGH           LOW        DECLARED
                                             ----     ---     --------       ----           ---        --------
Year Ended December 31, 1992:
   First Calendar Quarter                   $50.38   $43.00       $ 0.22    N/A (1)       N/A (1)       N/A (1)
   Second Calendar Quarter                  $46.75   $40.13       $ 0.22    N/A (1)       N/A (1)       N/A (1)
   Third Calendar Quarter                   $52.75   $40.75       $ 0.22    N/A (1)       N/A (1)       N/A (1)
   Fourth Calendar Quarter                  $54.00   $46.75       $ 0.24    N/A (1)       N/A (1)       N/A (1)

Year Ended December 31, 1993:
   First Calendar Quarter                   $55.13   $49.88       $ 0.24    N/A (1)       N/A (1)       N/A (1)
   Second Calendar Quarter                  $58.50   $50.25       $ 0.24    N/A (1)       N/A (1)       N/A (1)
   Third Calendar Quarter                   $54.63   $51.25       $ 0.27    N/A (1)       N/A (1)       N/A (1)
   Fourth Calendar Quarter                  $54.00   $49.75       $ 0.27      $17.25        $14.75       -----


Year Ended December 31, 1994:
   First Calendar Quarter                   $51.13   $45.13       $ 0.27      $24.00        $15.25       -----
   Second Calendar Quarter                  $55.00   $46.75       $ 0.31      $22.25        $18.75       -----
   Third Calendar Quarter                   $53.25   $49.88       $ 0.31      $23.25        $20.25        $ 0.05
   Fourth Calendar Quarter                  $52.50   $46.50       $ 0.31      $24.75        $20.50        $ 0.05

Year Ended December 31, 1995:
   First Calendar Quarter                   $52.75   $47.06      $  0.35      $22.50        $20.75        $ 0.05
   Second Calendar Quarter                  $57.38   $48.13      $  0.35      $22.00        $19.00        $ 0.05
   Third Calendar Quarter                   $58.25   $54.50      $  0.35      $24.00        $20.00        $ 0.05
   Fourth Calendar Quarter (2)              $  .     $  .        $ .          $  .          $  .          $  .
                                             -- --    -- --       -- --        -- --         -- --         -- --


____________________________

(1) Kentucky Enterprise completed its initial public offering in connection with Kentucky Enterprise Bank's conversion from mutual to stock form on December 16, 1993.

(2) Through December __, 1995




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                                     -xvii-

                           COMPARATIVE PER SHARE DATA



  The following table sets forth certain per-share information for both Fifth Third and Kentucky Enterprise at the dates indicated and for the periods then ended. The equivalent values of such information are based on the Exchange Ratio of .3823 shares of Fifth Third Common Stock for each share of Kentucky Enterprise Common Stock. Neither Kentucky Enterprise nor Fifth Third can give any assurances that the following table will accurately reflect figures and values applicable at the date of consummation of the Merger.



                                                                                        Equivalent Share Basis -
                                                                           Kentucky      .3823 Shares of Fifth
                                                     Fifth Third          Enterprise       Third Common Stock
-------------------------------------------------------------------------------------------------------------------
                                                            Fully                                       Fully
                                              Primary      Diluted           Actual         Primary    Diluted
                                              -------      -------           ------         -------    -------


NET INCOME PER SHARE
December 31, 1992                                 $ 2.74    $ 2.73             N/A(1)       $ 1.05       $ 1.04
December 31, 1993                                   3.22      3.22             N/A(1)         1.23         1.23
December 31, 1994                                   3.72      3.72          $   .40           1.42         1.42
September 30, 1994                                  2.74      2.74              .27           1.05         1.05
September 30, 1995                                  3.13      3.13              .37           1.20         1.20

DIVIDENDS DECLARED PER SHARE
December 31, 1992                                 $  .90                       N/A(1)       $  .34
December 31, 1993                                   1.02                       N/A(1)          .39
December 31, 1994                                   1.20                    $   .10            .46
September 30, 1994                                   .89                        .05            .34
September 30, 1995                                  1.05                        .15            .40

BOOK VALUE PER SHARE
December 31, 1994                                 $21.62                     $17.35         $ 8.27
September 30, 1995                                 24.59                      18.00           9.40


MARKET VALUE PER SHARE
     ON AUGUST 25, 1995(2)                        $56.00                     $22.25



1 Kentucky Enterprise completed its initial public offering in connection with Kentucky Enterprise Bank's conversion from mutual to stock form on December 16, 1993. Per share information is not applicable for periods prior to the completion of Kentucky Enterprise's stock conversion and not meaningful for the period December 16, 1993 through December 31, 1993.

2 August 25, 1995 was the last day of trading preceding the public announcement of the Merger.





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                                    -xviii-

                       KENTUCKY ENTERPRISE BANCORP, INC.
                              800 MONMOUTH STREET
                            NEWPORT, KENTUCKY  41071
                                 (606) 261-3050

                                      AND

                              FIFTH THIRD BANCORP
                               FIFTH THIRD CENTER
                             CINCINNATI, OHIO 45263
                                 (513) 579-5300


 ______________________________________________________________________________

                         PROXY STATEMENT AND PROSPECTUS
 ______________________________________________________________________________


                              GENERAL INFORMATION

         This Proxy Statement and Prospectus is being furnished to the shareholders of Kentucky Enterprise Bancorp, Inc. ("Kentucky Enterprise") in connection with the solicitation by the Board of Directors of Kentucky Enterprise of proxies to be used at an Annual Meeting of Shareholders (the "Annual Meeting") to be held on January 29, 1996, at 10:00 a.m., Eastern Standard Time, at Kentucky Enterprise Bank, F.S.B., located at Highland and Newman Avenues, Ft. Thomas, Kentucky, and at any adjournments thereof.
This Proxy Statement and Prospectus, and the enclosed Fifth Third 1994 Annual Report to Shareholders, and the enclosed form of proxy are first being sent to shareholders of Kentucky Enterprise on or about December __, 1995.

                         PURPOSES OF THE ANNUAL MEETING

         At the Annual Meeting, shareholders of Kentucky Enterprise will be asked to approve an Affiliation Agreement and related Agreement of Merger, as amended and restated, dated as of August 28, 1995 between Fifth Third Bancorp ("Fifth Third") and Kentucky Enterprise (the "Affiliation Agreement" and the "Merger Agreement", respectively), and elect three Class II directors for a term of three years. Pursuant to the Affiliation Agreement and the Merger Agreement, Kentucky Enterprise will merge into Fifth Third (the "Merger"). See "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD" below.

                              MEETING INFORMATION

SHARES ENTITLED TO VOTE; VOTING AND REVOCATION OF PROXIES

         Holders of record of Kentucky Enterprise Common Stock at the close of business on December 22, 1995 (the "Record Date") are entitled to receive notice of, and to vote at, the Annual Meeting. At the close of business of the Record Date, there were __________ shares of Kentucky Enterprise Common Stock outstanding. Each share of Kentucky Enterprise Common Stock will be entitled to one vote.

         Shares represented by proxies properly signed and returned will be voted at the Annual Meeting in accordance with the instructions thereon, unless revoked. If a proxy is signed and returned without voting instructions, the shares represented thereby will be voted FOR the approval of the Affiliation Agreement and the Merger Agreement, and at the discretion of the proxy holders as to any other matters which may properly come before the Annual Meeting.
Each proxy may be revoked at any time before it is exercised by submitting a later dated proxy, by attending the Annual Meeting and voting in person, or by giving notice of revocation to Kentucky Enterprise in a writing addressed to and received by the Secretary of Kentucky Enterprise before the Annual Meeting. A subsequently dated proxy will, if properly presented, revoke a prior proxy.
Any shareholder may attend the Annual Meeting and vote in person whether or not such shareholder has previously given a proxy.

SOLICITATION OF PROXIES

         Following the mailing of proxy solicitation materials, directors, officers and employees of Kentucky Enterprise and Fifth Third may solicit proxies by mail, telephone, telegraph and personal interviews. Kentucky Enterprise will bear the expense of proxy solicitation, including reimbursement of reasonable out-of-pocket expenses incurred by brokerage houses and other custodians, nominees and fiduciaries in forwarding proxy solicitation materials to the beneficial owners of stock held of record by such persons.

          PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD

         Pursuant to the Affiliation Agreement and the Merger Agreement, each shareholder of Kentucky Enterprise shall receive for each share of Kentucky Enterprise Common Stock, $0.01 par value per share ("Kentucky Enterprise Common Stock"), which such shareholder holds at the effective time of the Merger (the "Effective Time"), .3823 of a share of Fifth Third Common Stock, no par value per share ("Fifth Third Common Stock") (the "Exchange Ratio"). Based on the closing price per share of Fifth Third Common Stock on the Nasdaq National Market on ______________, the value of .3823 of a share of Fifth Third Common Stock was $__________________. The Exchange Ratio shall be adjusted so as to give the Kentucky Enterprise shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time.

TERMS AND CONDITIONS OF THE PROPOSED MERGER

         The following description contains, among other information, summaries of certain provisions of the Affiliation Agreement and the Merger Agreement and is qualified in its entirety by reference to the full text thereof, copies of which are appended as Annex A and Annex B, respectively, to this Proxy Statement and Prospectus and are incorporated herein by reference.

BACKGROUND OF, AND REASONS FOR, THE MERGER

         In January of 1995 the Board of Directors concluded that it would be in the best interests of Kentucky Enterprise's shareholders for the Board to undertake a detailed review of Kentucky Enterprise's strategic alternatives, and specifically to examine whether the operation of Kentucky Enterprise as an independent entity would continue to represent the best means of maximizing long-term shareholder value. To this end, the Board formed a Strategic Alternatives Committee to facilitate the strategic evaluation process. Additionally, the Board engaged Trident Financial Corporation ("Trident") as its financial advisor in March of 1995 to, among other things, provide the Board with a written report examining Kentucky Enterprise's strategic alternatives and estimating the acquisition value of Kentucky Enterprise, and to provide certain services to Kentucky Enterprise in the event the Board chose either to pursue an acquisition of another entity or the sale or merger of Kentucky Enterprise.

         On April 6, 1995, the Board of Directors held a special meeting to discuss whether it would be in the best interests of Kentucky Enterprise's shareholders for Kentucky Enterprise to pursue an independent strategy or to consider soliciting proposals from other financial institutions regarding a possible affiliation with Kentucky Enterprise. The meeting was attended by legal counsel and a representative of Trident. Trident presented the Board of Directors with a detailed written analysis of Kentucky Enterprise's strategic alternatives for enhancing shareholder value. The analysis provided the basis for the Board's evaluation of the following strategic options for Kentucky
Enterprise: (1) remaining independent; (2) pursuing acquisitions of other financial institutions; and (3) pursuing a sale or merger of Kentucky Enterprise. The analysis included an estimate of the acquisition value of Kentucky

Enterprise, both currently and at various future dates assuming certain projected financial results. Kentucky Enterprise's future as an independent entity was evaluated using its business plan and management's projections. This data, various methodologies of valuation, and Trident's conclusions were included in Trident's written report.

         On the basis of Trident's written analysis and information, the Board discussed Trident's estimates of Kentucky Enterprise's current and future acquisition value, the projected earnings of Kentucky Enterprise and the ongoing consolidation in the financial institutions industry in Kentucky Enterprise's market area as well as in the Cincinnati metropolitan area and the
United States generally.   Trident compared Kentucky Enterprise's financial
performance to that of its peer group and analyzed the trading value of its stock. Trident then provided an estimate of what Kentucky Enterprise's stock should have been trading for in the market based on Kentucky Enterprise's financial performance. Trident concluded that the then current trading value of Kentucky Enterprise's stock represented a significant premium over an appropriate market price based upon Kentucky Enterprise's performance, and informed the Board that the stock price appeared to reflect significant speculation that Kentucky Enterprise would be acquired in the near future.

         Trident also discussed the prospects for pursuing an independent strategy and how much Kentucky Enterprise would be required to earn in order to maintain its current stock trading value. Trident also presented a list of thrift institutions that Kentucky Enterprise could consider acquiring and addressed the possibility of stock repurchases. Trident pointed out that stock repurchases would not be a viable alternative because of the dilutive effect that they would have given the then current market price of Kentucky Enterprise's stock. Trident also pointed out that special dividends might not be feasible because, among other things, shareholders would be subject to income tax on the dividends received. Ultimately, Trident's analysis concluded that a sale or merger of Kentucky Enterprise represented the best way to maximize long-term shareholder value. Trident recommended that Kentucky Enterprise solicit from other financial institutions indications of interest in acquiring Kentucky Enterprise.

         Following Trident's presentation, the Board discussed in detail the advantages and disadvantages of an independent strategy, including a strategy of acquiring other institutions, versus pursuing a sale or merger of Kentucky Enterprise, and Trident responded to several questions raised by Board members. The process of soliciting expressions of interest in a possible acquisition of Kentucky Enterprise, as well as a list of possible acquirors, were also discussed. The Board debated the relative merits of continuing to operate independently versus affiliating with another financial institution, and which course would be most likely to enhance long-term shareholder value. On the basis of these discussions and the information provided by Trident, the Board determined that it would be in the best interests of shareholders to consider alternatives to remaining independent, and to solicit from other financial institutions indications of interest in an affiliation with Kentucky Enterprise. The Board then authorized Trident to prepare a confidential memorandum to be furnished to selected financial institutions in connection with the solicitation of indications of interest in an affiliation with Kentucky Enterprise, with the memorandum and the list of recipients subject to the Board's approval.

         On May 25, 1995, the Board held a special meeting, with Trident and Kentucky Enterprise's legal counsel present, to discuss (1) certain key issues to be negotiated in a possible sale of Kentucky Enterprise to another financial institution, (2) the procedures to be followed in soliciting expressions of interest from potential acquirors, and (3) which financial institutions should be contacted regarding a possible acquisition of Kentucky Enterprise. Trident gave a detailed presentation regarding certain financial aspects of a sale transaction and both Trident and Kentucky Enterprise's legal counsel responded to questions from members of the Board. Trident presented the Board with a list of potential acquirors and gave a detailed explanation of the relative merits of each institution it had selected. Members of the Board added information with respect to their knowledge of and views regarding certain of the companies selected by Trident. On the basis of these discussions, the Board authorized Trident to solicit indications of interest from seven institutions.

         During the month of May 1995, a confidential memorandum containing financial and other information was prepared by Trident with the assistance of Kentucky Enterprise. Commencing on June 1, 1995, after execution and delivery of confidentiality agreements by the recipients, Trident delivered the confidential memorandum to Fifth

Third and the six other thrift and bank holding companies identified by Trident and the Board as potential strategic merger partners. Each company was asked to submit its indication of interest (including the value it would propose for a contemplated acquisition of Kentucky Enterprise, the form of consideration and other relevant information) by July 10, 1995.

         The Board of Directors held a special meeting on July 12, 1995, with Trident and Kentucky Enterprise's legal counsel present. The purpose of the meeting was to update the Board on developments in the process of exploring a possible sale of Kentucky Enterprise, particularly the results of Kentucky Enterprise's solicitation of expressions of interest from potential acquirors. Trident related to the Board that, among the seven institutions contacted, only Fifth Third and one other institution had submitted formal indications of interest. Fifth Third's preliminary indication of interest was in a range of between $20.23 and $21.22 per share. The other indication of interest was at a price of $16.95 per share. Trident reviewed in detail each of the two written expressions of interest received. After a lengthy discussion, the Board determined to have Trident contact Fifth Third to establish a schedule for conducting a due diligence investigation of Kentucky Enterprise's business and operations. The Board also authorized Trident to contact the other prospective acquirer and inform such prospective acquirer that it would only be invited to perform a due diligence investigation in the event that it raised the price specified in its indication of interest to at least approximate the current trading price of Kentucky Enterprise's common stock, which was at that time approximately $21.00 per share.

         On July 18, 1995, Trident was informed by the other prospective acquirer that it could not offer a price close to what Kentucky Enterprise's stock was trading for on the open market and discussions with that institution ceased.

         In response to extraordinary trading activity in Kentucky Enterprise's stock, on July 20, 1995 Kentucky Enterprise issued a press release stating that it had contacted several financial services companies about a possible sale of Kentucky Enterprise.

         On July 28, 1995, following completion of its due diligence, Fifth Third submitted a revised indication of interest at a price of $21.22 per share payable in Fifth Third Common Stock. A special meeting of the Board was convened on July 31, 1995, again with Trident and Kentucky Enterprise's legal counsel present. Trident discussed in detail Fifth Third's new indication of interest. Kentucky Enterprise's legal counsel and Trident discussed and answered questions from Board members regarding the process involved if the Board decided to proceed with Fifth Third. After significant discussion on the matter, the Board determined to commence negotiations with Fifth Third.

         During the month of August, 1995 representatives of Trident and Kentucky Enterprise's legal counsel held extensive discussions regarding the terms of a potential merger of Kentucky Enterprise and Fifth Third.

         The Board of Directors held a special meeting on August 28, 1995 to consider and vote upon the proposed business combination with Fifth Third. Trident and Kentucky Enterprise's legal counsel were present at the meeting to address the Board regarding Fifth Third's proposal. Trident gave a summary of the financial terms of the proposed combination with Fifth Third, as well as the results of Trident's due diligence examination of Fifth Third.

         Trident also discussed the advantages and disadvantages to Kentucky Enterprise of engaging in the proposed business combination with Fifth Third. According to Trident, the advantages of the Merger included: (i) the fair price offered by Fifth Third, (ii) the increased liquidity offered by the Fifth Third Common Stock as compared to the Kentucky Enterprise Common Stock, (iii) the fact that Fifth Third pays a higher dividend than Kentucky Enterprise and on a per share basis that would result in a greater dividend payment to Kentucky Enterprise's shareholders; (iv) the fact that the Merger would allow Kentucky Enterprise's shareholders to escape the increasingly uncertain and often hostile environment for small to medium sized savings institutions; (v) for those Kentucky Enterprise employees who would continue as employees of Fifth Third, the competitive benefits package offered to Fifth Third employees; and (vi) the greater access for Kentucky Enterprise's customers to products and services as part of Fifth Third. Trident advised that the two most significant disadvantages to the Merger with Fifth Third would be the expected layoffs resulting from the combination and the loss of Kentucky Enterprise's separate identity. Trident additionally gave the Board its written opinion that the consideration to be received by the shareholders in the proposed business combination was fair, as of August 28, 1995, from a financial point of view.

         Kentucky Enterprise's legal counsel then reviewed the terms of the Merger with the Board of Directors. Upon conclusion of the presentation by Kentucky Enterprise's legal counsel, the Board of Directors discussed the merits of the Merger with Fifth Third. In reaching its determination that the Merger is in the best interests of Kentucky Enterprise and its shareholders, the Board considered, among other things: (i) the value being offered Kentucky Enterprise's shareholders by Fifth Third in relation to the market value, book value and earnings per share of the Kentucky Enterprise Common Stock; (ii) information concerning the financial condition, results of operations and prospects of Fifth Third and Kentucky Enterprise, including the long-term equity growth potential of Kentucky Enterprise as compared to Fifth Third and, in particular, Fifth Third's dividend yield, earnings per share, and stock price history; (iii) the competitive environment for financial institutions generally; (iv) the compatibility of the respective business management philosophies of Kentucky Enterprise and Fifth Third; (v) the ability of Fifth Third to provide comprehensive financial services in relevant markets; (vi) the financial terms of other recent business combinations in the local financial services industry; (vii) the fact that Fifth Third, as a larger financial institution company, has the financial resources to serve the lending and deposit needs of the local communities served by Kentucky Enterprise, thereby enhancing the related long-term customer service potential for Kentucky Enterprise's customer base; and (viii) the opinion of Kentucky Enterprise's financial advisor, Trident, that the consideration to be received by Kentucky Enterprise's shareholders is fair to such shareholders from a financial point
of view.   In addition to the adequacy of the consideration to be paid in connection with the Merger, the Board considered the following factors, among others it deemed relevant, in determining to approve the Merger: (A) the social and economic effects of the Merger on Kentucky Enterprise, its subsidiaries, employees, depositors, loan and other customers and creditors and the other elements of the communities in which Kentucky Enterprise and its subsidiaries operate or are located; and (B) the ability of Kentucky Enterprise to fulfill its corporate objectives as a financial institution holding company and on the ability of Kentucky Enterprise Bank to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

         Fifth Third's primary reason for consummating the Merger is to further a long range commitment of realigning and expanding its branch system to better meet and satisfy the needs of its customers, including those in Kentucky Enterprise's service area.

         All of the members of Kentucky Enterprise's Board of Directors have indicated their intention to vote their shares of Kentucky Enterprise Common Stock in favor of the Merger. As of September 30, 1995, on a fully diluted basis, such individuals, together with directors of Kentucky Enterprise Bank, beneficially owned 611,727 shares, or approximately 22.24% of the then outstanding shares of Kentucky Enterprise Common Stock.

RECOMMENDATION

         Kentucky Enterprise's Board of Directors has unanimously approved the Affiliation Agreement and the Merger Agreement and the transactions contemplated thereby, and recommends approval thereof by the shareholders of Kentucky Enterprise. Kentucky Enterprise's Board of Directors believes that the terms of the Merger are fair to, and in the best interests of, Kentucky Enterprise and its shareholders.

THE BOARD OF DIRECTORS OF KENTUCKY ENTERPRISE HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS A VOTE IN FAVOR OF THE APPROVAL OF THE AFFILIATION AGREEMENT AND THE MERGER AGREEMENT.

VOTE REQUIRED

         The presence in person or by proxy of the holders of a majority of the outstanding shares of Kentucky Enterprise Common Stock will constitute a quorum for the transaction of business at the Annual Meeting.

APPROVAL OF THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF KENTUCKY ENTERPRISE COMMON STOCK ENTITLED TO VOTE. Broker non-votes will not be treated as votes cast and, therefore, will have the same effect as a vote against the proposal.

OPINION OF TRIDENT FINANCIAL CORPORATION

         Kentucky Enterprise retained Trident to act as its financial advisor and to render a fairness opinion in connection with the Merger. As part of its engagement, Trident performed a valuation analysis of Kentucky Enterprise in an acquisition context. On April 6, 1995, Trident presented its valuation report (the "Valuation Report") to Kentucky Enterprise's Board of Directors.

         On August 28, 1995, Trident met with Kentucky Enterprise's Board of Directors to review the proposed terms of the Affiliation Agreement and the Merger Agreement. At that time, Trident presented a report ( the "Merger Analysis and Due Diligence Report") to Kentucky Enterprise's Board of Directors summarizing the financial terms of the Merger and providing updated market information with respect to thrift mergers and acquisitions. Trident also compared Fifth Third's offer to the valuation of Kentucky Enterprise set forth in the Valuation Report and analyzed the advantages and disadvantages of the Merger from a financial point of view. Trident further reported on its financial analysis and on-site due diligence examination of Fifth Third. In addition, Trident rendered its written opinion to Kentucky Enterprise's Board of Directors to the effect that, as of that date, the consideration to be received by Kentucky Enterprise's shareholders pursuant to the Merger was fair to them from a financial point of view.

         Trident delivered its updated written opinion to Kentucky Enterprise's Board of Directors as of the date of this Proxy Statement and Prospectus stating that, as of such date, the consideration to be received by the shareholders of Kentucky Enterprise in the Merger is fair from a financial point of view. Trident has consented to the inclusion of such opinion and the related disclosure in the Proxy Statement and Prospectus which will be circulated to Kentucky Enterprise's shareholders.

         TRIDENT'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF KENTUCKY ENTERPRISE AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY KENTUCKY ENTERPRISE'S SHAREHOLDERS BASED ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. TRIDENT'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY KENTUCKY ENTERPRISE SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE ANNUAL MEETING, NOR DOES TRIDENT'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. THIS SUMMARY OF TRIDENT'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS ATTACHED TO THIS PROXY STATEMENT AND PROSPECTUS AS ANNEX C. SHAREHOLDERS ARE URGED TO READ TRIDENT'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE AND MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.

         In connection with rendering its opinion, Trident reviewed and analyzed, among other things, the following: (i) the Affiliation Agreement and the Merger Agreement; (ii) this Proxy Statement and Prospectus; (iii) certain publicly available information concerning Kentucky Enterprise and its wholly owned subsidiary, Kentucky Enterprise Bank, including the audited financial statements of Kentucky Enterprise and Kentucky Enterprise Bank for each of the years in the three-year period ended June 30, 1995 and the unaudited financial statements of Kentucky Enterprise and Kentucky Enterprise Bank for the three months ended September 30, 1995 (prior to fiscal year 1994 and Kentucky Enterprise Bank's conversion from mutual to capital stock form of ownership, the financial statements include the accounts of Kentucky Enterprise Bank only; see "KENTUCKY ENTERPRISE BANCORP, INC. - Description of Business"); (iv) certain publicly available information concerning Fifth Third, including the audited financial statements of Fifth Third for each of the years in the three-year period ended December 31, 1994 and the unaudited financial statements of Fifth Third for the nine months ended September 30, 1995; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Kentucky Enterprise and Fifth Third furnished to Trident by Kentucky Enterprise and Fifth Third for purposes of Trident's analysis; (vi) certain information with respect to the pricing and trading of Kentucky Enterprise Common Stock; (vii) certain information with respect to the pricing and trading of Fifth Third Common Stock; (viii) certain publicly available information with respect to other companies that Trident believed to be comparable to Kentucky Enterprise and Fifth Third and the trading markets for such other companies' securities; and
(ix) certain publicly available information concerning the nature and terms of other transactions that Trident considered relevant to its inquiry. Trident also met with certain officers and employees of Kentucky Enterprise and Fifth Third to discuss the foregoing, as well as other matters which it believed relevant to its inquiry.

         In its review and analysis, and in arriving at its opinion, Trident assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not attempt independently to verify any such information. The financial information provided to Trident by Kentucky Enterprise was of the type normally produced by the management of Kentucky Enterprise and reviewed by the Kentucky Enterprise Board of Directors at its regular meetings and the Kentucky Enterprise Board had no reason to believe that Trident's reliance thereon was unreasonable. The Kentucky Enterprise Board, however, did not specifically review the information, projections, assumptions and other information provided by management to Trident for accuracy and completeness. Trident did not conduct a physical inspection of the properties or facilities of Kentucky Enterprise or Fifth Third, nor did it make or obtain any independent evaluations or appraisals of any of such properties or facilities. While Kentucky Enterprise's Board of Directors has carefully reviewed Trident's opinion, the Board has relied upon the expertise of Trident in preparing the opinion and determining the methodologies and appropriateness of assumptions used in rendering its opinion and, accordingly, did not undertake to independently review the methodologies and appropriateness of the assumptions used by Trident in reaching its determination as to the fairness of the Merger.

         In conducting its analyses and arriving at its opinion as expressed herein, Trident considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Kentucky Enterprise and Fifth Third, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Kentucky Enterprise and Fifth Third; (iii) the economies in Kentucky Enterprise's and Fifth Third's market areas; (iv) the historical and current market for Kentucky Enterprise Common Stock and Fifth Third Common Stock and for the equity securities of certain other companies that Trident believed to be comparable to Kentucky Enterprise and Fifth Third; and (v) the nature and terms of certain other acquisition transactions that Trident believed to be relevant. Trident also took into account its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, and its knowledge of securities valuation generally. Trident's opinion necessarily was based upon conditions in existence and subject to evaluation on the respective dates of its opinion. Trident's opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Kentucky Enterprise Common Stock in the Merger and does not address Kentucky Enterprise's underlying business decision to effect the Merger.

         Trident met with the Board of Directors of Kentucky Enterprise at various times between April 6, 1995 and August 28, 1995 to present analyses contained in a series of reports which serve as the basis for Trident's opinion. Two key reports presented by Trident were the Valuation Report dated April 6, 1995 and the Merger Analysis and Due Diligence Report dated August 28, 1995. The following is a brief summary of the Valuation Report presented by Trident to the Board of Directors of Kentucky Enterprise on April 6, 1995:

         FINANCIAL ANALYSIS OF KENTUCKY ENTERPRISE. Trident examined Kentucky Enterprise's financial performance for the period June 30, 1991 through December 31, 1994 by analyzing the composition of its balance sheet, adjusting and normalizing its earnings, and calculating a variety of operating and financial ratios for Kentucky

Enterprise. Trident also studied the trading of Kentucky Enterprise Common Stock since its mutual-to-stock conversion in December 1993, and compared the performance of its stock to certain stock indices.

         PEER GROUP ANALYSIS. Trident evaluated Kentucky Enterprise's strengths and weaknesses by comparing the financial performance of Kentucky Enterprise to that of the following groups of Savings Association Insurance Fund-insured, Office of Thrift Supervision-regulated thrift institutions: (i) all United States institutions; (ii) all institutions in Kentucky, Indiana and Ohio; (iii) all Kentucky institutions; (iv) all United States institutions with total assets between $200 million and $400 million; and (v) all Kentucky, Indiana and Ohio institutions with total assets between $200 million and $400 million (the "Aggregates"). This analysis compared a number of Kentucky Enterprise's historical financial ratios to those of the Aggregates, including but not limited to: (i) the balance sheet composition as a percentage of total assets at September 30, 1994; (ii) the loan portfolio as a percentage of total assets at September 30, 1994; (iii) the investment portfolio as a percentage of total assets at September 30, 1994; (iv) asset quality at September 30, 1994. Trident also compared Kentucky Enterprise's growth rates between December 31, 1991 and September 30, 1994, its yields on assets and costs of liabilities and its income and expense data for 1993 and for the nine months ended September 30, 1994 to those of the Aggregates.

         COMPARISON TO ACTIVELY TRADED THRIFTS. Trident compared Kentucky Enterprise to the following groups of actively traded thrifts as of April 4, 1995: (i) all United States thrifts; (ii) United States thrifts with assets between $200 million and $400 million; (iii) all Midwest thrifts; (iv) all Kentucky thrifts; and (v) fourteen actively traded thrifts Trident believed were most similar to Kentucky Enterprise in terms of size, capital structure, profitability and asset quality. Trident compared Kentucky Enterprise to the aforementioned groups of actively traded thrifts on the basis of its balance sheet, GAAP capital, regulatory capital, asset quality, loan loss reserves, asset and deposit growth, return on average assets, return on average equity, and the components of earnings during the trailing four quarters. Trident also compared Kentucky Enterprise's pricing ratios to the pricing ratios for other actively traded thrifts.

         FINANCIAL PROJECTIONS. With input from Kentucky Enterprise's management, Trident prepared six-year financial projections for Kentucky Enterprise beginning December 31, 1994. The projections were based on certain assumptions, including minimal asset growth, modest loan growth, no deposit growth, a gradually increasing interest-rate spread, a flat interest-rate environment, an increasing cash dividend, and a 35% tax rate. These financial projections were used to estimate Kentucky Enterprise's valuation in an acquisition context at various future dates, and the resulting returns to shareholders by continuing to remain an independent financial institution.

         VALUATION OF KENTUCKY ENTERPRISE.   Trident estimated the fair market
value of Kentucky Enterprise in an acquisition context. In valuing Kentucky Enterprise, Trident considered three different approaches to value: the asset approach, the income approach and the market approach.

         The asset approach considers the market value of a company's assets and liabilities, as well as any intangible value the company may have. Trident estimated Kentucky Enterprise's net asset value by adjusting the carrying value of its assets and liabilities to reflect current market values (rather than liquidation values). In addition, the net asset value of Kentucky Enterprise was adjusted downward based on an estimate of the impact of recapturing Kentucky Enterprise's bad debt reserve for tax purposes and estimated transaction and other costs. Finally, Trident increased Kentucky Enterprise's net asset value for the assumed exercise of outstanding options to purchase Kentucky Enterprise Common Stock. Based on the adjustments discussed above, Trident estimated Kentucky Enterprise's fully diluted net asset value to be approximately $45 million or $14.97 per share. After determining Kentucky Enterprise's net asset value, Trident added an intangible premium to reflect the estimated value of its customer relationships. According to the asset approach, the total value of Kentucky Enterprise is the sum of its net asset value and its intangible value. Based on a branch purchase methodology and intangible ("core deposit") premiums observed in the market for thrift acquisitions, as well as Trident's knowledge of Kentucky Enterprise, Trident applied premiums equal to 6% and 10% of core deposits to Kentucky Enterprise's estimated fully diluted net asset value. Using the asset approach, Trident established a reference range of $19.50 to $22.50 per share of Kentucky Enterprise Common Stock.

         Trident also used an income approach in its valuation of Kentucky Enterprise by discounting Kentucky Enterprise's projected future earnings plus merger cost savings of 25% to 75% as a result of an assumed acquisition of Kentucky Enterprise. The projected earnings were discounted to the present at rates of 14%, 15% and 16%. The discount rates chosen were estimates of the required rates of return for holders or prospective holders of shares of financial institutions similar to Kentucky Enterprise, based on a number of factors including prevailing interest rates, the pricing ratios of publicly traded financial institutions, the financial condition and operating results of Kentucky Enterprise, as well as Trident's general knowledge of valuation, the securities markets and acquisition values in other mergers of financial institutions. Trident adjusted the resulting values to reflect the cost of recapturing the tax bad debt reserve and certain merger-related expenses.
Using the income approach, Trident established a reference range of $8.00 to $12.75 per share of Kentucky Enterprise Common Stock.

         In the market approach, Trident analyzed certain median pricing ratios (e.g., price to book value, price to tangible book value, price to reported earnings, price to assets, and the premium paid over tangible book value as a percentage of core deposits) resulting from selected completed thrift merger transactions, as well as recently announced pending transactions. In applying the market approach, Trident considered the pricing ratios for the following groups of thrift merger transactions: (i) all pending thrift merger transactions (45 transactions); (ii) all pending thrift mergers announced during the 90 days prior to April 3, 1995 (the date of the market data) (16 transactions); (iii) all pending thrift mergers involving thrifts located in the Midwest (15 transactions); (iv) all pending thrift mergers involving thrifts located in the State of Kentucky (2 transactions); (v) all pending thrift mergers in which the aggregate consideration was between $50 million and $75 million (6 transactions); (vi) all pending thrift mergers in which the target thrift had assets between $200 million and $400 million (7 transactions); (vii) all pending thrift mergers in which the target thrift had a return on assets of between 0.00% and 0.60% (3 transactions); (viii) all pending thrift mergers in which the target thrift had a return on equity of between 0% and 5% (2 transactions); (ix) all pending thrift mergers in which the target thrift had a tangible equity ratio of between 12% and 20% of assets (8 transactions); and (x) all pending thrift mergers in which the target thrift had a nonperforming assets to assets ratio of between 0.0% and 0.5% (18 transactions). Trident also considered the pricing ratios for eight pending or completed thrift merger transactions in which the target thrift was of similar size and capital structure as Kentucky Enterprise, and in which the target thrift had similar profitability and asset quality. Trident then performed a comparison of a number of financial ratios for Kentucky Enterprise to those of the target thrift institutions. Based on Kentucky Enterprise's financial condition and results of operations, as well as other factors, relative to the groups of thrift mergers noted above, Trident chose ranges of pricing ratios to apply to Kentucky Enterprise. Trident chose price to book value ratios of 110% to 130%, resulting in per share values of $19.00 to $22.50; price to tangible book value ratios of 110% to 130%, resulting in per share values of $19.00 to $22.50; price to assets ratios of 18% to 22%, resulting in per share values of $18.50 to $22.50; and premiums over tangible book value as a percentage of core deposits of 3% to 7%, resulting in per share values of $20.00 to $23.00. The price to earnings multiple did not produce meaningful results, and therefore was not used in the analysis. Based on these derived ranges of value, Trident established a reference range of $19.00 to $23.00 per share using the market approach.

         Trident then reviewed the results from the three approaches, and after consideration of all relevant facts, reconciled the acquisition values generated by each approach and determined a final range of $19.00 to $23.00 per share for the acquisition value of Kentucky Enterprise. Trident did not apply specific weights to the three individual approaches, but Trident gave greater consideration to the asset and market approaches in reconciling the reference ranges and estimating the final range of value for Kentucky Enterprise.

         The following is a brief summary of the Merger Analysis and Due Diligence Report presented to the Board of Directors of Kentucky Enterprise on August 28, 1995:

         SUMMARY OF PROPOSED TRANSACTION. Trident presented a summary of the financial terms of the Merger. Trident also compared the pricing ratios for the Merger with the median pricing ratios for selected groups of pending thrift mergers and acquisitions. Trident discussed the advantages and disadvantages of the Merger from a financial point of view.

         REVIEW OF DUE DILIGENCE EXAMINATION OF FIFTH THIRD. Trident presented a summary of its on-site due diligence examination of Fifth Third. Fifth Third's historical balance sheets and income statements were presented, along with a variety of financial ratios that analyzed Fifth Third's financial condition and operating results through June 30, 1995. Trident discussed Fifth Third's strengths and weaknesses, peer group comparisons, profitability, dividends, financial condition, loan portfolio composition, asset quality, loan loss reserve coverage, asset classifications, its non-banking activities, business strategy, growth, Fifth Third's previous mergers and acquisitions, its banking subsidiaries, recent regulatory examinations of Fifth Third, recent bank analysts' reports on Fifth Third, and other issues. Trident reported that during its investigation, Trident did not discover any conditions that would prevent it from rendering its fairness opinion to Kentucky Enterprise's Board of Directors. As discussed above, Trident relied, without independent verification, upon the accuracy and completeness of all of the financial and other information provided by Fifth Third.

         FIFTH THIRD'S STOCK PRICING. Trident examined the trading activity of Fifth Third Common Stock between August 24, 1994 and August 24, 1995, and compared the performance of Fifth Third Common Stock to certain stock indices. Trident also compared Fifth Third and the pricing of Fifth Third Common Stock to other regional commercial banks, commercial banks of a similar size and all actively traded commercial banks as of August 24, 1995.

         The summaries of Trident's Valuation Report, Merger Analysis and Due Diligence Report, and opinion set forth above reflect all the material analysis, factors and assumptions considered by Trident and the material valuation methodologies used by Trident in arriving at its opinion as to fairness described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Trident believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all of the analyses, or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Trident's reports and its opinion. Therefore, the ranges of valuations resulting from any single analysis described above should not be taken to be Trident's view of the actual value of Kentucky Enterprise or the combined company. In performing its analyses, Trident made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Kentucky Enterprise or Fifth Third. The results of the specific analyses performed by Trident may differ from Kentucky Enterprise's actual values or actual future results as a result of changing economic conditions, changes in company strategy and policies, as well as a number of other factors. Such individual analyses were prepared to provide valuation guidance solely as part of Trident's overall valuation analysis and the determination of the fairness of the consideration to be received by Kentucky Enterprise's stockholders, and were provided to Kentucky Enterprise's Board of Directors in connection with the delivery of Trident's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Trident's opinion and presentations to Kentucky Enterprise's Board of Directors were among the many factors taken into consideration by Kentucky Enterprise's Board of Directors in making its determination to approve the Merger.

         Trident, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, and valuations for corporate and other purposes. Trident has extensive experience with the valuation of financial institutions. Kentucky Enterprise's Board of Directors selected Trident as its financial advisor because of its previous experience with Trident, because Trident is a nationally recognized investment banking firm specializing in financial institutions and because of its substantial experience in transactions similar to the Merger. Trident is not affiliated with either Kentucky Enterprise or Fifth Third.

         For its services as financial advisor, Kentucky Enterprise paid Trident a retainer of $5,000, a fee of $10,000 upon the delivery of the Valuation Report, and a fee of $25,000 upon execution of the Affiliation Agreement and the Merger Agreement. An additional fee equal to $150,000 plus 2% of the amount by which the aggregate value of the Merger exceeds $65 million (and therefore contingent upon such value), less $25,000, will be payable to

Trident upon consummation of the Merger (a balance due of approximately $323,500 based on a share price of $65.00 for Fifth Third Common Stock). Kentucky Enterprise has also agreed to reimburse Trident for its reasonable out-of-pocket expenses and to indemnify Trident against certain liabilities, including certain liabilities under federal securities laws.

EFFECTIVE TIME

         The Effective Time of the Merger will, unless the parties agree otherwise, occur on a Friday which is as soon as possible following the date that all conditions precedent contained in the Affiliation Agreement have been met or waived, including the expiration of all applicable waiting periods. It is anticipated that the Merger will be consummated in the spring of 1996, although no assurance can be given in this regard. Kentucky Enterprise and Fifth Third each will have the right, but not the obligation, to terminate the Affiliation Agreement if the Effective Time does not occur on or before June 30, 1996, subject to certain conditions.

         In connection with the Merger, Fifth Third also wishes to consummate certain related transactions (the "Related Transactions") which are as follows:
(i) have Fifth Third Bank of Northern Kentucky, Inc. ("Fifth Third Northern"), a wholly owned subsidiary of Fifth Third, purchase substantially all of the assets and assume substantially all of the liabilities of Kentucky Enterprise Bank ("Purchase and Assumption"); (ii) maintain certain assets and certain liabilities which remain after the Purchase and Assumption in Kentucky Enterprise Bank, which will be renamed Fifth Third Savings Bank of Northern Kentucky, F.S.B. ("Fifth Third Savings Bank"); (iii) move Fifth Third Savings Bank's (formerly Kentucky Enterprise Bank) main office to the current location of its Limaburg Road branch located in Hebron, Boone County, Kentucky; and (iv) have Fifth Third Savings Bank pay a dividend of approximately $12 million to Fifth Third, which will, in turn, be contributed to Fifth Third Northern.

         Prior to the Effective Time, Kentucky Enterprise will dissolve all of its direct or indirect subsidiaries other than Kentucky Enterprise Bank.

CONVERSION OF SHARES OF KENTUCKY ENTERPRISE COMMON STOCK

         Each share of Kentucky Enterprise Common Stock (excluding treasury shares) which is issued and outstanding immediately prior to the Effective Time will be converted at the Effective Time into Fifth Third Common Stock and cash in lieu of any fractional shares of Fifth Third Common Stock. See "Exchange Ratio" below.

EXCHANGE RATIO

         At the Effective Time, each of the shares of Kentucky Enterprise Common Stock (excluding treasury shares) then issued and outstanding shall be converted by virtue of the Merger and without further action into .3823 of a share of Fifth Third Common Stock (the "Exchange Ratio"). Based on the closing price per share of Fifth Third Common Stock on the Nasdaq National Market on _________________, the value of .3823 of a share of Fifth Third Common Stock was $_______________. The Exchange Ratio shall be adjusted so as to give the Kentucky Enterprise shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. Certificates representing shares of Fifth Third Common Stock will be distributed to Kentucky Enterprise shareholders upon the surrender of their certificates for shares of Kentucky Enterprise Common Stock to Fifth Third.

NO FRACTIONAL SHARES

         Only whole shares of Fifth Third Common Stock will be issued in connection with the Merger. In lieu of fractional shares, each shareholder of Kentucky Enterprise Common Stock otherwise entitled to a fractional share of Fifth Third Common Stock will be paid therefor in cash in an amount equal to the amount of such fraction multiplied by the Applicable Market Value Per Share of Fifth Third Common Stock, as defined in the Merger

Agreement attached hereto as Annex B. No such shareholder will be entitled to dividends, voting rights or other rights in respect of any such fractional share.

EXCHANGE OF CERTIFICATES

         After the Effective Time, holders of certificates previously representing shares of Kentucky Enterprise Common Stock will cease to have any rights as shareholders of Kentucky Enterprise and their sole rights will pertain to the shares of Fifth Third Common Stock into which their shares of Kentucky Enterprise Common Stock will have been converted pursuant to the Merger Agreement. As soon as practicable after the Effective Time, Fifth Third will send to each former Kentucky Enterprise shareholder a letter of transmittal for use in submitting to Fifth Third, acting as Exchange Agent (the "Exchange Agent"), certificates (or with instructions for handling lost Kentucky Enterprise stock certificates) formerly representing shares of Kentucky Enterprise Common Stock to be exchanged for certificates representing Fifth Third Common Stock (and, to the extent applicable, cash in lieu of fractional shares of Fifth Third Common Stock) which the former shareholders of Kentucky Enterprise are entitled to receive as a result of the Merger. Shareholders who become holders of Fifth Third Common Stock in the Merger will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Fifth Third Common Stock following the Effective Time until they have surrendered and exchanged their certificates evidencing ownership of shares of Kentucky Enterprise Common Stock. Any dividends payable on Fifth Third Common Stock after the Effective Time will be paid to the Exchange Agent and, upon receipt of the certificates representing shares of Kentucky Enterprise Common Stock, the Exchange Agent will forward to Kentucky Enterprise shareholders (i) certificates representing their shares of Fifth Third Common Stock, (ii) dividends declared thereon subsequent to the Effective Time (without interest) and (iii) the cash value of any fractional shares (without interest). KENTUCKY ENTERPRISE'S SHAREHOLDERS ARE REQUESTED NOT TO SUBMIT STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED WRITTEN INSTRUCTIONS TO DO SO.

         At the Effective Time, the stock transfer books of Kentucky Enterprise will be closed and no transfer of Kentucky Enterprise Common Stock will thereafter be made on such books. If a certificate formerly representing shares of Kentucky Enterprise Common Stock is presented to Kentucky Enterprise or Fifth Third, it will be forwarded to the Exchange Agent for cancellation and exchange for a certificate representing shares of Fifth Third Common Stock.

FEDERAL INCOME TAX CONSEQUENCES

         Pursuant to the terms of the Affiliation Agreement, Kentucky Enterprise will receive the opinion of Dinsmore & Shohl, counsel to Fifth Third, dated the Effective Time, describing certain material federal income tax consequences of the Merger, but which will not address material tax consequences to dissenting Kentucky Enterprise shareholders. The following discussion summarizes the material federal income tax consequences of the Merger to Kentucky Enterprise shareholders.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW NECESSARILY IS NOT SPECIFIC TO THE SITUATION OF A PARTICULAR SHAREHOLDER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH OF KENTUCKY ENTERPRISE'S SHAREHOLDERS SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

         The federal income tax consequences to any of Kentucky Enterprise's shareholders depend upon (i) the form of consideration received in exchange for the shares of Kentucky Enterprise Common Stock actually owned by him or her, and (ii) in the case of any of Kentucky Enterprise's shareholders receiving cash, or a combination of cash and Fifth Third Common Stock, the type of consideration received in exchange for shares of Kentucky Enterprise Common Stock deemed to be constructively owned by him or her under Section 318(a) of the Internal Revenue Code of 1986, as amended (the "Code"), if any. Generally, under Section 318(a), a shareholder is deemed constructively to own shares owned directly or indirectly by certain related individuals (including spouses, children, grandchildren and parents) or by certain related entities (including partnerships, trusts, estates and corporations in which the shareholder owns, directly or indirectly, 50% or more in value of the stock). Under Section 318(a), if any person has an option to acquire stock, such stock is considered as owned by such person.

         KENTUCKY ENTERPRISE SHAREHOLDERS RECEIVING SOLELY FIFTH THIRD COMMON STOCK. A Kentucky Enterprise shareholder who receives solely Fifth Third Common Stock in exchange for all shares of Kentucky Enterprise Common Stock actually owned by him or her will not recognize any gain or loss upon such exchange. The tax basis of the Fifth Third Common Stock received in such exchange will be equal to the basis of the shares of Kentucky Enterprise Common Stock surrendered and, provided the shares of Kentucky Enterprise Common Stock surrendered were held as capital assets at the time of such exchange, the holding period of the Fifth Third Common Stock received will include the holding period of the shares of Kentucky Enterprise Common Stock surrendered.

         KENTUCKY ENTERPRISE SHAREHOLDERS RECEIVING SOLELY CASH. If all the shares of Kentucky Enterprise Common Stock actually owned and deemed to be constructively owned under Code Section 318(a) by a Kentucky Enterprise shareholder are exchanged solely for cash upon the exercise of dissenters' rights, such Kentucky Enterprise shareholder will recognize capital gain or loss (provided he or she held the shares actually owned by him or her as capital assets at the time of the exchange) measured by the difference between such shareholder's tax basis in the shares of Kentucky Enterprise Stock actually owned by him or her and the amount of cash received by him or her in exchange for such shares.

         If a Kentucky Enterprise shareholder exchanges all the shares of Kentucky Enterprise Common Stock actually owned by him or her solely for cash upon the exercise of dissenters' rights but shares of Kentucky Enterprise Common Stock constructively owned by him or her under Code Section 318(a) are exchanged in whole or in part for Fifth Third Common Stock, then the tax consequences to such shareholder will be determined under Code Section 302 which deals with redemptions. Section 302 contains three tests that are relevant in this context to determine whether a redemption is taxed as ordinary income or as a capital gain or loss (provided that the shares were held as capital assets at the time of the exchange). Under Section 302, a redemption to the extent of available undistributed earnings and profits, is treated as a dividend resulting in ordinary income unless it (1) is "not essentially equivalent to a dividend"; (2) is "substantially disproportionate" with respect to the shareholder; or (3) completely terminates the shareholder's interest.
If one of those tests is satisfied, capital gain or loss recognized will be measured by the difference between the amount of cash received by the shareholder in exchange for the shares of Kentucky Enterprise Common Stock actually owned by him or her and his or her tax basis in those shares. If none of the tests is satisfied, the shareholder will be treated as having received dividend income equal to the amount of cash received (without deduction for such shareholder's tax basis in the Kentucky Enterprise shares).

         Whether the transaction will be "not essentially equivalent to a dividend" with respect to a Kentucky Enterprise shareholder depends upon the particular circumstances applicable to such shareholder, there being no precise mathematical formula whereby it is possible to assure satisfaction of this test. On the other hand, the "substantially disproportionate" test is a mathematical test. The transaction will be "substantially disproportionate" with respect to a Kentucky Enterprise shareholder if his or her percentage ownership of Fifth Third Common Stock after the Merger (considering shares actually and constructively owned) is:

            (i)    less than 50% of all Fifth Third Common Stock; and

            (ii) less than 80% of his or her hypothetical percentage ownership of the total number of shares of Fifth Third Common Stock immediately after the Merger if all of the Kentucky Enterprise Common Stock had been exchanged for Fifth Third Common Stock (considering shares actually and constructively owned).

            The third test is the complete termination of interest, which only can be satisfied if all the Kentucky Enterprise shares actually and constructively owned by a Kentucky Enterprise shareholder are exchanged solely for cash upon the exercise of dissenters' rights, except that Code Section 302 sets forth a procedure, which, under certain circumstances, allows a waiver of the constructive ownership rules as they apply to family members.

            Under the rules of Section 302, a Kentucky Enterprise shareholder who receives cash or exercises dissenters' rights for any Kentucky Enterprise shares actually owned by him or her risks having such amounts treated as a dividend rather than as capital gains if any shares of Kentucky Enterprise Common Stock constructively owned by him or her are exchanged in whole or in part for Fifth Third Common Stock, the substantially disproportionate test is not met, and the shareholder cannot or does not waive constructive ownership of the shares held by others but which are attributed to him or her.

            CASH RECEIVED IN LIEU OF FRACTIONAL SHARES. No fractional shares of Fifth Third Common Stock will be issued pursuant to the Merger Agreement. A shareholder of Kentucky Enterprise who receives cash in lieu of a fractional share will be treated as having received such fractional share of Fifth Third Common Stock and then as having received such cash in redemption of such fractional share subject to the provisions of Section 302 of the Code. The circumstances under which cash is being issued in lieu of a fractional share interest appear to satisfy the Internal Revenue Service ruling guidelines under which the receipt of such cash will qualify for capital gain or loss treatment (provided such fractional interest is held as a capital asset at the time of such exchange).

            Because of the complexity of the tax laws, and because the tax consequences to any particular shareholder may be affected by specific matters not common to all shareholders, it is recommended that Kentucky Enterprise shareholders consult their personal tax advisors concerning the consequences of the Merger to them, including the consequences of the application of state and local tax laws, if any.

ACCOUNTING TREATMENT

            Consummation of the Merger is conditioned upon receipt by Fifth Third of a letter from Fifth Third's independent public accountants to the effect that the Merger will qualify for pooling of interests accounting treatment.

            Under pooling of interests accounting, as of the Effective Time, the assets and liabilities of Kentucky Enterprise will be added to those of Fifth Third at their recorded book values and the shareholders' equity account of Kentucky Enterprise will be included on Fifth Third's consolidated balance sheet.

RIGHTS OF DISSENTING SHAREHOLDERS

            Pursuant to Sections 1701.84 and 1701.85 of the General Corporation Law of Ohio (individually, "Section 1701.84" and "Section 1701.85"), copies of which are attached to this Proxy Statement and Prospectus as Annex D, a shareholder of Kentucky Enterprise may dissent from the proposed corporate action to approve the Affiliation Agreement and the Merger Agreement and receive payment of the fair cash value of his or her shares upon compliance with the procedures and subject to the conditions set forth therein. The following discussion is not a complete statement of the law relating to dissenters' rights and is qualified in its entirety by reference to Annex D. This discussion and Annex D should be reviewed carefully by any shareholder who wishes to preserve his or her dissenters' rights because failure to comply with the procedures set forth herein and therein will result in the loss of dissenters' rights.

            To be entitled to demand payment for his or her shares, a shareholder of Kentucky Enterprise must not have voted such shares in favor of the proposal to adopt the Affiliation Agreement and the Merger Agreement. A shareholder's vote in favor of the proposal will waive his or her dissenters' rights.

            Not later than ten days after the Annual Meeting of Kentucky Enterprise, any shareholder intending to enforce his or her dissenters' rights under Section 1701.85 (a "dissenting shareholder"), must deliver to Kentucky Enterprise a written demand (a "demand") for payment to him or her of the fair cash value of the shares as to which he or she seeks relief. A written demand must state the dissenting shareholder's address, the number and class of such shares and the amount claimed as the fair cash value of the shares.

            If Kentucky Enterprise sends to the dissenting shareholder, at the address specified in his or her demand, a request for the certificates representing the shares as to which he or she seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of the request, must deliver to Kentucky Enterprise the certificates requested, in order that Kentucky Enterprise may endorse them with a legend reflecting that demand for the fair cash value of such shares has been made. Kentucky Enterprise must promptly return the endorsed certificates to the dissenting shareholder. THE DISSENTING SHAREHOLDER'S FAILURE TO DELIVER SUCH CERTIFICATES TO KENTUCKY ENTERPRISE WILL TERMINATE HIS OR HER RIGHTS AS A DISSENTING SHAREHOLDER, AT THE OPTION OF KENTUCKY ENTERPRISE, EXERCISED BY WRITTEN NOTICE SENT TO THE DISSENTING SHAREHOLDER WITHIN TWENTY DAYS AFTER THE LAPSE OF THE FIFTEEN-DAY PERIOD, UNLESS A COURT FOR GOOD CAUSE SHOWN OTHERWISE DIRECTS.

            Unless Kentucky Enterprise and the dissenting shareholder have come to an agreement on the fair cash value per share of the dissenting shareholder's shares, the dissenting shareholder or Kentucky Enterprise (or Fifth Third, if past the Effective Time) within three months after the service of the demand by the dissenting shareholder, may file a complaint in the Court of Common Pleas of Cuyahoga County. Other dissenting shareholders, within the period of three months, may join as plaintiffs, or may be jointed as defendants in any such proceeding, and any two or more proceedings may be consolidated.

            The complaint must contain a brief statement of the facts entitling the dissenting shareholder to the relief demanded. No answer to such complaint is required. Upon the filing of the complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases.

            On the day fixed for the hearing on the complaint or any adjournment of it, the court must determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of his or her shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The court thereupon must make a finding as to the fair cash value of a share, as of the day prior to the Annual Meeting of Kentucky Enterprise, exclusive of any appreciation or depreciation in market value resulting from the Merger, and the court must enter judgment against Kentucky Enterprise for the payment of it, with interest at such rate and from such date as the court considers equitable. If during the pendency of any proceeding instituted under Section 1701.85, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the Merger, any dissent proceeding will be stayed until the final determination of the other suit or proceeding. The fair cash value of the shares as agreed upon by the parties or as fixed under Section 1701.85 must be paid within thirty days after the date of final determination of such value, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last.

            The right of a dissenting shareholder to receive the fair cash value of his or her shares will terminate if: (1) the dissenting shareholder has not complied with the requirements of Section 1701.85, unless Kentucky Enterprise by its directors waives such failure; (2) Kentucky Enterprise abandons or is finally enjoined or prevented from carrying out, or the shareholders rescind their adoption, of the Merger; (3) the dissenting shareholder withdraws his or her demand, with the consent of Kentucky Enterprise by its directors; or (4) Kentucky Enterprise and the dissenting shareholder have not come to an agreement as to the fair cash value per share and neither Kentucky Enterprise nor the dissenting shareholder have filed a complaint within the period provided by Section 1701.85.

            From the time that the dissenting shareholder gives his or her demand until either the termination of the rights and obligations arising from such demand or the purchase of his or her shares by Kentucky Enterprise, all other rights accruing from the shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class, or any dividend, distribution or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution or interest, which except for the suspension would have been payable upon the shares or securities, must be paid to the holder of record as a credit upon the fair cash value of the shares. If the dissenting shareholder's right to receive the fair cash value of his or her shares is terminated other than by the purchase of the shares by Kentucky Enterprise, all rights of the dissenting shareholder will be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

            Shareholders wishing to exercise their dissenters' rights should consult their own counsel.

CONDUCT PENDING MERGER; REPRESENTATIONS AND WARRANTIES

            Kentucky Enterprise has agreed, among other things, that prior to the Effective Time it will carry on its business in the ordinary course. Kentucky Enterprise also has agreed to give Fifth Third and Fifth Third's representatives reasonable access during business hours to its facilities and personnel. Kentucky Enterprise further has agreed that, without Fifth Third's prior written consent, it will not, among other things: make any changes in its capital or corporate structures; issue any additional shares of Kentucky Enterprise Common Stock, except upon exercise of any stock options granted prior to the date of the Affiliation Agreement; issue any securities of any kind; or make any material changes in its method of business operations. Kentucky Enterprise also has agreed not to make or become obligated to make any capital expenditures in excess of $10,000, nor make or renew any agreement for services to be provided to Kentucky Enterprise or permit the automatic renewal of any such agreement, except any agreement for services having a term of not more than three months or requiring the expenditure of not more than $10,000. Kentucky Enterprise additionally has agreed not to: declare or pay any cash dividends on its stock other than normal and customary cash dividends paid in amounts and at times Kentucky Enterprise historically has paid them; pay any stock dividends or make any other distributions on its stock; and provide any increases in employee salaries or benefits other than in the ordinary course of business.

            Fifth Third and Kentucky Enterprise have made numerous representations and warranties to each other with respect to financial and other matters. These include, without limitation, representations and warranties to the effect that both Fifth Third and Kentucky Enterprise have the corporate power and authorization to enter into the proposed transaction, that each will have provided the other with financial statements and that Fifth Third has enough authorized Fifth Third Common Stock with which to accomplish the proposed transaction. No representations or warranties made by either Kentucky Enterprise or Fifth Third will survive beyond the Effective Time. Thereafter, neither Kentucky Enterprise, Fifth Third, nor any officer or director of either of them will have any liability or obligation with respect to such representations or warranties, with the exception of any misrepresentations, breaches of warranties or violations of covenants that were made with intent to defraud.

CONDITIONS TO CLOSING

            The Affiliation Agreement and the Merger Agreement must be approved by the affirmative vote of holders of at least two-thirds of the outstanding shares of Kentucky Enterprise Common Stock entitled to vote. The Merger also must be approved in writing by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision ("OTS") and the Kentucky Department of Financial Institutions, applications for which have been filed, and must comply with any applicable waiting periods. No assurance can be given that the required governmental approvals will be forthcoming.

            The obligations of Kentucky Enterprise and Fifth Third to consummate the Merger also are subject to receipt of an opinion of counsel to Fifth Third with respect to certain tax matters. See "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD - Federal Income Tax Consequences."

            Fifth Third's and Kentucky Enterprise's obligations to consummate the Merger are subject to additional conditions set forth in the Affiliation Agreement, including, but not limited to, the absence at the Effective Time of any material actions, proceedings or investigations of any kind pending or threatened with respect to the transactions contemplated by the Affiliation Agreement and the Merger Agreement and both institutions having performed all of the obligations required of them under the Affiliation Agreement and the Merger Agreement.

            Fifth Third's obligation to consummate the Merger is further subject to conditions set forth in the Affiliation Agreement, including but not limited to, the continuing truth and accuracy in all material respects of all of the representations and warranties of Kentucky Enterprise, Kentucky Enterprise's performance of all of the obligations required of it under the Affiliation Agreement and the Merger Agreement in all material respects, delivery by Kentucky Enterprise's counsel of a certain legal opinion addressed to Fifth Third, Kentucky Enterprise's obligation to discontinue any ongoing obligation to continue contributions to various qualified benefit plans and to discontinue the accrual of further benefits thereunder, Kentucky Enterprise Bank's obligation to terminate its Salary Savings and Investment Plan and to distribute benefits after the receipt by Kentucky Enterprise of a favorable determination letter from the Internal Revenue Service with respect to the termination and to provide Fifth Third with a copy of such resolution, the receipt of an analysis concerning the contributions and benefits under all such plans, the receipt of all determination letters from the Internal Revenue Service with respect to all such plans, the receipt of a copy of all amendments to such plans, the receipt of a copy of any group annuity contract used as a source of funding for any such plan without Fifth Third's consent (except for acceleration of vesting under plans which by their terms provide for such acceleration upon a change of control), no occurrence of any discretionary acceleration of vesting under any plan without Fifth Third's consent (except for acceleration of vesting under plans which by their terms provide for such acceleration upon a change in control), no occurrence of any distribution from any plan without Fifth Third's prior written consent (except as provided in the Affiliation Agreement), the aggregate amount of shareholders' equity of Kentucky Enterprise immediately prior to the Effective Time, as shown by and reflected on its books and records of accounts on a consolidated basis in accordance with generally accepted accounting principles consistently applied, being not less than $49,028,000 (Kentucky Enterprise's total shareholders' equity at June 30, 1995) and that reflected in Kentucky Enterprise Bank's audited financial statements at June 30, 1995, respectively, the total issued and outstanding shares of Kentucky Enterprise Common Stock not exceeding 3,015,300 shares and all options to purchase Kentucky Enterprise Common Stock being exercised and fully paid and there being no outstanding options to purchase Kentucky Enterprise Common Stock and the termination of any stock option plan or arrangement, and the receipt of a letter from Deloitte & Touche to the effect that the Merger will qualify for "pooling of interests" accounting treatment (unless such letter cannot be issued as provided in the Affiliation Agreement). Certain extraordinary events are excluded by the Affiliation Agreement from affecting these latter calculations.

            Kentucky Enterprise's obligation to consummate the Merger is further subject to conditions set forth in the Affiliation Agreement, including but not limited to, the continuing truth and accuracy in all material respects of Fifth Third's representations and warranties, Fifth Third's performance of all of the obligations required of it under the Affiliation Agreement and the Merger Agreement in all material respects, delivery by counsel employed by The Fifth Third Bank of a certain legal opinion addressed to Kentucky Enterprise, registration by Fifth Third of the shares of Fifth Third Common Stock to be issued to Kentucky Enterprise shareholders and listing of those shares on the Nasdaq National Market.

AMENDMENT; WAIVER; TERMINATION

            The Affiliation Agreement and the Merger Agreement may be amended, modified or supplemented by the written agreement of each of the parties, upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger by Kentucky Enterprise shareholders, without further approval of Kentucky Enterprise's shareholders, except that no amendment, modification or supplement may be effected without Kentucky Enterprise shareholder approval if to do so would change in any manner adverse to such shareholders the consideration provided pursuant to the Affiliation Agreement and Merger Agreement.

            The Affiliation Agreement and the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by written notice delivered by Fifth Third to Kentucky Enterprise or by Kentucky Enterprise to Fifth Third in the following instances: (1) by Fifth Third or Kentucky Enterprise, if there has been a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties and covenants set forth in the Affiliation Agreement and such misrepresentation, breach or failure to comply has not been cured within thirty (30) days after notice, provided the party in default has no right to terminate for its own default; (2) by Fifth Third or Kentucky Enterprise, in each case taken as a whole, if the business or assets or financial condition of the other party have materially and adversely changed from that in existence at June 30, 1995, other than changes attributable to or resulting from any change in law, regulation or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally or changes that may occur as a consequence of actions or inactions that either party is expressly obligated to take under the Affiliation Agreement; (3) by Fifth Third or Kentucky Enterprise, if the Merger has not been consummated by June 30, 1996, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the Affiliation Agreement on the date of such termination; (4) by the mutual written consent of Fifth Third and Kentucky Enterprise; (5) automatically if Kentucky Enterprise shareholders fail to approve the Affiliation Agreement and the Merger Agreement; or (6) by Fifth Third or Kentucky Enterprise, if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of the other party to effect the Merger, and non-compliance is not waived by the unaffected party.

EFFECT ON KENTUCKY ENTERPRISE EMPLOYEES

            Fifth Third is obligated to use its best efforts to employ at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the employees of Kentucky Enterprise and Kentucky Enterprise Bank who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies. In this regard, upon consummation of the Merger, Fifth Third Northern will operate, except for the Hebron branch, Kentucky Enterprise's existing offices as branches of Fifth Third Northern. Fifth Third Savings Bank will operate the Hebron branch as its main and sole office. In addition, Fifth Third Northern currently operates a number of existing bank branches in the Northern Kentucky area. Each employee of Kentucky Enterprise who becomes an employee of Fifth Third or its subsidiaries at or immediately subsequent to the Merger will be entitled to participate in all employee benefit plans sponsored by Fifth Third or its subsidiaries on the same terms and to the same extent as similarly situated Fifth Third employees. Such employees shall receive credit for their period of service to Kentucky Enterprise for purposes of determining eligibility, participation and vesting in all Fifth Third employee benefit plans, but not for the purposes of determining the benefits accrued under the Fifth Third Master Retirement Plan. Continuing employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under Kentucky Enterprise Bank's medical plan immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's medical plan.

            Those employees who are not to be employed by Fifth Third and who sign and deliver a termination and release agreement in the form acceptable to Fifth Third and Kentucky Enterprise, shall be entitled to severance pay equal to, in the case of a salaried employee other than an officer, one week's pay for each year of service up to a maximum of eight week's pay; in the case of an officer, one week's pay for each year of service up to a maximum of ten week's pay; and, in the case of an hourly employee, one week's pay for each year of service up to a maximum of six week's pay. Fifth Third will provide prior notice to Kentucky Enterprise such that employees terminated by Kentucky Enterprise can be given appropriate advance notice of termination. Fifth Third will provide limited out placement services and assistance to these employees. Nothing contained in the Affiliation Agreement shall be construed or interpreted to limit or modify in any way Fifth Third's at will employment policy.

EMPLOYEE STOCK OWNERSHIP PLAN

            The Affiliation Agreement provides that since Fifth Third does not currently have an employee stock ownership plan ("ESOP") for its employees, Kentucky Enterprise's ESOP shall be terminated by Fifth Third immediately after the first publication of financial results of Fifth Third reflecting at least 30 days of combined financial results of Fifth Third and Kentucky Enterprise. The assets of the ESOP shall be distributed to participants or their beneficiaries as soon as practicable after the later to occur of termination of the ESOP or the receipt of a favorable determination letter from the Internal Revenue Service as to the effect of the ESOP's termination on its tax-qualified status. Kentucky Enterprise's ESOP has unallocated assets with a fair market value exceeding the outstanding balance of the loan secured by those assets. Without changing the existing vesting and allocation provisions of the ESOP, Fifth Third and Kentucky Enterprise have agreed that the participants in the ESOP will benefit from this investment. Therefore, after the Effective Time and until termination of the ESOP, the ESOP will be continued for the sole benefit of the participants. Following payment of the outstanding balance of the ESOP loan through the sale of unallocated shares, any excess assets shall be returned to the ESOP for allocation to ESOP participants.

INTERESTS OF MANAGEMENT

            Certain executive officers and directors of Kentucky Enterprise have interests in the Merger in addition to their interests as shareholders of Kentucky Enterprise Common Stock generally. These interests are summarized below.

            SEVERANCE PAYMENTS. It is not anticipated that Fifth Third will enter into employment agreements with any officer of Kentucky Enterprise or Kentucky Enterprise Bank in connection with the transactions contemplated by the Affiliation Agreement. Four executive officers of Kentucky Enterprise are parties to employment agreements with Kentucky Enterprise and Kentucky Enterprise Bank that provide for severance payments upon the occurrence of certain events, including termination of their respective employment under such agreements following a change in control of Kentucky Enterprise. For a detailed description of the terms of these agreements, see "PROPOSAL 2 - ELECTION OF DIRECTORS - Executive Compensation - Employment and Retirement Agreements." As a result of the Merger, officers White, Egan, Ballinger and Taeuber are expected to receive severance payments under these agreements totalling approximately $1,466,551, $564,765, $564,955 and $331,812, respectively. As a condition to receiving these severance payments each of these officers will sign a termination and release agreement and, Mr. White will sign an agreement not to compete with Fifth Third or its subsidiaries in Kentucky or Southern Ohio for two years after the Effective Time and Messrs. White, Egan, Ballinger and Taeuber will sign agreements not to solicit customers or employees of Kentucky Enterprise or Kentucky Enterprise Bank or any of their subsidiaries for three years after the Effective Time. In no event will any of these officers receive any payment that would be considered an "Excess Parachute Payment" under Section 280G of the Internal Revenue Code of 1986, as amended. See "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD - Effect on Kentucky Enterprise Employees."

            SUPPLEMENTAL RETIREMENT AGREEMENT. The Merger will also have the effect of accelerating the vesting of certain retirement benefits under the Supplemental Executive Retirement Agreement ("SERA") entered into with the President and Chief Executive Officer of Kentucky Enterprise and Kentucky Enterprise Bank. For a detailed description of the terms of the SERA, see "PROPOSAL 2 - ELECTION OF DIRECTORS - Executive Compensation - Supplemental Retirement Agreement." The value of the benefits expected to be received by Mr. White under the SERA is approximately $1,118,776.

            RESTRICTED STOCK AWARDS. Kentucky Enterprise has previously issued to its four executive officers shares of Kentucky Enterprise Common Stock pursuant to Kentucky Enterprise's Management Recognition Plans ("MRPs"). These plans restrict the transfer of such shares based upon vesting requirements contained in the plans and also provide for the immediate vesting of all such shares, along with cash bonuses to defray executive tax expenses, upon a change in control of Kentucky Enterprise. As a result of the Merger, at the Effective Time, Messrs. White, Egan, Ballinger and Taeuber would become immediately vested in 17,634 shares, 7,054 shares, 7,054 shares and 3,526 shares of Kentucky Enterprise Common Stock, respectively, and the cash bonuses associated therewith. The Kentucky Enterprise Common Stock vesting under such plans and the associated cash bonuses will have an approximate aggregate value (assuming a price of $73 per share of Fifth Third Common Stock in the Merger) of $686,248, $274,515, $274,515 and $137,218, respectively.

            STOCK OPTIONS. One of the conditions to Fifth Third's obligations under the Affiliation Agreement is that all options to purchase Kentucky Enterprise Common Stock shall have been exercised and fully paid at least one week prior to the closing date of the Merger. For information regarding the number and value of unexercised options held by the four executive officers of Kentucky Enterprise at the end of fiscal year 1995, see "PROPOSAL 2 - ELECTION OF DIRECTORS - Executive Compensation - Option Exercises and Year-end Value Table." Non-employee directors of Kentucky Enterprise currently hold 132,250 of unexercised options.

            The Affiliation Agreement provides that all provisions for indemnification and limitation of liability now existing in favor of the directors or officers of Kentucky Enterprise, Kentucky Enterprise Bank or any of their subsidiaries, arising under applicable Ohio and Federal law and under the Kentucky Enterprise Articles of Incorporation and Code of Regulations or the Kentucky Enterprise Bank Charter and Bylaws shall survive the Merger, shall be assumed by Fifth Third and shall continue in full force and effect with respect to acts or omissions occurring on or prior to the Effective Time and for a period of five years thereafter, or in the case of matters occurring prior to the Effective Time which have not been resolved prior to the fifth anniversary of the Effective Time, until such matters are finally resolved. Fifth Third also shall purchase and keep in force for such five-year period $25 million of directors' and officers' liability insurance to provide coverage for acts or omissions of the type currently covered by Kentucky Enterprise's existing directors' and officers' liability insurance for acts or omissions occurring on or prior to the Effective Time, but only to the extent such insurance may be purchased or kept in full force on commercially reasonable terms, taking into account the cost thereof and the benefits provided thereby. Fifth Third has agreed that all rights to indemnification existing in favor of officers and directors and employees of Fifth Third affiliates shall be accorded to officers and directors and employees of Kentucky Enterprise who become affiliated with any Fifth Third affiliate in such capacities after the Effective Time and that such indemnification will relate to covered actions or inactions only after the Effective Time.

EFFECTS OF MERGER

            Upon consummation of the Merger, Kentucky Enterprise will merge with and into Fifth Third and Kentucky Enterprise will cease to exist as a separate entity. In Related Transactions, Fifth Third plans to, simultaneously with the Merger: (i) have its wholly owned subsidiary, Fifth Third Northern, purchase substantially all of the assets and assume substantially all of the liabilities of Kentucky Enterprise Bank (except certain assets and liabilities which will remain those of Kentucky Enterprise Bank); (ii) move Kentucky Enterprise Bank's main office to the current location of its Limaburg Road, Hebron branch; (iii) change the name of Kentucky Enterprise Bank to Fifth Third Savings Bank of Northern Kentucky, F.S.B.; and (iv) have Fifth Third Savings Bank pay a dividend of approximately $12 million to Fifth Third which will, in turn, be contributed to Fifth Third Northern.

            The Board of Directors of Fifth Third and Fifth Third Northern after the Merger is consummated will consist of all of the members of such Boards of Directors who are in office at the Effective Time, each of whom will continue to serve as directors for the term for which such directors were elected, subject to the applicable Code of Regulations and in accordance with law. The officers of Fifth Third and Fifth Third Northern after the Merger is consummated will be those officers who are in office at the Effective Time, subject to the applicable Code of Regulations and in accordance with law.

                       PROPOSAL 2 - ELECTION OF DIRECTORS

            Kentucky Enterprise's Board of Directors is composed of nine members. Kentucky Enterprise's Amended Articles of Incorporation require that directors be divided into three classes, as nearly equal in number as possible, each class to serve for a three-year period, with approximately one-third of the directors elected each year. The Board of Directors has nominated John D. Coldiron, Robert C. Egan and Andrew W. Loschiavo, all of whom are currently members of Class II of the Board, to serve as directors for a three-year period.

            If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board of Directors may recommend or the size of the Board may be reduced to eliminate the vacancy. At this time, the Board knows of no reason why any nominee might be unavailable to serve.

            Under Kentucky Enterprise's Code of Regulations, directors shall be elected by a majority of those votes cast by shareholders at the Annual Meeting. Votes which are not cast at the Annual Meeting, either because of abstentions or broker non-votes, are not considered in determining the number of votes which have been cast for or against the election of a nominee.

            Unless otherwise specified on the proxy, it is intended that the persons named in the proxies solicited by the Board will be voted for the election of the named nominees.



          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

            The following table sets forth the names of the Board's nominees for election as directors of Kentucky Enterprise and of those directors who will continue to serve as such after the Annual Meeting. Also set forth is certain other information with respect to each person's age, the year he first became a director of Kentucky Enterprise's wholly owned subsidiary, Kentucky Enterprise Bank, the expiration of his term as a director and the number and percentage of shares of Kentucky Enterprise Common Stock beneficially owned. All of the individuals were initially appointed as director of Kentucky Enterprise in 1993 in connection with Kentucky Enterprise's incorporation.

                                                                            Shares of Common
                                          Year First                       Stock Beneficially
                           Age at         Elected as     Current Term           Owned at             Percent
       Name            June 30, 1995       Director       to Expire      September 30, 1995 (1)   of Class (2)
       ----            -------------       --------       ---------      ----------------------   ------------
                                            BOARD NOMINEES FOR TERMS TO EXPIRE IN 1998

John D. Coldiron            68               1975            1995               28,148                0.93%

Robert C. Egan              70               1963            1995               53,225                1.77

Andrew W. Loschiavo         71               1960            1995               49,099                1.63

                                                  DIRECTORS CONTINUING IN OFFICE

John J. Osterman            75               1962            1996               34,756                1.15

Howard W. Wendling          73               1969            1996               37,219                1.23

James T. White              63               1972            1996              163,697                5.43

William A. Fennell, Sr.     66               1960            1997               46,634                1.55

Mentor E. Graves            86               1953            1997               23,225                0.77

Robert B. Hoppenjans        80               1966            1997               19,099                0.63


____________________

(1) Includes stock held in joint tenancy; stock owned as tenants in common; stock owned or held by a spouse or other member of the individual's household; stock allocated through an employee benefit plan of Kentucky Enterprise; stock in which the individual either has or shares voting and/or investment power; and stock subject to options exercisable within 60 days. Each person or relative of such person whose shares are included herein exercises sole (or shared with the spouse or other relative) voting and dispositive power as to the shares reported. Does not include shares with respect to which Directors Egan, Fennell and Graves may have "voting power" by virtue of their positions as trustees of the trust holding 211,600 shares under Kentucky Enterprise's ESOP. The ESOP trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. Unallocated shares and allocated shares for which no timely direction is received are voted by the ESOP trustees in proportion to the participant-directed voting of allocated shares. Does not include 156,625 shares beneficially owned by five directors of Kentucky Enterprise Bank who do not serve as directors of Kentucky Enterprise.

(2) In calculating the percentage of shares outstanding, the number of shares outstanding includes any shares of Kentucky Enterprise Common Stock which the person has the right to acquire within 60 days of September 30, 1995.



         The principal occupation of each director of Kentucky Enterprise for the last five years is set forth below.

    JOHN D. COLDIRON was elected as a director of Kentucky Enterprise Bank in 1975. He is a professional engineer and owner of Coldiron Development of Fort Thomas, Kentucky. He received his Bachelor of Science degree in Civil Engineering from Ohio State University in 1955. Mr. Coldiron served as a director with Security Savings & Loan of Newport, Kentucky prior to its merger with the Kentucky Enterprise Bank in 1980. He is a member of many civic organizations, including the Fort Thomas Lions Club, the Cincinnati Art Museum, the Cincinnati Historical Society and the Cincinnati Preservation Society.

    ROBERT C. EGAN was elected as a director in 1963. He served as the Managing Officer and Chief Executive Officer of United Building Association of Newport, Kentucky prior to its merger with Kentucky Enterprise Bank in 1978. Mr. Egan served as the Executive Vice President of Kentucky Enterprise Bank until his retirement in 1986. He is the father of Senior Vice President Jerry
J. Egan.

    ANDREW W. LOSCHIAVO was elected as a director of Kentucky Enterprise Bank in 1960. He served as a director with Acme Federal Savings & Loan of Covington, Kentucky prior to its merger with Kentucky Enterprise Bank in 1981. Mr. Loschiavo presently serves as a director of Tours Travel Agency in Covington, Kentucky.

    JOHN J. OSTERMAN was elected as a director of Kentucky Enterprise Bank in 1962. He served as the Chief Executive Officer of General Savings and Loan of Crescent Springs, Kentucky prior to its merger with Kentucky Enterprise Bank in 1981. Mr. Osterman served as Senior Vice President of Kentucky Enterprise Bank until his retirement in 1984.

    HOWARD W. WENDLING was elected as a director of Kentucky Enterprise Bank in 1969. He is the Chairman of the Board of Wendling Printing of Newport, Kentucky. Mr. Wendling also served as the President and director of Security Savings & Loan of Newport, Kentucky prior to its merger with Kentucky Enterprise Bank in 1980. Mr. Wendling also served as former Mayor pro tem and Councilman for the City of Ft. Thomas for 19 years. In 1988 he received the Small Business Person of the Year Award sponsored by the Northern Kentucky Chamber of Commerce.

    JAMES T. WHITE joined Kentucky Enterprise Bank in 1960. He was elected to the Board of Directors in 1972. He was named President in 1973 and was made the President/Chief Executive Officer of Kentucky Enterprise Bank in 1974. Currently he serves as the President and Chief Executive Officer of Kentucky Enterprise Bank. Mr. White also serves as a director of the Savings & Community Bankers of America, director of St. Luke Hospital and Chairman of the St. Luke Community Foundation of Fort Thomas, Kentucky, director of the Northern Kentucky University Foundation, and is a member of the Northern Kentucky Chamber of Commerce. He previously served as Vice Chairman and director of the Federal Home Loan Bank of Cincinnati. He is a graduate of the Institute of Financial Education Graduate School at Indiana University, Bloomington, Indiana.

    WILLIAM A. FENNELL, SR. was elected as a director in 1960. He is President of Challenger Piping Inc. of Newport, Kentucky. He received a Bachelor of Science degree in Mechanical Engineering from Purdue University in 1950. He presently serves as a director of Saint Luke Hospital, located in Fort Thomas, Kentucky. Mr. Fennell served as the Vice President and was a director of the United Building Association of Newport, Kentucky prior to its merger with Kentucky Enterprise Bank in 1978.

    MENTOR E. GRAVES currently serves as Chairman of the Board. Mr. Graves previously served as President of Kentucky Enterprise Bank until his retirement in 1974. He was elected as a director in 1953. Mr. Graves has also been involved with the Saint Luke Community Foundation of Saint Luke Hospital, Fort Thomas, Kentucky.

    ROBERT B. HOPPENJANS was elected as a director in 1966. Mr. Hoppenjans retired as Sales Manager of Standard Castings of Cincinnati, Ohio in 1987 and also served as a director with General Savings & Loan of Crescent Springs, Kentucky prior to its merger with Kentucky Enterprise Bank in 1981.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors of Kentucky Enterprise meets quarterly and may have additional special meetings. During the fiscal year ended June 30, 1995, the Board met 16 times. No director attended fewer than 75% of the total number of Board meetings held during the fiscal year ended June 30, 1995 and the total number of meetings held by committees on which such director served during such fiscal year.

    The Board of Directors as a whole serves as a nominating committee for selecting the Board nominees for election as directors. The Board of Directors met once in this capacity during the fiscal year ended June 30, 1995.

    Kentucky Enterprise's audit committee consists of Directors Coldiron, Hoppenjans and Graves, who serves as its Chairman. This committee meets as needed to review the internal audit function and internal accounting controls and to approve the audit policies. This committee has the responsibility of controlling, supervising and making necessary changes in the internal audit program. During the fiscal year ended June 30, 1995, this committee met once.

    Kentucky Enterprise's compensation committee consists of Directors Egan, Fennell and Graves, who serves as its Chairman. The committee establishes compensation levels and reviews the reasonableness of all salaries. All salary increases are ratified and affirmed by the full Board on a yearly basis. This committee meets as needed. During the fiscal year ended June 30, 1995, this committee met twice.

    For a description of holders of 5% of Kentucky Enterprise Common Stock and the holdings of such stock by Kentucky Enterprise's executive officers, The Kentucky Enterprise Board of Directors Compensation Committee Report on Executive Compensation, Compensation of the Chief Executive Officer, Executive Officers' and Directors' Compensation, Interests of Management and the performance of Kentucky Enterprise Common Stock, see headings containing such information under "KENTUCKY ENTERPRISE BANCORP, INC." and "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD - Interests of Management."




          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

EXECUTIVE OFFICERS OF KENTUCKY ENTERPRISE

    The following sets forth information with respect to executive officers of Kentucky Enterprise who do not serve on the Board of Directors.



NAME                                       AGE(1)                   TITLE
----                                       ---                      -----
Michael P. Ballinger                         41                     Treasurer of Kentucky Enterprise and Kentucky Enterprise Bank

Jerry J. Egan                                43                     Secretary of Kentucky Enterprise; Senior Vice President/Senior
                                                                    Loan Officer of Kentucky Enterprise Bank

David W. Taeuber                             55                     Senior Vice President and Assistant Secretary of Kentucky
                                                                    Enterprise and Kentucky Enterprise Bank

______________________

(1)      At June 30, 1995.


    MICHAEL P. BALLINGER joined Kentucky Enterprise in 1975 and served as Controller of Kentucky Enterprise Bank until 1980. He now serves as Treasurer of Kentucky Enterprise and Kentucky Enterprise Bank. Mr. Ballinger holds a Bachelor of Science degree in accounting from Northern Kentucky University, Highland Heights, Kentucky.

    JERRY J. EGAN previously served with United Building Association of Newport, Kentucky. He served as a Branch Manager and Loan Officer for United Building Association prior to its merger with Kentucky Enterprise in 1978. Mr. Egan now serves as Secretary of Kentucky Enterprise and a Senior Vice President of Kentucky Enterprise Bank in charge of the lending operation for Kentcky Enterprise Bank and also acts as Kentucky Enterprise Bank's Community Reinvestment Act Officer. He received his Bachelor of Arts degree from Northern Kentucky Unviersity in Highland Heights, Kentucky. Mr. Egan currently is a member of the Northern Kentucky Chamber of Commerce, Northern Kentucky Association for the Retarded and the Villa Hills Civic Club. He is the son of Director Robert C. Egan.

    DAVID W. TAEUBER previously served as the Vice President and Treasurer of General Savings and Loan of Crescent Springs, Kentucky prior to its merger with Kentucky Enterprise Bank in 1981. Mr. Taeuber presently serves as a Senior Vice President and Assistant Secretary of Kentucky Enterprise and Kentucky Enterprise Bank. He is a graduate of the Institute of Financial Education Graduate School at Indiana University, Bloomington, Indiana.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    OVERVIEW AND OBJECTIVES. Composed exclusively of outside company directors Egan, Fennell and Graves and Kentucky Enterprise Bank director Dobbling, the Compensation Committee (the "Committee") of the Kentucky Enterprise Board of Directors establishes Kentucky Enterprise's and Kentucky Enterprise Bank's executive compensation policies. The Committee is responsible for developing Kentucky Enterprise's and Kentucky Enterprise Bank's executive compensation policies generally and for implementing those policies for Kentucky Enterprise's and Kentucky Enterprise Bank's executive officers, including the Chief Executive Officer. The Committee's overall objectives in designing and administering the specific elements of Kentucky Enterprise's and Kentucky Enterprise Bank's executive compensation program include the following:

            o To align executive compensation with increases in shareholder value.

            o To provide incentives for executive officers for the long term success of Kentucky Enterprise Bank and Kentucky Enterprise.

            o To attract, retain and motivate executive officers for the long term success of Kentucky Enterprise Bank and Kentucky Enterprise.

            o To facilitate stock ownership through the granting of stock options and through share awards issued through the ESOP and through the MRP.

    In furtherance of these objectives, Kentucky Enterprise's and Kentucky Enterprise Bank's executive compensation program consists of the following components.

    BASE SALARY. The Board of Directors of Kentucky Enterprise Bank approved the terms of the employment agreements with Kentucky Enterprise Bank's three non-CEO executive officers, which set forth the base salary of such executive officers. In December 1994, the Board of Directors reviewed the performance of the three non-CEO executive officers and, after determining that each officer's performance met the Board's requirements, approved a one-year extension of the then current expiration date of each officer's employment agreement. In establishing base salaries, a number of factors are considered, including the officer's experience, tenure, abilities and performance, as well as the contribution that each executive makes to the overall success of Kentucky Enterprise Bank. The President makes recommendations to the Board after consideration of such factors and comparison of salaries paid to executive officers of other savings and loan holding companies, nondiversified banks, and other financial institutions similar in size, market capitalization and other characteristics to Kentucky Enterprise Bank. The Board's objective is to provide for base salaries that are generally competitive with the salary paid to executive officers by Kentucky Enterprise Bank's peers. The Committee determined that, based on (i) each of the three non-CEO executive officers' contribution to Kentucky Enterprise and Kentucky Enterprise Bank; (ii) the information in the three compensation surveys regarding the salary levels of similarly positioned executives in similarly sized institutions; (iii) the recommendation of the CEO that salary increases be awarded to these individuals; and (iv) the fact that none of the officers had received salary increases since 1992, the Committee should recommend to the full Board of Directors salary increases for Messrs. Ballinger, Egan and Taeuber of $7,500, $7,500 and $4,000, respectively. The Board of Directors reviewed the recommendation of the Committee and approved the salary increases.

    BONUSES. The Committee reviews the specific performance of Kentucky Enterprise each year to determine the payment of bonuses. No performance-based bonuses were paid to the executive officers of Kentucky Enterprise during fiscal year 1995 except for a Christmas bonus of one week's pay which was paid to all employees of Kentucky Enterprise Bank. However, pursuant to the terms of Kentucky Enterprise's MRPs, Kentucky Enterprise is required to pay each participant a cash bonus equal to the amount of the federal and state tax benefit to be received by Kentucky Enterprise and Kentucky Enterprise Bank as a result of such participant's recognition of ordinary income from the vesting of an MRP award. In fiscal year 1995, Kentucky Enterprise paid cash bonuses pursuant to the MRPs to Messrs. White, Ballinger, Egan and Taeuber of $151,279, $60,510, $60,510 and $30,259, respectively.

    STOCK RELATED AWARD PLANS. The Committee believes that stock related award plans are an important element of compensation since they provide executives with incentives linked to the performance of the Kentucky Enterprise Common Stock.

    STOCK OPTION AND INCENTIVE PLANS. In connection with Kentucky Enterprise Bank's stock conversion, Kentucky Enterprise adopted a stock option and incentive plan as a means of providing directors and key employees the opportunity to acquire a proprietary interest in Kentucky Enterprise and to link their interest with those of Kentucky Enterprise's shareholders. By encouraging stock ownership, Kentucky Enterprise seeks to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide additional incentive to directors and employees of Kentucky Enterprise and Kentucky Enterprise Bank to promote the success of the business of Kentucky Enterprise.

    Under this plan, participants are eligible to receive stock options, stock appreciation rights ("SARs") and shares of restricted stock. Awards under the plan are subject to vesting and forfeiture as determined by the Committee. Options and SARs are granted at the market value of the Kentucky Enterprise Common Stock on the date of grant, and restricted stock is granted at no cost. Thus, such awards increase in value only if Kentucky Enterprise's stock price increases. The Committee believes that this plan aligns shareholder and officer's interests and helps to retain and motivate executive officers to improve long term shareholder value.

    MANAGEMENT RECOGNITION PLANS. In connection with Kentucky Enterprise Bank's stock conversion, Kentucky Enterprise adopted the MRPs to reward personnel of experience and ability in key positions of responsibility, and to encourage their continued service with Kentucky Enterprise and Kentucky Enterprise Bank. Awards under these plans vest over a period of three years, and will be subject to forfeiture in the event employment is terminated prior to that time. The Committee believes that because allocations under these plans increase executives' ownership interest in Kentucky Enterprise, they will further align the interests of executives with those of Kentucky Enterprise's shareholders generally, and will thus increase their sensitivity to the interests of Kentucky Enterprise's shareholders and their attentiveness to the promotion of long term shareholder value.

    DEFERRED COMPENSATION PLANS. Kentucky Enterprise and Kentucky Enterprise Bank have established separate deferred compensation plans for the benefit of the directors of Kentucky Enterprise and Kentucky Enterprise Bank (see "Directors' Compensation"), as well as Kentucky Enterprise's President, Secretary and Treasurer, Kentucky Enterprise Bank's President, Senior Vice Presidents and Treasurer, and such other officers or key employees as Kentucky Enterprise's or Kentucky Enterprise Bank's Board of Directors may by resolution select. Pursuant to the terms of these plans, eligible officers may elect to defer receipt of up to 25% of their future compensation. Deferred amounts are credited to a bookkeeping account in the participant's name, which is credited quarterly with the investment return which would have resulted if such amounts had been invested, based upon the participant's choice, between either the Kentucky Enterprise Common Stock or Kentucky Enterprise's highest annual rate of interest on certificates of deposit, regardless of their term. Among the purposes of these plans are to attract and retain directors and executive officers by permitting them to elect to have Kentucky Enterprise Common Stock measure the appreciation or depreciation of their deferred compensation and to provide them with a direct equity interest in Kentucky Enterprise and thereby strengthen the connection between the interest of officers and directors and the interests of Kentucky Enterprise's shareholders.

    OTHER COMPENSATION PLANS. Kentucky Enterprise and Kentucky Enterprise Bank have also adopted certain broad-based employee benefit plans in which executive officers have been permitted to participate, including the ESOP and Kentucky Enterprise Bank's 401(k) employee savings plan which was amended in connection with Kentucky Enterprise Bank's stock conversion to permit participant investment in Kentucky Enterprise Common Stock, so as to further align employees' and shareholders' long-term financial interest.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

    GENERALLY. Mr. White has been employed by Kentucky Enterprise Bank for over 35 years, and has served as President and Chief Executive Officer for over 20 years. In establishing Mr. White's compensation generally, the Committee takes into account that Mr. White has been principally responsible not only for executive duties as President of Kentucky Enterprise Bank but also for the supervision and conduct of the daily operations of Kentucky Enterprise Bank, and as such has been assuming the responsibilities not only for the president of a financial institution, but also a chief executive officer and chief operating officer. The Committee also considers the extent to which Kentucky Enterprise Bank's financial and managerial strength is attributable to Mr. White's leadership, experience and skills

    BASE SALARY AND BONUS. The base salary of the Chief Executive Officer is established by the terms of his employment agreement with Kentucky Enterprise Bank, described above. After determining that Mr. White's performance met the Board's requirements, the Board approved a one-year extension of the term of Mr. White's employment agreement. In addition to the qualitative factors listed above, in order to determine Mr. White's base salary the Committee considered Kentucky Enterprise Bank's performance in the areas of regulatory capital compliance, asset quality, interest rate risk, regulatory CAMEL rating, profitability and market position. The Committee also reviewed data concerning compensation paid to chief executive officers of similarly situated thrift and non-diversified banks both regionally and nationally. The Committee believes that Mr. White's salary is generally competitive with the salary paid to chief executive officers with comparable qualifications and duties, including length of service, with similarly situated institutions. For fiscal year 1995, at his request, no increase in base salary was granted to Mr. White, and no such increase has been granted to Mr. White since December 1992. In view of the awards granted to Mr. White in connection with Kentucky Enterprise Bank's stock conversion, the only bonus compensation with the exception of the bonus paid pursuant to the MRP, received by Mr. White in fiscal year 1995 was a Christmas bonus of one week's pay which was paid to all Kentucky Enterprise Bank's employees.

    SUPPLEMENTAL RETIREMENT AGREEMENT. In connection with Kentucky Enterprise Bank's stock conversion, the Committee approved a SERA with Mr. White. In approving the SERA, the Committee reviewed, among other things, a survey of the retirement benefits provided to chief executive officers of thrift institutions comparable to Kentucky Enterprise Bank, and concluded that the SERA was appropriate in order to provide Mr. White with retirement benefits comparable to those typical of chief executive officers with more than 30 years of service to their institutions.

    Kentucky Enterprise's executive compensation program takes into account the contribution each executive in the organization makes to the overall success of Kentucky Enterprise and Kentucky Enterprise Bank. The Committee believes that the executive compensation program serves Kentucky Enterprise and all of its shareholders by providing a direct link between the interests of executive officers and those of shareholders generally, and by helping to attract and retain qualified executive officers who are dedicated to the long-term success of Kentucky Enterprise.

            COMPENSATION COMMITTEE


            ROBERT C. EGAN
            WILLIAM A. FENNELL, SR.
            MENTOR E. GRAVES
            WILLIAM F. DOBBLING


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                                      -28-

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE. The following table sets forth cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Executive Officers of Kentucky Enterprise and Kentucky Enterprise Bank.

                                                                           Long-Term Compensation
                                                                           ----------------------

                                          Annual Compensation             Awards           Payouts
                                   ----------------------------------  ------------        --------
                                                                       Restricted Securities
 Name and                    Fiscal                      Other Annual    Stock    Underlying  LTIP       All Other
 Principal Position           Year   Salary   Bonus (1)  Compensation   Award(s)  Options    Payouts  Compensation(2)
 ------------------          -----   ------   -------    ------------   --------  -------    -------  ---------------
 James T. White              1995   $271,449  $156,359   $   __       $  __         __     $  __           $ 10,176
   President and Chief       1994    271,000     5,080       __        529,000    66,125      __             16,968
   Executive Officer         1993    264,739    28,152       __          N/A       N/A        __             16,104


 Michael P. Ballinger        1995     79,424    61,904       __          --         --        __              1,991
   Treasurer and Chief       1994     75,599     1,394       __        211,600    26,450      __              3,120
   Financial Officer         1993     72,601    15,565       __          N/A       N/A        __              2,559

 Jerry J. Egan               1995     78,689    61,904       __          __         __        __              3,008
   Secretary                 1994     74,925     1,394       __        211,600    26,450      __              3,216
                             1993     72,612    15,565       __          N/A       N/A        __              2,660

 David W. Taeuber            1995     68,523    31,496       __          __         __        __              2,845
   Senior Vice               1994     66,212     1,237       __        105,800    13,225      __              3,409
   President and             1993     64,724     9,446       __          N/A       N/A        __              3,132
  Assistant Secretary

____________________

(1)      Bonus includes MRP Tax Bonus in fiscal year 1995.
(2) All other compensation in fiscal year 1995 consists of director's fees of $7,200 with respect to Mr. White, $2,976, $699, $792 and $1,371 in premiums on disability insurance and $0, $1,292, $2,216, and $1,474 in 401(k) matching contributions for Messrs. White, Ballinger, Egan and Taeuber, respectively.

         OPTION EXERCISES AND YEAR-END VALUE TABLE. The following table sets forth information concerning the value of options held by the Executive Officers at the end of fiscal year 1995. No options were granted or exercised during fiscal year 1995.

                                                                              Value of Unexercised
                                        Number of Unexercised                 In-the-Money Options
                                      Options at Fiscal Year-End               at Fiscal Year-End
                                      (All Immediately Exercisable)     (All Immediately Exercisable)(1)
                                      -------------------------------------------------------------------
      James T. White                            66,125                              $652,984
      Michael P. Ballinger                      26,450                               261,194
      Jerry J. Egan                             26,450                               261,194
      David W. Taeuber                          13,225                               130,597

____________________

(1) Calculated as the difference between the fair market value of the underlying Kentucky Enterprise Common Stock at June 30, 1995 ($19.875) and the exercise price.

    EMPLOYMENT AND RETIREMENT AGREEMENTS. Kentucky Enterprise and Kentucky Enterprise Bank have entered into separate employment agreements (the "Employment Agreements") with Mr. James T. White as President and Chief Executive Officer of Kentucky Enterprise and Kentucky Enterprise Bank, Mr. Jerry J. Egan as Senior Vice President and Senior Loan Officer of Kentucky Enterprise Bank and Secretary of Kentucky Enterprise, Mr. Michael P. Ballinger as Treasurer of Kentucky Enterprise and Kentucky Enterprise Bank, and Mr. David
W. Taeuber as Senior Vice President and Assistant Secretary of Kentucky Enterprise and Kentucky Enterprise Bank (collectively, the "Executives") and Kentucky Enterprise has entered into the SERA with the President and Chief Executive Officer of Kentucky Enterprise and Kentucky Enterprise Bank. The Employment Agreements and the SERA have been approved by the OTS.

    The Employment Agreements became effective on December 16, 1993, and have terms of three years. On each anniversary date from the date of commencement of the Employment Agreements, the term of employment will be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of the Executive has met the required standards and that such Employment Agreement should be extended. The Employment Agreements provide for inclusion of the Executives in any discretionary bonus plans, retirement and medical plans, customary fringe benefits and vacation and sick leave. Kentucky Enterprise Bank's Employment Agreements provide for payment of a current annual base salary to Messrs. White, Egan, Ballinger and Taeuber in the amounts of $265,357, $81,383, $81,383 and $69,520, respectively, and provide the Executives with a salary review by the Board of Directors not less often than annually. Rather than providing a base salary, Kentucky Enterprise's Employment Agreements guarantee the performance of Kentucky Enterprise Bank's obligations under its Employment Agreements.

    Each Employment Agreement will terminate upon the Executive's death or disability, and is terminable by Kentucky Enterprise or Kentucky Enterprise Bank with or without "just cause" (as defined in the Employment Agreement). If an Executive is terminated without "just cause," he shall be entitled to salary and benefits up to the date of the termination of the term of the Employment Agreement (plus any renewal term) plus salary for an additional 12-month period, not to exceed three years. In the event of termination for "just cause," the Executive will not be entitled to any salary or benefits for any period after such determination. If an Employment Agreement is terminated due to the Executive's "disability" (as defined in the Employment Agreements), the Executive will be entitled to a continuation of his compensation and benefits through the date on which such disability is established and the Employment Agreement is terminated. The Executive is able to voluntarily terminate his Employment Agreement by providing 60 days' written notice to the Boards of Directors of Kentucky Enterprise Bank or Kentucky Enterprise, in which case the Executive is entitled to receive only his compensation and benefits up to the date of termination.

    Each Employment Agreement contains provisions stating that in the event of the Executive's involuntary termination of employment in connection with, or within one year after, any change in control of Kentucky Enterprise Bank or Kentucky Enterprise, other than for "just cause," the Executive will be paid within 10 days of such termination an amount equal to the "Parachute Payment" of 2.99 times his "base amount," as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986 (the "Code"). In no event, however, may the Executive's Parachute Payment exceed the difference between 2.99 times his "base amount," as defined in Section 280G(b)(3) of the Code and the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Code, that the Executive receives on account of the change in control. "Control" generally refers to the acquisition, by any person or entity, of the ownership or power to vote more than 25% of Kentucky Enterprise Bank's or Kentucky Enterprise's voting stock, the control of the election of a majority of Kentucky Enterprise Bank's or Kentucky Enterprise's directors or the exercise of a controlling influence over the management or policies of Kentucky Enterprise Bank or Kentucky Enterprise. In addition, under the Employment Agreements, a change in control occurs when, during any consecutive two-year period, directors of Kentucky Enterprise or Kentucky Enterprise Bank at the beginning of such period cease to constitute two-thirds of the Board of Directors of Kentucky Enterprise or Kentucky Enterprise Bank, unless the election of replacement directors was approved by a two-thirds vote of the initial directors then in office. The Employment Agreement also provides for a similar lump sum payment to be made in the event of the Executive's voluntary termination of employment within one year following a change in control, upon the occurrence, or within 90 days thereafter, of certain specified events following the change in control, which have not been consented to in writing by the Executive, including (i) requiring the Executive to move his personal residence or perform his principal executive functions more than 35 miles from Kentucky Enterprise Bank's current primary office, (ii) materially reducing the Executive's base compensation as then in effect, (iii) failing to maintain existing employee benefit plans, including material vacation, fringe benefits, stock option and retirement plans, (iv) permanently assigning, or assigning without the Executive's prior written consent, duties and responsibilities to the Executive which are materially different than those normally associated with his position with Kentucky Enterprise or Kentucky Enterprise Bank, (v) materially diminishing the Executive's authority and responsibility, and (vi) in the case of Mr. White, failing to re-elect him to Kentucky Enterprise's or Kentucky Enterprise Bank's Board of Directors. The aggregate payments that would be made to Messrs. White, Egan, Ballinger and Taeuber assuming their termination of employment under the foregoing circumstances at June 30, 1995 would have been approximately $1.0 million, $335,000, $335,000 and $242,000, respectively.

    SUPPLEMENTAL RETIREMENT AGREEMENT. Pursuant to the terms of the SERA, upon Mr. White's termination of employment with Kentucky Enterprise or Kentucky Enterprise Bank, for reasons other than death, disability or removal for "just cause," he would be entitled to receive annual payments from Kentucky Enterprise in an amount equal to (i) the product of his "Vested Percentage" and 60% of his "Average Annual Compensation," less (ii) his "Annual Offset Amount." Under the SERA, "Vested Percentage" means 20% per full year of service with Kentucky Enterprise following the Conversion (up to a maximum Vested Percentage of 100%), "Final Average Compensation" means Mr. White's highest annual compensation for three of the five calendar years preceding his termination of employment and "Annual Offset Amount" means the sum of the social security benefits and retirement benefits which he would receive in the form of a 50% joint and survivor annuity under Kentucky Enterprise Bank's Pension Plan upon his termination of employment. Such annual payments shall be made for the remainder of Mr. White's life, with a 50% benefit payable to his surviving spouse, if any.

    In the event Mr. White terminates employment due to disability as determined under his employment agreement, he would receive annual payments for life in the amount of 60% of his Final Average Compensation less his Annual Offset Amount, beginning two months after termination of employment. In the event Mr. White's wife survives him, she shall be entitled to receive 50% of the amount he would have received had he retired on the date of his death, assuming his Vested Percentage was 100%. Termination for "just cause" (as determined under the Employment Agreements) would result in his forfeiture of all retirement benefits, unless Kentucky Enterprise Bank's Board of Directors determines to the contrary. In the event Kentucky Enterprise Bank terminates Mr. White's employment for other than "just cause" or in the event of termination of employment in connection with a change in control (as defined in the Employment Agreements) which triggers the payment of compensation to him under the terms of the Employment Agreements, then his Vested Percentage shall be deemed to be 100%, and the present value of the benefits payable to him would be paid in one lump sum within 10 days of termination of employment.

    The Merger will constitute a change in control for purposes of these agreements. For a discussion of the benefits to which Officers White, Egan, Ballinger and Taeuber are entitled under these agreements in connection with the Merger, see "PROPOSAL 1 - MERGER OF KENTUCKY ENTERPRISE INTO FIFTH THIRD - Interests of Management," " - Severance Payments" and " - Supplemental Retirement Agreement."

    TRANSACTIONS WITH MANAGEMENT. During the fiscal year ended June 30, 1995, Kentucky Enterprise Bank paid $283,596 to Daniel J. Zalla and Associates, a law firm, for legal services rendered to Kentucky Enterprise Bank. Daniel J. Zalla is the brother of A. Martin Zalla, a director of Kentucky Enterprise Bank.

    During the fiscal year ended June 30, 1995, Kentucky Enterprise Bank paid $90,535 to Fennell Appraisal Services for appraisals on mortgage loans originated by Kentucky Enterprise Bank. Fennell Appraisal Services is owned by Bradley Fennell, the son of Director William A. Fennell.

    Management believes that the terms of such transactions were as favorable as those that would have been available in comparable transactions with non-affiliated persons.

    Under legislation enacted in 1989, Kentucky Enterprise Bank's loans to directors and executive officers must be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. Kentucky Enterprise Bank has a policy of offering loans to officers and directors in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans do not involve more than the normal risk of collectibility or present other unfavorable features. Loans made prior to 1989 to officers and directors may have had certain loan fees waived or reduced, and/or certain interest rates reduced, although no loans were granted at rates lower than Kentucky Enterprise Bank's cost of funds.

DIRECTORS' COMPENSATION

    Each member of the Board of Directors of Kentucky Enterprise and Kentucky Enterprise Bank receives a total monthly retainer of $600 which covers services in both capacities. All of the directors also serve on a quarterly basis on the Executive Committee for which they receive $75 for each Committee meeting attended. With the exception of Mentor E. Graves, who receives $3,400 in fees for his services on the audit and investment committees, no director receives fees for serving on any other committee. Full time salaried officers receive no fees for their service on any committees. In addition to monthly board fees, directors may receive medical, dental and cancer insurance which is paid by Kentucky Enterprise Bank. The Chairman of the Board, Mentor E. Graves, receives a supplemental retirement benefit of $10,000 per year paid monthly. These payments will continue during Mr. Graves' life.

    All members of the Board of Directors of Kentucky Enterprise and Kentucky Enterprise Bank are eligible to participate in Kentucky Enterprise's and Kentucky Enterprise Bank's deferred compensation plans, pursuant to which directors may elect to defer the receipt of all or part of their future fees. Deferred amounts are credited to a bookkeeping account in the participant's name, which will also be credited quarterly with the investment return which would have resulted if such deferred amounts had been invested, based upon the participant's choice, between either Kentucky Enterprise Common Stock or Kentucky Enterprise's highest annual rate of interest on certificates of deposit, regardless of their term. At the election of the participant, distributions are either in a lump sum or monthly over a period of not more than 10 years.

    The President and Chief Executive Officer of Kentucky Enterprise Bank is eligible to participate in Kentucky Enterprise's and Kentucky Enterprise Bank's benefit plans, and the non-employee directors of Kentucky Enterprise and Kentucky Enterprise Bank are eligible to participate in Kentucky Enterprise's Option Plan. Pursuant to the Option Plan, each non-employee director who joins Kentucky Enterprise's Board of Directors will receive, on the date of joining the Board, options to purchase 2% of the shares of Kentucky Enterprise Common Stock reserved for issuance under the Option Plan (5,290 shares as of the date hereof) at an exercise price equal to the fair market value of a share of Kentucky Enterprise Common Stock on the date of the grant. No grants were made during fiscal year 1995.

    Under Kentucky Enterprise Bank's director emeritus program, directors who attain the age of 60 years and who have served on the Board for 20 years may elect to become a director emeritus. Directors who elect to become a director emeritus are entitled to receive compensation only for so long as (i) they do not accept employment or serve as a director or consultant to any other financial institution or financial institution holding company in competition with Kentucky Enterprise Bank, (ii) they do not solicit any customers or depositors of Kentucky Enterprise Bank to terminate or change their relationship with Kentucky Enterprise Bank and (iii) they promote the good will of Kentucky Enterprise Bank in such manner as may be requested. Directors emeritus receive annually amounts equal to their most recent 12 months' regular directors' compensation for a number of years equal to one-third of their number of years of service. Payments are made monthly until the death of a director emeritus or until the amount of accrued time has expired, whichever occurs first. In no event, however, shall payments be made exceeding 120 months. A director who is terminated for cause or is subject to certain regulatory sanctions would be ineligible to serve as a director emeritus. The director emeritus program was amended in fiscal year 1995 to provide that in the event of a "change in control" (as such term is defined in the Option
Plan), each member of the Board of Directors, regardless of his or her age or years of service, shall be entitled to receive the benefits described above with the amount of benefits to be received calculated based on each director's years of service as of the date of the change in control. Additionally, in the event of a change in control, the requirement that a director promote the good will of Kentucky Enterprise is waived.

RECOMMENDATION

    Kentucky Enterprise's Board of Directors has unanimously approved the proposed slate of directors and recommends approval thereof by the shareholders of Kentucky Enterprise.

VOTE REQUIRED

    The presence in person or by proxy of the holders of a majority of the outstanding shares of Kentucky Enterprise Common Stock will constitute a quorum for the transaction of business at the Annual Meeting. ELECTION OF THE PROPOSED

DIRECTORS REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF KENTUCKY ENTERPRISE COMMON STOCK ENTITLED TO VOTE.
Broker non-votes will not be treated as votes cast and therefore, will have the same effect as a vote against the proposal.

                RESALE OF FIFTH THIRD COMMON STOCK BY AFFILIATES

    No restrictions on the sale, pledge, transfer or other disposition of the shares of Fifth Third Common Stock issued pursuant to the Merger will be imposed solely as a result of the Merger, other than restrictions on the transfer of such shares issued to any Kentucky Enterprise shareholders who may be deemed to be an "affiliate" of Fifth Third or Kentucky Enterprise for purposes of Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Directors, executive officers or holders of 10% or more of the outstanding shares of Kentucky Enterprise Common Stock may be deemed to be affiliates of Kentucky Enterprise for purposes of Rule 145. Affiliates may not sell, pledge, transfer or otherwise dispose of the shares of Fifth Third Common Stock issued to them in exchange for their shares of Kentucky Enterprise Common Stock, unless the requirements of Rule 145(d) are satisfied or the sale, pledge, transfer or disposition is otherwise in compliance with the Securities Act and the rules and regulations promulgated thereunder. Generally, under Rule 145(d), an affiliate of Kentucky Enterprise will be permitted to sell, pledge, transfer or otherwise dispose of his or her shares of Fifth Third Common Stock received pursuant to the Merger if one of the following is satisfied:

    (1) The shares are sold in "brokers' transactions" or in transactions directly with a "market maker," the affiliate does not solicit or arrange for the solicitation of purchase orders or make any payments in connection with the sale to anyone other than the broker or market maker and the number of shares sold, together with all other sales of Fifth Third Common Stock by such affiliate within the preceding three months, does not exceed one percent of the outstanding shares of Fifth Third Common Stock; or

    (2) The affiliate is not an affiliate of Fifth Third and has been the beneficial owner of Fifth Third Common Stock for at least two years, and there is publicly available certain information regarding Fifth Third.

    In addition, shares of Fifth Third Common Stock issued to affiliates in the Merger may not be sold, pledged, transferred or otherwise disposed of until such time as financial results covering at least 30 days of combined operations of Fifth Third and Kentucky Enterprise have been published within the meaning of Section 201.01 of the Securities and Exchange Commission's Codification of Financial Reporting Policies.

    Share certificates for Fifth Third Common Stock issued to affiliates of Kentucky Enterprise will bear a legend as follows:

         The shares of stock evidenced by this certificate are subject to restrictions on transfer and may only be transferred after the Issuer has received an opinion from its counsel that the transfer will be in compliance with the requirements of Rule 145(d) promulgated under the Securities Act of 1933 or pursuant to an exemption from registration under such Act, or pursuant to a registration statement under such Act. The Issuer will mail a copy of Rule 145(d) to the shareholder without charge within five (5) days after written request therefor.

    The foregoing is only a general statement of the restrictions on the disposition of the shares of Fifth Third Common Stock to be issued in the Merger. Accordingly, those shareholders of Kentucky Enterprise who may be affiliates of Kentucky Enterprise should confer with legal counsel with respect to the resale restrictions.

                              FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

    Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and subject to regulation by the Federal Reserve Board. Fifth Third, with its principal office located in Cincinnati, is a multi-bank holding company that owns all of the outstanding stock of six commercial banks with 277 offices in 35 counties in Ohio. Those banks are:
The Fifth Third Bank, The Fifth Third Bank of Northwestern Ohio, N.A., Fifth Third Bank of Northeastern Ohio, The Fifth Third Bank of Western Ohio, The Fifth Third Bank of Southern Ohio and The Fifth Third Bank of Columbus. Fifth Third also directly owns all of the outstanding capital stock of two commercial banks with 73 offices in fifteen counties in Kentucky. Those banks are: The Fifth Third Bank of Northern Kentucky, Inc. and Fifth Third Bank of Kentucky, Inc. Fifth Third also owns all the outstanding capital stock of one commercial bank which maintains 28 offices in seven counties in Indiana. This bank is the Fifth Third Bank of Central Indiana. Further, Fifth Third owns all the outstanding capital stock of one commercial bank which maintains four (4) offices in one county in Florida.
This bank is Fifth Third Bank of Florida.

    In addition, Fifth Third is a multiple savings and loan holding company registered under the Home Owners' Loan Act, owning all of the outstanding capital stock of Fifth Third Savings Bank of Western Kentucky, F.S.B., a federally chartered savings bank located in Mayfield, Kentucky and all of the outstanding capital stock of Fifth Third Savings Bank of Northern Ohio, F.S.B., a federally chartered savings bank located in Kent, Ohio. As a savings and loan holding company, Fifth Third is registered with and subject to regulation by the OTS.

    Fifth Third, through its wholly owned subsidiary, Fifth Third Bank of Northeastern Ohio, has agreed to purchase certain assets and assume certain liabilities of First Nationwide Bank, A Federal Savings Bank, San Francisco, California ("First Nationwide"). Fifth Third Bank of Northeastern Ohio will acquire all of the assets and assume all of the liabilities of twenty-eight
(28) branches of First Nationwide located in the Cleveland, Ohio area. Twenty-six (26) of those branches will be operated as full-service banking centers and two (2) branches will be closed.

    Fifth Third, through its wholly owned subsidiaries, The Fifth Third Bank and Fifth Third Bank of Columbus, has agreed to purchase certain assets and assume certain liabilities of NBD Bank ("NBD"), Columbus, Ohio. The Fifth Third Bank will acquire all of the assets and assume all of the liabilities of eight (8) branches of NBD located in the Dayton, Ohio area. Fifth Third Bank of Columbus will acquire all of the assets and assume all of the liabilities of seventeen (17) branches of NBD located in the Columbus, Ohio area. It is yet to be determined how many of those branches will be operated as full service banking centers and how many of those branches will be closed.

    On November 17, 1995, Fifth Third, through its wholly owned subsidiary, The Fifth Third Bank, purchased certain assets and assumed certain liabilities of Bank One, Cincinnati, N.A. ("Bank One Cincinnati"), Cincinnati, Ohio. The Fifth Third Bank acquired all of the assets and assumed all liabilities of seven (7) branches of Bank One Cincinnati located in the Cincinnati, Ohio area. Two (2) of those branches are being operated as full-service banking centers and five (5) branches were closed.

    On September 22, 1995, Fifth Third, through its wholly owned subsidiary, The Fifth Third Bank, completed the purchase of certain assets and the assumption of certain liabilities of PNC Bank, Ohio, N.A., Cincinnati, Ohio ("PNC Bank Ohio"). The Fifth Third Bank acquired all of the assets and assumed all of the liabilities of twelve (12) branches of PNC Bank Ohio located in the Dayton, Ohio area. Eight (8) of the twelve branches are being operated as full-service banking centers and four (4) branches were closed.

    On September 8, 1995, Fifth Third completed its acquisition of Bank of Naples, Naples, Florida. Pursuant to that transaction, Fifth Third Trust Co. & Savings Bank, F.S.B. ("5/3 Naples"), a wholly owned subsidiary of Fifth Third, was merged with and into Bank of Naples and Bank of Naples became a wholly owned subsidiary of Fifth Third. Simultaneously with the merger, Bank of Naples changed its name to Fifth Third Bank of Florida.

    On July 21, 1995, Fifth Third consummated its acquisition of Falls Financial, Inc. ("Falls Financial"). In a related transaction, Fifth Third Bank of Northeastern Ohio ("Fifth Third Northeastern") acquired all of the branches except one (1), and acquired substantially all of the assets and assumed substantially all of the liabilities of Falls Savings Bank, F.S.B. ("Falls F.S.B."). Then, Falls F.S.B. became owned by Fifth Third, changed its name to Fifth Third Savings Bank of Northern Ohio, F.S.B. ("Northern Ohio") and moved its main office to Kent, Ohio. The acquired offices of Falls F.S.B. are operated as branches of Fifth Third Northeastern. The total amount of deposits assumed by Fifth Third Northeastern in the transaction was approximately $480 million and that remaining in Northern Ohio was approximately $22 million.

    On June 23, 1995, Fifth Third, through The Fifth Third Bank, completed the purchase of certain assets and assumption of certain liabilities of Bank One, Dayton, N.A. ("Bank One Dayton"). The Fifth Third Bank acquired all of the assets and assumed all of the liabilities of a single branch of Bank One Dayton located in Lebanon, Ohio, and that branch is currently being operated as a full-service banking center.

    On April 20, 1995, Fifth Third completed the merger of its wholly owned subsidiary, Fifth Third Bank of Southeastern Indiana, with and into Fifth Third Bank of Central Indiana, which is also a wholly owned subsidiary of Fifth Third. All of the branches being operated by Fifth Third Bank of Southeastern Indiana became branches of Fifth Third Bank of Central Indiana, which remains a wholly owned subsidiary of Fifth Third.

    On January 20, 1995, Fifth Third, through its wholly owned subsidiary, The Fifth Third Bank, consummated its acquisition of Mutual Federal Savings Bank of Miamisburg, A Stock Savings Bank ("Mutual Federal"). Mutual Federal was merged into The Fifth Third Bank. The former offices of Mutual Federal were retained and are being operated as full-service banking centers of The Fifth Third Bank. The total amount of deposits involved in the transaction was $57 million.

    On August 26, 1994, Fifth Third consummated its acquisition of The Cumberland Federal Bancorporation, Inc., a savings and loan holding company, and its wholly owned subsidiary, The Cumberland Federal Savings Bank ("Cumberland FSB"). In a related transaction, Fifth Third Bank of Kentucky, Inc. ("Fifth Third Kentucky"), acquired all branch offices except one and acquired substantially all of the assets and assumed substantially all of the liabilities of Cumberland FSB. Then, Cumberland FSB changed its name to Fifth Third Savings Bank of Western Kentucky, FSB ("Western Kentucky") and moved its main office to Mayfield, Kentucky. The acquired offices of Cumberland FSB are operated as branches of Fifth Third Kentucky, except that Fifth Third later sold three of such branches. The total amount of deposits assumed by Fifth Third Kentucky in such transaction was $793 million and that remaining in Western Kentucky was $31 million. Prior to the Cumberland transaction, Fifth Third was a unitary savings and loan holding company which owned all of the outstanding stock of 5/3 Naples which had one office in Naples, Florida.

    On June 3, 1994, Fifth Third completed the acquisition of The National Bancorp of Kentucky, Inc. Pursuant to that transaction, The National Bancorp of Kentucky, Inc. was merged into Fifth Third, and The National Bancorp of Kentucky, Inc.'s wholly owned subsidiaries, The First National Bank of Falmouth, Falmouth, Kentucky ("FNB") and The National Bank of Cynthiana, Cynthiana, Kentucky ("NBC"), became wholly owned subsidiaries of Fifth Third. Simultaneously with the merger, FNB was merged with and into Fifth Third Bank of Northern Kentucky, Inc. and NBC was merged with and into Fifth Third Bank of Central Kentucky, Inc., n/k/a Fifth Third Bank of Kentucky, Inc. The total amount of deposits transferred to Fifth Third's subsidiaries was approximately $80 million.

    On May 20, 1994, Fifth Third, through three of its affiliate banks, completed the purchase of certain assets and the assumption of certain liabilities of Citizens Federal Bank, a Federal Savings Bank, Miami, Florida ("Citizens"). The three affiliates acquired all of the assets and assumed all of the liabilities of eight branches of Citizens located throughout Ohio.
Seven of the eight branches are being operated as full- service banking centers and one branch was closed.

    At September 30, 1995, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of $17.2 billion, consolidated total deposits of $11.7 billion and consolidated total stockholders' equity of $1.6 billion.

    Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Fifth Third Community Development Company, Midwest Payment Systems, Inc. ("MPS") and Fountain Square Insurance Company. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation ("FDIC") through the Bank Insurance Fund ("BIF"), and the savings bank affiliates have deposit insurance provided by the FDIC through the Savings Association Insurance Fund ("SAIF").

    Fifth Third, through its banking subsidiaries, operates for itself and other financial institutions a proprietary automated teller machine ("ATM") network, Jeanie(R). The Jeanie system participates in a shared ATM network called "Money Station(R)," which includes several Ohio bank holding companies and over 1,000 ATM's. The "Money Station" network participates in another shared ATM network called "PLUS System(R)," which is a nationwide network with over 17,000 participating ATM's. The Fifth Third Bank, through its wholly owned subsidiary, MPS, also provides electronic switch services for several regional banks and bank holding companies in Ohio, Kentucky and Illinois.

    Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS."

CAPITAL REQUIREMENTS FOR FIFTH THIRD

    The Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC maintain guidelines to implement risk-based capital requirements for state member banks and bank holding companies. The guidelines provide for a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets.

    Under the guidelines, banking organizations are required to have capital equivalent to 8 percent of assets, weighted by risk. Banking organizations must have at least 4 percent Tier 1 capital, which consists of core capital elements including common shareholders' equity, retained earnings and perpetual preferred stock, to weighted risk assets. The other half of required capital (Tier 2) can include, among other supplementary capital elements, limited-life preferred stock and subordinated debt and loan loss reserves up to certain limits.

    Under Federal Reserve Board policy, a holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of its subsidiaries. This support may be required at times when, absent such Board policy, the holding company may not find itself able to provide it.

    Fifth Third, and each of its subsidiary banks, is in compliance with both the current leverage ratios and the final risk-based capital standards. As of September 30, 1995, Fifth Third had a leverage ratio of 9.47%, its Tier 1 risk-based capital ratio was 10.99% and its total risk-based capital ratio was 14.35%.

BANK HOLDING COMPANIES IN GENERAL

    Bank holding companies and banks are extensively regulated under both federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

    As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act.

    The Federal Reserve Board also may make examinations of a holding company and each of its subsidiaries. The Bank Holding Company Act requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank if, after such acquisition, it would own or control directly or indirectly, more than 5% of the voting shares of such bank.

    The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

    The operations of the subsidiary banks of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

    National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks may be members of the Federal Reserve System and their deposits are insured by the FDIC and, as such, may be subject to regulation and examination by each agency. State chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Banks, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, and in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions.

ACQUISITIONS OF SAVINGS ASSOCIATIONS BY HOLDING COMPANIES

    Section 4 of the Bank Holding Company Act of 1956 (12 U.S.C. 1843) ("BHC Act") prohibits bank holding companies from acquiring or retaining shares of any company that is not a bank or is not engaging in any activity other than managing and controlling banks, except under certain circumstances. The primary exception permits bank holding companies to conduct activities and acquire companies solely in activities the Federal Reserve Board has determined in to be closely related to banking and a proper incident thereto. Section 346 of the Reigle Community Development and Regulatory Improvement Act of 1994 ("Section 346") amends amended Section 4 of the BHC Act to establish a new notice procedure for obtaining Federal Reserve Board approval under Section 4(a)(2) and 4(c)(8) of the BHC Act. Under Section 346, a proposal requiring Federal Reserve Board approval under Section 4(a)(2) or 4(c)(8) may be consummated 60 days after providing the Federal Reserve Board with complete written notice of the proposal, unless the notice period is extended as provided in the statute. Section 346 also permits proposals to be consummated at any time during this notice period if approved by the Federal Reserve Board during this period. This interim rule replaced the application procedures of
Section 4(c)(8) of the BHC Act with a new notice procedure and streamlined the procedures for obtaining Federal Reserve Board approval for nonbanking proposals in several respects. The interim rule contemplates action by the Federal Reserve Board on nonbanking proposals involving listed activities (including the acquisition of a thrift or thrift assets) within 30 days after a notice containing all of the information required by the rule has been received by the Federal Reserve Board. In approving the activities contained in such a notice, the Federal Reserve Board is precluded from opposing any restrictions on transactions between the bank holding company and the acquired savings association, except as required by Section 23A or 23B of the Federal Reserve Act or any other applicable law.

    Section 18(c) of the Federal Deposit Insurance Act ("FDI Act") (12 U.S.C. 1828(c)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation, acquisition of assets or assumption of deposit liabilities, and, incident thereto, to establish a branch or branches pursuant to Section 9 of the Federal Reserve Act (12 U.S.C. 321) and Section 5(d)(3) of the FDI Act (12 U.S.C. 1815(d)(3)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation or acquisition of assets or assumption of deposit liabilities of a savings association by a bank that is insured by the BIF.

ADDITIONAL INFORMATION

    For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1994 and the Fifth Third Quarterly Reports on Form 10-Q for the periods ended March 31, 1995, June 30, 1995 and September 30, 1995, which are incorporated herein by reference and to the Fifth Third Annual Report to Shareholders which accompanies this Proxy Statement and Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                       KENTUCKY ENTERPRISE BANCORP, INC.

DESCRIPTION OF BUSINESS

    Kentucky Enterprise was incorporated under the laws of the State of Ohio to become a savings and loan holding company with Kentucky Enterprise Bank, as its sole subsidiary. Kentucky Enterprise was incorporated at the direction of the Board of Directors of Kentucky Enterprise Bank in August 1993 and acquired all of the capital stock of Kentucky Enterprise Bank issued in connection with Kentucky Enterprise Bank's conversion from mutual to stock form on December 16, 1993. Kentucky Enterprise's principal business is the business of Kentucky Enterprise and its subsidiaries.

    Kentucky Enterprise is classified as a unitary savings and loan holding company subject to regulation by the OTS. Prior to its acquisition of the capital stock of Kentucky Enterprise Bank, Kentucky Enterprise had no assets and no liabilities and engaged in no business activities. Since the acquisition, Kentucky Enterprise has not engaged in any significant activity other than holding the stock of Kentucky Enterprise Bank and investing its share ($11.1 million) of the net proceeds of Kentucky Enterprise Bank's conversion in investment securities. At September 30, 1995, Kentucky Enterprise had total assets of $281.4 million, deposits of $227.4 million and shareholders' equity of $49.5 million.

    The executive offices of Kentucky Enterprise are located at 800 Monmouth Street, Newport, Kentucky 41071, and its main telephone number is (606) 261-3050.

    Kentucky Enterprise Bank is a federally chartered savings bank which conducts its business through its main office in Newport, Kentucky and ten other offices located throughout Northern Kentucky. Kentucky Enterprise Bank's principal business consists of attracting deposits from the general public through a variety of deposit programs and investing these funds in loans secured by first mortgages on single-family residences located in Kentucky Enterprise Bank's market area. To a limited extent, and primarily as an accommodation to its customers, Kentucky Enterprise Bank also originates multi-family residential and commercial real estate loans. Kentucky Enterprise Bank also originates consumer loans, the majority of which are home equity loans, and has significant holdings in mortgage-backed securities. Kentucky Enterprise Bank derives its income principally from interest earned on loans and, to a lesser extent, other fees, and from interest earned on investments.

RECENT DEVELOPMENTS

    AMENDMENT TO BIF INSURANCE PREMIUM SCHEDULE; PREMIUM ASSESSMENT. On August 8, 1995, the FDIC approved a significant reduction in the deposit insurance premiums charged to those financial institutions that are members of the BIF. No similar reduction was approved for institutions, such as Kentucky Enterprise Bank, that are members of the SAIF. This amendment creates a significant disparity between the deposit insurance premiums paid by BIF and SAIF members. A number of proposals have been considered to recapitalize the SAIF in order to eliminate the premium disparity. The Senate and the House of Representatives have both, as part of a budget reconciliation package to balance the federal budget, approved legislation requiring a one time assessment of .85% of insured deposits to be imposed on all SAIF-insured deposits held as of March 31, 1995. This assessment would be payable on January 1, 1995 and would result in a one-time charge of up to approximately $2.0 million, which would have the effect of reducing Kentucky Enterprise Bank's tangible and core capital to $35.0 million, or 13.1%, of adjusted total assets, and risk-based capital to $35.6 million, or 35.2%, of risk-weighted assets, on a pro forma basis as of June 30, 1995. If such a special assessment were required and the SAIF as a result was fully recapitalized, it would have the effect of reducing Kentucky Enterprise Bank's deposit insurance premiums to the SAIF, thereby increasing net income in future periods.

    Also under consideration by Congress are proposals relating to merger of the BIF and SAIF, the elimination of the thrift charter and the federal tax law implications of conversion to a national bank. Kentucky Enterprise is unable to accurately predict at this time whether any of these proposals will be adopted in their current form or the impact of these proposals on Kentucky Enterprise.

LENDING ACTIVITIES

    GENERAL. Kentucky Enterprise Bank's primary lending activity is the origination of conventional mortgage loans for the purpose of constructing, purchasing or refinancing owner-occupied, one- to four-family residential properties in its primary market area. The remainder of Kentucky Enterprise Bank's portfolio of residential mortgage loans consists primarily of home equity lines of credit secured by mortgages on residential real estate. To a limited extent, and primarily as an accommodation to its customers, Kentucky Enterprise Bank originates multi-family residential and commercial real estate loans. Kentucky Enterprise Bank also originates consumer loans, the majority of which are home equity loans.

    Prior to the 1980s, Kentucky Enterprise Bank's residential lending activities consisted primarily of originating fixed rate mortgage loans with maturities of up to 30 years for retention in the loan portfolio. Fundamental changes in the regulation of savings institutions in the early 1980s and then prevailing economic conditions combined to increase significantly both the level and volatility of Kentucky Enterprise Bank's cost of funds. Since the early 1980s, Kentucky Enterprise Bank has sought to build a more rate-sensitive loan portfolio by originating adjustable rate mortgages and purchasing adjustable rate mortgage-backed securities. The types of adjustable rate mortgages offered have a one-year, three-year and five-year adjustment period tied to the comparable U.S. Treasury Constant Maturity Index. All adjustable rate mortgage loans originated are retained in Kentucky Enterprise Bank's loan portfolio.

    In addition to adjustable rate mortgage loans, Kentucky Enterprise Bank offers fixed rate mortgage loans. Prevailing market conditions, regulatory considerations, and the need for a balanced portfolio have necessitated that Kentucky Enterprise Bank offer fixed rate mortgages. Kentucky Enterprise Bank's lending activities have been and continue to be affected by the change in market interest rates in recent periods. In an environment of declining interest rates, borrowers tend to prefer long term, fixed rate mortgage loans rather than shorter term, adjustable rate mortgage loans. Since it is a portfolio lender, i.e., all of its loans are originated for retention in portfolio rather than for sale in the secondary market, Kentucky Enterprise Bank's fixed rate loan originations are a function of the level of interest rate risk that Kentucky Enterprise Bank is willing to accept given its capital, profitability and other factors. Kentucky Enterprise Bank actively monitors the interest rate environment, prepayment activity, interest rate risk and other factors in developing its strategy with respect to the volume and pricing of its fixed rate loans and in its lending activities generally. Kentucky Enterprise Bank's pricing policy for the origination of fixed rate and adjustable rate mortgage loans is designed to be competitive with the mortgage rates offered by competing lenders in Kentucky Enterprise Bank's market area.




          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

ANALYSIS OF LOAN AND MORTGAGE-BACKED SECURITIES PORTFOLIO

         Set forth below is selected data relating to the composition of Kentucky Enterprise Bank's loan and mortgage-backed securities portfolio by type of loan and type of security at the dates indicated. At June 30, 1995, Kentucky Enterprise Bank had no concentrations of loans exceeding 10% of total loans other than as disclosed below.

                                                                         At June 30,
                                             -----------------------------------------------------------------

                                                     1995                   1994                   1993
                                             --------------------   -------------------    -------------------
                                             Amount        %        Amount        %        Amount       %
                                             ------      -----      ------      -----      ------     -----
                                                                   (Dollars in thousands)
Type of Loan or Security:
------------------------

Real estate loans --
  Construction loans  . . . . . . . . .     $   5,328    3.43%     $   4,405     3.33%   $   2,710     2.05%
  One- to four-family residential . . .       138,155   88.86        115,919    87.59      117,424    88.72
  Multi-family residential  . . . . . .           916    0.59          2,009     1.52        1,248      .94
  Non-residential . . . . . . . . . . .         2,555    1.64          2,099     1.59        2,757     2.08
Consumer loans --
  Automobiles . . . . . . . . . . . . .           706    0.45            475      .36          696      .53
  Savings account loans . . . . . . . .         1,995    1.28          1,929     1.46        2,104     1.59
  Home equity loans . . . . . . . . . .         5,808    3.74          5,474     4.13        5,373     4.06
  Other . . . . . . . . . . . . . . . .            22    0.01             32      .02           43      .03
                                            ---------  ------      ----------  ------    ---------   ------
                                              155,485  100.00%       132,342   100.00%     132,355   100.00%
                                                       ======                  ======                ======

Less:
  Loans in process  . . . . . . . . . .        (2,842)                (3,021)               (1,530)
  Discounts and other . . . . . . . . .          (413)                  (329)                 (205)
  Loan loss reserve . . . . . . . . . .          (490)                  (455)                 (393)
                                            ---------             ----------             ---------
     Loans, net . . . . . . . . . . . .     $ 151,740             $  128,537             $ 130,227
                                            =========             ==========             =========

Mortgage-backed securities:
  CMOs and REMICs . . . . . . . . . . .     $   7,876   11.34%      $ 12,074    16.29%   $  24,361    28.94%
  FHLMC . . . . . . . . . . . . . . . .        24,751   35.63         21,953    29.61       23,033    27.36
  FNMA  . . . . . . . . . . . . . . . .        31,429   45.25         34,073    45.96       29,619    35.18
  GNMA  . . . . . . . . . . . . . . . .         5,401    7.78          6,034     8.14        7,172     8.52
                                            -----------------       --------    ------    ---------  -------
     Total mortgage-backed securities .        69,457  100.00%        74,134   100.00%      84,185   100.00%
                                                       ======                  ======                ======
     Net premiums (discounts) . . . . .          (523)                    98                 1,516
                                            ---------              ---------             ---------
     Net mortgage-backed securities . .     $  68,934              $  74,232            $   85,701
                                            =========              =========             =========




                                                                          At June 30,
                                                         -------------------------------------------
                                                                 1992                   1991
                                                         -----------------       -------------------
                                                         Amount       %          Amount          %
                                                         ------     -----       -------        -----
                                                                    (Dollars in thousands)

Type of Loan or Security:
------------------------

Real estate loans --
  Construction loans  . . . . . . . . .                  $   4,526      3.12%    $   1,779      1.15%
  One- to four-family residential . . .                    127,528     87.85       140,271     90.48
  Multi-family residential  . . . . . .                      1,719      1.18         2,423      1.56
  Non-residential . . . . . . . . . . .                      2,732      1.88         3,234      2.09
Consumer loans --
  Automobiles . . . . . . . . . . . . .                      1,419       .98         2,979      1.92
  Savings account loans . . . . . . . .                      2,433      1.68         2,532      1.63
  Home equity loans . . . . . . . . . .                      4,571      3.15         1,603      1.04
  Other . . . . . . . . . . . . . . . .                        235       .16           206       .13
                                                         ---------    ------     ----------     ----
                                                           145,163    100.00%      155,027    100.00%
                                                                      ======                  ======

Less:
  Loans in process  . . . . . . . . . .                     (2,688)                   (865)
  Discounts and other . . . . . . . . .                       (111)                   (261)
  Loan loss reserve . . . . . . . . . .                       (133)                    (39)
                                                         ---------               ---------
     Loans, net . . . . . . . . . . . .                  $ 142,231               $ 153,862
                                                         =========               =========

Mortgage-backed securities:
  CMOs and REMICs . . . . . . . . . . .                  $   7,127      9.74%    $   3,000       6.31%
  FHLMC . . . . . . . . . . . . . . . .                     23,118     31.59        16,720      35.19
  FNMA  . . . . . . . . . . . . . . . .                     35,157     48.04        22,419      47.19
  GNMA  . . . . . . . . . . . . . . . .                      7,781     10.63         5,372      11.31
                                                         ---------    ------     ---------      -----
     Total mortgage-backed securities .                     73,183    100.00%       47,511     100.00%
                                                                      ======                   ======
     Net premiums (discounts) . . . . .                      1,245                     608
                                                         ---------               ---------
     Net mortgage-backed securities . .                  $  74,428               $  48,119
                                                         =========               =========



LOAN AND MORTGAGE-BACKED SECURITIES MATURITY SCHEDULE

         The following table sets forth certain information at June 30, 1995 regarding the dollar amount of loans and mortgage-backed securities maturing in Kentucky Enterprise Bank's portfolio based on their contractual terms to maturity, including scheduled repayments of principal. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.



                                                                  Due after        Due after         Due after
                               Due during the year ending         3 through        5 through        10 through     Due after 15
                                           June 30,             5 years after    10 years after   15 years after    years after
                            ------------------------------         June 30,         June 30,         June 30,         June 30,
                             1996       1997        1998            1995              1995              1995           1995
                            ------     ------      -------       -----------      -----------      -------------   -------------
                                                                     (In thousands)
Real estate mortgage  . .   $     85   $    495   $    652       $  1,936         $ 12,557         $ 46,226        $  78,800
Real estate construction          --         --         --             --               30              246            2,210
Consumer  . . . . . . . .      7,110        422        421            484               66               --               --
Mortgage-backed
  securities  . . . . . .        951         --      1,143             --               54            9,590           57,196
                            --------   --------   --------       --------         --------         --------        ---------
     Total  . . . . . . .   $  8,146   $    917   $  2,216       $  2,420         $ 12,707         $ 56,062        $ 138,206
                            ========   ========   ========       ========         ========         ========        =========

                                           Total
                                         ---------
Real estate mortgage  . .                $140,751
Real estate construction                    2,486
Consumer  . . . . . . . .                   8,503
Mortgage-backed
  securities  . . . . . .                  68,934
                                         --------
     Total  . . . . . . .                $220,674
                                         ========


        The following table sets forth the dollar amount of all loans and mortage-backed securities due after June 30, 1996 which have predetermined interest rates and have floating or adjustable rates.

                                                                    Predetermined            Floating or
                                                                          Rate             Adjustable Rates
                                                                    ----------------       ----------------
                                                                                (In thousands)
                 Real estate mortgage   . . . . . . . . . . . . .    $   73,396               $   67,270
                 Real estate construction   . . . . . . . . . . .         1,064                    1,422
                 Consumer   . . . . . . . . . . . . . . . . . . .         1,373                       20
                 Mortgage-backed securities   . . . . . . . . . .        27,042                   40,941
                                                                     ----------               ----------
                     Total  . . . . . . . . . . . . . . . . . . .    $  102,875               $  109,653
                                                                     ==========               ==========

         LOAN ORIGINATIONS AND PURCHASES OF MORTGAGE-BACKED SECURITIES. Mortgage loans, which are originated through salaried loan personnel, are attributable to depositors, walk-in customers, advertising and referrals from real estate brokers and developers. Construction loan originations are attributable largely to Kentucky Enterprise Bank's reputation and longstanding relationships with builders in its market area. All loan applications are evaluated by Kentucky Enterprise Bank's staff to ensure compliance with Kentucky Enterprise Bank's underwriting standards. See " - Loan Underwriting Policies."

         Due to strong competition for loans in Kentucky Enterprise Bank's primary market area, which has limited Kentucky Enterprise Bank's opportunities for the origination of adjustable rate mortgage loans, and for the origination of fixed rate loans at rates that do not present an unacceptable level of interest rate risk for loans held in its portfolio, Kentucky Enterprise Bank has been active in using excess funds to purchase mortgage-backed securities. Approximately 59.4% of Kentucky Enterprise Bank's mortgage-backed securities provide for adjustable interest rates. It is Kentucky Enterprise Bank's policy to purchase mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") or the Governmental National Mortgage Association ("GNMA"), when such securities can be acquired at attractive yields, and where the investment characteristics of such securities complement Kentucky Enterprise Bank's asset/liability management objectives, primarily as to interest rate adjustments and terms to maturity. At June 30, 1995, Kentucky Enterprise Bank held $68.9 million in mortgage-backed securities and mortgage-related securities, all of which were collateralized by single-family mortgage loans.

         Kentucky Enterprise Bank also invests in mortgage-related securities such as collateralized mortgage obligations and real estate mortgage investment conduits (collectively, "CMO/REMICs"). At June 30, 1995 Kentucky Enterprise Bank's investment in CMO/REMICs totaled $7.9 million, or 2.8% of total assets. Kentucky Enterprise Bank did not purchase any CMO/REMICs in fiscal year 1995. CMO/REMICs are securities derived by reallocating the cash flows from mortgage-backed securities or pools of mortgage loans in order to create multiple classes, or tranches, of securities with coupon rates and average lives that differ from the underlying collateral as a whole. Kentucky Enterprise Bank invests in these securities as an alternative to mortgage loans or mortgage-backed securities generally to satisfy the short to intermediate term portion of its asset/liability management strategy. At June 30, 1995, Kentucky Enterprise Bank's CMO/REMICs, which had predominantly adjustable rates, had weighted average lives of approximately 19 years. All of the CMO/REMICs owned by Kentucky Enterprise Bank are insured or guaranteed either directly or indirectly through mortgage-backed securities underlying the obligations by either the FNMA or FHLMC.

         The CMO/REMICs owned by Kentucky Enterprise Bank include both fixed rate and floating rate instruments. Kentucky Enterprise Bank owns no interest only or principal only CMO/REMICs. The fixed rate CMO/REMICs owned by Kentucky Enterprise Bank at June 30, 1995 are short-term investments with remaining lives ranging from one to three years. All fixed rate CMO/REMICs are currently paying principal or are scheduled to repay principal in accordance with a predetermined schedule. The floating rate CMO/REMICs owned by Kentucky Enterprise Bank at June 30, 1995 are scheduled to repay principal in accordance with a predetermined schedule, and pay interest and reset monthly based on 11th District Cost of Funds, LIBOR and the 10 year Treasury Index. The securities have lifetime interest caps of 9.0%, 9.5% and 10.5%. At June 30, 1995, $2.1 million or 26.6% of the CMO/REMICs were fixed rate instruments with an average yield of 6.0%, and $5.8 million or 73.4% were floating rate instruments with an average yield of 5.6%.

         CMO/REMICs are subject to repayment by the mortgagors of the underlying collateral at any time. Such prepayment may subject Kentucky Enterprise Bank's CMO/REMICs to yield and price volatility. To assess this volatility, the Federal Financial Institutions Examination Council ("FFIEC") adopted a policy in 1992 which requires an annual "stress" test of mortgage derivative securities. This policy, which has been adopted by the OTS, requires Kentucky Enterprise Bank to annually test its CMO/REMICs to determine whether they are high-risk or nonhigh-risk securities. The policy established a three part risk measurement test for fixed rate, and a one part test for floating rate, CMO/REMIC's and other mortgage derivative securities. Securities failing any one of the tests are deemed to be high-risk securities. At June 30, 1995, all Kentucky Enterprise Bank's CMO/REMIC's met the criteria established by the policy to be designated as nonhigh-risk securities for continued classification as suitable investments.

         Prepayments in Kentucky Enterprise Bank's mortgage-related securities portfolio may be affected by declining and rising interest rate environments. In a low and falling interest rate environment, prepayments would be expected to increase. In such an event, Kentucky Enterprise Bank's fixed rate CMO/REMICs purchased at a premium price could result in actual yields to Kentucky Enterprise Bank that are lower than anticipated yields. Kentucky Enterprise Bank's floating rate CMO/REMICs would be expected to generate lower yields as a result of the effect of falling interest rates on the indexes for determining payment of interest. Additionally, the increased principal payments received may be subject to reinvestment at lower rates. Conversely, in a period of rising rates, prepayments would be expected to decrease, which would make less principal available for reinvestment at higher rates. In a rising rate environment, floating rate instruments would generate higher yields to the extent that the indexes for determining payment of interest did not exceed the life-time interest rate caps. Such prepayment may subject Kentucky Enterprise Bank's CMO/REMICs to yield and price volatility.

         Kentucky Enterprise Bank has historically invested in mortgage-backed securities as an alternative investment to supplement its lending efforts and maintain compliance with certain regulatory requirements. See "Regulation of Kentucky Enterprise Bank - Qualified Thrift Lender Test." Further, under the OTS's risk-based capital requirement, GNMA mortgage-backed securities have a zero percent risk weighting, and FNMA, FHLMC and AA-rated private mortgage-backed securities have a risk weight of 20%, in contrast to the 50% risk weight carried by one- to four-family performing residential loans. See "Regulation of Kentucky Enterprise Bank - Regulatory Capital Requirements." Mortgage-backed securities may also be used as collateral for borrowings and through repayments, as a source of liquidity. Further, since they are primarily adjustable rate, Kentucky Enterprise's mortgage-backed securities are helpful in limiting Kentucky Enterprise Bank's interest rate risk. Kentucky Enterprise Bank's mortgage-backed securities purchases increased during fiscal 1993 in response to decreased loan originations and reduced demand for adjustable rate mortgage loans as a result of declines in market interest rates. In fiscal year 1994, mortgage-backed securities purchases decreased as a result of management's decision to purchase primarily short-term investment securities in the low interest rate environment which prevailed in the first half of the fiscal year. In the second half of fiscal 1994, as interest rates began to rise, management sought to purchase mortgage-backed securities that had fixed rates as well as adjustable rate mortgage-backed securities to increase asset yield without incurring excessive interest rate risk. In fiscal year 1995, mortgage-backed securities purchases decreased further as a result of asset allocation strategies which continued to emphasize the origination of mortgage loans for retention in Kentucky Enterprise Bank's portfolio. The mortgage-backed securities purchased in 1995 had fixed rates in order to increase asset yields. Management has and will continue to actively monitor loan originations, the interest rate environment, repayment activity, interest rate risk and other factors in determining its strategy with respect to mortgage-backed security purchases.




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                                      -43-

         Set forth below is a table showing Kentucky Enterprise Bank's loan origination and mortgage-backed securities purchase activity for the periods indicated. For these periods, Kentucky Enterprise Bank purchased no loans and sold no loans.

                                                                           Year Ended June 30,
                                                              -------------------------------------------------
                                                               1995               1994              1993
                                                              ------             ------            ------
                                                                                (In thousands)
Loans originated:
  Real estate loans:
    Construction loans  . . . . . . . . . . . . . . . . .    $   8,337          $   4,572         $   4,752
    One- to four-family . . . . . . . . . . . . . . . . .       31,643             29,448            17,840
    Multi-family  . . . . . . . . . . . . . . . . . . . .           --              1,000               140
    Non-residential and other . . . . . . . . . . . . . .          123                644                25
  Consumer loans  . . . . . . . . . . . . . . . . . . . .        5,415              4,048             5,364
                                                             ---------          ---------         ---------
    Total loans originated  . . . . . . . . . . . . . . .    $  45,518          $  39,712         $  28,121
                                                             =========          =========         =========
Mortgage-backed securities purchased  . . . . . . . . . .    $   7,020          $  18,466         $  32,811
                                                             =========          =========         =========


         ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LENDING.   Kentucky
Enterprise Bank historically has been and continues to be an originator of owner-occupied, one- to four-family residential properties located in northern Kentucky. At June 30, 1995, approximately $138.2 million or 62.6% of Kentucky Enterprise Bank's loan and mortgage-backed securities portfolios consisted of loans secured by one- to four-family residential properties which were primarily owner-occupied, single family residences.

         Kentucky Enterprise began originating adjustable rate residential mortgage loans in 1984 and currently offers one-year, three-year and five-year adjustable rate mortgage loans with rate adjustments indexed to the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity (the "Index") of one, three, or five years, plus a margin of 2.75%. The interest rates on these mortgages are adjustable once a year, once every three years, or once every five years with limitations on upward or downward adjustments of two percentage points per adjustment period, and a lifetime cap of six percentage points on upward rate adjustments, and two percentage points on downward rate adjustments.

         The retention of adjustable rate mortgage loans in Kentucky Enterprise Bank's loan portfolio helps reduce Kentucky Enterprise Bank's exposure to increases in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable rate mortgage loans may increase due to the upward adjustment of interest costs to the borrower. Further, the majority of the adjustable rate mortgages originated by Kentucky Enterprise Bank generally provide for initial rates of interest below the rates which would prevail were the index used for pricing applied initially. At June 30, 1995, the one-year, three-year, and five-year adjustable rate mortgage loans were offered at rates ranging from approximately 1 1/4% to 2 1/4% below the fully indexed rate. These loans are subject to increased risk of delinquency or default as the higher, fully-indexed rates of interest subsequently comes into effect, replacing the lower initial rate. It is Kentucky Enterprise Bank's policy however, to qualify borrowers on all one-year adjustable rate mortgage loans based on the Index plus the applicable margin. Borrowers on three-year and five-year adjustable rate mortgage loans are qualified based on the initial note rate. At June 30, 1995, Kentucky Enterprise Bank's loan portfolio included $72.9 million in fixed rate, one- to four-family residential mortgage loans or 33.0%, of Kentucky Enterprise Bank's loan and mortgage-backed securities portfolios, and $65.3 million in adjustable rate one- to four-family residential mortgage loans, or 29.6% of Kentucky Enterprise Bank's loan and mortgage-backed securities portfolios.

         Although adjustable rate mortgage loans allow Kentucky Enterprise Bank to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate ceiling contained in adjustable rate mortgage loan contracts. Accordingly, there can be no assurance that yields on Kentucky Enterprise Bank's adjustable rate mortgages will adjust sufficiently to compensate for increases in Kentucky Enterprise Bank's cost of funds. Kentucky Enterprise originated approximately $22.7 million in adjustable rate mortgage loans for the year ended June 30, 1995. Adjustable rate mortgage loans amounted to approximately $69.2 million, or 31.3% of the loan and mortgage-backed securities portfolios at June 30, 1995.

         Kentucky Enterprise, consistent with its asset/liability management strategies, also originates 15 to 30 year fixed rate mortgage loans on one- to four-family residential properties. Kentucky Enterprise Bank originated approximately $17.4 million in fixed rate loans for the year ended June 30, 1995. Fixed rate loans amounted to approximately $74.9 million, or 34.0% of the loan and mortgage-backed securities portfolio at June 30, 1995. Approximately 26.8% of Kentucky Enterprise Bank's current fixed rate loan originations have terms of 15 years. All fixed rate loans are underwritten according to Kentucky Enterprise Bank's lending guidelines which generally conform to FHLMC or FNMA guidelines. To date, all fixed rate loans originated by Kentucky Enterprise Bank have been retained in portfolio, and management currently has no plans to become involved in loan sales. In general, Kentucky Enterprise originates residential mortgage loans with loan-to-value ratios of up to 95% with private mortgage insurance required for loans with loan-to-value ratios greater than 80%.

         During fiscal year 1995, Kentucky Enterprise Bank offered fixed rate loans to low to moderate income and first-time home buyers on behalf of the Kentucky Housing Corporation, which also funded the loans, and for which Kentucky Enterprise served as originating agent. Kentucky Enterprise Bank received a fee of 1.50% for originating such loans. Kentucky Enterprise Bank did not retain servicing on loans originated on behalf of the Kentucky Housing Corporation. Subsequent to fiscal year end, Kentucky Enterprise Bank ceased its participation in this program.

         CONSUMER LENDING. The consumer loans originated by Kentucky Enterprise Bank include home equity loans, automobile loans and loans secured by savings deposits, which represented 2.6%, 0.3% and 0.9% of Kentucky Enterprise Bank's total loan and mortgage-backed securities portfolios, respectively, at June 30, 1995.

         Automobile loans are secured by both new and used cars and are generally limited to the lesser of 80% of the purchase price or the loan value as published by the National Automobile Dealers Association. Automobile loans are only made to the borrower-owner on a direct basis. New cars are financed for a period of up to 60 months, while used cars are generally financed for 48 months or less. Insurance coverage is required on all automobile loans, with Kentucky Enterprise listed as loss payee.

         Kentucky Enterprise Bank makes savings account loans for up to 90% of the depositor's savings account balance. The interest rate is normally three percentage points above the rate paid on the savings account and the account must be pledged as collateral to secure the loan. Savings account loans are payable on demand. Interest is due on a monthly basis. At June 30, 1995, loans on savings accounts totalled $2.0 million, or 0.9% of Kentucky Enterprise Bank's total loan and mortgage-backed securities portfolios.

         Kentucky Enterprise Bank's home equity loans are generally made on the security of residential real estate, normally do not exceed 80% of the appraised value of the property, less the outstanding principal of the first mortgage, and have terms of up to seven years. Kentucky Enterprise Bank's home equity loans require the monthly payment of 1.50% of the unpaid principal or a minimum of $100, until maturity, when the remaining unpaid principal, if any, is due. Kentucky Enterprise Bank's home equity loans bear variable rates of interest indexed to the prime interest rate, plus a margin of one and one-half percentage points. Interest rates on these loans can be adjusted monthly. At June 30, 1995, total outstanding home equity loans amounted to $5.8 million, or 2.6% of Kentucky Enterprise Bank's total loan and mortgage-backed securities portfolios.

         Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loans such as Kentucky Enterprise Bank, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral.

         In underwriting consumer loans, Kentucky Enterprise Bank places primary emphasis on the borrower's credit history and an analysis of the borrower's income and expenses, perceived ability to repay the loan and the value of the collateral, if any. At June 30, 1995, none of Kentucky Enterprise
Bank's consumer loans were 90 days or more delinquent.   Kentucky Enterprise
Bank's policy is generally to fully provide for losses in consumer loans not secured by real property at such time as the loan becomes more than 90 days delinquent.

         CONSTRUCTION LENDING. Kentucky Enterprise engages in construction lending to qualified borrowers for construction of primarily single-family residential properties. These properties are limited to Kentucky Enterprise Bank's market area. At June 30, 1995, total outstanding construction loans amounted to $5.3 million or 2.4% of Kentucky Enterprise Bank's total loan and mortgage-backed securities portfolios, all of which were for the construction of single-family homes. Generally, loans for the construction of owner-occupied, single-family residential properties are made on the same terms as those of permanent loans and are structured to convert to permanent loans upon completion of construction. Construction terms are limited to six months, during which time the borrower is required to make monthly payments of accrued interest on the outstanding loan balance. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Kentucky Enterprise Bank reviews and inspects each project at the commencement of the construction loan. Construction loans are underwritten on the basis of the estimated value of the property as completed and loan-to-value ratios must conform to the requirements for the permanent loan. Borrowers must satisfy all credit requirements which would apply to Kentucky Enterprise Bank's permanent mortgage loan financing for the subject property.

         Though it is not actively involved in construction lending to professional builders, Kentucky Enterprise Bank limits this type of lending to a maximum of three loans to selected local developers to build single-family dwellings where a permanent purchase commitment has been obtained. Generally, Kentucky Enterprise Bank does not lend to contractors for speculative housing construction.

         Construction financing generally is considered to involve a higher degree of risk of loss than long term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction cost proves to be inaccurate, Kentucky Enterprise Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of the value proves to be inaccurate, Kentucky Enterprise Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. Kentucky Enterprise Bank has sought to minimize its risk in construction lending by offering such financing primarily to persons who intend to occupy the completed structure, or select local developers to whom Kentucky Enterprise Bank has loaned funds in the past, and limiting construction lending to the northern Kentucky market
area, with which management is familiar.   All construction loans in Kentucky
Enterprise Bank's loan portfolio were performing according to their terms at June 30, 1995.

         MULTI-FAMILY AND COMMERCIAL REAL ESTATE LENDING. Kentucky Enterprise has not actively pursued multi-family (i.e. more than four units) or commercial real estate lending. The multi-family and commercial real estate loans originated by Kentucky Enterprise Bank have generally been made to small businesses and have primarily been secured by apartments, retail stores, office buildings, warehouses and other income- producing property. To a very limited extent, and mainly as an accommodation to its customers, Kentucky Enterprise Bank originates loans on churches located in the northern Kentucky area. At June 30, 1995, loans secured by multi-family, commercial real estate and church properties constituted approximately $1.9 million, $694,000 and $899,000, or 0.9%, 0.3% and 0.4% of Kentucky Enterprise Bank's total loan and mortgage-backed securities portfolios, respectively. The three largest loans in this category at June 30, 1995, were a $962,000 participation loan (representing a 19.6% interest) with six other Kentucky financial institutions secured by 27 buildings containing 326 rental apartments in Jefferson County, Kentucky, a $475,000 loan secured by a church located in Boone County, Kentucky and a $194,000 loan secured by a church located in Campbell County, Kentucky. All of these loans were current and performing at June 30, 1995.

         Real estate loans in this category generally have terms of 25 years and are typically made in amounts not exceeding 75% of the lesser of the appraised value or purchase price of the property. All loans require regular monthly payments of principal and interest. Adjustable rate loans are indexed to the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year, three years or five years, plus a negotiated margin.

         Multi-family and commercial real estate lending entails significant additional risks as compared with residential property lending. These loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space, and, as such, may be subject to a greater extent to adverse conditions in the economy generally. To minimize these risks, Kentucky Enterprise generally limits this type of lending to its market area and to borrowers with which it has substantial experience or who are otherwise well known to Kentucky Enterprise Bank. It is Kentucky Enterprise Bank's policy to obtain personal guarantees and annual financial statements from all principals obtaining multi-family and commercial real estate loans.

         The aggregate amount of loans which a federally chartered savings institution may make on the security of liens on non-residential real property may not exceed 400% of the institution's capital. The limits on non-residential real property lending do not require divestiture of any loan or investment that was lawful when made. Under this standard, at June 30, 1995, Kentucky Enterprise Bank was permitted to invest in non-residential real property loans in an aggregate amount equal to $148.2 million. This restriction has not had a material impact on Kentucky Enterprise's business.

         LOAN UNDERWRITING POLICIES. Lending activities are subject to Kentucky Enterprise Bank's written, non-discriminatory underwriting standards and to loan origination procedures prescribed by Kentucky Enterprise Bank's Board of Directors and management. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. Property valuations are performed by independent outside appraisers approved by Kentucky Enterprise Bank's Board of Directors. All loans must be approved by a minimum of two members of a loan committee, which consist of five loan officers. All loans exceeding $250,000 must be approved by the Executive Loan Committee, which consists of members of the Board of Directors who serve quarterly.

         It is Kentucky Enterprise Bank's policy to record a lien on the real estate securing the loan and to obtain a title opinion from Kentucky Enterprise Bank's legal counsel which indicates whether or not the property is free of prior liens or encumbrances. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in the 100 year flood plain as designated by the Department of Housing and Urban Development, paid flood insurance policies. Borrowers whose loans have loan-to-value ratios exceeding 80% are required to advance funds on a monthly basis to a mortgage escrow account from which Kentucky Enterprise Bank makes disbursements for items such as real estate taxes, hazard insurance and private mortgage insurance.

         Applications for real estate loans are underwritten in accordance with Kentucky Enterprise Bank's own lending guidelines, which generally conform to FHLMC and FNMA standards, although Kentucky Enterprise Bank does not use the standard FHLMC or FNMA loan documents.

         Kentucky Enterprise Bank makes one- to four-family residential, owner-occupied mortgage loans with loan-to-value ratios of up to 95% if private mortgage insurance is obtained on the portion of the principal amount in excess of 80% of the appraised value or sale price, whichever is less. Kentucky Enterprise Bank generally limits the loan-to-value ratios on one- to four-family residential non owner-occupied mortgage loans and improved property (including but not limited to multi-family, commercial real estate and churches) mortgage loans to 75%. All loan-to-value ratios adopted by Kentucky Enterprise Bank conform to regulations established by the federal banking agencies, including the OTS.

         Loan applicants are promptly notified in writing of Kentucky Enterprise Bank's decision. If the loan is approved, the notification will provide that Kentucky Enterprise Bank's commitment will terminate within 60 days of the loan application. Commitment periods may be extended for good cause and upon written approval, but may be conditioned upon requalification by the borrower. Commitments for periods longer than 60 days may be granted for a fee of .25% of the loan amount for each additional 30-day period.

         Under applicable law, with certain limited exceptions, loans and extensions of credit by a savings association to a person outstanding at one time shall not exceed 15% of the association's unimpaired capital and surplus. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. Applicable law additionally authorizes savings institutions to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided (1) the purchase price of each single-family dwelling in the development does not exceed $500,000, (2) the savings institution is and continues to be in compliance with its fully phased-in regulatory capital requirements, (3) the loans comply with applicable loan-to-value requirements, (4) the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus, and (5) the Director of the OTS, by order, permits the savings association to avail itself of this higher limit. Under these limits, Kentucky Enterprise Bank's loans to one borrower were limited to $5.6 million at June 30, 1995. At that date, Kentucky Enterprise Bank had no lending relationships in excess of its loans-to-one-borrower limit. Kentucky Enterprise Bank's five largest loans ranged from $373,000 to $962,000. All of these loans were current as of June 30, 1995.

         INTEREST RATES AND LOAN FEES. Interest rates charged by Kentucky Enterprise Bank on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan rates reflect factors such as general interest rate levels, the supply of money available to the savings industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the federal government, including the Federal Reserve Board, the general supply for money in the economy, tax policies and governmental budget matters.

         In addition to the interest earned on loans, Kentucky Enterprise Bank receives fees in connection with loan commitments and originations, loan modifications, late payments and fees for miscellaneous services related to its loans. Loan origination fees are calculated as a percentage of the loan principal. Kentucky Enterprise Bank typically receives fees of up to 3.0 points (one point being equal to 1% of the principal amount of the loan) in connection with the origination of fixed rate and adjustable rate residential mortgages. All fee income is recognized by Kentucky Enterprise Bank in accordance with guidelines established by Statement of Financial Accounting Standards No. 91. See Note 1(e) of the Notes to Kentucky Enterprise's Consolidated Financial Statements.

         NON-PERFORMING LOANS AND ASSET CLASSIFICATION. It is Kentucky Enterprise Bank's policy to continually monitor its loan portfolio to anticipate and address potential and actual delinquencies. When a borrower fails to make a payment on a loan, Kentucky Enterprise Bank takes immediate steps to have the delinquency cured and the loan restored to current status. Loans which are delinquent 15 days incur a late fee of 5% of the monthly principal and interest payment due. As a matter of policy, Kentucky Enterprise Bank will contact the borrower after the loan has been delinquent 15 days. If payment is not promptly received, the borrower is contacted again, and efforts are made to formulate an affirmative plan to cure the delinquency. If the loan continues in a delinquent status for 90 days or more, Kentucky Enterprise Bank generally initiates legal proceedings and/or charges off the loan. Loans are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful.

         Real estate or property acquired by Kentucky Enterprise Bank as a result of foreclosure is classified as real estate owned or property owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid principal balance or its fair market value. Any required write-down of the loan to its fair market value is charged to the allowance for loan losses.

         At June 30, 1995, loans 90 days or more past due totaled $265,000 of which $249,000 represented one- to four-family residential mortgage loans.





          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

         The following table sets forth information with respect to Kentucky Enterprise Bank's non-performing assets at the dates indicated. At the dates shown, Kentucky Enterprise Bank had no restructured loans within the meaning of SFAS No. 15.

                                                                         At June 30,
                                                  --------------------------------------------------------
                                                   1995        1994         1993         1992        1991
                                                  ------      ------       ------       ------      ------
                                                                    (Dollars in thousands)
Loans accounted for on a
  non-accrual basis: (1)
  Real estate:
    Residential . . . . . . . . . . . . . . .     $  249      $  219       $   348      $  650      $   824
    Commercial  . . . . . . . . . . . . . . .         16          52            --          --          111
                                                  ------      ------       -------      ------      -------
      Total . . . . . . . . . . . . . . . . .     $  265      $  271       $   348      $  650      $   935
                                                  ======      ======       =======      ======      =======

Accruing loans which are contractually
  past due 90 days or more:
  Real estate:
    Residential . . . . . . . . . . . . . . .     $   --      $   18       $    16      $   36      $    84
    Commercial  . . . . . . . . . . . . . . .         --          --            --          --           --
  Consumer  . . . . . . . . . . . . . . . . .         --          20            20           3           --
                                                  ------      ------       -------      ------      -------
     Total  . . . . . . . . . . . . . . . . .     $   --      $   38       $    36      $   39      $    84
                                                  ======      ======       =======      ======      =======

     Total of nonaccrual and 90 days
       past due loans . . . . . . . . . . . .     $  265      $  309       $   384      $  689      $ 1,019
                                                  ======      ======       =======      ======      =======

Percentage of total loans . . . . . . . . . .       0.17%        .24%          .29%        .48%         .66%
                                                  ======      ======       =======      ======      =======

Other real estate owned, net  . . . . . . . .     $   --      $   --       $    53      $  131      $   171
                                                  ======      ======       =======      ======      =======

____________________

(1) Non-accrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a non-accrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on assessment of the collectibility of the loan.


         During the year ended June 30, 1995, gross interest income of $21,000 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. Interest on such loans included in income during such period amounted to $8,000.

         At June 30, 1995, there were no loans which were excluded from the table above, where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in disclosure as non-accrual, 90 days past due or restructured. In addition, Kentucky Enterprise Bank does not have any significant concentrations of real estate loans or commitments in areas experiencing deteriorating economic conditions.

         Federal regulations require savings institutions to review their assets on a regular basis and to classify them as "substandard," "doubtful" or "loss," if warranted. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. An asset which does not currently warrant classification but which possesses weaknesses or deficiencies deserving close attention is required to be designated as "special mention." Currently, general loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. OTS examiners may disagree with the insured institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of assets, it may appeal this determination to the OTS.

         Kentucky Enterprise Bank has determined that as of June 30, 1995, it had $201,000 of assets classified as special mention, $222,000 of assets classified as substandard, no assets classified as doubtful, and no assets classified as loss.

         ALLOWANCE FOR LOAN LOSSES. In originating loans, Kentucky Enterprise Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loans. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, Kentucky Enterprise Bank's and the industry's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality.

         Kentucky Enterprise Bank's methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio that have not been identified but may be expected to occur. Management conducts monthly reviews of the loan portfolio and evaluates the need to establish allowances on the basis of this review. As part of its review, management grades loans for which collection in full may not be reasonably assured using a classification system similar to that employed by OTS examiners. Loans subject to grading include delinquent loans and any loans that have been placed on a watch list. Specific allowances are provided for individual loans when ultimate collection of the loan is considered questionable by management based on the current payment status of the loan and the fair value or the net realizable value of the security for the loan. At the date of foreclosure or at the date Kentucky Enterprise Bank determines a property is an "in-substance foreclosed" property, Kentucky Enterprise Bank transfers the property to real estate acquired through foreclosure at the lower of cost or fair value. Any portion of the outstanding loan balance in excess of fair value is charged off against the allowance for losses on loans. Kentucky Enterprise Bank does occasionally record partial charge offs on individual loans. If, upon ultimate disposition of the property, net sales proceeds exceed the net carrying value of the property, a gain on sale of real estate is recorded. Any losses realized on sale are charged to the allowance for losses on real estate acquired through foreclosure.

         General allowances are established by management on at least a monthly basis based on an assessment of risk in Kentucky Enterprise Bank's loan portfolio as a whole, taking into consideration the composition and quality of the portfolio, delinquency trends, current charge-off and loss experience, real estate market conditions and economic conditions generally. Additional provisions for losses on loans are made in order to bring the allowance to a level deemed adequate.

         Management continues to actively monitor Kentucky Enterprise Bank's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loss reserves when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

         While Kentucky Enterprise Bank believes it has established its existing allowances for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing Kentucky Enterprise Bank's loan portfolio, will not request Kentucky Enterprise Bank to significantly increase its allowance for loan losses, thereby negatively affecting Kentucky Enterprise Bank's financial condition and earnings.

         The following table sets forth an analysis of Kentucky Enterprise Bank's allowance for loan losses for the periods indicated. There were no recoveries on the loans charged off during the periods.

                                                                    Year Ended June 30,
                                                  -----------------------------------------------------------
                                                   1995        1994         1993         1992        1991
                                                  ------      ------       ------       ------      ------
Balance at beginning of period  . . . . . . .     $ 454,818   $ 393,318    $  133,318   $  38,500   $  75,000
                                                  ---------   ---------    ----------   ---------   ---------

Loans charged off:
  Real estate -- mortgage:
    Residential . . . . . . . . . . . . . . .            --       4,500            --          --      43,000
    Commercial  . . . . . . . . . . . . . . .            --          --            --      18,500       7,000
                                                  ---------   ---------    ----------   ---------   ---------
Total charge-offs . . . . . . . . . . . . . .            --       4,500            --      18,500      50,000
                                                  ---------   ---------    ----------   ---------   ---------

Provision for loan losses . . . . . . . . . .        35,000      66,000       260,000     113,318      13,500
                                                  ---------   ---------    ----------   ---------   ---------
Balance at end of period  . . . . . . . . . .     $ 489,818   $ 454,818    $  393,318   $ 133,318   $  38,500
                                                  =========   =========    ==========   =========   =========

Ratio of net charge-offs to average
  loans outstanding during the period . . . .         --   %      *             --   %        .01%        .03%
                                                  =========   =========    ==========   =========   =========


____________________

(*)      Not meaningful.


         For a discussion of Kentucky Enterprise Bank's provision for loan losses during fiscal year 1995, see "KENTUCKY ENTERPRISE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Comparison of Operating Results for the Years Ended June 30, 1995 and 1994."





          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

         The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                                   June 30,
                                   ------------------------------------------------------------------------

                                             1995                   1994                      1993
                                   ---------------------   ---------------------      ---------------------


                                               Percent                 Percent                    Percent
                                               of Loans                of Loans                   of Loans
                                              in Category             in Category                in Category
                                               to Total                to Total                   to Total
                                   Amount       Loans      Amount       Loans         Amount       Loans
                                   ------     ----------   ------     ----------      ------     ----------
Real estate - mortgage:
  Residential . . . . . . . . .    $406,000    89.45%    $ 380,000      89.11%      $ 321,000     89.66%
  Commercial  . . . . . . . . .      50,000     1.64        30,000       1.59          28,500      2.08
Real estate - construction  . .          --     3.43            --       3.33              --      2.05
Consumer  . . . . . . . . . . .      33,818     5.48        44,818       5.97          43,818      6.21
                                   --------  -------     ---------     ------       ---------    ------
     Total allowance for
       loan losses  . . . . . .    $489,818   100.00%    $ 454,818     100.00%      $ 393,318    100.00%
                                   ========   ======     =========     ======       =========    ======

                                                             June 30,
                                        --------------------------------------------------
                                                1992                       1991
                                        -----------------------    -----------------------
                                                      Percent                  Percent
                                                      of Loans                 of Loans
                                                    in Category               in Category
                                                     to Total                 to Total
                                        Amount         Loans       Amount       Loans
                                        ------      -----------    --------  -----------
Real estate - mortgage:
  Residential . . . . . . . . .         $ 89,200      89.03%     $  20,000      92.04%
  Commercial  . . . . . . . . .           28,500       1.88         18,500       2.09
Real estate - construction  . .               --       3.12              --      1.15
Consumer  . . . . . . . . . . .           15,618       5.97             --       4.72
                                        --------     ------      ----------    ------
     Total allowance for
       loan losses  . . . . . .         $133,318     100.00%     $  38,500     100.00%
                                        ========     ======      =========     ======

INVESTMENT ACTIVITIES

         Kentucky Enterprise maintains a securities portfolio as a result of the net proceeds it retained from Kentucky Enterprise Bank's stock conversion. Currently, Kentucky Enterprise's securities portfolio consists of cash, federal funds sold and U.S. government issues with stated maturities of five years or less. The portfolio is invested primarily in U.S. government securities in order for Kentucky Enterprise to qualify to exempt individual shareholders of Kentucky Enterprise's common stock from ad valorem taxation by the State of Kentucky.

         The securities portfolio of Kentucky Enterprise, which is available for all corporate purposes, is classified in accordance with Financial Accounting Standards Board Statement (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as available for sale and is carried at market value.

         Kentucky Enterprise Bank is permitted under federal and state law to make certain investments, including investments in securities issued by various federal agencies and state and municipal governments, deposits at the Federal Home Loan Bank ("FHLB") of Cincinnati, certificates of deposit in federally insured institutions, certain bankers' acceptances and federal funds. It may also invest, subject to certain limitations, in commercial paper having one of the two highest investment ratings of a nationally recognized credit rating agency, and certain other types of corporate debt securities and mutual funds.

         Federal regulations require Kentucky Enterprise Bank to maintain an investment in FHLB stock and a minimum amount of liquid assets which may be invested in cash and specified securities. From time to time, the OTS adjusts the percentage of liquid assets which savings and loan associations are required to maintain.

         Kentucky Enterprise Bank purchases securities pursuant to guidelines established by and under the supervision of Kentucky Enterprise Bank's Investment Committee pursuant to OTS Thrift Bulletin 52. The stated objective of the investment guidelines is to obtain the highest possible yield while maintaining safety of principal and liquidity. To this end, the guidelines give priority to the preservation of assets while maintaining flexibility through diversification of investments. Kentucky Enterprise Bank's liquidity portfolio may consist of certain securities with maturity limits ranging up to five years, including investments in U.S. government and federal agency obligations, municipal obligations, commercial paper, mutual funds, federal funds, and certificates of deposit. Kentucky Enterprise Bank's investment policy limits investments in commercial paper to securities in one of the four highest categories. Currently, Kentucky Enterprise Bank's portfolio consists of cash, federal funds sold, U.S. government issues, federal agency issues, FHLB of Cincinnati overnight funds and FHLB stock. Kentucky Enterprise Bank's securities portfolio has decreased as funds from maturing securities have been used to fund increased mortgage lending and deposit withdrawals. Kentucky Enterprise Bank purchased securities with longer terms in fiscal year 1995 in order to obtain higher yields. The securities purchased have maturities ranging from two years and five months to four years and one month at June 30, 1995. Although recent purchases have been for longer terms, at June 30, 1995, the weighted average maturity of Kentucky Enterprise Bank's securities portfolio was approximately one year.

         Recent purchases of securities by Kentucky Enterprise Bank, par amount of $5,000,000, have been classified in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as available for sale and are carried at fair value. The remainder of Kentucky Enterprise Bank's securities is classified as held to maturity and is carried at amortized cost.

         Kentucky Enterprise Bank is required to maintain average daily balances of liquid assets (cash, deposits maintained pursuant to Federal Reserve Board requirements, time and savings deposits in certain institutions, obligations of state and political subdivisions thereof, shares in mutual funds with certain restricted investment policies, highly rated corporate debt, and mortgage loans and mortgage-backed securities with less than one year to maturity or subject to repurchase within one year) equal to a monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. Savings associations are also required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of their net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements. The average liquidity and short-term liquidity ratios of Kentucky Enterprise Bank for the month of June 1995 were 19.6% and 16.2%, respectively. Kentucky Enterprise Bank's relatively high liquidity ratios are a result of management's asset/liability management strategies. See "KENTUCKY ENTERPRISE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Asset/Liability Management."

         The following table sets forth the carrying value of Kentucky Enterprise's securities portfolio and other liquid assets at the dates indicated.

                                                                           Year Ended June 30,
                                                              -------------------------------------------------
                                                               1995               1994              1993
                                                              ------             ------            ------
                                                                                (In thousands)
  U.S. government and agency securities . . . . . . . . . .   $  44,054          $  61,451         $  38,854
  Federal funds sold  . . . . . . . . . . . . . . . . . . .       2,000              7,000             4,000
  Interest-earning deposits and certificates of deposit . .       3,831              2,770             5,027
  FHLB stock  . . . . . . . . . . . . . . . . . . . . . . .       3,542              3,324             3,167
                                                              ---------          ---------         ---------
     Total  . . . . . . . . . . . . . . . . . . . . . . . .   $  53,427          $  74,545         $  51,048
                                                              =========          =========         =========



         The following table sets forth the scheduled maturities, carrying values, market values and average yields for Kentucky Enterprise's securities portfolio and other liquid assets at June 30, 1995 excluding FHLB stock.


                              One Year or Less      One to Five Years        Total Investment Portfolio
                             ------------------    -------------------    --------------------------------
                             Carrying  Average     Carrying    Average    Carrying    Market     Average
                              Value     Yield       Value       Yield      Value      Value       Yield
                             -------   -------     -------     -------    -------     -----      -------
                                                        (Dollars in thousands)
U.S. government and
  agency securities:
  Available for sale  . .    $ 1,493    5.19%      $ 15,034    6.43%       $16,527    $16,527     6.31%
  Held to maturity  . . .     26,027    4.09          1,500    7.02         27,527     27,396     4.25
Federal funds sold  . . .      2,000    5.75             --      --          2,000      2,000     5.75
Interest-earning deposits
  and certificates of
  deposit . . . . . . . .      3,831    5.65             --      --          3,831      3,831     5.65
                             -------               --------                -------    -------
     Total  . . . . . . .    $33,351    4.42       $ 16,534    6.48        $49,885    $49,754     5.10
                             =======               ========                =======    =======


DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

         GENERAL. Deposits are the primary source of Kentucky Enterprise Bank's funds for lending, investment activities and general operations. In addition to deposits, Kentucky Enterprise derives funds from loan principal and interest repayments, maturities of investment securities and interest payments thereon. Although loan repayments are a relatively stable source of funds, deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds, or on a longer term basis for general operational purposes.

         DEPOSITS. Kentucky Enterprise Bank attracts deposits principally from within its primary market area by offering a variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, retirement savings plans, and certificates of deposit which range in maturity from seven days to five years.

         Kentucky Enterprise Bank competes for deposits with other institutions in its market areas by offering deposit instruments that are competitively priced and by providing customer service through convenient and attractive offices, knowledgeable and efficient staff and hours of service that meet customers' needs. Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit and the interest rate. Maturities, terms, service fees and withdrawal penalties for deposit accounts are established by Kentucky Enterprise Bank on a periodic basis. Kentucky Enterprise generally reviews its deposit mix and pricing on a weekly basis, and has the ability to change rates daily. In determining the characteristics of its deposit accounts, Kentucky Enterprise considers the rates offered by competing institutions, funds acquisition and liquidity requirements, growth goals, and federal regulations. Kentucky Enterprise Bank does not accept brokered deposits and does not bid for public unit accounts.

         Kentucky Enterprise Bank has in the past used premium programs to attract long term deposits. Management currently has no plans to offer such programs in the near future.

         Kentucky Enterprise has a substantial IRA deposit base of $45.0 million, or 19.8% of total deposits, at June 30, 1995. Management attributes Kentucky Enterprise's success in attracting IRA deposits to Kentucky Enterprise Bank's reputation and to the popularity of this type of deposit product in Kentucky Enterprise Bank's market areas. Kentucky Enterprise Bank does not seek to attract IRA deposits by rate. Management believes that IRA deposits provide a valuable source of relatively stable long term funds which are helpful in Kentucky Enterprise Bank's asset/liability management.

         Savings deposits in Kentucky Enterprise Bank at June 30, 1995 were represented by the various types of savings programs described below.

Interest      Minimum                                                  Minimum                     Percentage of
Rate (1)        Term                    Category                       Amount      Balances        Total Savings
--------      -------                   --------                       ------      --------        -------------
                                                                                    (Dollars in thousands)
 --%          None                Demand Accounts                      $     50    $        60        0.03%
 --           None                Christmas Club accounts                     5            318        0.14
2.50          None                Passbook savings accounts                  50         35,883       15.79
2.25          None                NOW accounts                               50         21,857        9.62
2.50          None                Variable Rate Money Market Accounts     1,000         15,950        7.02

                                  Certificates of Deposit
                                  -----------------------

3.27          3 months            Fixed Term, Fixed Rate                    500          1,116        0.49
              or less
5.11          3-6 months          Fixed Term, Fixed Rate                    500         10,175        4.48
5.70          6-12 months         Fixed Term, Fixed Rate                    500         23,160       10.19
5.42          6-12 months         Fixed Term, Variable Rate                 500            716        0.32
5.69          1-2 years           Fixed Term, Fixed Rate                    500         43,295       19.05
4.72          1-2 years           IRA Fixed Term, Fixed Rate                500          9,062        3.99
6.13          1-2 years           IRA Fixed Term, Variable Rate             500         22,559        9.92
5.07          2-3 years           Fixed Term, Fixed Rate                    500         11,607        5.10
6.27          3-5 years           Fixed Term, Fixed Rate                    500         14,107        6.20
5.60          3-5 years           IRA Fixed Term, Fixed Rate                500         13,380        5.89
7.15          Over 5 years        Fixed Term, Fixed Rate                    500          3,694        1.63
                                                                                   -----------    --------
                                                                                       152,871       67.26

                                  Accrued Interest on Deposits                             329        0.14
                                                                                   -----------    --------
                                                                                   $   227,268      100.00%
                                                                                   ===========      ======
____________________

(1)      Represents weighted average interest rate.

         The following tables set forth the average balances and interest rates based on month-end balances for interest-bearing demand deposits and time deposits as of the dates indicated.


                                                    Year Ended June 30,
                             --------------------------------------------------------------------
                                     1995                  1994                     1993
                             --------------------  --------------------   -----------------------
                             Interest-             Interest-              Interest-
                             Bearing               Bearing                Bearing
                              Demand      Time      Demand     Time        Demand     Time
                             Deposits   Deposits   Deposits   Deposits    Deposits   Deposits
                             --------   --------   --------   --------    --------   --------
                                                   (Dollars in thousands)
Average balance . . . . .    $77,925    $151,151   $88,845    $153,949    $88,466    $166,570
Average rate  . . . . . .       2.33%       5.24%     2.57%       4.73%      2.91%       5.23%





          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

         The following table sets forth the change in dollar amount of deposits in the various types of accounts offered by Kentucky Enterprise Bank between the dates indicated.

                                      Balance at             Balance at                           Balance at
                                       June 30,     % of      June 30,      % of      Increase     June 30,     % of      Increase
                                         1993     Deposits      1994      Deposits   (Decrease)      1995     Deposits   (Decrease)
                                      --------    --------    --------    --------   ----------   ----------  --------   ----------
                                                                          (Dollars in thousands)
Non-interest bearing accounts:
  Demand accounts . . . . . . . . .   $     33       0.01%    $     44        .02%    $     11      $     60      0.03%        $16
  Christmas club accounts . . . . .        394       0.16          335        .14          (59)          318      0.14         (17)
Interest bearing accounts:
  Passbook savings  . . . . . . . .     43,383      17.45       42,644      18.24         (739)       35,883     15.79      (6,761)
  NOW accounts  . . . . . . . . . .     20,492       8.24       22,854       9.79        2,362        21,857      9.62        (997)
  Variable rate money market
     accounts . . . . . . . . . . .     23,365       9.41       19,621       8.39       (3,744)       15,950      7.02      (3,671)
                                      --------    -------     --------     ------     --------      --------   -------     -------
                                        87,667      35.27       85,498      36.58       (2,169)       74,068     32.60     (11,430)
Certificates of Deposit:
  Three months or less  . . . . . .      1,540       0.62        1,587        .68           47         1,116      0.49        (471)
  Over three months to six months .     19,162       7.71       14,488       6.20       (4,674)       10,175      4.48      (4,313)
  Over six months to one year . . .     27,389      11.02       23,880      10.21       (3,509)       23,876     10.51          (4)
  Over one year to two years  . . .     24,971      10.05       29,733      12.72        4,762        43,295     19.05      13,562
  Over one year to two years - IRA      30,474      12.26       26,531      11.35       (3,943)       31,621     13.91       5,090
  Over two years to three years . .     17,195       6.92       14,979       6.41       (2,216)       11,607      5.10      (3,372)
  Over three to five years  . . . .     13,785       5.54       14,605       6.25          820        14,107      6.20        (498)
  Over three to five years - IRA  .     20,451       8.23       18,361       7.85       (2,090)       13,380      5.89      (4,981)
  Over five years . . . . . . . . .      5,660       2.27        3,898       1.67       (1,762)        3,694      1.63        (204)
                                      --------    -------     --------     ------     --------      --------    ------     -------
                                       160,627      64.62      148,062      63.34      (12,565)      152,871     67.26       4,809

Accrued interest on deposits  . . .        262       0.11          195        .08          (67)          329      0.14         134
                                      --------    -------     --------     ------     --------      --------    ------     -------
     Total deposits . . . . . . . .   $248,556     100.00%    $233,755     100.00%    $(14,801)     $227,268    100.00%    $(6,487)
                                      ========     ======     ========     ======     ========      ========    ======     =======

         For information regarding deposit outflows during fiscal year 1995, see "KENTUCKY ENTERPRISE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Financial Condition".

         The following table sets forth the time deposits in Kentucky Enterprise Bank classified by rates as of the dates indicated.

                                                                    At June 30,
                                              --------------------------------------------
                                               1995               1994               1993
                                              ------             ------             ------
                                                               (In thousands)
         2 - 3.99%  . . . . . . . . . .    $      8,592       $     43,658       $    45,413
         4 - 5.99%  . . . . . . . . . .          70,567             87,053            78,967
         6 - 7.99%  . . . . . . . . . .          70,945             10,604            21,703
         8 - 9.99%  . . . . . . . . . .           2,767              6,747            14,544
                                           ------------       ------------       -----------
                                           $    152,871       $    148,062       $   160,627
                                           ============       ============       ===========


         The following table sets forth the amount and remaining maturities of time deposits in specified weighted average interest rate categories at June 30, 1995.

                                                               Amount Due
                                 -------------------------------------------------------------------
                                 Less Than                                      After
     Rate                        One Year       1-2 Years       2-3 Years       3 Years        Total
     ----                        --------       ---------       ---------       -------        -----
                                                              (In thousands)
     2 -  3.99%   . . . . . .   $   8,592       $       --    $        --     $      --       $    8,592
     4 -  5.99%   . . . . . .      54,234            9,437          4,068         2,828           70,567
     6 -  7.99%   . . . . . .      40,226           19,433          7,609         3,677           70,945
     8 -  9.99%   . . . . . .       1,759              209             28           771            2,767
                                ---------       ----------    -----------     ---------       ----------
                              $   104,811       $   29,079    $    11,705     $   7,276       $  152,871
                              ===========       ==========    ===========     =========       ==========


         The following table indicates the amount of Kentucky Enterprise Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 1995.

                                                                         Certificates
              Maturity Period                                             of Deposit
              ---------------                                           --------------
                                                                        (In thousands)
              Three months or less  . . . . . . . . . . . . . . . .     $         130
              Three through six months  . . . . . . . . . . . . . .             1,059
              Six through 12 months   . . . . . . . . . . . . . . .               567
              Over 12 months  . . . . . . . . . . . . . . . . . . .               876
                                                                        -------------
                       Total  . . . . . . . . . . . . . . . . . . .     $       2,632
                                                                        =============


         The following table shows activity in deposit accounts for the periods indicated.

                                                                              Year Ended June 30,
                                                               ------------------------------------------
                                                                1995               1994             1993
                                                               ------             ------           ------
                                                                                  (In thousands)
Deposits  . . . . . . . . . . . . . . . . . . . . . . . . .   $  297,883        $ 383,907        $  273,889
Withdrawals . . . . . . . . . . . . . . . . . . . . . . . .      312,519          406,505           296,547
                                                              ----------        ---------        ----------
  Net decrease before interest credited . . . . . . . . . .      (14,636)         (22,598)          (22,658)
Interest credited . . . . . . . . . . . . . . . . . . . . .        8,149            7,797             9,450
                                                              ----------        ---------        ----------
                                                              $   (6,487)       $ (14,801)       $  (13,208)
                                                              ==========        =========        ==========

         BORROWINGS. Kentucky Enterprise has not generally utilized borrowings as a source of funds due to its high liquidity, except for Kentucky Enterprise Bank's participation in the FHLB of Cincinnati's Affordable Housing Program. Advances from the FHLB of Cincinnati are available, however, to supplement Kentucky Enterprise Bank's supply of lendable funds and to meet deposit withdrawal requirements. Kentucky Enterprise Bank currently has an outstanding commitment for a Cash Management Advance in the amount of $13.0 million from the FHLB of Cincinnati which expires February 3, 1996. To date, no funds have been borrowed against the commitment which was obtained at no cost as a funding source in the event of unanticipated cash needs. The FHLB of Cincinnati acts as a central reserve bank providing credit for the savings associations within its jurisdiction and certain other member financial institutions. As a member, Kentucky Enterprise is required to own capital stock in the FHLB and is authorized to apply for advances secured by such stock and by certain of Kentucky Enterprise Bank's home mortgages and other assets (principally securities which are obligations of, or guaranteed by, the United States). Advances are made pursuant to several different programs, each of which has its own interest rate and range of maturity.

         At June 30, 1995, Kentucky Enterprise Bank had a $324,000 advance outstanding from the FHLB. This advance was made pursuant to the FHLB of Cincinnati's Affordable Housing Program, which is designed to assist lenders in creating affordable housing for low and moderate income households within the institutions' local communities. The advance matures in 2006 and bears a current interest rate of 7.5%.

PROPERTIES

         The following table presents property owned and leased by Kentucky Enterprise Bank. Kentucky Enterprise Bank owns all of its offices except as indicated.

                                                               Net Book Value
                                                  Year             as of            Approximate
                                                 Opened      June 30, 1995 (1)      Square Feet
                                                 ------      -----------------      -----------
MAIN OFFICE:
  800 Monmouth Street
  Newport, Kentucky  41071                        1922           $  321,394           32,600

BRANCH OFFICES:
Highland Heights Branch
  2801 Alexandria Pike
  Highland Heights, Kentucky  41076               1958           $  187,638            4,700

Alexandria Branch
  7953 Alexandria Pike
  Alexandria, Kentucky 41001                      1961           $  591,808            3,600

Hebron Branch
  3007 Limaburg Road
  Hebron, Kentucky  41018                         1975           $  139,248            2,400

Fort Thomas Branch (2)
  50 N. Ft. Thomas Avenue
  Ft. Thomas, Kentucky  41075                     1977           $  173,549            4,000

Newport Branch
  916 Monmouth Street
  Newport, Kentucky  41071                        1957           $   88,807            9,100

Ft. Thomas Branch
  Highland & Newman Avenue
  Ft. Thomas, Kentucky  41075                     1964           $   76,974            5,300

Newport Branch
  735 Monmouth Street
  Newport, Kentucky  41071                        1943           $   42,643            6,600

Falmouth Branch
  412 U.S. 27
  Falmouth, Kentucky  41040                       1980           $  187,681            2,300

Crescent Springs Branch
  626 Buttermilk Pike
  Crescent Springs, Kentucky  41017               1974           $  129,386            6,800

Elsmere Branch
  4501 Dixie Highway
  Elsmere, Kentucky  41018                        1960           $  120,363            3,700

____________________

(1) Represents the net book value of land, building, furniture, fixtures and equipment owned by Kentucky Enterprise Bank.
(2) The location at 50 N. Ft. Thomas Avenue, Ft. Thomas, Kentucky is built upon ground which is leased from Ft. Thomas Enterprises, Inc. Kentucky Enterprise built and owns the building on the leased ground. The initial date of the lease was January 1, 1977 and the initial expiration date was December 31, 1986. The lease grants Kentucky Enterprise the option to extend the lease for nine (9) ten (10) year renewal periods. This renewal is automatic unless 90 days notice is given of Kentucky Enterprise Bank's intention to cancel the lease. The annual rental is $6,600 per year payable monthly.


         Kentucky Enterprise also owns four parcels of real estate with single-family residences adjacent to two of its branch offices. Kentucky Enterprise Bank collects an aggregate of $20,800 in annual lease payments on these properties. Management has no plans regarding the future disposition or use of any of these properties.


LEGAL PROCEEDINGS

         From time to time, Kentucky Enterprise Bank is a party to various legal proceedings incident to its business. There are no material legal proceedings to which Kentucky Enterprise, Kentucky Enterprise Bank or its subsidiaries is currently a party or to which any of their property is subject.

REGULATION

         Kentucky Enterprise Bank, as a federally chartered stock savings association, is a member of the FHLB System and its deposits are insured by SAIF, which is administered by the FDIC. Kentucky Enterprise Bank is subject to extensive regulation by the OTS. Examinations of Kentucky Enterprise Bank are conducted by the OTS which has, in conjunction with the FDIC in certain situations, enforcement powers. In addition, federal savings associations must file reports with various governmental agencies, and may not enter into certain transactions unless certain regulatory tests are met or governmental approval is obtained. This supervision and regulation is intended primarily for the protection of depositors and federal deposit insurance funds. Kentucky Enterprise Bank is also subject to certain reserve requirements under regulations of the Federal Reserve Board.

         OTS regulations establish a schedule for the assessment of fees upon all savings associations to fund the operations of the OTS. The regulation also contains a schedule establishing fees for the various types of applications and filings made by savings associations with the OTS. The general assessment, to be paid on a semi-annual basis, is based upon the savings association's total assets, including consolidated subsidiaries, as reported in a recent quarterly thrift financial report. Effective January 1, 1993, the assessment rate ranged from .0172761% of assets for associations with $67 million in assets or less to .0045864% for associations with assets in excess of $35 billion.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") became effective December 19, 1991. Among other things, FDICIA requires that on-site examinations of Kentucky Enterprise Bank by the OTS occur at least once every 18 months (unless the FDIC has conducted a full-scope examination during the period in question) and, after 1993, under certain limited circumstances, once every 12 months. FDICIA also authorizes the FDIC to assess insured institutions for the cost of FDIC examinations and requires the OTS to assess federal associations for the costs of its examinations.

         FDICIA also requires the OTS and the other federal banking regulators to prescribe new standards relating to (a) internal controls, information systems and internal audit systems; (b) loan documentation; (c) credit underwriting; (d) asset growth; (e) interest rate exposure; and (f) compensation, fees and benefits. The compensation standards must prohibit as an unsafe and unsound practice any employment contract, compensation or benefit agreement, fee arrangement, perquisite, stock option plan, post-employment benefit or other compensatory arrangement that would provide any executive officer, employee, director or principal shareholder with excessive compensation, fees or benefits or that could lead to material financial loss to the institution, although such standards generally do not apply to well capitalized institutions. The OTS is also charged by FDICIA with prescribing standards for federally insured savings associations and their holding companies specifying (a) a maximum ratio of classified assets to capital; (b) minimum earnings sufficient to absorb losses without impairing capital; and (c) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of the association or its holding company. Such standards went into effect in December, 1993. The OTS, along with the other banking agencies with respect to similar standards they must establish, have sought comments from the industry on the substance of such standards. The impact of these standards on the operations of Kentucky Enterprise and Kentucky Enterprise Bank cannot be ascertained until the final standards are issued. In addition, legislation was recently adopted which limited compensation standards to situations involving safety or soundness concerns or enforcement proceedings.

         FDICIA also required the OTS and other federal banking agencies to develop jointly a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in financial statements or reports required to be filed with the federal banking agencies.

         FDICIA also included the Truth in Savings Act, which requires the Federal Reserve Board to establish regulations providing for clear and uniform disclosure of the rates, fees and terms of deposit accounts. The Federal Reserve Board has adopted regulations, which became effective June 21, 1993, requiring a specific disclosure before an account is opened, in regularly provided statements and in advertisements, announcements and solicitations initiated by a depository institution. The regulations prescribe detailed disclosure of deposit account yield information, minimum balance requirements and fee impact on the yield. The regulations also establish certain recordkeeping requirements.

         In addition, 18 months following the enactment of FDICIA, the OTS and other federal banking agencies were required to revise their risk-based capital standards to take adequate account of interest-rate risk, concentration of credit risk, and the risks of nontraditional activities and to reflect the actual performance and expected risk of multifamily mortgages.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         Holders of Kentucky Enterprise Common Stock are entitled to vote at the Annual Meeting. Shareholders of record as of the close of business on December 22, 1995 are entitled to one vote for each share of Kentucky Enterprise Common Stock then held. As of the Record Date, there were _____ shares of Kentucky Enterprise Common Stock issued and outstanding.

         Persons and groups owning in excess of 5% of Kentucky Enterprise Common Stock are required to file certain reports regarding such ownership pursuant to the Securities Exchange Act of 1934, as amended, with Kentucky Enterprise and the Commission. Based on such reports (and certain other written information received by Kentucky Enterprise), management knows of no persons other than those set forth below who owned more than five percent (5%) of the outstanding shares of Kentucky Enterprise Common Stock as of September 15, 1995. The following table sets forth, as of September 30, 1995, certain information as to those persons who were the beneficial owners of more than five percent (5%) of the outstanding shares of Kentucky Enterprise Common Stock, each of the executive officers named on the compensation table presented below under Executive Compensation and as to the shares of Kentucky Enterprise Common Stock beneficially owned by all executive officers and directors of Kentucky Enterprise as a group.

 Name                                            Shares of Common             Percent of
 ----                                        Stock Beneficially Owned          Class(2)
                                             at September 15, 1995(1)          --------
                                             -----------------------
 James T. White                                          163,697                  5.43%

 Michael P. Ballinger                                     53,413                  1.77

 Jerry J. Egan                                            54,240                  1.80

 David W. Taeuber                                         38,639                  1.28

 Kentucky Enterprise Bancorp, Inc.                       211,600                  7.02
 Employee Stock Ownership Plan

 All directors and executive officers                    601,394                 19.94
 of Kentucky Enterprise as a group (12
 persons)(1)

____________________

(1) Includes stock held in joint tenancy; stock owned as tenants in common; stock owned or held by a spouse or other member of the individual's household; stock allocated through an employee benefit plan of Kentucky Enterprise; stock in which the individual either has or shares voting and/or investment power; and stock subject to options exercisable within 60 days. Each person or relative of such person whose shares are included herein exercises sole (or shared with the spouse or other relative) voting and dispositive power as to the shares reported. Does not include shares with respect to which directors Egan, Fennell and Graves may have "voting power" by virtue of their positions as trustees of the trust holding 211,600 shares under Kentucky Enterprise's Employee Stock Ownership Plan (the "ESOP"). The ESOP trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. Unallocated shares and allocated shares for which no timely direction is received are voted by the ESOP trustees in proportion to the participant-directed voting of allocated shares. Does not include 156,625 shares beneficially owned by five directors of Kentucky Enterprise Bank who do not serve as directors of Kentucky Enterprise.

(2) In calculating the percentage of shares outstanding, the number of shares outstanding includes any shares of Kentucky Enterprise Common Stock which the person has the right to acquire within 60 days of September 15, 1995.


STOCK PERFORMANCE GRAPH


         The graph and table which follow show the cumulative total return on Kentucky Enterprise Common Stock since the date of the completion of Kentucky Enterprise's initial public offering, December 16, 1993, compared with the cumulative total return of the NASDAQ National Market Index for U.S. companies and the NASDAQ Bank

Index over the same period. Cumulative total return on the stock or the index equals the total increase in value since December 16, 1993 assuming reinvestment of all dividends paid into the stock or the index, respectively. The graph and table were prepared assuming that $100 was invested on December 16, 1993 in Kentucky Enterprise Common Stock and in the indexes.





                      CUMULATIVE TOTAL SHAREHOLDER RETURN
                 COMPARED WITH PERFORMANCE OF SELECTED INDEXES
                    December 16, 1993 through June 30, 1995
                            Cumulative Total Return

                                                   11/93            6/94             6/95
                                                   -----            ----             ----
Kentucky Enterprise                                100%             136%             127%
NASDAQ Stock Market - U.S.                         100              94               125
NASDAQ Bank                                        100              111              125





ADDITIONAL INFORMATION

         See "AVAILABLE INFORMATION", "KENTUCKY ENTERPRISE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS."

                  KENTUCKY ENTERPRISE MANAGEMENT'S DISCUSSION
                      AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



         Kentucky Enterprise was formed in August 1993 at the direction of Kentucky Enterprise Bank for the purpose of becoming a unitary savings and loan holding company for Kentucky Enterprise Bank as part of Kentucky Enterprise Bank's stock conversion. The principal business of Kentucky Enterprise Bank, and therefore Kentucky Enterprise, consists of accepting deposits from the general public through its branches and investing these funds in loans secured by single-family residential properties located in Kentucky Enterprise Bank's primary market area. Kentucky Enterprise Bank also maintains a substantial portfolio of investment securities and mortgage-backed securities and originates a limited amount of consumer loans. Although Kentucky Enterprise Bank has originated a limited amount of commercial real estate loans in the past, it is not currently actively seeking to originate such loans.

         Kentucky Enterprise Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan and securities portfolio and interest paid on interest-bearing liabilities. To a lesser extent, Kentucky Enterprise Bank's net income is also affected by the level of noninterest income, such as service charges, other fees and dividends on Federal Home Loan Bank stock. In addition, net income is affected by the level of operating expenses and the establishment of loan loss reserves.

         The operations of Kentucky Enterprise Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Kentucky Enterprise Bank's deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in Kentucky Enterprise Bank's market area.

ASSET/LIABILITY MANAGEMENT

         Net interest income, the primary component of Kentucky Enterprise's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. Kentucky Enterprise has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-sensitive assets and liabilities. In order to reduce its exposure to changes in interest rates, Kentucky Enterprise originates one-year, three-year, and five-year adjustable rate mortgages with rate adjustments indexed to the one-year, three-year and five-year Treasury Constant Maturity Indices and purchases adjustable rate mortgage-backed securities. In accordance with its interest rate risk policy, Kentucky Enterprise also originates fixed rate mortgage loans for retention in its portfolio and purchases fixed rate mortgage-backed securities. At June 30, 1995, Kentucky Enterprise held approximately $115.9 million in loans and mortgage-backed securities with adjustable interest rates, which represented approximately 52.5% of Kentucky Enterprise's total loan and mortgage-backed securities portfolio. In addition, Kentucky Enterprise reduces interest rate risk by maintaining a substantial portfolio of short term securities. At June 30, 1995, Kentucky Enterprise's securities portfolio and interest-bearing deposits in other banks totaled $49.9 million with $33.4 million, or 66.9% maturing within one year.

         Kentucky Enterprise maintains a significant portfolio of mortgage-backed securities guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") and the Government National Mortgage Association ("GNMA"). Mortgage- backed securities entitle Kentucky Enterprise to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present substantially lower credit risk by virtue of the guarantees that secure them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of Kentucky Enterprise. Kentucky Enterprise's mortgage-backed securities at June 30, 1995 totaled $68.9 million with $40.9 million, or 59.4%, having adjustable rates and $28.0 million, or 40.6% having fixed rates. In fiscal year 1995, Kentucky Enterprise purchased fixed rate mortgage-backed securities in order to increase asset yields. Management will closely monitor the impact of retaining fixed rate loans and purchasing fixed rate mortgage-backed securities on its asset/liability management strategy and the effect on net interest income in the short and long term, while considering Kentucky Enterprise's level of capital, Kentucky Enterprise's presence in the market, interest rate conditions and other factors.

         Kentucky Enterprise's portfolio of mortgage-backed securities includes mortgage-related securities such as collateralized mortgage obligations and real estate mortgage investment conduits (collectively, "CMO/REMICs"). At June 30, 1995, Kentucky Enterprise's investments in CMO/REMICs totalled $7.9 million, or 2.8% of total assets compared to $12.1 million or 4.3% of total assets at June 30, 1994. The decrease in CMO/REMICs is attributable to management's decision to discontinue purchases of CMO/REMICs in the year in lieu of other investment opportunities. All CMO/REMICs owned by Kentucky Enterprise are insured or guaranteed either directly or indirectly through mortgage-backed securities underlying the obligations by either the FNMA or FHLMC.

INTEREST RATE SENSITIVITY ANALYSIS AND NET PORTFOLIO VALUE

         In recent years, Kentucky Enterprise has measured its interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now requires the computation of amounts by which the net present value of an institution's cash flows from assets, liabilities and off balance sheet items (the institution's net portfolio value, or "NPV") would change in the event of a range of assumed changes in market interest rates.
The OTS also requires the computation of estimated changes in net interest income over a four-quarter period. These computations estimate the effect on an institution's NPV and net interest income of an instantaneous and permanent 1% to 4% increases and decreases in market interest rates. Kentucky Enterprise Bank's Board of Directors has established maximum acceptable decreases of 45% and 100% in net interest income and 50% and 90% in NPV given a 2% and 4% instantaneous and permanent change in interest rates. At June 30, 1995, the actual decreases in net interest income were approximately 5.0% and 7.5% and the decreases in NPV were 19.0% and 42.5% given a 2% and 4% instantaneous and permanent change in interest rates which were well below the maximum acceptable decreases established by the Board of Directors.

         The following table sets forth the interest rate sensitivity of Kentucky Enterprise's net interest income and the net portfolio value as of June 30, 1995 in the event of 1%, 2%, 3% and 4% instantaneous and permanent increases and decreases in market interest rates, respectively.

                                         Net Interest Income                               Net Portfolio Value
                          ---------------------------------------------        ---------------------------------
          Change          Estimated     $ Change      % Change    Estimated    $ Change      % Change
         in Rates           Value       From Base     From Base     Value      From Base     From Base
         --------         ---------     ---------     ---------   ---------    ---------     ---------
                                                       (Dollars in thousands)
         +400 bp          $  8,643      $   (454)       (5.0)%    $ 27,677     $ (20,443)     (42.5)%
         +300 bp             9,000           (97)       (1.1)       33,346       (14,774)     (30.7)
         +200 bp             9,309           212         2.3        38,973        (9,147)     (19.0)
         +100 bp             9,254           157         1.7        43,840        (4,280)      (8.9)
            0 bp             9,097             0         0.0        48,120             0        0.0
         -100 bp             8,890          (207)       (2.3)       51,299         3,179        6.6
         -200 bp             8,640          (457)       (5.0)       53,206         5,086       10.6
         -300 bp             8,504          (593)       (6.5)       55,305         7,185       14.9
         -400 bp             8,414          (683)       (7.5)       58,454        10,334       21.5

         The preceding table was prepared utilizing certain assumptions regarding prepayment and decay rates provided by a private data processing and research firm. The actual interest rate sensitivity of Kentucky Enterprise's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors.

         The following table summarizes the assumptions used to calculate Kentucky Enterprise's interest rate sensitivity at June 30, 1995.

PREPAYMENT RATES

                                                             Change in Rates
                             -------------------------------------------------------------------------------
                                    -400 b.p.    -200 b.p.         Base      +200 b.p.     +400 b.p.
                                    ---------    ---------         ----      ---------     ---------
Adjustable Rate Mortgages:
  Current Index   . . . . . . . . .    33.0%         27.5%        20.5%        15.2%           11.5%
  Lagging Index   . . . . . . . . .    26.3          20.0         12.8          9.5             8.5
Fixed Rate Mortgages:
  Short Maturities (five  . . . . .    29.8          23.3         14.8          4.5             4.0
     years or less)
  Maturities greater than 5 years
     Under 8% . . . . . . . . . . .    23.7          16.9          8.4          4.0             3.0
     8.01-9%  . . . . . . . . . . .    30.4          23.4         14.4          4.8             3.0
     9.01-10% . . . . . . . . . . .    40.6          33.6         24.6          6.0             3.5
     10.01-11%  . . . . . . . . . .    36.7          30.9         21.2          6.8             3.8
     11.01-12%  . . . . . . . . . .    32.9          27.9         21.4          8.9             4.3
     12.01-14%  . . . . . . . . . .    29.9          25.9         20.9          9.2             4.0
     14%> . . . . . . . . . . . . .    29.4          25.4         20.4          8.4             4.0
Other Loans
  Second Mortgages  . . . . . . . .    11.5           8.5          6.0          5.5             4.5
  Non-Residential Mortgages   . . .    10.5           7.5          6.5          5.5             4.5
  Consumer Loans  . . . . . . . . .    11.0           8.0          7.0          6.0             5.0



DEPOSIT DECAY RATES

                                                             Change in Rates
                             -------------------------------------------------------------------------------
                                    -400 b.p.    -200 b.p.         Base      +200 b.p.     +400 b.p.
                                    ---------    ---------         ----      ---------     ---------
Under 3 months  . . . . . . . . . .    12.5%         10.0%         5.0%         7.5%           12.5%
3-6 months  . . . . . . . . . . . .    12.5          10.0          5.0          7.5            12.5
7-12 months . . . . . . . . . . . .    30.0          20.0         10.0         15.0            25.0
13-36 months  . . . . . . . . . . .    52.5          52.5         52.5         50.0            50.0
Over 36 months  . . . . . . . . . .   100.0         100.0        100.0        100.0           100.0


         Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and net interest income. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable rate loans in Kentucky Enterprise's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

         The retention of adjustable-rate mortgage loans in Kentucky Enterprise's portfolio helps reduce Kentucky Enterprise's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of repricing of adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower.

AVERAGE BALANCE, INTEREST AND AVERAGE YIELDS AND RATES

         The following table sets forth certain information relating to Kentucky Enterprise's average interest-earning assets and interest- bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated. During the periods indicated, nonaccruing loans are included in the net loan category.

         The table also presents information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of its interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.





          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

                                                                      Year Ended June 30,
                                                ------------------------------------------------------------------------
                                                             1995                                   1994
                                                -------------------------------        ---------------------------------
                                                                         Average                                  Average
                                                Average                  Yield/        Average                    Yield/
                                                Balance     Interest      Cost         Balance       Interest      Cost
                                                -------     --------     ------        -------       --------     ------
                                                                     (Dollars in thousands)
Interest-earning assets:
  Loans receivable  . . . . . . . . . . . .     $ 141,369   $   10,804     7.64%       $  123,605    $   9,611     7.77%
  Securities available for sale . . . . . .        11,523          684     5.94             5,799          196     3.38
  Securities held to maturity . . . . . . .        42,711        1,921     4.50            58,859        2,709     4.60
  Mortgage-backed securities  . . . . . . .        73,295        4,500     6.14            75,166        3,524     4.68
  Interest-bearing deposits in other banks.         5,608          195     3.48            12,469          305     2.44
                                                ---------   ----------                 ----------    ---------
    Total interest-earning assets . . . . .       274,506       18,104     6.60           275,898       16,345     5.92
                                                            ----------                               ---------
Noninterest-earning assets  . . . . . . . .         6,525                                   6,929
                                                ---------                              ----------
    Total assets  . . . . . . . . . . . . .     $ 281,031                              $  282,827
                                                =========                              ==========
Interest-bearing liabilities:
  Deposits
    Passbook and statement savings  . . . .        38,310          943     2.46        $   44,781    $   1,216     2.72
    Super money fund accounts . . . . . . .        17,483          398     2.28            21,364          485     2.27
    NOW accounts  . . . . . . . . . . . . .        22,129          478     2.16            22,700          557     2.45
    Certificates  . . . . . . . . . . . . .       151,151        7,925     5.24           153,949        7,277     4.73
                                                ---------   ----------                 ----------    ---------
      Total interest-bearing deposits . . .       229,073        9,744     4.25           242,794        9,535     3.93
    Borrowings  . . . . . . . . . . . . . .           329           25     7.60               356           27     7.58
                                                ---------   ----------                 ----------    ---------
      Total interest-bearing liabilities. .       229,402        9,769     4.26           243,150        9,562     3.93
                                                            ----------                               ---------
Noninterest-bearing liabilities . . . . . .         3,776                                   3,318
                                                ---------                              ----------
    Total liabilities . . . . . . . . . . .       233,178                                 246,468
Stockholders' equity  . . . . . . . . . . .        47,853                                  36,359
                                                ---------                              ----------
    Total liabilities and
      stockholders' equity  . . . . . . . .     $ 281,031                              $  282,827
                                                =========                              ==========
Net interest income . . . . . . . . . . . .                 $    8,335                               $   6,783
                                                            ==========                               =========
Interest rate spread  . . . . . . . . . . .                                2.34%                                   1.99%
                                                                         ======                                  ======
Net yield on interest-earning assets . . .                                 3.04%                                   2.46%
                                                                         ======                                  ======
Ratio of average interest-earning assets
  to average interest-bearing liabilities                                119.66%                                 113.47%
                                                                         ======                                  ======
                                                        Year Ended June 30,
                                                -----------------------------------
                                                               1993
                                                -----------------------------------
                                                                           Average
                                                  Average                  Yield/
                                                  Balance      Interest     Cost
                                                 --------      --------   --------
                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable  . . . . . . . . . . . .     $  137,417     $11,560      8.41%
  Securities available for sale . . . . . .             --          --        --
  Securities held to maturity . . . . . . .         43,107       2,807      6.51
  Mortgage-backed securities  . . . . . . .         81,426       4,476      5.50
  Interest-bearing deposits in other banks.         10,644         232      2.18
                                                ----------     -------    ------
    Total interest-earning assets . . . . .        272,594      19,075      7.00
                                                               -------
Noninterest-earning assets  . . . . . . . .          7,110
                                                ----------
    Total assets  . . . . . . . . . . . . .     $  279,704
                                                ==========
Interest-bearing liabilities:
  Deposits
    Passbook and statement savings  . . . .     $   42,229      $1,269      3.00
    Super money fund accounts . . . . . . .         25,240         765      3.03
    NOW accounts  . . . . . . . . . . . . .         20,997         532      2.53
    Certificates  . . . . . . . . . . . . .        166,570       8,674      5.21
                                                ----------      ------    ------
      Total interest-bearing deposits . . .        255,036      11,240      4.41
    Borrowings  . . . . . . . . . . . . . .            382          28      7.54
                                                ----------      ------    ------
      Total interest-bearing liabilities  .        255,418      11,268      4.41
Noninterest-bearing liabilities . . . . . .          3,159
                                                ----------
    Total liabilities . . . . . . . . . . .        258,577
Stockholders' equity  . . . . . . . . . . .         21,127
                                                ----------
    Total liabilities and
      stockholders' equity  . . . . . . . .     $  279,704
                                                ==========

Net interest income . . . . . . . . . . . .                     $7,807
                                                                ======
Interest rate spread  . . . . . . . . . . .                                 2.59%
                                                                          ======
Net yield on interest-earning assets  . . .                                 2.86%
                                                                          ======
Ratio of average interest-earning assets
  to average interest-bearing liabilities                                 106.72%
                                                                          ======

RATE/VOLUME ANALYSIS

         The following table allocates the period-to-period changes in Kentucky Enterprise's various categories of interest income and expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes due to (i) changes in volume (calculated by multiplying the change in average volume by the prior year's rate), (ii) changes in rate (changes in rate multiplied by prior year's volume), and (iii) changes in rate-volume (changes in rate multiplied by changes in volume).

                                                            Year Ended June 30,
                                             -----------------------------------------------
                                                     1995          vs.           1994
                                             -----------------------------------------------
                                                            Increase (Decrease)
                                                                 Due to
                                             -----------------------------------------------
                                                                         Rate/
                                             Volume        Rate          Volume        Total
                                             ------        ----          ------        -----
                                                              (In thousands)

Interest Income:
  Loan portfolio  . . . . . . . . . . . .    $  1,380      $   (161)     $    (23)     $  1,196
  Mortgage-backed securities  . . . . . .         (88)        1,090           (27)          975
  Securities held to maturity and available
   for sale . . . . . . . . . . . . . . .        (470)          200           (33)         (303)
  Other interest-earning assets . . . . .        (169)          135           (75)         (109)
                                             --------      --------      --------      --------
    Total interest-earning assets . . . .         653         1,264          (158)        1,759

Interest expense:
  Savings deposits  . . . . . . . . . . .        (538)          792           (45)          209
  Borrowings and FHLB advances  . . . . .          (2)           --            --            (2)
                                             --------      --------      --------      --------
    Total interest-bearing liabilities  .        (540)          792           (45)          207
Change in net interest income . . . . . .    $  1,193      $    472      $   (113)     $  1,552
                                             ========      ========      ========      ========

                                                            Year Ended June 30,
                                             -----------------------------------------------
                                                     1994          vs.           1993
                                             -----------------------------------------------
                                                            Increase (Decrease)
                                                                 Due to
                                             -----------------------------------------------
                                                                         Rate/
                                             Volume        Rate          Volume        Total
                                             ------        ----          ------        -----
                                                              (In thousands)
Interest Income:
  Loan portfolio  . . . . . . . . . . . .    $ (1,162)     $   (879)    $      88     $ (1,953)
  Mortgage-backed securities  . . . . . .        (344)         (659)           51         (952)
  Securities held to maturity and available
   for sale . . . . . . . . . . . . . . .       1,403          (867)         (433)         103
  Other interest-earning assets . . . . .          40            28             4           72
                                             --------      --------     ---------     --------
    Total interest-earning assets . . . .         (63)       (2,377)         (290)      (2,730)

Interest expense:
  Savings deposits  . . . . . . . . . . .        (540)       (1,224)           59       (1,705)
  Borrowings and FHLB advances  . . . . .          (2)           --            --           (2)
                                             ---------     --------     ----------    ---------
    Total interest-bearing liabilities  .        (542)       (1,224)           59       (1,707)
                                             --------      --------     ---------     --------
Change in net interest income . . . . . .    $    479      $ (1,153)    $    (349)    $ (1,023)
                                             ========      ========     =========     ========

FINANCIAL CONDITION

         Total assets of Kentucky Enterprise decreased $3.8 million, or 1.4%, to $280.4 million at June 30, 1995 from $284.2 million at June 30, 1994. The decrease in assets was primarily due to the decrease in cash, interest-bearing deposits in other banks, and securities held to maturity resulting from a decrease in savings deposits.

         The composition of Kentucky Enterprise's assets has been affected by Kentucky Enterprise's asset allocation strategies which have emphasized more competitive pricing to originate mortgage loans for retention in portfolio. Additionally, there has been increased investment in longer term, higher yielding securities available for sale and fixed rate mortgage-backed securities.

         Securities available for sale increased $5.8 million, or 54.1%, to $16.5 million at June 30, 1995 from $10.7 million at June 30, 1994 as a result of classifying recent purchases of longer term securities as available for sale in accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." It is anticipated that all future purchases of investment securities will be classified as available for sale.

         Securities held to maturity decreased $23.2 million, or 45.7%, to $27.5 million at June 30, 1995 from $50.7 million at June 30, 1994 due primarily to using the proceeds from maturing securities to help fund the increase in loans receivable and a decrease in savings deposits.

         Mortgage-backed securities decreased $5.3 million, or 7.1%, to $68.9 million at June 30, 1995 from $74.2 million at June 30, 1994. The decrease was due to the receipt of principal repayments of $12.6 million compared to purchases of mortgage-backed securities in the amount of $7.0 million. All mortgage-backed securities purchased had fixed rates in order to improve asset yields. Principal repayments in excess of purchases were used to help fund the increase in loans receivable.

         Loans receivable increased $23.2 million, or 18.1%, to $151.7 million at June 30, 1995 from $128.5 million at June 30, 1994. The increase was primarily due to increased loan originations as a result of more competitive pricing and decreased repayments of mortgage loans due to a decrease in refinancing activity in the current interest rate environment.

         Loan originations increased $5.8 million, or 14.6%, to $45.5 million for the year ended June 30, 1995 from $39.7 million for the year ended June 30, 1994.

         Deposits decreased $6.5 million, or 2.8%, to $227.3 million at June 30, 1995 from $233.8 million at June 30, 1994. For the year ended June 30, 1995, $8.1 million of interest was credited to deposit accounts as withdrawals exceeded deposits by $14.6 million. Withdrawals occurred primarily in Kentucky Enterprise's passbook savings accounts, NOW accounts, and money market deposit accounts due to Kentucky Enterprise paying somewhat lower rates relative to competitive market rates available on short term accounts in Kentucky Enterprise's market area.


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1995 AND 1994

         NET INCOME. Net income increased $416,000, or 47.1%, to $1.3 million for the year ended June 30, 1995 from $884,000 for the year ended June 30, 1994. The increase was primarily due to an increase in net interest income of $1.6 million offset by an increase of $890,000 in noninterest expense and an increase of $295,000 in income tax expense.

         NET INTEREST INCOME. Net interest income increased $1.6 million, or 22.9%, to $8.3 million for the year ended June 30, 1995 from $6.8 million for the year ended June 30, 1994. The increase was primarily due to an increase in the interest rate spread to 2.34% for the year ended June 30, 1995 from 1.99% for the year ended June

30, 1994. The improved interest rate spread was primarily due to asset allocation strategies which emphasized increased lending to reduce liquidity and the purchase of longer term, higher yielding securities available for sale and fixed rate mortgage-backed securities.

         INTEREST AND DIVIDEND INCOME. Total interest income increased $1.8 million, or 10.8%, to $18.1 million for the year ended June 30, 1995 from $16.3 million for the year ended June 30, 1994. The increase was primarily due to an increase in interest income on loans receivable of $1.2 million in addition to an increase in interest income on mortgage-backed securities of $1.0 million offset by a decrease in interest income of $410,000 on investment securities and interest-bearing deposits.

         The $1.2 million increase in interest on loans receivable was attributable to an increase of $17.8 million in the average outstanding balance of loans receivable, resulting from an increased emphasis on lending, which offset a decrease of 13 basis points in the average yield earned to 7.64% for the year ended June 30, 1995 from 7.77% for the year ended June 30, 1994.

         The $1.0 million increase in interest on mortgage-backed securities was attributable to an increase of 146 basis points in the average yield earned as a result of the purchase of fixed rate mortgage-backed securities and the effect of higher interest rates on the adjustable rate mortgage-backed securities held in the portfolio. The $410,000 decrease in interest income on securities and interest-bearing deposits was due to a decrease of $17.3 million in the outstanding average balance to $59.8 million for the year ended June 30, 1995 from $77.1 million for the year ended June 30, 1994.

         INTEREST EXPENSE. Total interest expense increased $207,000, or 2.2%, to $9.8 million for the year ended June 30, 1995 from $9.6 million for the year ended June 30, 1994. The increase in interest expense was primarily due to an increase of 33 basis points in average rates paid to 4.26% for the year ended June 30, 1995 from 3.93% for the year ended June 30, 1994. The increase attributable to average rates paid was largely offset by a decrease of $13.7 million in the average balance of interest-bearing deposits (see "Financial Condition" for a discussion of this decrease) to $229.1 million for the year ended June 30, 1995 from $242.8 million for the year ended June 30, 1994.

         PROVISION FOR LOSSES ON LOANS. The provision for loan losses for the year ended June 30, 1995 was $35,000 compared to $66,000 for the year ended June 30, 1994. At June 30, 1995 the allowance for loan losses totaled $490,000 and represented .32% of net loans receivable and 184.9% of non-performing loans as compared to $455,000 representing .35% of net loans receivable and 147.3% of non-performing loans at June 30, 1994. The significant increase in the ratio of the allowance for loan losses to non-performing loans to 184.9% for the year ended June 30, 1995 from 147.3% for the year ended June 30, 1994 was due to a decrease of $44,000, or 14.2%, in non-performing loans in addition to the increased amount of the allowance for loan losses for the year ended June 30, 1995.

         The provision for loan losses and the ratio of the allowance for loan losses to total loans for the year ended June 30, 1995 was determined to be adequate by management on the basis of its analysis of the factors to be considered in determining reasonable estimable loan losses. Among the many factors considered were an analysis of specific loans in portfolio, known and inherent risk in the portfolio, estimated value of the underlying collateral, assessment of general trends in relevant real estate markets, and current prospective economic conditions including property values, employment and occupancy rates, interest rates and other conditions that may affect a borrower's ability to comply with repayment terms. Management will continue to carefully monitor its exposure to loan losses, given continued growth in its loan portfolio, to maintain adequate loan loss allowances.

         There were no loans charged off during the year ended June 30, 1995 compared to $5,000 in loan charge offs for the year ended June 30, 1994.

         NONINTEREST INCOME. Fee income and other service charges remained relatively stable during the period, with noninterest income of $433,000 for the year ended June 30, 1995 compared to $414,000 for the year ended June 30, 1994.

         NONINTEREST EXPENSE. Total noninterest expense increased $890,000, or 15.0%, to $6.8 million for the year ended June 30, 1995 from $5.9 million for the year ended June 30, 1994. The increase was primarily due to an increase of $810,000 in compensation and benefits resulting primarily from the annually computed cost amortization of conversion related stock benefit plans for employees and management of Kentucky Enterprise. Additionally, there was an $80,000 increase in other noninterest expenses due primarily to increased operating expenses related to operating Kentucky Enterprise as a public entity.

         INCOME TAX. The effective tax rate for the year ended June 30, 1995 was 31.8% as compared to 26.0% for the year ended June 30, 1994. The increase in the effective tax rate resulted from the favorable settlement of tax issues relating to prior years' examinations by the Internal Revenue Service which amounted to $98,000 in fiscal year 1994. Total income tax expense increased $295,000, or 95.2%, to $605,000 for the year ended June 30, 1995 from $310,000 for the year ended June 30, 1994. The increase in income tax expense was due primarily to the improvement in Kentucky Enterprise's operating results.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1994 AND 1993

         NET INCOME. Net income, before cumulative effect of accounting change, decreased $665,000, or 42.9%, to $884,000 for the year ended June 30, 1994 from $1.5 million for the year ended June 30, 1993. The decrease was primarily due to a decrease in net interest income of $1.0 million coupled with an increase of $188,000 in noninterest expense due to an increase in compensation and benefits. The decrease was partially offset by a decrease of $194,000 in the provision for loan losses and a decrease of $455,000 in income tax expense.

         NET INTEREST INCOME. Net interest income decreased $1.0 million, or 13.1% to $6.8 million for the year ended June 30, 1994 from $7.8 million for the year ended June 30, 1993. The decrease was primarily due to a decline in interest rate spread to 1.99% for the year ended June 30, 1994 from 2.59% for the year ended June 30, 1993. Interest bearing assets were more rate sensitive than interest bearing liabilities, and as a result, the average yield on interest earning assets declined at a faster rate than the average cost of interest bearing liabilities in the prevailing interest rate environment.

         INTEREST AND DIVIDEND INCOME. Total interest income decreased $2.7 million, or 14.3%, to $16.3 million for the year ended June 30, 1994 from $19.1 million for the year ended June 30, 1993. The decrease was primarily attributable to a decrease in interest income on loans receivable of $1.9 million coupled with a decrease of $1.0 million in interest on mortgage-backed securities.

         The $1.9 million decrease in interest on loans receivable was attributable to a decrease of $13.8 million in the outstanding average balance of loans receivable accompanied by a decrease of 64 basis points in the average yield earned to 7.77% for the year ended June 30, 1994 from 8.41% for the year ended June 30, 1993. The $1.0 million decrease in interest on mortgage-backed securities was attributable to a decrease of $6.3 million in the outstanding average balance of mortgage-backed securities accompanied by a decrease in the average yield earned of 82 basis points.

           The funds received from the increased principal repayments on mortgage loans and mortgage-backed securities and the net proceeds from the conversion increased the outstanding average balance of investments by $21.6 million to $64.7 million for the year ended June 30, 1994 from $43.1 million for the year ended June 30, 1993. The average yield earned on securities decreased 202 basis points as a result of maturities of higher yielding securities purchased in prior years and management's decision to invest in securities with short term maturities in the low interest rate environment.

         INTEREST EXPENSE. Total interest expense decreased $1.7 million, or 15.1%, to $9.6 million for the year ended June 30, 1994 from $11.3 million for the year ended June 30, 1993. The decrease in expense was primarily due to a decrease of $12.2 million in the average balance of savings deposits (see "Financial Condition" for a discussion of this decrease) accompanied by a decrease in the average rates paid of 48 basis points to 3.93% for the year ended June 30, 1994 from 4.41% for the year ended June 30, 1993.

         PROVISION FOR LOSSES ON LOANS. The provision for loan losses for the year ended June 30, 1994 was $66,000 compared to $260,000 for the year ended June 30, 1993. The amount of provision for loan losses for the year ended June 30, 1994 was derived by management as a result of its analysis of the factors to be considered in determining reasonable estimable loan losses. Among the many factors considered were analysis of specific loans in portfolio, known and inherent risk in the portfolio, estimated value of the underlying collateral, assessment of general trends in relevant real estate markets, and current prospective economic conditions including property values, employment and occupancy rates, interest rates and other conditions that may affect a borrower's ability to comply with repayment terms.

         At June 30, 1994 the allowance for loan losses in the amount of $455,000 represented .35% of net loans receivable and 147.3% of non-performing loans as compared to $393,000 representing .30% of net loans receivable and 102.4% of non-performing loans at June 30, 1993.

         The provision for loan losses for the current year was deemed adequate after comparing the ratio of the allowance for loan losses to total loans and non-performing loans at June 30, 1994 and June 30, 1993.

         There were loan charge offs of $5,000 for the year ended June 30, 1994 compared to no loan charge offs for the year ended June 30, 1993.

         NONINTEREST INCOME. Fee income and other service charges decreased $102,000, or 19.8%, to $414,000 for the year ended June 30, 1994 from $516,000 for the year ended June 30, 1993. The decrease was due primarily to a decrease in NOW account service fees as a result of an increase in the number of NOW accounts maintaining the required minimum balance necessary to avoid the assessment of monthly service charges.

         NONINTEREST EXPENSE. Total noninterest expense increased $188,000, or 3.3%, to $5.9 million for the year ended June 30, 1994 from $5.7 million for the year ended June 30, 1993. The increase in noninterest expense was primarily due to an increase of $211,000 in compensation and benefits attributable to the adoption of employee and management benefit plans in connection with Kentucky Enterprise Bank's conversion from a mutual to a stock savings bank.

         INCOME TAX. The effective tax rate for the year ended June 30, 1994 was 26.0% as compared to 33.1% for the year ended June 30, 1993. The reduction in the effective tax rate resulted from the favorable settlement of tax issues relating to prior years' examinations by the Internal Revenue Service which amounted to $98,000. Total income tax expense decreased $455,000, or 59.5%, to $310,000 for the year ended June 30, 1994 from $765,000 for the year ended June 30, 1993 primarily as a result of the decrease in operating results.

LIQUIDITY AND CAPITAL RESOURCES

         On December 16, 1993, Kentucky Enterprise Bank completed its conversion from a mutual to a stock federal savings bank and was simultaneously acquired by Kentucky Enterprise. (See Note 2 of the Notes to Consolidated Financial Statements included in "INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS.") The net proceeds retained by Kentucky Enterprise from the conversion, $11.1 million, have been sufficient for Kentucky Enterprise's operations and are expected to continue to be adequate to satisfy Kentucky Enterprise's future operations. Kentucky Enterprise's primary source of liquidity is earnings from the net proceeds retained from the conversion. As discussed in Note 2 of the Notes to the Consolidated Financial Statements,

Kentucky Enterprise Bank is subject to certain regulatory limitations with respect to the payment of dividends to Kentucky Enterprise.

         At June 30, 1995, Kentucky Enterprise's stockholders' equity was $49.0 million, or 17.5% of total assets compared to stockholders' equity of $46.8 million, or 16.4% of total assets at June 30, 1994, and retained earnings of $21.8 million, or 8.0% of total assets at June 30, 1993. The increase in stockholders' equity for the year ended June 30, 1995 was primarily due to net income for the year and the amortization of the conversion related stock benefit plans for employees and management of Kentucky Enterprise Bank.

         Kentucky Enterprise Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. Other sources of liquidity include Kentucky Enterprise Bank's ability to obtain advances from the FHLB of Cincinnati and to borrow against its securities portfolio. Kentucky Enterprise Bank currently has an outstanding commitment to borrow up to $13 million from the FHLB of Cincinnati which expires February 3, 1996. To date, no funds have been drawn against the commitment. In addition, Kentucky Enterprise Bank maintains a significant portfolio of securities held to maturity maturing within one year as well as its portfolio of securities available for sale.

         Kentucky Enterprise Bank is required to maintain a minimum level of investments in specified liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows is an amount equal to 5.0% of the sum of Kentucky Enterprise Bank's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Kentucky Enterprise Bank's liquidity ratios were 19.6%, 30.4% and 22.2%, at June 30, 1995, 1994 and 1993, respectively. Management of Kentucky Enterprise seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing. Because liquid assets generally provide for lower rates of return, Kentucky Enterprise's relatively high liquidity will, to a certain extent, result in lower rates of return on Kentucky Enterprise's assets. The decrease in Kentucky Enterprise's liquidity ratio at June 30, 1995 was attributable to the increase in mortgage lending and the decrease in savings deposits. (See "Financial Condition" for discussion).

         Kentucky Enterprise's most liquid assets are cash and cash equivalents, which are short term, highly liquid investments with original maturities of less than three months that are readily convertible to cash, and include interest-bearing deposits and federal funds sold. The level of these assets is dependent on Kentucky Enterprise's operating, financing and investment activities during any given period. At June 30, 1995, 1994 and 1993, cash and cash equivalents totaled $7.9 million, $12.4 million and $11.4 million, respectively.

         Kentucky Enterprise anticipates that it will have sufficient funds available to meet its current commitments. At June 30, 1995, Kentucky Enterprise had commitments to originate loans of $2.0 million and unadvanced home equity lines of credit of $4.8 million. Certificates of deposit which are scheduled to mature in one year or less at June 30, 1995, totaled $104.8 million. Management believes that a significant portion of such deposits will remain with Kentucky Enterprise.

         Kentucky Enterprise Bank is required by applicable law and regulations to meet certain minimum capital standards. Such capital standards include a tangible, a core and a risk-based capital requirement. At September 30, 1995, Kentucky Enterprise Bank's level of capital qualified it as a well capitalized institution under applicable regulations. (See Note 17 of the Notes to Consolidated Financial Statements included in "INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS.")

         The following table represents Kentucky Enterprise Bank's capital position at June 30, 1995 relative to its various regulatory capital requirements.

                                                                                 Percent of
                                                                    Amount       Assets (1)
                                                                    ------       ----------
                                                                     (Dollars in thousands)
                                                                     ----------------------
Tangible capital                                                    $37,046        13.80%
Tangible capital requirement                                          4,026         1.50
                                                                    -------
         Excess                                                     $33,020        12.30%
                                                                    =======        ======

Core capital                                                        $37,046        13.80%
Core capital requirement                                              8,057         3.00
                                                                    -------         ----
         Excess                                                     $28,989        10.80%
                                                                    =======        ======

Total capital (i.e., core and
  supplementary capital)                                            $37,536        37.14%
Risk-based capital requirement                                        8,086         8.00
                                                                    -------        -----
         Excess                                                     $29,450        29.14%
                                                                    =======        ======

Tier 1 capital                                                      $37,046        13.80%
Tier 1 capital requirement                                           10,737         4.00
                                                                    -------        -----
         Excess                                                     $26,309         9.80%
                                                                    =======        ======

Tier 1 risk-based capital                                           $37,046        36.65%
Tier 1 risk-based capital requirement                                 4,043         4.00
                                                                    -------        -----
         Excess                                                     $33,003        32.65%
                                                                    =======        ======

_____________
(1) Based upon adjusted total assets for purposes of the tangible, core and Tier 1 capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.


         For a discussion of the proposed legislative action on deposit insurance premiums, see "KENTUCKY ENTERPRISE BANCORP, INC. - Recent Developments - Amendment to BIF Insurance Premium Schedule; Premium Assessment."

IMPACT OF INFLATION AND CHANGING PRICES

    The Consolidated Financial Statements and Notes thereto, presented herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars (except for securities available for sale reported at market value) without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Kentucky Enterprise's operations. Unlike most industrial companies, nearly all the assets and liabilities of Kentucky Enterprise are monetary in nature. As a result, interest rates have a greater impact on Kentucky Enterprise's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

    On October 23, 1995, the Financial Accounting Standards Board issued Statement (SFAS) No. 123, "Accounting for Stock-Based Compensation." This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price. The Statement covers transactions with employees and nonemployees and is applicable to both public and nonpublic entities. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995. Kentucky Enterprise intends to adopt SFAS No. 123 in its fiscal year ending June 30, 1997. Management does not expect the adoption of SFAS No. 123 to have a material effect on Kentucky Enterprise's financial condition or results of operations. For a discussion of new accounting pronouncements which have an impact on Kentucky Enterprise, see Notes 1 and 15 of the Notes to Consolidated Financial Statements included in "INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS."

COMPARISON OF PERIODS ENDED SEPTEMBER 30, 1995 AND 1994

    The following discussion focuses on the consolidated financial condition of Kentucky Enterprise and its subsidiary Kentucky Enterprise Bank at September 30, 1995 compared to June 30, 1995 and the consolidated results of operations for the three months ended September 30, 1995 compared to the same period in 1994. This discussion should be read in conjunction with the interim financial statements and footnotes included herein. See "INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS."

    Additionally, on August 28, 1995, Kentucky Enterprise entered into the Affiliation Agreement and the Merger Agreement providing for the acquisition of Kentucky Enterprise by Fifth Third. The Affiliation Agreement and the Merger Agreement provide for the tax-free exchange of each issued and outstanding share of Kentucky Enterprise Common Stock for .3823 shares of Fifth Third Common Stock. The acquisition is subject to a number of conditions, including receipt of regulatory approvals and the approval of Kentucky Enterprise's shareholders. It is expected to close in the spring of 1996, subject to the timely satisfaction of all conditions.

    FINANCIAL CONDITION FOR PERIODS ENDED SEPTEMBER 30, 1995 AND 1994. Total assets increased $1.0 million, or .4%, to $281.4 million at September 30, 1995 from $280.4 million at June 30, 1995. The increase in assets was primarily due to increases in cash, interest-bearing deposits and loans receivable offset by decreases in securities and mortgage-backed securities.

    Cash and interest-bearing deposits increased $8.4 million, or 106.7%, to $16.3 million at September 30, 1995 from $7.9 million at June 30, 1995 primarily due to proceeds from maturing securities. As a result of the scheduled maturities, securities decreased $7.5 million, or 17.0%, to $36.5 million at September 30, 1995 from $44.0 million at June 30, 1995. Kentucky Enterprise has committed $7.9 million of the increase in cash and interest-bearing deposits to purchase thirty-year mortgage-backed securities which have fixed rates of interest for five years and then become one-year adjustable rate mortgage-backed securities for the remaining term to maturity.

    Mortgage-backed securities decreased $2.9 million, or 4.2%, to $66.0 million at September 30, 1995 from $68.9 million at June 30, 1995 due to normal repayments of principal.

    Loans receivable increased $3.0 million, or 1.9%, to $154.7 million at September 30, 1995 from $151.7 million at June 30, 1995. The increase was primarily due to an increase in fixed rate loans of $5.4 million offset by a decrease in adjustable rate loans of $2.4 million. Kentucky Enterprise continues to competitively price its fixed rate and adjustable rate mortgage loans. Management believes the increase in fixed rate loans to be due to borrower preference in the current interest rate environment.

    Non-performing assets (which consist solely of non-performing loans, as Kentucky Enterprise had no real estate owned at September 30, 1995) decreased $14,000, or 5.3%, to $251,000, or .1% of total assets at September 30, 1995 from $265,000, or .1% of total assets at June 30, 1995.

    Deposits remained relatively stable at $227.4 million at September 30, 1995 compared to $227.3 million at June 30, 1995. Withdrawals continue to occur in Kentucky Enterprise's passbook savings accounts, NOW accounts and money market deposit accounts due to Kentucky Enterprise paying somewhat lower rates relative to competitive market rates available on short term accounts in Kentucky Enterprise's market area. The decrease in short term accounts was offset by increases in Kentucky Enterprise's certificate of deposit accounts.

    Stockholders' equity increased $485,000, or 1.0%, to $49.5 million at September 30, 1995 from $49.0 million at June 30, 1995 primarily due to net income for the quarter ended September 30, 1995.

    COMPARISON OF OPERATING RESULTS FOR PERIODS ENDED SEPTEMBER 30, 1995 AND
1994.

    NET INCOME. Net income increased $56,000, or 17.9%, to $368,000 for the three months ended September 30, 1995 from $312,000 for the three months ended September 30, 1994. The increase was primarily due to increased net interest income partially offset by increased operating expenses.

    NET INTEREST INCOME. Net interest income before the provision for loan losses increased $197,000, or 9.6%, to $2.3 million for the three months ended September 30, 1995 from $2.1 million for the three months ended September 30, 1994. The increase in net interest income was primarily due to an increase in interest income of $504,000 resulting from increased mortgage lending and higher rates of interest being earned on adjustable rate interest-bearing assets. This increase in interest income was partially offset by an increase of $307,000 in interest expense due to higher rates of interest being paid on Kentucky Enterprise's deposits.

    PROVISION FOR LOAN LOSSES. The provision for loan losses for the three months ended September 30, 1995 was $10,000 compared to no provision for the three months ended September 30, 1994. At September 30, 1995 the allowance for loan losses totaled $500,000 and represented .3% of net loans receivable and 199.2% of non-performing loans as compared to $454,000 representing .3% of net loans receivable and 129.3% of non-performing loans at September 30, 1994. There were no charge offs and no recoveries for the three months ended September 30, 1995.

    The provision for loan losses and the ratio of the allowance for loan losses to total loans for the three months ended September 30, 1995 was determined to be adequate by management on the basis of its analysis of the factors to be considered in determining reasonable estimable loan losses.
Among the many factors considered were an analysis of specific loans in portfolio, known and inherent risk in the portfolio, estimated value of the underlying collateral, assessment of general trends in relevant real estate markets, and current prospective economic conditions including property values, employment and occupancy rates, interest rates and other conditions that may affect a borrower's ability to comply with repayment terms. Management will continue to monitor carefully its exposure to loan losses, given continued growth in its loan portfolio, to maintain adequate loan loss allowances.

    NON-INTEREST INCOME. Non-interest income decreased slightly to $103,000 for the three months ended September 30, 1995 from $115,000 for the three months ended September 30, 1994 due to decreased amounts received in various service charges and other fees.

    NON-INTEREST EXPENSE. Non-interest expense increased $78,000, or 4.6%, to $1.8 million for the three months ended September 30, 1995 from $1.7 million for the three months ended September 30, 1994 due to increased compensation and benefits expenses and increased professional fees incurred as a result of the pending acquisition of Kentucky Enterprise by Fifth Third.

    INCOME TAXES. Income tax expense increased $41,000 to $202,000 for the three months ended September 30, 1995 from $161,000 for the three months ended September 30, 1994 due to the increase in Kentucky Enterprise's income before income taxes for the respective periods.

    LIQUIDITY. For a discussion of Kentucky Enterprise's liquidity and capital resources see " --Liquidity and Capital Resources" above. The Kentucky Enterprise Bank liquidity ratio was 19.0% at September 30, 1995. During the three months ended September 30, 1995, Kentucky Enterprise Bank met all regulatory liquidity requirements, and management believes that the level of liquidity maintained is adequate to meet potential deposit outflows, loan demand and normal operations.

    The following table presents Kentucky Enterprise Bank's capital position at September 30, 1995 relative to its various regulatory capital requirements:

                                                                  Percent of
                                                     Amount       Assets (1)
                                                     ------       ----------
                                                      (Dollars in thousands)
                                                      ----------------------
Tangible capital                                     $37,588          13.95%
Tangible capital requirement                           4,041           1.50
                                                     -------         -------
         Excess                                      $33,547          12.45%
                                                     =======          ======

Core capital                                         $37,588          13.95%
Core capital requirement                               8,081           3.00
                                                     -------          -----
         Excess                                      $29,507          10.95%
                                                     =======          ======

Total capital (i.e., core and
  supplementary capital)                             $38,088          37.04%
Risk-based capital requirement                         8,227           8.00
                                                     -------          -----
         Excess                                      $29,861          29.04%
                                                     =======          ======

Tier 1 capital                                       $37,588          13.95%
Tier 1 capital requirement                            10,775           4.00
                                                     -------          -----
         Excess                                      $26,813           9.95%
                                                     =======          ======

Tier 1 risk-based capital                            $37,588          36.55%
Tier 1 risk-based capital requirement                  4,114           4.00
                                                     -------          -----
         Excess                                      $33,474          32.55%
                                                     =======          ======

(1) Based upon adjusted total assets for purposes of the tangible, core and Tier 1 capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.


                        EFFECT OF GOVERNMENTAL POLICIES

         The earnings of both Kentucky Enterprise and Fifth Third and its subsidiaries are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, foreign governments and other official agencies. The Federal Reserve Board can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States Government securities, control of the discount rate applicable to borrowings and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

         From time to time various proposals are made in the United States Congress and in state legislatures and before various regulatory authorities that would alter the powers or the existing regulatory framework for banks, bank holding companies, savings banks and other financial institutions. It is impossible to predict whether any of the proposals will be adopted and the impact, if any, of such adoption on the business of Kentucky Enterprise or Fifth Third and its subsidiaries.

             DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS

         Fifth Third is authorized to issue 140,000,000 shares of Fifth Third Common Stock, no par value, and 500,000 shares of preferred stock, no par value ("Fifth Third Preferred Stock"). As of September 30, 1995, Fifth Third had outstanding 66,909,173 shares of Fifth Third Common Stock and no shares of Fifth Third Preferred Stock. Pursuant to Article Fourth of Fifth Third's Second Amended Articles of Incorporation, as amended, the Board of Directors of Fifth Third may, without further action of the shareholders, (a) divide into one or more new series the authorized shares of Fifth Third Preferred Stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and (c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third Preferred Stock shall not be entitled to vote on any matter.

         Kentucky Enterprise is authorized to issue 8,000,000 shares of Kentucky Enterprise Common Stock, and 2,000,000 shares of preferred stock, $0.01 par value per share ("Kentucky Enterprise Preferred Stock"). As of September 30, 1995, Kentucky Enterprise had outstanding 2,750,800 shares of Kentucky Enterprise Common Stock, and options to purchase a total of 269,500 shares of Kentucky Enterprise Common Stock, and no shares of Kentucky Enterprise Preferred Stock. The Board of Directors of Kentucky Enterprise may, pursuant to Article Fifth of its Amended Articles of Incorporation, (a) provide for the specific terms of Kentucky Enterprise Preferred Stock to be issued in series, and (b) state the rights, preferences, limitations and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereof.

         Set forth below is a description of Fifth Third Common Stock and Kentucky Enterprise Common Stock. This description and analysis are brief summaries of relevant provisions of the respective Articles of Incorporation of Fifth Third and Kentucky Enterprise and are qualified in their entirety by reference to such documents and to the parties' respective Codes of Regulations.

VOTING RIGHTS

         Holders of both Fifth Third Common Stock and Kentucky Enterprise Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders.

         The Code of Regulations of Fifth Third and the Amended Articles of Incorporation of Kentucky Enterprise provide for the division of their respective Boards of Directors into three classes of approximately equal size. Directors of each Board of Directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified Board of Directors expire each year. This classification of Fifth Third's Board may make it more difficult for a shareholder to acquire control of Fifth Third and remove management by means of a hostile takeover.

         Fifth Third's Second Amended Articles of Incorporation, as amended, contains another potential anti-takeover device. As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third Preferred Stock, and its Board of Directors may designate various characteristics and rights of such stock, including conversion rights. Accordingly, as an anti-takeover measure, Fifth Third's Board of Directors may authorize the conversion of shares of Fifth Third Preferred Stock into any number of shares of Fifth Third Common Stock and thus dilute the outstanding shares of Fifth Third Common Stock.

         The holders of Fifth Third Common Stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no shareholder of the corporation may cumulate his or her voting power, each shareholder has the right to vote cumulatively in the election of directors of such corporation if (i) written notice is given by any shareholder of such corporation to the President, a Vice President or the Secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that such shareholder desires that voting for the election of directors be cumulative, and (ii) announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or the Secretary or by or on behalf of the shareholder giving such notice. In such event, each shareholder will be entitled to cumulate such voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute such votes on the same principle among two or more candidates, as each shareholder sees fit.

         Pursuant to Kentucky Enterprise's Amended Articles of Incorporation, the shareholders of Kentucky Enterprise do not have the right to vote cumulatively in the election of directors.

         Generally actions required to be taken by Kentucky Enterprise shareholders under Ohio law require the affirmative vote of holders of a majority of the shares of Kentucky Enterprise entitled to vote, except for certain actions, including action on the Merger, which by statute require the affirmative vote of the holders of at least two-thirds of the shares of Kentucky Enterprise entitled to vote. Kentucky Enterprise's Amended Articles of Incorporation do contain a super majority voting provision requiring the affirmative vote of at least 80% of the outstanding shares entitled to vote and a majority of the outstanding shares held by disinterested persons, with respect to certain business combinations with "related persons" (generally defined to include a person who beneficially owns 10% or more of the outstanding shares of the Kentucky Enterprise Common Stock). The Amended Articles of Incorporation of Kentucky Enterprise also require approval by 80% of all of the outstanding shares entitled to vote to amend certain provisions of the Amended Articles of Incorporation. With respect to Fifth Third, no vote of its shareholders is required to approve the Merger. Generally actions required to be taken by Fifth Third shareholders require the affirmative vote of the holders of a majority of the shares of Fifth Third entitled to vote, except for certain actions which by statute require a two-thirds vote.

DIVIDENDS

         Holders of Fifth Third Common Stock and Kentucky Enterprise Common Stock are each entitled to dividends as and when declared by the respective Boards of Directors of each institution out of funds legally available for the payment of dividends. Fifth Third and Kentucky Enterprise have, in the past, declared and paid dividends on a quarterly basis, and intend to continue to do so in the immediate future in such amounts as their respective Boards of Directors shall determine.

         Most of the revenues of Fifth Third and Kentucky Enterprise available for payment of dividends derive from amounts paid to each such corporation by its respective subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of such bank's net profits (as defined) and retained net profits for the preceding two years. Under the law applicable to federally chartered savings associations, the amount of dividends which a savings association may make without the approval of the OTS depends upon the amount of capital possessed by such savings association. Savings associations, which have capital immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend that is equal to or greater than the amount of their fully phased-in capital requirements, are authorized to pay dividends during a calendar year up to 100% of their net income during the calendar year plus the amount that would reduce by one-half their surplus capital. Some associations that have capital immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend that is equal to or in excess of their minimum capital requirement, but less than their fully phased-in capital requirements, may pay dividends equal to 75% of net income during the most recent four quarters (minus dividends previously paid over that period). Savings associations which have capital immediately prior to, or on a pro forma basis after giving effect to, a proposed dividend that is less than the amount of their minimum capital requirements, are not authorized to pay any dividend unless such association receives prior approval from the OTS or unless such association is operating in compliance with an OTS approved capital plan and the dividend payment is consistent with such capital plan.

         The affiliates of Fifth Third include both state and nationally chartered banks and two federally chartered savings banks. Under the applicable regulatory limitations, during the year 1995, the affiliates of Fifth Third could declare aggregate dividends limited to their 1995 eligible net profits, as defined, and $271,979,000, the retained 1994 and 1993 net income, without the approval of their respective regulators. The Comptroller of the Currency, banking authorities of the States of Ohio, Indiana and Kentucky, and the OTS, the principal regulators of such affiliates, have the statutory authority to prohibit a depository institution under their supervision from engaging in what, in their opinion, constitutes an unsafe or unsound practice in conducting its banking or savings association business. The payment of dividends could, depending upon the financial condition of affiliates, be deemed to constitute such an unsafe or unsound practice. Neither Kentucky Enterprise nor any affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

         If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies, and the OTS has similar authority with respect to savings and loan holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.
Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company, savings association or savings and loan holding company under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which Fifth Third and Kentucky Enterprise, and their respective affiliates, may pay.

PREEMPTIVE RIGHTS

         The Amended Articles of Incorporation of Kentucky Enterprise provide that the holders of capital stock of Kentucky Enterprise are not entitled to preemptive rights with respect to any shares or other securities of Kentucky Enterprise that may be issued. Shareholders of Fifth Third also have no preemptive rights.

RIGHTS UPON LIQUIDATION

         In the event of any liquidation, dissolution or winding up of Kentucky Enterprise, the holders of Kentucky Enterprise Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Kentucky Enterprise (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Kentucky Enterprise available for distribution. If Kentucky Enterprise Preferred Stock is issued, the holders thereof may have priority over the holders of Kentucky Enterprise Common Stock in the event of liquidation or dissolution. With respect to Fifth Third, Fifth Third shareholders have identical rights on liquidation, dissolution or winding up, subject to identical considerations in the event of any issuance of Fifth Third Preferred Stock.

INDEMNIFICATION AND PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

         Fifth Third's Code of Regulations provides for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Ohio law, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer. Kentucky Enterprise's Amended Articles of Incorporation also provide for the indemnification of each director and officer of the corporation pursuant to applicable Ohio law. Generally, Ohio law permits such indemnification provided that the person seeking to be indemnified has acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that in the case of suit brought by or in the right of a corporation against one of its directors or officers, no indemnification shall be paid with respect: to (i) any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper, and (ii) any action or suit in which the only liability asserted against a director is for unlawful distributions. The grant of indemnification in the context of a derivative or other comparable suit may have a circular effect, inasmuch as any damages recovered in such action will be offset by the cost of indemnification. If the Merger is consummated, Fifth Third will assume all such obligations of Kentucky Enterprise for the indemnification of its officers and directors.

         Kentucky Enterprise's Amended Articles of Incorporation limit the personal liability of directors, except that a director will be personally liable for any action he takes or fails to take as a director if it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of Kentucky Enterprise, or with the care that an ordinarily prudent person in a like position would use under similar circumstances.

SHAREHOLDERS' MEETINGS; QUORUM

         Special meetings of Fifth Third's shareholders may be called at any time by the Board of Directors or by the shareholders of Fifth Third upon the written application of the holders of at least 25% of all Fifth Third capital stock entitled to vote on the matters to be considered at the meeting. Such applications must set forth the purpose or purposes of the meeting. Special meetings of Kentucky Enterprise's shareholders may be called at any time by the Chairman of the Board, the President, the Board of Directors by action at a meeting, or a majority of the Board of Directors acting without a meeting, and must be called by the Chairman of the Board, the President or the Secretary upon the written request of the holders of 50% of all the shares outstanding and entitled to vote at the meeting. Such written request must state the purpose or purposes of the meeting.

         The presence in person or by proxy of the holders of a majority of the aggregate number of the outstanding shares of any class or series of capital stock voting at a meeting constitutes a quorum under the respective Codes of Regulations of each institution.

SUBSCRIPTION, CONVERSION, REDEMPTION RIGHTS; STOCK NONASSESSABLE

         Neither Fifth Third Common Stock nor Kentucky Enterprise Common Stock has subscription or conversion rights, and there are no mandatory redemption provisions applicable thereto.

         Shares of Fifth Third Common Stock issued to shareholders of Kentucky Enterprise pursuant to the Affiliation Agreement and the Merger Agreement will be validly issued, fully paid and non-assessable, and will not, upon such issuance, be subject to preemptive rights of any shareholder of Fifth Third.

CHANGE OF CONTROL PROVISIONS

         The respective Articles of Incorporation and Codes of Regulations of Fifth Third and Kentucky Enterprise contain various provisions which could make more difficult a change in control of each corporation or discourage a tender offer or other plan to restructure each corporation. Under Fifth Third's Second Amended Articles of Incorporation, as amended, Fifth Third's Board of Directors has the authority to issue 500,000 shares of Fifth Third Preferred Stock and to fix the designations, powers, preferences and rights of such shares and the qualifications, limitations or restrictions applicable thereto. Kentucky Enterprise's Amended Articles of Incorporation grants Kentucky Enterprise's Board of Directors the authority to issue 2,000,000 shares of Kentucky Enterprise Preferred Stock and to fix the designations, powers, preferences and rights of such shares and the qualifications, limitations or restrictions applicable thereto. Kentucky Enterprise's Amended Articles of Incorporation also contains a super majority voting provision discussed under "Voting Rights" above, which may discourage the acquisition of the beneficial ownership, directly or indirectly, of more than 10% of Kentucky Enterprise Common Stock.

         Ohio corporation law also provides certain change of control protective provisions. Section 1701.831 of the General Corporation Law of Ohio sets forth the procedures for the acquisition of a control share of an Ohio corporation which include the delivery of an acquiring person statement to the target corporation and the affirmative vote of a majority of the shares held by the shareholders of the target corporation prior to the acquisition of a control share, at a meeting held for the purpose of voting on such acquisition. Finally, Fifth Third's Code of Regulations and Kentucky Enterprise's Amended Articles of Incorporation provide for the election of directors on a classified basis.

         The Ohio corporation statute also includes a provision which permits a corporation's board of directors, when determining whether an acquisition proposal or any other matter is in the best interest of the corporation, to take into consideration the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal considerations and the long-term and short-term interests of the corporation and its shareholders, including the possibility that such interests may be best served by the continued independence of the corporation. Kentucky Enterprise's Amended Articles of Incorporation contains a provision which permits the Board of Directors to take into consideration similar factors when evaluating an acquisition proposal.





          [THE BALANCE OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

             CERTAIN BENEFICIAL OWNERS OF FIFTH THIRD COMMON STOCK

         The following table shows those persons known to Fifth Third to be the beneficial owners of more than 5% of Fifth Third Common Stock at December 31, 1994:

---------------------------------------------------------------------------------------------------------------
 NAME AND ADDRESS OF BENEFICIAL OWNER                       AMOUNT & NATURE OF OWNERSHIP       PERCENT OF CLASS
---------------------------------------------------------------------------------------------------------------
 Cincinnati Financial Corporation                                 13,082,905(1)                      20.21
 6200 South Gilmore
 Fairfield, Ohio 45014

 Fifth Third Bancorp                                               5,991,457(2)                       9.26
 Subsidiary Banks
 Fifth Third Center
 Cincinnati, Ohio 45263

 The Western-Southern Life Insurance Company                       4,425,255(3)                       6.84
 400 Broadway
 Cincinnati, Ohio 45202

 Ruane, Cunniff & Co.                                              3,623,022                          5.60
 767 Fifth Avenue, Suite 4701
 New York, New York  10153

(1) Cincinnati Financial Corporation owns 9,890,700 shares of Fifth Third Common Stock. Cincinnati Insurance Company, a subsidiary of Cincinnati Financial Corporation, owns 2,695,000 shares. Cincinnati Casualty Company, another subsidiary, owns 210,000 shares. Cincinnati Life Insurance Company, another subsidiary of Cincinnati Financial, owns 204,300 shares. In addition, Mr. John J. Schiff, Jr., a director of Fifth Third and Chairman and a director of Cincinnati Financial Corporation, individually beneficially owns 65,440 shares and Mr. Robert B. Morgan, a director of Fifth Third, who is President and a director of Cincinnati Financial Corporation and Cincinnati Insurance individually beneficially owns 12,965 shares. Also affiliated is a trust in which John J. Schiff, Jr. and Thomas R. Schiff are trustees which owns 4,500 shares.

(2) There are five wholly owned bank subsidiaries of Fifth Third, which are beneficial owners of 3,520,630 shares of Fifth Third Common Stock. The banks hold these shares in a fiduciary capacity under numerous trust relationships, none of which relates to more than 5% of the shares, and have sole or shared voting power, and sole or shared investment decision over these shares. The banks also hold shares in a non-discretionary capacity, and disclaim any beneficial interest in all shares held in these capacities.

(3) The Western-Southern Life Insurance Company owns 664,722 shares of Fifth Third Common Stock. Waslic Delaware Company, II, a subsidiary of The Western-Southern Life Insurance Company, owns 3,746,850 shares. In addition, Mr. John F. Barrett, a director, President and Chief Executive Officer of The Western-Southern Life Insurance Company, and a director of Fifth Third, individually beneficially owns 13,683 shares.


         Fifth Third, its directors, executive officers and their affiliates owned no shares of Kentucky Enterprise Common Stock outstanding on December 31, 1994.

                             FIFTH THIRD MANAGEMENT

         The names and ages of the Directors and certain executive officers of Fifth Third, their current positions and offices held with Fifth Third, their business experience during the past five years and certain other information, together with their beneficial ownership of Fifth Third Common Stock at September 30, 1995, are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                     SHARES OF FIFTH THIRD
                                                                                   COMMON STOCK BENEFICIALLY
                                                                                    OWNED AT SEPTEMBER 30,
                                                                                          1995(3)(6)
                                                                                     NUMBER OF
 NAME, AGE AND PRINCIPAL OCCUPATION DURING PAST FIVE         DIRECTOR OF FIFTH         SHARES        PERCENT
 YEARS; OTHER DIRECTORSHIPS(1)                                 THIRD SINCE(2)          OWNED         OF CLASS
--------------------------------------------------------------------------------------------------------------
 DIRECTORS
 John F. Barrett, 46, President, Chief Executive Officer            1988              15,183            .0225
 and Director of The Western-Southern Life Insurance
 Company since March, 1994.  Formerly, President and
 Chief Operating Officer, The Western-Southern Life
 Insurance Company.
 Director of Cincinnati Bell Inc.(4)

 Milton C. Boesel, Jr., 66, Counsel, Ritter, Robinson,              1989              11,658            .0173
 McReady & James, Attorneys at Law, Toledo, Ohio,
 formerly Ritter, Boesel & Robinson.

 Clement L. Buenger, 68, Retired Chairman, Fifth Third              1971             266,600            .3958
 and The Fifth Third Bank as of March, 1993.  Retired as
 Chief Executive Officer of Fifth Third and The Fifth
 Third Bank as of January, 1991.  Previously, President
 of Fifth Third and The Fifth Third Bank.
 Director of Cincinnati Gas & Electric Company.

 Gerald V. Dirvin, 58, Retired April, 1994 as Director              1989               9,350            .0139
 and Executive Vice President of The Procter & Gamble
 Company, manufacturers of household and consumer
 products which position Mr. Dirvin held since January,
 1990.  Formerly, Mr. Dirvin was Senior Vice President.
 Director of Cintas Corporation and Northern Telecom Ltd.

 Thomas B. Donnell, 48, Chairman, The Fifth Third Bank of           1984             141,471            .2100
 Northwestern Ohio, N.A. (Toledo, Ohio), the resulting
 institution from the November 12, 1991 merger of The
 Fifth Third Bank of Northwestern Ohio, N.A. and The
 Fifth Third Bank of Toledo, N.A.  Formerly, President
 and Chief Executive Officer of The Fifth Third Bank of
 Northwestern Ohio, N.A.

 Richard T. Farmer, 60, Chairman, Chief Executive Officer           1982              29,155            .0433
 and Director, Cintas Corporation, a service company that
 designs, manufactures and implements corporate identity
 uniform programs.
 Director of Safety-Kleen Corp.

----------------------------------------------------------------------------------------------------------------
                                                                                     SHARES OF FIFTH THIRD
                                                                                   COMMON STOCK BENEFICIALLY
                                                                                    OWNED AT SEPTEMBER 30,
                                                                                          1995(3)(6)
                                                                                     NUMBER OF
 NAME, AGE AND PRINCIPAL OCCUPATION DURING PAST FIVE         DIRECTOR OF FIFTH         SHARES        PERCENT
 YEARS; OTHER DIRECTORSHIPS(1)                                 THIRD SINCE(2)          OWNED         OF CLASS
----------------------------------------------------------------------------------------------------------------
 John D. Geary, 68, Retired as President, Midland                   1977              21,788            .0323
 Enterprises Inc., a company engaged in inland waterway
 transportation.

 Ivan W. Gorr, 65, Retired in October, 1994 as Chairman             1991               6,352            .0094
 and Chief Executive Officer of Cooper Tire & Rubber
 Company, a manufacturer of tires and rubber products.
 Director of Amcast Industrial Corporation, Arvin
 Industries, Inc., Cooper Tire & Rubber Company and OHM
 Corporation.

 Joseph H. Head, Jr., 62, Chairman, Chief Executive                 1987              45,688            .0678
 Officer and Director, Atkins & Pearce, Inc.,
 manufacturer of industrial textiles, since January,
 1990.  Previously, Mr. Head was a partner with Graydon,
 Head & Ritchey, Counsel to The Fifth Third Bank.
 Director of Baldwin Piano & Organ, Co.

 Joan R. Herschede, 55, President and Chief Executive               1991               6,550            .0097
 Officer of The Frank Herschede Company, retailer of
 jewelry, china, crystal and silver.

 William G. Kagler, 62, Chairman of the Executive                   1983              15,645            .0232
 Committee of the Board, and Director of Skyline Chili,
 Inc., a restaurant chain and frozen food product
 manufacturer, since November, 1994.  Formerly,
 Mr. Kagler was Chairman, CEO and Director of Skyline
 Chili, Inc., since November, 1992, and President of
 Kagler and Associates, Inc., a consulting firm serving
 the food industry.  Previously, Mr. Kagler was
 President, Chief Executive Officer and Director of
 Skyline Chili, Inc.  Director of The Union Central Life
 Insurance Company, The Ryland Group, Inc. and The Future
 Now, Inc.

 William J. Keating, 68, Retired Chairman and Publisher,            1980              43,449            .0645
 The Cincinnati Enquirer, a regional newspaper, since
 March, 1990.  Previously, Mr. Keating was President and
 Chief Executive Officer, Detroit Newspaper Agency.
 Director of The Midland Co.

 James D. Kiggen, 63, Chairman, President, Chief                    1982              23,613            .0351
 Executive Officer and Director, Xtek, Inc., manufacturer
 of hardened steel parts.
 Director of Cincinnati Bell, Inc. and United States
 Playing Card Co.

-----------------------------------------------------------------------------------------------------------------
                                                                                     SHARES OF FIFTH THIRD
                                                                                   COMMON STOCK BENEFICIALLY
                                                                                    OWNED AT SEPTEMBER 30,
                                                                                          1995(3)(6)
                                                                                     NUMBER OF
 NAME, AGE AND PRINCIPAL OCCUPATION DURING PAST FIVE         DIRECTOR OF FIFTH         SHARES        PERCENT
 YEARS; OTHER DIRECTORSHIPS(1)                                 THIRD SINCE(2)          OWNED         OF CLASS
-----------------------------------------------------------------------------------------------------------------
 Robert B. Morgan, 60, President, Chief Executive Officer           1986              14,465            .0215
 and Director of Cincinnati Financial Corporation and
 Cincinnati Insurance Company since April, 1991.
 Previously, Mr. Morgan was President and Director of
 Cincinnati Financial Corporation and Cincinnati
 Insurance Company.(4)

 Michael H. Norris, 58, Retired as President and                    1985              16,087            .0239
 Director, The Deerfield Manufacturing Co., a fabricator
 of sheet metal stampings, deep drawn parts and
 assemblies, and retired as Group Vice President and
 Director of the Ralph J. Stolle Company since January,
 1994.

 James E. Rogers, 48, Vice Chairman, President and Chief            1995               1,600            .0024
 Operating Officer, CINergy Corporation.  Previously,
 Chairman, President and Chief Executive Officer of PSI
 Energy, Inc.

 Brian H. Rowe, 63, Chairman, GE Aircraft Engines,                  1980              15,480            .0230
 General Electric Company since September, 1993.
 Previously Mr. Rowe was President and Chief Executive
 Officer of GE Aircraft Engines, General Electric Company
 since August, 1991.  Formerly, Mr. Rowe was Senior Vice
 President of GE Aircraft Engines, General Electric
 Company.

 George A. Schaefer, Jr., 49, President and Chief                   1988             250,017            .3712
 Executive Officer of Fifth Third and The Fifth Third
 Bank since January, 1991.  Previously, Mr. Schaefer was
 President and Chief Operating Officer of Fifth Third and
 The Fifth Third Bank.
 Director of Community Mutual Insurance Company.

 John J. Schiff, Jr., 51, Chairman and Director, John J.            1983              72,165            .1071
 & Thomas R. Schiff & Co., Inc., an insurance agency.
 Chairman and Director of Cincinnati Financial Corp. and
 Cincinnati Insurance Co.
 Director of Cincinnati Gas & Electric Company, Standard
 Register Co. and Cincinnati Bengals.(4)

 Dennis J. Sullivan, Jr., 63, Executive Counselor of Dan            1984              22,264            .0331
 Pinger Public Relations, Inc., a public relations
 agency, since February, 1993.  Formerly, Director,
 Executive Vice President and Chief Financial Officer of
 Cincinnati Bell, Inc. and Cincinnati Bell Telephone
 Company.  Director of Community Mutual Insurance
 Company, Access Corporation and The Future Now, Inc.

----------------------------------------------------------------------------------------------------------------
                                                                                     SHARES OF FIFTH THIRD
                                                                                   COMMON STOCK BENEFICIALLY
                                                                                    OWNED AT SEPTEMBER 30,
                                                                                          1995(3)(6)
                                                                                     NUMBER OF
 NAME, AGE AND PRINCIPAL OCCUPATION DURING PAST FIVE         DIRECTOR OF FIFTH         SHARES        PERCENT
 YEARS; OTHER DIRECTORSHIPS(1)                                 THIRD SINCE(2)          OWNED         OF CLASS
----------------------------------------------------------------------------------------------------------------
 Dudley S. Taft, 54, President and Director, Taft                   1981              20,773            .0308
 Broadcasting Company, owner and operator of television
 broadcasting stations.
 Director of The Union Central Life Insurance Company,
 Cincinnati Gas & Electric Company, United States Playing
 Card Co. and The Future Now, Inc.

 EXECUTIVE OFFICERS

 Michael D. Baker, 44, Executive Vice President of Fifth            ----              53,682            .0797
 Third since August, 1995, and Senior Vice President of
 The Fifth Third Bank.  Previously, Mr. Baker was Senior
 Vice President of Fifth Third since March, 1993.

 P. Michael Brumm, 48, Executive Vice President of Fifth            ----              56,744            .0842
 Third since August, 1995, and Chief Financial Officer
 since 1990.  Previously, Mr. Brumm was Senior Vice
 President of Fifth Third and The Fifth Third Bank.

 Michael K. Keating, 39, Executive Vice President of                ----              29,101            .0432
 Fifth Third since August, 1995, and General Counsel of
 Fifth Third since March, 1993.  Previously, Mr. Keating
 was Senior Vice President and Counsel of The Fifth Third
 Bank since November, 1989, and Secretary of Fifth Third
 and The Fifth Third Bank since January, 1994.  Mr.
 Keating is a son of Mr. William J. Keating, Director.

 George W. Landry, 55, Executive Vice President of Fifth            ----             107,623            .1598
 Third and The Fifth Third Bank.

 Robert P. Niehaus, 49, Executive Vice President of Fifth           ----              63,187            .0938
 Third since August, 1995, and Senior Vice President of
 The Fifth Third Bank.  Previously, Mr. Niehaus was
 Senior Vice President of Fifth Third.

 Stephen J. Schrantz, 45, Executive Vice President of               ----              76,151            .1131
 Fifth Third and The Fifth Third Bank.  Director of The
 Frank Herschede Company.

 All Directors and Executive Officers as a Group (27                ----           1,435,841           2.1316
 persons)(5)

(1) Unless otherwise indicated, the director or officer has had the same principal occupation for the past five years. Biographical information given as of December 31, 1994.

                                      -89-

(2) On April 15, 1975, the Board of Directors of The Fifth Third Bank became the Board of Directors of Fifth Third pursuant to an Agreement and Plan of Reorganization under which Fifth Third acquired The Fifth Third Bank. Service on the Board of The Fifth Third Bank prior to April 15, 1975 is reflected in the dates shown above. All of the Directors are also directors of The Fifth Third Bank, except for Messrs. Boesel, Donnell and Gorr, who are members of the Board of Directors of The Fifth Third Bank of Northwestern Ohio, N.A.

(3) As reported to Fifth Third by the persons listed as of the date stated. Includes shares held in the name of spouses, minor children, certain relatives, trusts, estates and certain affiliated companies as to which beneficial ownership may be disclaimed.

(4) Messrs. Morgan and Schiff, Jr. are officers and directors of Cincinnati Financial Corporation, and Mr. Barrett is an officer and director of The Western-Southern Life Insurance Company, whose holdings of shares of Fifth Third Common Stock with their affiliates are more fully set forth above under the caption "CERTAIN BENEFICIAL OWNERS OF FIFTH THIRD COMMON STOCK."

(5) Shares of Fifth Third Common Stock held by The Fifth Third Bank in its fiduciary capacity, as set forth above under the caption "CERTAIN BENEFICIAL OWNERS OF FIFTH THIRD COMMON STOCK," are not included in these totals.

(6) The amounts shown represent the total shares owned outright by such individuals together with shares which are issuable upon the exercise of all stock options which are currently exercisable. Specifically, the following individuals have the right to acquire the shares indicated after their names, upon the exercise of such stock options:
         Mr. Baker, 21,563; Mr. Barrett, 8,625; Mr. Boesel, 8,625; Mr. Brumm, 20,313; Mr. Buenger, 3,000; Mr. Dirvin, 8,625; Mr. Donnell, 6,249; Mr.
         Farmer, 8,625; Mr. Geary, 6,375; Mr. Gorr, 5,250; Mr. Head, 13,688;
         Ms. Herschede, 3,000; Mr. Kagler, 3,000; Mr. M. Keating, 18,750; Mr.
         W. Keating, 3,000; Mr. Kiggen, 8,625; Mr. Landry, 51,625; Mr. Morgan, 13,688; Mr. Niehaus, 20,313; Mr. Norris, 5,000; Mr. Rowe, 8,625; Mr.
         Schaefer, 140,000; Mr. Schiff, 5,250; Mr. Schrantz, 49,375; Mr. Sullivan, 3,000; and Mr. Taft, 3,000.


                                 LEGAL MATTERS

         Certain legal matters will be passed upon for Kentucky Enterprise by Housley Goldberg Kantarian & Bronstein, P.C., Washington, D.C. Counsel employed by The Fifth Third Bank has rendered his opinion that the shares of Fifth Third Common Stock to be issued to the shareholders of Kentucky Enterprise in connection with the Merger have been duly authorized and, if issued pursuant to the Affiliation Agreement and the Merger Agreement, will be validly issued, fully paid and non-assessable under the current laws of the State of Ohio. Dinsmore & Shohl, Cincinnati, Ohio, will render its opinion with respect to certain federal income tax consequences of the Merger to Fifth Third, Kentucky Enterprise and the shareholders of Kentucky Enterprise. At December 1, 1995, attorneys at Dinsmore & Shohl beneficially owned 30,798 shares of Fifth Third Common Stock.

                                    EXPERTS

         The financial statements incorporated in this Proxy Statement and Prospectus by reference from Fifth Third's 1994 Annual Report to Shareholders which accompanies this Proxy Statement and Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for debt and equity securities) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Kentucky Enterprise as of June 30, 1995 and 1994, and for each of the years in the three-year period ended June 30, 1995, included herewith have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report (which report refers to changes in the method of accounting for the employee stock ownership plan in 1995, certain investments in debt and equity securities in 1994, and income taxes in 1993) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                            SHAREHOLDERS' PROPOSALS

         If the Merger fails to be consummated, any shareholder proposal, in order to be eligible for inclusion in the proxy materials for Kentucky Enterprise's Annual Meeting of Shareholders which would be held in November, 1996, must be received by Kentucky Enterprise on or before June 15, 1996, at its principal executive offices, 800 Monmouth Street, Newport, Kentucky 41071. The Board of Directors will review any shareholder proposals that are filed as required and will determine whether such proposals meet applicable criteria for inclusion in the proxy statement for consideration at the 1996 Annual Meeting of Shareholders.

                     RELATIONSHIP WITH INDEPENDENT AUDITORS

         KPMG Peat Marwick LLP was Kentucky Enterprise's independent certified public accountant for the 1995 fiscal year. The Board of Directors presently intends to renew Kentucky Enterprise's arrangement with KPMG Peat Marwick LLP to be its independent certified public accountant for the fiscal year ending June 30, 1996. A representative of KPMG Peat Marwick LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement, if so desired.

                                 OTHER MATTERS

         The Board of Directors of Kentucky Enterprise knows of no other matters which may come before the Annual Meeting. However, if any matters other than those set forth in the notice should be properly presented for action, including any adjournment of the Annual Meeting, such matters will be handled in accordance with applicable legal requirements.

               INDEX TO KENTUCKY ENTERPRISE FINANCIAL STATEMENTS




The following consolidated audited financial statements as of June 30, 1995 are included in this registration statement:


Independent Auditors' Report                                            F-1

Consolidated Statements of Financial Condition                          F-2

Consolidated Statements of Income                                       F-3

Consolidated Statements of Changes in Stockholders' Equity              F-4

Consolidated Statements of Cash Flows                                   F-5

Notes to Consolidated Financial Statements                              F-7



The following consolidated unaudited financial statements as of and for the three months ended September 30, 1995 are included in this registration statement:


Consolidated Statements of Financial Condition                          F-35

Consolidated Statements of Income                                       F-36

Consolidated Statements of Cash Flows                                   F-37

Notes to Consolidated Financial Statements                              F-38


                          Independent Auditors' Report



The Board of Directors and Stockholders
Kentucky Enterprise Bancorp, Inc.:


We have audited the accompanying consolidated statements of financial condition of Kentucky Enterprise Bancorp, Inc. and subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kentucky Enterprise Bancorp, Inc. and subsidiary as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans in 1995, and the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities in 1994, and No. 109, Accounting for Income Taxes in 1993.



                                                       /s/ KPMG Peat Marwick LLP

Cincinnati, Ohio
July 28, 1995, except as to Note 20,
    which is as of August 28, 1995

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY

                 Consolidated Statements of Financial Condition

                             June 30, 1995 and 1994

                            Assets                                                    1995                1994
                            ------                                                    ----                ----
Cash and amounts due from depository institutions                           $       2,060,217           2,620,998
Interest-bearing deposits in other banks                                            5,830,918           9,770,181
Securities available for sale (amortized cost of $16,278,670 in
     1995 and $10,833,394 in 1994)  (note 3)                                       16,527,440          10,722,170
Securities held to maturity (market value of
     $27,396,447 in 1995 and $49,928,845 in 1994) (note 3)                         27,527,182          50,728,466
Mortgage-backed securities (market value of $68,604,087
     in 1995 and $73,240,664 in 1994) (note 4)                                     68,933,746          74,232,452
Loans receivable held to maturity, net (note 5)                                                       128,536,623
                                                                                  151,740,468
Federal Home Loan Bank of Cincinnati stock, at cost
     (note 7)                                                                       3,542,200           3,324,300
Accrued interest receivable (note 8)                                                1,621,897           1,527,039
Premises and equipment (note 9)                                                     2,059,491           2,209,078
Prepaid expenses and other assets                                                     521,591             537,923
                                                                            -----------------         -----------
Total assets                                                                $     280,365,150         284,209,230
                                                                            =================         ============

                   Liabilities and Stockholders' Equity
                   ------------------------------------
Deposits (note 10)                                                          $     227,268,535         233,755,202
Advances from Federal Home Loan Bank of Cincinnati (note 11)                          324,000             351,000
Advances from borrowers for taxes and insurance                                     1,297,185           1,398,448
Income taxes (note 13):
     Current                                                                                -              47,706
     Deferred                                                                         722,839             633,797
Accrued expenses and other liabilities                                              1,725,072           1,272,281
                                                                            -----------------         -----------
Total liabilities                                                                 231,337,631         237,458,434
Commitments and contingencies (note 16)
Stockholders' equity:
Serial preferred stock, $.01 par value; 4,000,000 shares
     authorized;  none issued                                                               -                   -
Common stock, $.01 par value; 8,000,000 shares authorized;
     2,750,800 shares issued and outstanding                                           27,508              27,508
Additional paid-in capital                                                         27,239,487          26,647,369
Retained earnings - substantially restricted (notes 2, 13, and 17)                 23,474,974          22,693,565
Unrealized net gain (loss) on securities available for sale (note 3)                  164,188             (73,408)
Employee stock ownership plan (note 15)                                            (1,349,637)         (1,662,571)
Management recognition plans (note 15)                                               (529,001)           (881,667)
                                                                            -----------------         -----------
Total stockholders' equity                                                         49,027,519          46,750,796
                                                                            -----------------         -----------
Total liabilities and stockholders' equity                                  $     280,365,150         284,209,230
                                                                            =================         ===========



The accompanying notes are an integral part of these consolidated financial statements.

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY

                       Consolidated Statements of Income

                    Years ended June 30, 1995, 1994 and 1993

                                                                      1995              1994             1993
                                                                      ----              ----             ----
Interest income:
  Loans receivable:
     Mortgage loans                                            $    10,067,171          9,030,337      10,935,413
     Consumer and other loans                                          737,190            580,725         625,027
  Securities held to maturity and available for sale                 2,605,270          2,905,112       2,806,777
  Mortgage-backed securities                                         4,499,723          3,523,967       4,475,687
  Interest-bearing deposits                                            194,945            305,218         232,379
                                                               ---------------         ----------      ----------
            Total interest income                                   18,104,299         16,345,359      19,075,283
                                                               ---------------         ----------      ----------
Interest expense:
  Deposits (note 10)                                                 9,744,132          9,534,919      11,239,739
  Federal Home Loan Bank of Cincinnati advances                         24,841             26,869          28,849
                                                               ---------------         ----------      ----------
            Total interest expense                                   9,768,973          9,561,788      11,268,588
                                                               ---------------         ----------      ----------
            Net interest income                                      8,335,326          6,783,571       7,806,695
Provision for loan losses (note 5)                                      35,000             66,000         260,000
                                                               ---------------         ----------      ----------
            Net interest income after provision for loan             8,300,326          6,717,571       7,546,695
                 losses
                                                               ---------------         ----------      ----------
Non-interest income - service charges and other fees                   432,941            414,344         516,340
Non-interest expense:
  Compensation and benefits                                          4,306,735          3,496,965       3,285,592
  Occupancy expense                                                    500,704            527,309         554,107
  Federal insurance premiums                                           535,838            565,972         496,654
  Data processing                                                      322,132            324,967         353,859
  Franchise and other taxes                                            255,067            226,523         233,486
  Other real estate owned expense, net                                  10,220             70,335          37,829
  Other, net                                                           897,674            725,866         787,957
                                                               ---------------         ----------      ----------
            Total non-interest expense                               6,828,370          5,937,937       5,749,484
                                                               ---------------         ----------      ----------
            Income before income tax expense and
               cumulative effect of change in accounting
               principle                                             1,904,897          1,193,978       2,313,551
Income tax expense (note 13)                                           605,000            310,000         765,000
                                                               ---------------         ----------      ----------

            Income before cumulative effect of change
               in accounting principle                               1,299,897            883,978       1,548,551
Cumulative effect at July 1, 1992 of change
   in accounting for income taxes (note 13)                                  -             -              172,000
                                                               ---------------         ----------      ----------
            Net income                                         $     1,299,897            883,978       1,376,551
                                                               ===============         ==========      ==========
Weighted average shares outstanding                                  2,701,555          2,891,557             N/A
                                                               ===============         ==========      ==========
Net income per share since conversion (note 1)                 $           .48               .14              N/A
                                                               ===============         ==========      ==========


The accompanying notes are an integral part of these consolidated financial statements.

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY
           Consolidated Statements of Changes in Stockholder's Equity
                    Years ended June 30, 1995, 1994 and 1993

                                                                                   Unrealized
                                                                                   gain (loss)
                                                                                       on       Unallocated    Unearned
                                                          Additional               securities      common       common
                                               Common      paid-in    Retained      available    stock held   stock held
                                                stock      capital    earnings      for sale      by ESOP       by MRPs    Total
                                                -----      -------    --------      --------      -------     ----------   -----
 Balances at June 30, 1992                     $  -           -       20,433,036        -           -                    20,433,036
 Net income                                       -           -        1,376,551        -           -             -       1,376,551
                                               --------  ----------   ----------   ---------   ----------     ---------  ----------
 Balances at June 30, 1993                        -           -       21,809,587        -           -             -      21,809,587
 Net income                                       -           -          883,978        -           -             -         883,978

 Net proceeds from 2,433,400 shares of common    24,334  23,412,307        -             -          -             -      23,436,641
   stock issued in stock conversion (note 2)
 Purchase of 105,800 shares of common stock by    1,058   1,056,942        -             -          -        (1,058,000)      -
   management recognition plans (note 15)
 Purchase of 211,600 shares of common stock by    2,116   2,113,884        -             -     (2,116,000)        -           -
   employee stock ownership plan (note 15)
 Amortization of employee stock ownership plan    -          64,236        -             -        453,429       176,333     693,998
   and management recognition plans (note 15)
 Unrealized loss on securities available for      -           -            -         (73,408)       -             -         (73,408)
   sale, net of tax                            --------  ----------   ----------   ---------   ----------     ---------  ----------

 Balances at June 30, 1994                       27,508  26,647,369   22,693,565     (73,408)  (1,662,571)     (881,667) 46,750,796
 Net income                                       -           -        1,299,897         -          -             -       1,299,897
 Dividends on common stock at $0.20 per share,
   net of dividends on unallocated common stock
   held by ESOP                                   -           -         (518,488)        -          -             -        (518,488)
 Amortization of employee stock ownership plan
   and management recognition plans (note 15)     -         592,118         -             -       312,934       352,666   1,257,718
 Unrealized gain on securities available
   for sale, net of tax                           -           -             -        237,596        -              -        237,596
                                              ---------   ---------   ----------   ---------   ----------     ---------  ----------
 Balances at June 30, 1995                      $27,508  27,239,487   23,474,974     164,188   (1,349,637)     (529,001) 49,027,519
                                              =========  ==========   ==========   =========   ==========    ==========  ==========


The accompanying notes are an integral part of these consolidated financial statements.

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY
                     Consolidated Statements of Cash Flows
                    Years ended June 30, 1995, 1994 and 1993

                                                                          1995                1994              1993
                                                                          ----                ----              ----
Cash flows from operating activities:
        Net income                                           $       1,299,897             883,978         1,376,551
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Amortization and accretion, net                                 (366,721)            537,467           617,746
      Depreciation of premises and equipment                           163,197             187,805           191,457
      Provision for loan losses                                         35,000              66,000           260,000
      Provision for real estate owned losses                                 -                   -            31,300
      Federal Home Loan Bank of Cincinnati stock
        dividend                                                      (217,900)           (157,000)         (136,300)
      Management recognition plans amortization                        516,114             176,333                 -
      Employee stock ownership plan amortization                       741,604             453,429                 -
      Deferred taxes                                                     3,621             (41,600)         (111,000)
      Change in:
        Accrued interest receivable                                    (94,858)           (159,658)          375,586
        Prepaid expenses and other assets                              105,200             (20,536)           (9,801)
        Income taxes                                                  (173,551)            (70,417)           73,001
        Accrued expenses and other liabilities                         452,791             410,236           449,282
      Other, net                                                             -              69,801           (92,482)
                                                             -----------------        ------------      ------------
           Net cash provided by operating activities                 2,464,394           2,335,838         3,025,340
                                                             -----------------        ------------      ------------
Cash flows from investing activities:
  Net (increase) decrease in loans receivable                      (23,125,104)          1,716,078        11,806,841
  Purchases of securities:
    Available for sale                                             (10,357,339)        (22,054,335)                -
    Held to maturity                                                (1,406,902)        (51,374,290)      (24,702,620)
  Proceeds from maturities of securities:
    Available for sale                                               5,000,000          10,575,000                 -
    Held to maturity                                                24,500,000          39,500,000        32,746,000
  Purchases of mortgage-backed securities                           (7,019,891)        (18,466,435)      (32,811,227)
  Principal collected on mortgage-backed securities                 12,591,826          29,935,435        21,538,162
  Additions to premises and equipment                                  (20,904)            (42,528)          (84,236)
  Proceeds from disposal of premises and equipment                       7,294                   -           217,200
                                                             -----------------        ------------      ------------
           Net cash provided by (used in) investing
              activities                                               168,980         (10,211,075)        8,710,120
                                                             -----------------        ------------      ------------
Cash flows from financing activities:
  Net decrease in deposits                                          (6,486,667)        (14,800,867)      (13,208,089)
  Proceeds from stock conversion, net of
    conversion costs                                                         -          23,436,641                 -
  Repayments of advances from the Federal Home
    Loan Bank of Cincinnati                                            (27,000)            (27,000)          (27,000)
  Dividends paid                                                      (518,488)                  -                 -
  Net increase (decrease) in advances from
    borrowers for taxes and insurance                                 (101,263)            227,762          (136,513)
                                                             -----------------        ------------      ------------
        Net cash provided by (used in) financing
           activities                                               (7,133,418)          8,836,536       (13,371,602)
                                                             -----------------        ------------      ------------


                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY
                Consolidated Statements of Cash Flows, Continued
                    Years ended June 30, 1995, 1994 and 1993




                                                            1995                1994                 1993
                                                            ----                ----                 ----
Net increase (decrease) in cash and cash
  equivalents                                      $       (4,500,044)            961,299           (1,636,142)
Cash and cash equivalents, beginning of year               12,391,179          11,429,880           13,066,022
                                                   ------------------          ----------          -----------
Cash and cash equivalents, end of year             $        7,891,135          12,391,179           11,429,880
                                                   ==================          ==========           ==========
Noncash activity:
  Additions to real estate owned                   $           19,481               -                   58,027
  Loans originated to finance the sale of real
    estate owned                                                -                   -                   57,300
  Unrealized (gain) loss on securities
    available for sale                                       (359,994)            111,224                -
  Additional paid-in-capital for compensation
    expense for tax purposes in excess of
    amounts recognized for financial reporting
    purposes                                       $          208,841              64,236                -
                                                   ==================          ==========           ==========

Supplemental disclosures:
  Interest paid on deposits                        $        9,610,471           9,601,613           11,294,405
  Interest paid on advances from Federal
    Home Loan Bank of Cincinnati                               24,841              26,869               28,849
  Income taxes paid                                $          455,000             415,000              975,000
                                                   ==================          ==========           ==========

The accompanying notes are an integral part of these consolidated financial statements.

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                          June 30, 1995, 1994 and 1993

(1)Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. A description of the more significant accounting policies follows:

         (a)     Basis of Presentation
                 ---------------------
                 The accompanying consolidated financial statements include the accounts of Kentucky Enterprise Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Kentucky Enterprise Bank, F.S.B. (the "Bank"). The Company, an Ohio corporation, was organized to act as the holding company of the Bank. All intercompany accounts and transactions have been eliminated.

                 As more fully described in Note 2, the Bank completed its conversion from the mutual to capital stock form of ownership in fiscal 1994. Upon its conversion, the Company simultaneously acquired all of the outstanding stock of the Bank. Prior to fiscal year 1994, the financial statements include the accounts of the Bank only.

                 The Bank's primary business activities include attracting deposits from the general public and originating one-to-four family residential property loans. The Bank also makes construction and consumer loans and invests in mortgage-backed and other securities. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation
                 (FDIC). The Bank is a Federally chartered savings bank and is subject to comprehensive regulation, examination and supervision by the FDIC and the Office of Thrift Supervision.

                 Certain fiscal 1994 and 1993 amounts have been reclassified to conform with the current year presentation.

         (b)     Cash Equivalents
                 ----------------
                 Cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks.

                 For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity at date of purchase of 90 days or less to be cash equivalents.

         (c)     Securities
                 ----------
                 In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires that debt and equity securities be classified into one of three categories: held to maturity, available for sale or trading. Securities held to maturity are limited to debt securities that the holder has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Securities held for trading are limited to debt and equity securities that are held principally to be sold in the near term; these securities are reported at fair value, and unrealized gains and loss are reflected in earnings. Securities held as available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses are not reflected in earnings but are reflected as a separate component of stockholders' equity, net of income taxes. Under SFAS No. 115, securities that could be sold in the future because of changes in interest rates or other factors may not be classified as held to maturity.

                 In fiscal year 1994, the Company adopted SFAS No. 115. Accordingly, all securities that the Company does not have the ability or intent to hold to maturity are classified as securities available for sale and are carried at fair value. Securities classified as held to maturity are reported at amortized cost. Unrealized gains and losses on securities available for sale are reported as a separate component of stockholders' equity, net of income taxes. The Company has no investments classified as trading securities. The adoption of SFAS No. 115 had no effect on the Company's fiscal year 1994 consolidated financial statements.

                 Premiums and discounts are recognized as interest income using a method that approximates the level-yield method over the period to maturity.

                 Gains and losses on the sale of securities are determined using the specific identification method.

         (d)     Mortgage-Backed Securities
                 --------------------------
                 Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. SFAS No. 115, discussed above, also applies to investments in mortgage-backed securities. These securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts, as the Company has the ability and the intent to hold these securities to maturity. Premiums and discounts are amortized using the level-yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Gains and losses on the sale of mortgage-backed securities are determined using the specific identification method.

         (e)     Loans Receivable
                 ----------------
                 Loans receivable are stated at unpaid principal balances, less unearned discounts, net deferred loan origination fees and the allowance for loan losses.

                 Discounts on first mortgage loans purchased are amortized to income using the level-yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts on consumer loans are recognized over the lives of the loans using the level-yield method.

                 Uncollectible interest on loans that are contractually ninety days or more past due is charged off, or an allowance is established. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

                 Provisions for losses on loans are estimated periodically and are charged to operations based on management's evaluation of the loan portfolio. The allowance for possible loan losses is based on a periodic analysis of the loan portfolio and reflects an amount which in management's judgment is adequate to provide for possible loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors such as the Company's loan growth, prior loss experience, present and potential risks of the loan portfolio and current economic conditions. Loans are charged off against the allowance for loan losses when the collectibility of loan principal is unlikely. Recoveries of loans previously charged off are credited to the allowance.

                 Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on unanticipated changes in economic conditions, particularly in the Northern Kentucky region. In addition, the FDIC and the Office of Thrift Supervision, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

                 Loan fees received are accounted for in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the level-yield method over the contractual lives of the loans. Unamortized net fees are credited to income when loans pay off prior to scheduled maturity. Accretion of net loan fees on potential problem loans is suspended when, in the opinion of management, such suspension is warranted.

                 In 1993, the FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. These pronouncements require that the expected loss of interest income on nonperforming loans be taken into account when calculating loan loss reserves and that specified impaired loans be measured based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or at the fair value
                 of the collateral if   the loan is collateral dependent.

                 The Company adopted SFAS No. 118 and 114 in fiscal year 1995 and 1994, respectively. The adoption of these standards did not have a material effect on the Company's consolidated financial statements.

         (f)     Real Estate Owned
                 -----------------
                 Real estate acquired through foreclosure or in-substance foreclosure is reported at the lower of cost or fair value at acquisition (or in-substance foreclosure) date, and subsequently at the lower of its new cost or fair value, less estimated selling costs.

         (g)     Premises and Equipment
                 ----------------------
                 Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Estimated useful lives are ten to fifty years for office buildings and improvements and three to fifteen years for furniture, fixtures and equipment.

         (h)     Income Taxes
                 ------------
                 Effective July 1, 1992, the Company adopted SFAS 109, Accounting for Income Taxes. SFAS 109 requires a change from the deferred method of accounting for income taxes of Accounting Principles Board (APB) Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes that reenactment date. The Company has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of income.

         (i)     Net Income Per Share
                 --------------------
                 Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents, when dilutive, outstanding during the period. Net income per share is not applicable for periods prior to the completion of the Bank's stock conversion on December 16, 1993. The 1994 net income per share has been computed based upon net income for the period from January 1, 1994 to June 30, 1994. The effect on net income per share for the post-conversion period from December 16, 1993 to December 31, 1993 is not meaningful.

         (j)     Employee Stock Ownership Plan
                 -----------------------------
                 On November 22, 1993, the American Institute of Certified Public Accountants issued Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans ("SOP 93-6"). SOP 93-6 requires that compensation expense be recognized for shares committed to be released to directly compensate employees in an amount equal to the fair value of the shares committed. The difference between the fair value of the shares committed to be released and the cost of such shares is charged or credited to additional paid-in capital. Additionally, ESOP shares that have been committed to be released are considered outstanding for earnings per share computations. Prior practice was to recognize compensation expense based on the employer's contributions to the ESOP, and to treat all shares held by the ESOP as outstanding shares in the determination of earnings per share. The Company adopted SOP 93-6 on July 1, 1994 on a prospective basis.


(2)      Conversion to Stock Form of Ownership
         -------------------------------------
On June 17, 1993, the Board of Directors of the Bank adopted a Plan of Conversion to convert from mutual to stock form. On December 16, 1993, the Bank completed its Conversion and was simultaneously acquired by the Company. On the date of the Conversion, the Company issued 2,433,400 shares of common stock, $.01 par value, at $10 per share, and 211,600 and 105,800 shares, respectively, were acquired by the Employee Stock Ownership Plan and Management Recognition Plans. Net proceeds from the Conversion totaled $23,436,641. In accordance with the Plan of Conversion, the Company retained approximately $11,000,000 of the net proceeds and used the remaining to purchase all of the outstanding stock of the Bank. The financial position and results of operations of the Company only as of and for the year ended June 30, 1995 and for the period from conversion through June 30, 1994 are presented in Note 18. Costs related to the Conversion of $897,359 were charged against the Company's proceeds from the sale of stock.

At the time of conversion, the Bank established a liquidation account in an amount equal to the regulatory capital of the Bank as of the date of the most recent financial statements contained in the final subscription prospectus. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Current regulations allow the Bank to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required of the aforementioned liquidation account or applicable regulatory capital requirements or if such dividend would not otherwise violate regulatory requirements.

(3)      Securities
         ----------
The following summarizes securities available for sale at June 30, which are comprised entirely of United States Government and agency obligations:

                                                    Gross             Gross
                               Amortized          unrealized        unrealized          Market
                                  cost              gains             losses            value
                          ----------------        -----------       ----------         ----------
         1995             $     16,278,670            256,751           (7,981)        16,527,440
                          ================        ===========       ==========         ==========
         1994             $     10,833,394             -              (111,224)        10,722,170
                          ================        ===========       ==========         ==========


      The amortized cost and market values of securities held to maturity at June 30, which are comprised entirely of United States Government and agency obligations are summarized as follows:

                                                    Gross             Gross
                                Amortized        unrealized        unrealized          Market
                                  cost              gains            losses             value
                          ----------------       ----------        ----------         ----------
         1995             $     27,527,182           44,295          (175,030)        27,396,447
                          ================       ==========        ==========         ==========
         1994             $     50,728,466            3,423          (803,044)        49,928,845
                          ================       ==========        ==========         ==========


The amortized cost and market value of debt securities at June 30, 1995, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.


                                                    Available for Sale                    Held to Maturity
                                              -----------------------------         ---------------------------
                                                   Amortized        Market          Amortized         Market
                                                      cost          value             cost            value
                                              ----------------    ---------         ----------       ----------
         Due in one year or less              $      1,497,390     1,493,285        26,027,182       25,852,152
         Due after one year through
         five years
                                                    14,781,280    15,034,155         1,500,000        1,544,295
                                              ----------------    ----------        ----------       ----------
                                              $     16,278,670    16,527,440        27,527,182       27,396,447
                                              ================    ==========        ==========       ==========


(4) Mortgage-Backed Securities

The carrying value and estimated market value of mortgage-backed securities, all of which are held to maturity, at June 30 are summarized as follows:

                                                                          1995
                              -----------------------------------------------------------------------------------------
                                   Principal        Unamortized         Unearned            Carrying          Market
                                    balance           premiums          discounts             value            value
                              ----------------      -----------       -----------          ----------        ----------
GNMA certificates             $      5,401,115         26,316            (18,189)           5,409,242         5,566,367
FHLMC certificates                  24,750,533        228,510           (611,799)          24,367,244        24,373,368
FNMA certificates                   31,429,442        292,789           (450,758)          31,271,473        31,189,263
Collaterialized Mortgage             7,876,022          9,765                -              7,885,787         7,475,089
Obligations                   ----------------      ---------         ----------           ----------        ----------
                              $     69,457,112        557,380         (1,080,746)          68,933,746        68,604,087
                              ================      =========         ==========           ==========        ==========


                                                                           1994
                              -----------------------------------------------------------------------------------------
                                   Principal         Unamortized       Unearned             Carrying           Market
                                    balance           premiums         discounts             value             value
                              ----------------      -----------       -----------          ----------        ----------
GNMA certificates              $     6,034,251       39,738            (21,170)             6,052,819         6,005,227
FHLMC certificates                  21,953,106      312,794           (111,199)            22,154,701        22,033,595
FNMA certificates                   34,073,095      353,301           (521,558)            33,904,838        33,259,268
Collateralized Mortgage
   Obligations                      12,073,778       46,316                -               12,120,094        11,942,574
                              ----------------      -------           --------             ----------        ----------
                               $    74,134,230      752,149           (653,927)            74,232,452        73,240,664
                              ================      =========         ==========           ==========        ==========


The carrying value and estimated market value of mortgage-backed securities, held to maturity, at June 30 are as follows:

                                                  Gross             Gross
                              Amortized         unrealized       unrealized           Market
                                 cost             gains            losses             value
                         -----------------      ----------       ----------          ----------
   1995                  $      68,933,746        870,117        (1,199,776)         68,604,087
                         =================        =======         =========          ==========
   1994                  $      74,232,452        239,030        (1,230,818)         73,240,664
                         =================        =======         =========          ==========


Estimated market values for mortgage-backed securities are based on published market or securities dealers' estimated prices.

(5)
Loans Receivable Held to Maturity, Net
---------------------------------------

                                                               1995                1994
                                                               ----                ----
Mortgage loans:
    Secured by one-to-four family residences          $      138,155,301         115,919,355
    Secured by other properties                                3,470,603           4,107,270
    Construction loans                                         5,328,045           4,405,315
                                                      ------------------         -----------
                                                             146,953,949         124,431,940

    Undisbursed portion of construction loans                (2,842,464)         (3,021,594)
    Unearned discounts                                           (3,922)             (9,133)
    Net deferred loan origination fees                         (414,952)           (384,005)
                                                      ------------------         -----------
              Net mortgage loans                             143,692,611         121,017,208
                                                      ------------------         -----------

Consumer and other loans:
    Loans on deposit accounts                                  1,995,201           1,929,163
    Home equity loans                                          5,807,743           5,473,727
    Other                                                        728,485             507,511
                                                      ------------------         -----------
                                                               8,531,429           7,910,401


   Net deferred loan origination costs                            97,641             111,847
   Unearned discounts                                           (91,395)            (48,015)
                                                      ------------------         -----------
              Net consumer and other loans                     8,537,675           7,974,233
                                                      ------------------         -----------
Allowance for loan losses                                      (489,818)           (454,818)
                                                      ------------------         -----------
              Total loans receivable, net             $      151,740,468         128,536,623
                                                      ==================         ===========


Loans receivable included approximately $75,000,000 and $58,600,000 of adjustable rate loans at June 30, 1995 and 1994, respectively.

Changes in the allowance for loan losses are summarized as follows:

                                                   1995        1994        1993
                                                   ----        ----        ----
      Balance, beginning of year             $     454,818     393,318    133,318
      Provisions charged to income                  35,000      66,000    260,000
      Charge-offs                               -               (4,500)   -
                                             -------------     -------    -------
      Balance, end of year                   $     489,818     454,818    393,318
                                             =============     =======    =======


(6)
Real Estate Owned, Net
----------------------
There was no real estate owned as of June 30, 1995 and 1994.

Changes in the allowance for losses on real estate owned are summarized as follows:

                                                                        1995            1994           1993
                                                                        ----            ----           ----
                                  Balance, beginning of year            $  -           28,500         28,500
                                  Provision charged to income              -                -         31,300
                                  Charge-offs                              -          (28,500)       (31,300)
                                                                        -----         -------        -------
                                  Balance, end of year                  $  -                -         28,500
                                                                        =====         =======        =======

(7)
Investments Required by Law
---------------------------
A minimum of 1% of net home mortgage loans (mortgage loans and contracts secured by residential property less loans in process on residential property) is required to be maintained in Federal Home Loan Bank common stock. This minimum requirement was $1,912,100 and $1,668,200 at December 31, 1994 and 1993, respectively.

Accrued Interest Receivable
---------------------------
Accrued interest receivable as of June 30 is summarized as follows:

                                                                                       1995              1994
                                                                                       ----              ----
                                  Securities                                       $    478,190           561,830
                                  Mortgage-backed securities                            353,500           366,886
                                  Mortgage loans                                        718,785           543,804
                                  Consumer and other loans                               71,422            54,519
                                                                                   ------------         ---------
                                                                                   $  1,621,897         1,527,039
                                                                                   ============         =========

Accrued interest on loans receivable is net of an allowance for uncollected interest of $14,643 and $19,568 at June 30, 1995 and 1994, respectively.

(9)     Premises and Equipment
        ----------------------
Premises and equipment at June 30 are summarized as follows:

                                                                                          1995               1994
                                                                                          ----               ----
                               Land                                                   $    600,462            600,462
                               Office buildings and improvements                         3,017,661          3,011,666
                               Furniture, fixtures and equipment                           881,580            873,965
                                                                                      ------------        -----------
                                                                                         4,499,703          4,486,093
                               Accumulated depreciation                                 (2,440,212)        (2,277,015)
                                                                                      ------------        -----------
                                                                                      $  2,059,491          2,209,078
                                                                                      ============        ===========

(10) Deposits
     --------
Deposit balances at June 30 are summarized as follows:

                                                         1995                                    1994
                                          -----------------------------------            --------------------
                                                                   Weighted                          Weighted
                                                                   average                           average
                                                                   interest                          interest
                                           Amount       Percent      rate     Amount      Percent      rate
                                          -------------------------------------------------------------------
Non-interest bearing accounts:
   Demand accounts                        $   59,472           -       -       $   43,614           -       -
   Christmas Club accounts                   317,519          .1%      -          334,383          .1%      -
Interest bearing accounts:
   Passbook savings                       35,883,509        15.8    2.50       42,644,353        18.3    2.50
   NOW accounts                           21,857,514         9.7    2.12       22,854,235         9.8    2.18
   Variable rate money market
       accounts                           15,949,957         7.0    2.49       19,621,290         8.4    2.49
                                          ----------------------               ----------------------
                                          74,067,971        32.6    2.31       85,497,875        36.6    2.40

Certificates of deposit:

 3 months or less                          1,115,727          .5    3.27        1,587,080          .7    3.02

 Over 3 months to 6 months                10,175,449         4.5    5.11       14,488,060         6.2    3.29

 Over 6 months to 1 year                  23,875,513        10.5    5.72       23,879,638        10.2    3.72

 Over 1 year to 2 years                   74,916,442        33.0    5.70       56,263,585        24.1    4.79

 Over 2 years to 3 years                  11,607,283         5.1    5.07       14,979,125         6.4    4.76

 Over 3 years to 5 years                  27,487,456        12.1    5.95       32,966,091        14.1    6.06

 Over 5 years                              3,693,600         1.6    7.15        3,898,315         1.7    7.10
                                           ---------         ---    ----        ---------         ---    ----
                                         152,871,470        67.3    5.68      148,061,894        63.4    4.79

 Accrued interest on deposits                329,094          .1                  195,433           -
                                             -------          --                  -------  ----------

      Total Deposits                    $227,268,535      100.0%    4.59     $233,755,202      100.0%    3.91
                                        ============      ======             ============      ======

      Scheduled maturities of certificate of deposit accounts at June 30, 1995 are summarized as follows:


                    In the year ending:                              (Thousands)
                                                               -----------------
                         June 30, 1996                                   104,811
                         June 30, 1997                                    29,079
                         June 30, 1998                                    11,705
                         June 30, 1999                                     4,665
                         June 30, 2000 and thereafter                      2,611
                                                               -----------------
                                                               $         152,871
                                                               =================

The Company held 71 and 57 deposit accounts at June 30, 1995 and 1994, respectively, with balances greater than $100,000 with aggregate balances of $8,901,361 at June 30, 1995 and $7,433,602 at June 30, 1994.

Interest expense on deposits is summarized as follows:

                                                        1995                     1994                     1993
                                                        ----                     ----                     ----
 Passbook savings                                   $943,116                1,215,745                1,268,698
 NOW accounts                                        478,260                  484,558                  525,558
 Money market deposit accounts                       397,420                  557,374                  764,653
 Certificates of deposit                           7,925,336                7,277,242                8,680,830
                                                   ---------                ---------                ---------
      Total interest expense                    $  9,744,132                9,534,919               11,239,739
                                                ============                =========               ==========

(11)
Federal Home Loan Bank of Cincinnati Advances
--------------------------------------------
         Federal Home Loan Bank of Cincinnati (FHLB) advances represent funds loaned to the Company for the purpose of making loans under the Affordable Housing Program, as a part of the Community Reinvestment Act. Pursuant to collateral agreements with the FHLB, advances are secured in the amount of $486,000 by eligible mortgage collateral. These advances bear interest at 7.5% and have a maturity date of August 1, 2006.

(12)     Fair Value of Financial Instruments
         -----------------------------------
         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash Equivalents
         ----------------
         For those short-term investments, the carrying amount is a reasonable estimate of fair value.

         Investment Securities
         ---------------------
         For marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted price is not available, fair values are estimated using quoted market prices for similar securities.

         Mortgage-Backed Securities
         --------------------------
         Estimated market values for mortgage-backed securities are based on published market or securities dealers' estimated prices.

         Loans Receivable
         ----------------
         For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

         Deposit Liabilities
         -------------------
         The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

The estimated fair values of the Company's financial instruments at June 30 are as follows:

                                                                          1995                                1994
                                                             ------------------------------       -----------------------------
                                                               Carrying            Fair            Carrying            Fair
                                                                Amount             Value            Amount            Value
                                                              (Thousands)       (Thousands)       (Thousands)      (Thousands)
                                                             -------------       ----------       -----------      ------------
                Financial assets:
                     Cash equivalents                        $       7,891            7,891             12,391           12,391
                     Investment securities                          44,055           43,924             61,450           60,651
                     Mortgage-backed securities                     68,934           68,604             74,232           73,365
                Loans:
                     1-4 family adjustable rate
                             mortgages                              68,811           69,083             53,127           53,584
                     1-4 family fixed rate mortgages                74,617           75,559             67,684           65,377
                     Consumer loans                                  2,632            2,620              2,436            2,419
                     Other residential                               5,905            5,906              5,474            5,474
                     Non-accrual loans                                 265              265                271              271
                     Less: allowance for loan losses                  (490)            (490)              (455)            (455)
                                                             -------------       ----------        -----------     ------------
                     Net loans                                     151,740          152,943            128,537          126,670

                                                                          1995                                1994
                                                              ----------------------------        ----------------------------
                                                               Carrying            Fair            Carrying            Fair
                                                                Amount             Value            Amount            Value
                                                              (Thousands)       (Thousands)       (Thousands)      (Thousands)
                                                              -----------       ----------        ----------       -----------
                     Financial liabilities:
                     Deposits:
                     Certificates of deposits                      152,871          153,064            148,062          149,081
                     Money market deposits                          15,950           15,950             19,621           19,621
                     Passbook                                       36,262           36,262             43,023           43,023
                     Now accounts                                   21,857           21,857             22,854           22,854
                                                               -----------       ----------         ----------       ----------
                     Accrued interest                                  329              329                195              195
                     Total deposits                                227,269          227,462            233,755          234,774

                     FHLB advances                                     324              343                351              341

 (13)
Income Taxes

Total income tax expense for the years ended June 30 was allocated as follows:

                                                                                   1995             1994            1993
                                                                                   ----             ----            ----
                     Statements of income                                    $      605,000         310,000         765,000

                     Stockholders' equity:
                     Additional paid-in-capital for compensation
                          expense for tax purposes in excess of
                          amounts recognized for financial reporting
                          purposes                                                 (208,841)        (64,236)          -

                     Unrealized gains (losses) on securities
                          available for sale                                        122,398         (37,816)          -
                                                                             --------------       ---------       ---------
                              Total income tax expense                       $      518,557         207,948         765,000
                                                                             ===============      =========       =========


Income tax expense (benefit), from operations, for the years ended June 30 is summarized as follows:

                                                                               1995             1994            1993
                                                                               ----             ----            ----
                                                                                              <              <
                        Federal:
                            Current                                       $     601,379         449,600         876,000
                            Deferred                                             56,387         (41,600)       (111,000)
                                                                          -------------      ----------      ----------
                                                                                657,766         408,000         765,000
                        State:
                             Current                                                  -               -               -
                                                                          -------------      ----------       ---------

                            Deferred                                            (52,766)              -               -
                                                                          -------------      ----------       ---------
                                                                                (52,766)              -               -
                        Reduction of liability for income taxes,
                            upon settlement of open years with
                            IRS                                                                 (98,000)
                                                                          -------------      ----------       ---------
                                                                          $     605,000         310,000         765,000
                                                                          =============      ==========       =========

      The actual income tax expense attributable to income from operations for the years ended June 30, 1995, 1994 and 1993 differs from the "expected" amounts for those years (computed by applying the statutory U.S. Federal corporate tax rate of 34% to income before Federal income taxes) as follows:

                                                       1995                       1994                       1993
                                             ----------------------      ----------------------    ------------------------
                                                             % of                       % of                        % of
                                                             pretax                     pretax                     pretax
                                                Amount       income        Amount       income        Amount       income
                                             ----------     -------      ---------    ---------     ----------    ----------
          Computed "expected"
            tax expense                     $   648,000        34.0        406,000         34.0     $  786,000          34.0
          Increase (decrease) in
            income taxes resulting
            from:
              State income taxes,
                 net of Federal effect                                           -            -              -             -
                                                (35,000)       (1.8)
              Settlement of IRS issue               -             -        (98,000)        (8.2)             -             -

              Other                              (8,000)        (.4)         2,000           .2        (21,000)          (.9)
                                            -----------     -------        -------        -----      ---------        ------
                                            $   605,000        31.8        310,000         26.0      $ 765,000          33.1
                                            ===========     =======        =======        =====      =========        ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax ssets and deferred tax liabilities at June 30 are presented below:

                                                                                                       1995             1994
                                                                                                       ----             ----
                                    Deferred tax assets:
                                        Loan and real estate owned loss reserves                $      166,538           154,638
                                        Deferred loan fees                                             158,593           132,702
                                         Accrued expenses, principally due to
                                              differences in compensation and benefit
                                              accruals
                                                                                                       515,316           348,753
                                        Unrealized loss on investment securities                        -                 37,816
                                        Other                                                           17,772            15,076
                                                                                                    ----------        ----------
                                                  Total gross deferred assets                          858,219           688,985
                                                  Less-valuation allowance                              -                -
                                                                                                    ----------        ----------
                                                  Net deferred tax assets                              858,219           688,985
                                                                                                    ----------        ----------

                                    Deferred tax liabilities:
                                        Statutory bad debt deduction                                   301,068           249,534
                                        Deferred equity loan fee costs                                 105,278            38,028
                                        Federal Home Loan Bank stock dividends                         716,601           642,515
                                        Premises and equipment, principally due to
                                           differences in depreciation                                 183,417           208,966
                                        Prepaid pension costs                                          185,621           175,044
                                        Unrealized gain on investment securities                        84,582              -
                                        Other                                                            4,491             8,695
                                                                                                --------------         ---------
                                                  Total gross deferred tax liability                 1,581,058         1,322,782
                                                                                                --------------         ---------
                                                  Net deferred tax liability                    $      722,839           633,797
                                                                                                ==============         =========


      No valuation allowance for deferred tax assets was recorded as of June
             30, 1995, 1994 and 1993 as management believes that the amounts representing future deferred tax benefits will more likely than not be recognized since the Company is expected to have sufficient taxable income of an appropriate character within the carryback and carryforward period as permitted by the tax law to allow for utilization of the future deductible amounts.




      If certain provisions are met, the Company is allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction is 8% of income subject to tax before such deduction. If the amounts which qualify as deductions for Federal income tax purposes are later used for purposes other than to absorb loan losses, they will be subject to Federal income tax at the then current corporate rate. Retained earnings at June 30, 1995 include approximately $5,300,000 (representing allocations of earnings to bad debt deductions for tax purposes only) for which no deferred Federal income tax liability has been recognized.

(14)
                                 Benefit Plans
                                 -------------
The Company sponsors a defined benefit pension plan covering substantially all employees. The plan provides pension benefits that are based on the participant's annual rate of earnings, as defined, for a specified number of years of service prior to retirement. Pension contributions are made to the extent deductible under existing Federal tax regulations.

The following table sets forth the estimated funded status of the defined benefit pension plan at June 30:

                                                                             1995               1994
                                                                             ----               ----
   Actuarial present value of accumulated benefit
       obligation, including vested benefits of
       $2,081,000 and $1,788,000                                      $      2,085,000          1,796,000
                                                                      ================          =========

   Actuarial present value of projected benefit obligation
       for service rendered to date                                          2,779,000          2,537,000
   Less plan assets at fair value-primarily listed common
       stocks, U.S. Government and agency securities and
       collective funds                                                      2,812,000          2,449,000
                                                                      ----------------          ---------
   Plan assets in excess of (less than) projected benefit
       obligation                                                               33,000            (88,000)
   Unrecognized net loss from past experience different
       from that assumed and effects of changes in assumptions                 249,000            370,000
   Unrecognized net transition obligation                                       23,000             26,000
                                                                      ----------------          ---------
   Prepaid pension cost included in other assets                      $        305,000            308,000
                                                                      ================          =========


Net pension cost included the following components:

                                                         1995              1994             1993
                                                         ----              ----             ----
     Service cost benefits earned during the
     period                                       $        151,000           102,000           94,000
     Interest cost on projected benefit
         obligation                                        177,000           156,000          130,000
     Actual return of plan assets                         (199,000)         (176,000)         (82,000)
     Net amortization and deferral                          39,000            22,000          (49,000)
                                                  ----------------          --------          -------
     Net periodic pension cost                    $        168,000           104,000           93,000
                                                  ================          ========          =======


      Assumptions used in accounting for the plan for each of the years ended June 30, 1995, 1994 and 1993 were:

                                                          1995              1994             1993
                                                          ----              ----             ----
     Discount rates                                      7.00%             7.00%            7.75%
     Rates of increase in compensation levels            5.00%             5.25%            5.25%
     Expected long-term rate of return on assets         7.00%             7.00%            7.75%


      The Company has a Director Emeritus Plan which is a funded program designed to provide retirement benefits to members of the Board of Directors after their retirement from active service on the board. Any director who has met certain age and length of service requirements may elect to resign from the board and receive an annual amount equal to his/her most recent twelve months regular directors compensation for a specified number of years based on length of service, not to exceed ten years. Because the plan covers a limited number of participants, the Bank is accounting for the cost of each individual's benefits over that individual's remaining service period to eligibility, using a 7.0% discount rate. There were no retirees under this plan during the years ended June 30, 1995, 1994 and 1993. An estimate of the actuarially determined present value of future benefits of the directors eligible to participate in the plan of approximately $473,400 has been recorded in the financial statements as of June 30, 1995. The plan is fully funded with corresponding plan assets of approximately $478,000. Plan expense was approximately $74,000 and $400,000 for the years ended June 30, 1995 and 1993, respectively.


      In August 1993, the Company sponsored a Deferred Compensation Plan covering members of the Board of Directors and certain key employees. Under the plan, members of the Board of Directors may elect to defer all or a portion of their Directors' fees. Employees may elect to defer up to 25% of calendar year compensation otherwise payable in cash. Participants' investment options are restricted to the Company's common stock or interest bearing deposits offered by the Bank. Total Deferred Compensation Plan expense was approximately $70,000 and $187,000 for the years ended June 30, 1995 and 1994, respectively.

In connection with the conversion, the Company adopted a Supplemental
         Executive Retirement Agreement (SERA) in order to help secure the continued service of the Chief Executive Officer (CEO) of the Bank and Company. Upon termination of employment, the SERA will provide additional retirement benefits. Benefits to be paid under the SERA are accrued over the remaining period to the full eligibility date of the covered executive. Expense for the years ended June 30, 1995 and 1994 was approximately $175,000 and $77,000, respectively.

Also, the Bank maintains a savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all full-time employees after one year of continuous employment. Total savings plan expense was approximately $31,000, $52,000 and $44,000 for the years ended June 30, 1995, 1994 and 1993, respectively.

(15)
STOCK BENEFIT PLANS
-------------------

EMPLOYEE STOCK OWNERSHIP PLAN
-----------------------------
Effective January 1993, the Company established the Employee Stock
         Ownership Plan (ESOP) for the benefit of eligible employees, which purchased 211,600 shares of the Company's common stock in December 1993. To be eligible, an employee must be 21 years of age and have completed at least one year of service. Benefits under the ESOP become 100% vested after five years of service and prior service is includable. Shares are held in a suspense account for allocation among the participants as contributions are made to the ESOP. Shares released from the suspense account are allocated among participants based on their pro rata annual compensation. The purchase of the shares by the ESOP has been recorded in the consolidated financial statements through a credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the unallocated shares. The contra equity account will be reduced as the shares are committed to be released to the participants. The Bank intends to make annual contributions to the ESOP in an amount to be determined by the Board of Directors, but not less than the amount for shares allocated to participants under the ESOP. The ESOP requires annual principal payments of $302,286 each December for a period of seven years.

         During 1995 and 1994, the Bank made a contribution to the ESOP in the amount of $302,286. Compensation expense in 1994 included ESOP expense of $453,429 consisting of the required payment due December 16, 1993 to the ESOP, plus a monthly accrual of the minimum amount committed to be released in the current year. As discussed in Note 1, the Company adopted the provisions of SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans". In accordance with SOP 93-6, compensation expense in 1995 included $685,563 consisting of the fair value of the shares committed to be released during 1995, plus the fair value of additional shares released to reimburse the ESOP for dividends received on previously allocated shares. As of June 30, 1995, there were 61,522 allocated shares. An additional 15,114 shares were committed to be released as of June 30, 1995. The remaining 134,964 unallocated shares had a fair value of approximately $2,680,000 at June 30, 1995.


MANAGEMENT RECOGNITION PLANS
----------------------------
         The Company's Board of Directors established Management Recognition
             Plans and Trusts (MRPs) as a method of providing key employees with a proprietary interest in the Company in a manner designed to encourage such individuals to remain with the Company.

      In fiscal 1994, the Bank contributed $1,058,000 to the MRPs for the purpose of purchasing Company common stock. On December 16, 1993, the MRP trusts purchased 105,800 shares of Company common stock. All of these shares have been awarded as restricted stock, which will vest at the annual rate of 33 1/3% of the restricted stock granted. The shares issued to the MRPs have been recorded as outstanding shares, and unearned compensation under the MRPs is recorded as a reduction of stockholders' equity and is amortized to operations as the shares are earned. The plan contains provisions for forfeiture of unvested shares in the event of termination and vesting in the event of death, disability, retirement or a change in control.

      The MRPs also provide that the Company will pay MRP participants an amount in cash equal to the amount of the income tax benefits which would be received by the Company and the Bank as a result of the participant's recognition of ordinary income with respect to the MRPs.

      During the years ended June 30, 1995 and 1994, the Company recognized
             $650,237 and $319,557, respectively, in compensation expense related to the MRPs.

      STOCK OPTION AND INCENTIVE PLAN
      -------------------------------
      In connection with the conversion, the Company's Board of Directors adopted a stock option and incentive plan (the Plan). Under the Plan, options to purchase a total of 264,500 shares of Company common stock may be granted to the Company's directors and key employees.

      Upon consummation of the conversion in December 1993, stock options were granted for the purchase of 264,500 shares, exercisable at the market price at the date of grant of $10.00 per share. All of the options are nontransferable stock options and have a term of 10 years. At June 30, 1995, all of these options remain outstanding and exercisable.

(16)
COMMITMENTS
-----------

OFF-BALANCE SHEET RISK
----------------------
      The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments involve, to varying degrees, elements of credit risk that are not recognized in the consolidated statement of financial condition.

      The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and obligations as it does for on-balance sheet instruments. In extending commitments, the Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses, and may require payment of a fee.
             Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

      Financial instruments with off-balance sheet risk as of June 30, 1995 and 1994 were approximately as follows:

                                                            1995                            1994
                                                ---------------------------         -----------------------
                                                   Contract or                     Contract or
                                                    notional         Fair           notional         Fair
                                                     amount          value           amount         value
                                                --------------      -------         ---------     ---------
      Financial instruments whose contract
           amounts represent credit risk:
              Unadvanced lines of credit on
                 home equity loans              $    4,773,000      4,773,000       4,992,000     4,992,000
              Loan commitments:
                 Adjustable (5.75% to 7.50%)           440,000        440,000       3,480,000     3,480,000
                 Fixed (7.38% to 9.38%)              1,575,000      1,575,000       1,175,000     1,175,000


CONCENTRATION OF CREDIT RISK
----------------------------
The Company considers its primary market area for lending and savings activities to be the immediate geographic area of Northern Kentucky Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contractual obligation is reliant upon the economic stability of the region.

(17)  REGULATORY CAPITAL REQUIREMENTS

      The Financial Institutions Reform, Recovery and Enforcement Act of 1989
             (FIRREA) was signed into law on August 9, 1989; regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to its capital requirements, FIRREA includes provisions for changes in the Federal regulatory structure for institutions including a new deposit insurance system, increased deposit insurance premiums and restricted investment activities with respect to non-investment grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing related assets in order to qualify as an insured institution.

      Regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% leverage
             (core) capital ratio and an 8% risk-based (total) capital ratio. In conjunction with the risk-based capital requirement, the Office of Thrift Supervision (OTS) has assigned risk-weighting factors to all assets and certain commitments which are to be utilized in computing the amount of required capital.

      In addition, the OTS has proposed to amend its capital rule on the 3 percent core ratio requirements to reflect amendments made by the Office of the Comptroller of the Currency to the capital requirements for national banks. The proposal would establish a 3 percent core ratio for savings associations in the highest regulatory rating category. All other savings associations would be required to maintain core ratios of 4 percent to 5 percent.

      The Federal Deposit Insurance Corporation Improvement Act (FDICIA) was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

      The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized," an institution must generally have a leverage ratio of at least 5 percent, a Tier 1 risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent.

      At June 30, 1995, the Bank meets the regulatory requirements and expects to meet these regulatory provisions in the future.


 (18)
      PARENT COMPANY FINANCIAL STATEMENTS
      -----------------------------------

      Condensed financial data for Kentucky Enterprise Bancorp, Inc. (Parent company only) at June 30, 1995 and 1994 and for the year ended June 30, 1995 and for the period from inception at December 16, 1993 to June 30, 1994 are as follows:

                   Condensed Statements of Financial Condition - June 30, 1995
                        and 1994

                                                                                    1995            1994
                                                                                    ----            ----
             Assets:
                Cash on deposit                                            $         424,312        725,158
                Investment in subsidiary                                          37,063,006     35,244,255
                Securities available for sale                                     11,601,740     10,722,170
                Accrued interest receivable                                          131,569         93,189
                Other assets                                                          13,705          3,409
                                                                           -----------------     ----------
                            Total assets                                   $      49,234,332     46,788,181
                                                                           =================     ==========
             Liabilities and stockholders' equity:
                Income taxes payable                                       $         171,705          7,185
                Accrued expenses and other liabilities                                35,108         30,200

                Common stock                                                          27,508         27,508
                Additional paid-in capital                                        27,239,487     26,647,369
                Retained earnings                                                 23,474,974     22,693,565
                Unrealized gain (loss) on securities available
                   for sale                                                          164,188        (73,408)
                Employee stock ownership plan                                     (1,349,637)    (1,662,571)
                Management recognition plans                                        (529,001)      (881,667)
                                                                           -----------------     ----------
                            Total liabilities and stockholders' equity     $      49,234,332     46,788,181
                                                                           =================     ==========

                                     Condensed Statements of Income
                                    Year Ended June 30, 1995 and the
                              period from inception through June 30, 1994


                                                                                 1995                  1994
                                                                              ----------           -----------
Interest income:
   Securities available for sale                                              $  655,438               195,682
   Interest bearing deposits                                                      11,181                56,927
           Total interest income                                                 666,619               252,609
Non-interest expense                                                             238,375               116,079
                                                                              ----------           -----------
           Income before Federal income taxes and equity in
               earnings of subsidiary                                            428,244               136,530
Federal income tax expense                                                        92,934                45,000
                                                                              ----------           -----------
Income before equity in earnings of subsidiary                                   335,310                91,530
Equity in earnings of subsidiary                                                 964,587               792,448
                                                                              ----------           -----------
           Net income                                                         $1,299,897               883,978
                                                                              ==========           ===========


                                      Condensed Statements of Cash Flows
                                       Year ended June 30, 1995 and the
                                  period from inception through June 30, 1994

                                                                                 1995                  1994
                                                                              ----------           -----------
Cash flows from operating activities:
   Net income                                                                 $1,299,897               883,978
   Adjustments to reconcile net income to cash provided by
      (used in) operating activities:
           Equity in earnings of subsidiary                                     (964,587)             (792,448)
           Securities amortization and accretion, net                            (84,935)             (111,463)
           Management recognition plans and employee stock
               ownership plan amortization                                       428,752                 -
           Increase in accrued interest receivable                               (38,380)              (93,189)
           Increase in other assets                                              (10,296)               (3,409)
           Increase in income taxes payable                                       42,122                45,000
           Increase in accrued expenses and other liabilities                      4,908                30,200
                                                                              ----------           -----------
               Net cash provided by (used in) operating activities               677,481               (41,331)
                                                                              ----------           -----------
Cash flows from investing activities:
   Purchase of common stock issued by subsidiary                                    -              (13,314,679)
   Additional investment in subsidiary                                              -               (1,807,543)
   Purchases of securities available for sale                                 (5,459,839)          (21,296,930)
   Proceeds from maturities of securities available for sale                   5,000,000            10,575,000
                                                                              ----------           -----------
               Net cash used in investing activities                            (459,839)          (25,844,152)
                                                                              ----------           -----------
Cash flows from financing activities:
   Proceeds from issuance of common stock                                           -               26,610,641
   Dividends paid on common stock                                               (518,488)                -
                                                                              ----------           -----------
               Net cash provided by (used in) financing
                 activities                                                     (518,488)           26,610,641
                                                                              ----------           -----------
Net increase (decrease) in cash and cash equivalents                            (300,846)              725,158
Cash and cash equivalents at beginning of year                                   725,158                 -
                                                                              ----------           -----------
Cash and cash equivalents at end of year                                      $  424,312               725,158
                                                                              ==========           ===========

 (19)
QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
------------------------------------------

      The following is a summary of the quarterly results of operations for the years ended June 30, 1995 and 1994 (in thousands, except per share amounts):

                                                                 Three Months Ended
                                       ---------------------------------------------------------------------
                                           June 30,          March 31,        December 31,     September  31,
                                             1995              1995               1994             1994
                                       --------------     --------------     --------------    --------------
Total interest income                  $        4,542              4,647          4,528           4,388
Total interest expense                          2,567              2,454          2,415           2,332
Net interest income                             1,975              2,193          2,113           2,056
Provision for loan losses                          10                 10             15             -
Non-interest income                               103                105            109             115
Non-interest expense and
     provision for income taxes                 1,805              1,914          1,856           1,859
Net income                                        263                374            351             312
Earnings per common share                         .10                .13            .13             .12
     since conversion


                                                               Three Months Ended
                                       ---------------------------------------------------------------------
                                          June 30,          March 31,         December 31,     September 30,
                                            1994              1994                1993              1993
                                       --------------     --------------     --------------    --------------

Total interest income                 $        4,018           3,997          4,073             4,257
Total interest expense                         2,248           2,251          2,498             2,564
Net interest income                            1,770           1,746          1,575             1,693
Provision for loan losses                       -                 16             25                25
Non-interest income                               98              95            100               121
Non-interest expense and
   provision for income taxes                  1,606           1,681          1,537             1,424
Net income                                       262             144            113               365
Earnings per common share
   since conversion                              .09             .05            N/A              N/A

      The quarter ended June 30, 1995 contains year end adjustments to interest income from certain mortgage loans and to premium amortization on certain mortgage backed securities relating to prior quarters.
             The impact of such adjustments is a charge to net income in the quarter ended June 30, 1995 of approximately $170,000.

(20)
SUBSEQUENT EVENT - MERGER AGREEMENT
-----------------------------------

      On August 28, 1995, the Corporation signed an agreement to merge with Fifth Third Bancorp, a bank holding company based in Cincinnati, Ohio, with banking offices in Ohio, Kentucky, Florida, and Indiana. The merger is expected to be completed by early 1996, subject to stockholder and regulatory approval. At that time, each share of Kentucky Enterprise Bancorp common stock will be exchanged for 0.3823 shares of Fifth Third Bancorp common stock.

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY
                 Consolidated Statements of Financial Condition
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)



                                                                         September 30                   June 30
     Assets                                                                  1995                         1995
     ------                                                                  ----                         ----
Cash and amounts due from depository institutions                           $  3,102                     2,060
Interest-bearing deposits in other banks                                      13,211                     5,831
Securities available for sale                                                 16,037                    16,527
Securities held to maturity                                                   20,512                    27,527
Mortgage-backed securities, at cost                                           66,057                    68,934
Loans receivable, net                                                        154,699                   151,741
Federal Home Loan Bank of Cincinnati stock, at cost                            3,605                     3,542
Accrued interest receivable                                                    1,568                     1,622
Premises and equipment                                                         2,024                     2,059
Prepaid expenses and other assets                                                589                       522
                                                                            --------                   -------
     Total assets                                                           $281,404                   280,365
                                                                            ========                   =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Deposits                                                                    $227,414                   227,269
Advances from Federal Home Loan Bank of Cincinnati                               297                       324
Advances from borrowers for taxes and insurance                                1,588                     1,297
Income taxes                                                                     667                       723
Accrued expenses and other liabilities                                         1,926                     1,725
                                                                               -----                     -----
        Total liabilities                                                   $231,892                   231,338
                                                                            ========                   =======

Contingencies (note 3)

Stockholders' equity:

   Common stock                                                                   28                        28
   Additional paid-in capital                                                 27,326                    27,239
   Retained earnings - substantially restricted                               23,713                    23,475
   Unrealized net gain on securities available for sale                          157                       164
   Employee stock ownership plan                                              (1,271)                   (1,350)
   Management recognition plans                                                 (441)                     (529)
                                                                                -----                    -----

      Total stockholders' equity                                              49,512                    49,027
                                                                              ------                    ------

      Total liabilities and stockholders' equity                            $281,404                   280,365
                                                                            ========                  ========
See accompanying notes to consolidated financial statements.

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                             Three months ended
                                                                                                September 30
                                                                                                ------------
                                                                                               1995          1994
                                                                                               ----          ----
Interest income:
   Loans receivable:
     Mortgage loans                                                                           $2,829       $2,342
     Consumer and other loans                                                                    210          179
   Securities held to maturity and
     Available for sale                                                                          615          714
   Mortgage-backed securities                                                                  1,160        1,100
   Interest-bearing deposits                                                                      78           53
                                                                                                  --           --
        Total interest income                                                                  4,892        4,388
                                                                                               -----        -----

Interest expense:
   Deposits                                                                                    2,633        2,325
   Federal Home Loan Bank of Cincinnati advances                                                   6            7
                                                                                                   -            -
        Total interest expense                                                                 2,639        2,332
                                                                                               -----        -----

        Net interest income                                                                    2,253        2,056
Provision for Loan losses                                                                         10           --
                                                                                                  --           --

        Net interest income after provision for loan losses                                    2,243        2,056
                                                                                               -----        -----

Non-interest income - service charges and other fees                                             103          115

Non-interest expense:
   Compensation and benefits                                                                   1,159        1,088
   Occupancy expense                                                                             109          133
   Federal insurance premiums                                                                    130          135
   Data processing                                                                                77           75
   Franchise and other taxes                                                                      66           60
   Other, net                                                                                    235          207
                                                                                                 ---          ---

        Total non-interest expense                                                             1,776        1,698
                                                                                               -----        -----

        Income before income tax expense                                                         570          473

Income tax expense                                                                               202          161
                                                                                                 ---          ---

        Net income                                                                              $368         $312
                                                                                                ====         ====

Net income per share (note 2)                                                                   $.14         $.12
                                                                                                ====         ====

Weighted Average Common Shares Outstanding                                                 2,719,520    2,695,559

See accompanying notes to consolidated financial statements.

                KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY
                     Consolidated Statements of Cash Flows
                             (Dollars in Thousands)
                                  (Unaudited)

                                                                                  Three months ended
                                                                                     September 30
                                                                                  ------------------
                                                                                    1995      1994
                                                                                  -------    -------
Cash flows from operating activities                                              $   731    $   654
                                                                                  -------    -------
Cash flows from investing activities:
   Net increase in loans receivable                                                (2,947)    (6,175)
   Purchases of securities:
       Available for sale                                                              --     (2,007)
       Held to maturity                                                                --     (1,523)
   Proceeds from maturities of securities:
       Available for sale                                                             500      2,000
       Held to maturity                                                             7,000      5,500
   Purchases of mortgage-backed securities                                             --     (4,104)
   Principal collected on mortgage-backed securities                                2,871      3,954
   Additions to premises and equipment                                                (4)         (6)
                                                                                 --------     ------
                        Net cash provided by (used in) investing activities         7,420     (2,361)
                                                                                 --------    -------
Cash flows from financing activities:
   Net increase in deposits                                                           145         68
   Repayments of advances from the Federal Home Loan Bank of Cincinnati               (27)       (27)
   Net increase in advances from borrowers for taxes and insurance                    291        113
   Dividends paid                                                                    (138)      (128)
                                                                                  ------     -------
                       Net cash provided by financing activities                      271         26
                                                                                  -------    -------
Net increase (decrease) in cash and cash equivalents                                8,422     (1,681)

Cash and cash equivalents, beginning of period                                      7,891     12,391
                                                                                  -------    -------
Cash and cash equivalents, end of period                                          $16,313    $10,710
                                                                                  =======    =======
Noncash activity - unrealized loss on securities available for sale               $    12    $    60
                                                                                  =======    =======
Supplemental disclosures:
   Interest paid on deposits                                                       $2,536     $2,242
   Interest paid on advances from Federal Home Loan Bank of Cincinnati                  6          7
   Income taxes paid                                                                  165         45
                                                                                   ======      =====

See accompanying notes to consolidated financial statements.

               KENTUCKY ENTERPRISE BANCORP, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                For the Three Months Ended September 30, 1995

                                 (Unaudited)


(1)   BASIS OF PRESENTATION

The significant accounting policies followed by Kentucky Enterprise Bancorp, Inc. (the "Company") and subsidiary for interim financial reporting are consistent with the accounting policies followed for annual financial reporting. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements and all such adjustments are of a normal recurring nature. The accompanying financial statements do not purport to contain all the necessary financial disclosures required by generally accepted accounting principles that might otherwise be necessary in the circumstances and should be read in conjunction with the consolidated financial statements and notes thereto of the Company for the year ended June 30, l995. Interim results for the three month periods ended are not necessarily indicative of results for the entire year.

(2)   NET INCOME PER SHARE

Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents, when dilutive, outstanding during the period.

(3)   CONTINGENCIES

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

                                    ANNEX A

                             AFFILIATION AGREEMENT

This Affiliation Agreement ("Affiliation Agreement") dated as of August 28, 1995 is entered into by and between FIFTH THIRD BANCORP, a corporation organized and existing under the corporation laws of the State of Ohio with its principal office located in Cincinnati, Hamilton County, Ohio ("Fifth Third"), and KENTUCKY ENTERPRISE BANCORP, INC., a corporation organized and existing under the corporation laws of the State of Ohio, with its principal office located in Newport, Campbell County, Kentucky ("Kentucky Enterprise").

                              W I T N E S S E T H:

WHEREAS, Fifth Third is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and Kentucky Enterprise is a unitary savings and loan holding company under Section 10 of the Home Owners Loan Act, as amended ("HOLA"), and Fifth Third and Kentucky Enterprise desire to effect a merger under the authority and provisions of the corporation laws of the State of Ohio pursuant to which at the Effective Time (as herein defined in Section
IX) Kentucky Enterprise will be merged into Fifth Third, with Fifth Third to be and become the surviving corporation (the "Merger"); and

WHEREAS, under the terms of the Agreement of Merger ("Agreement of Merger") between Fifth Third and Kentucky Enterprise appended hereto as Appendix A, the terms of which are incorporated into this Agreement and made a part hereof, each of the issued and outstanding shares of the Common stock, $.01 par value per share, of Kentucky Enterprise which are issued and outstanding (excluding any treasury shares and preferred shares) immediately prior to the Effective Time will at the Effective Time be cancelled and extinguished and in substitution therefor such Kentucky Enterprise shares will, at the Effective Time, be converted into shares of the Common Stock, without par value, of Fifth Third ("Fifth Third Common Stock"), all as more fully provided in this Agreement and in the Agreement of Merger.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, Fifth Third and Kentucky Enterprise, agree together as follows:

I. OBLIGATIONS OF FIFTH THIRD AND KENTUCKY ENTERPRISE TO BE PERFORMED PRIOR TO THE CLOSING.

A. Fifth Third will, prepare and cause to be filed at its expense such applications and other documents with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Kentucky Department of Financial Institutions, the Office of Thrift Supervision, and any other governmental agencies as are required to secure the requisite approval of such agencies to the consummation of the transactions provided for in this Agreement and in the Agreement of Merger, and the parties shall cooperate in the preparation of an appropriate registration statement, including the prospectus, proxy statement, and such other documents necessary to comply with all federal and state securities laws relating to the registration and issuance of the shares of Fifth Third Common Stock to be issued to the shareholders of Kentucky Enterprise in this transaction (the expenses thereof, other than accounting, legal, investment banking, financial consulting and associated expenses of Kentucky Enterprise and its affiliates, to be paid by Fifth Third), and any other laws applicable to the transactions provided for in this Agreement and the Agreement of Merger. Fifth Third shall use all reasonable efforts to file all such applications within sixty (60) days of the date of this Agreement and to secure all such approvals. Kentucky Enterprise agrees that it will, as promptly as practicable after request and at its own expense, provide Fifth Third with all information and documents concerning Kentucky Enterprise and its wholly-owned subsidiary, Kentucky Enterprise Bank, F.S.B. ("Thrift Subsidiary"), as shall be required in connection with preparing such applications, registration statements and other documents and in connection with securing such approvals. Prior to filing any such applications or other documents with the applicable governmental agencies, Fifth Third shall provide, at least five (5) days prior to the filing date, copies thereof to Kentucky Enterprise. Kentucky Enterprise shall have the right to review and comment on the proxy statement included in the registration statement in an appropriate manner prior to its filing. Fifth Third agrees that it will, as promptly as practicable after request and at its own expense, provide Kentucky Enterprise with all information and documents concerning Fifth Third and its subsidiaries as shall be required in connection with preparing such applications, registration statements and other documents which are to be prepared and filed by Kentucky Enterprise and in connection with approvals required to be obtained by Kentucky Enterprise hereunder. Prior to filing any such applications, statements or other documents with the applicable governmental agency, Kentucky Enterprise shall provide, at least five (5) days prior to the filing date, copies thereof to Fifth Third.

II.      REPRESENTATIONS AND WARRANTIES OF KENTUCKY ENTERPRISE.

Kentucky Enterprise represents and warrants to Fifth Third that as of the date hereof or as of the indicated date, as appropriate, and except as otherwise disclosed in Schedule 1 hereto delivered by Kentucky Enterprise to Fifth Third prior to the execution of this Agreement by Fifth Third:

A. Kentucky Enterprise (i) is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio and is a registered unitary savings and loan holding company under the HOLA;
(ii) is duly authorized to conduct the business in which it is engaged; (iii) has 8,000,000 shares, $.01 par value per share, of Common Stock ("Kentucky Enterprise Common Stock") and 4,000,000 shares, $.01 par value per share, of Preferred Stock ("Kentucky Enterprise Preferred Stock") authorized pursuant to its Articles of Incorporation, which are the total number of shares Kentucky Enterprise is authorized to have outstanding; (iv) has no outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of Kentucky Enterprise of any kind, other than (a) 2,750,800 shares of Kentucky Enterprise Common Stock, which presently are authorized, duly issued and outstanding and fully paid and nonassessable, and (b) options to purchase a total of 264,500 shares of Kentucky Enterprise Common Stock which were granted to and are currently held by the employees, officers and Directors of Kentucky Enterprise and/or Thrift Subsidiary; and (v) owns of record and beneficially free and clear of all liens and encumbrances, all of the 100,000 outstanding shares of the capital stock of the Thrift Subsidiary, $.01 par value per share. Kentucky Enterprise has no direct or indirect subsidiaries other than the Thrift Subsidiary and other than Shamrock Service Corporation ("Shamrock"), a wholly-owned subsidiary of the Thrift Subsidiary.

B. Thrift Subsidiary is duly incorporated, validly existing and in good standing as a Federal Savings bank under the laws of the United States, and has all the requisite power and authority to conduct the banking business as now conducted by it; and Thrift Subsidiary does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of any of the Thrift Subsidiary of any kind, other than 100,000 shares of the capital stock, $.01 par value per share, of all of the Thrift Subsidiary owned of record and beneficially by Kentucky Enterprise.

C. Kentucky Enterprise has previously furnished to Fifth Third its audited, consolidated statements of financial condition, statements of income, statements of changes in stockholders' equity and statements of cash flows as at June 30, 1994, and for the year then ended and the same statements for Thrift Subsidiary as at June 30, 1993, together with the opinions of its independent certified public accountants associated therewith. Kentucky Enterprise also has previously furnished to Fifth Third (i) its unaudited, separate statements of financial condition, statements of income, and statements of changes in stockholders' equity as at June 30, 1994 and 1995, and for the years then ended and those of Thrift Subsidiary as at June 30, 1993 and for the year then ended, and (ii) the unaudited, separate reports of condition and reports of income of the Thrift Subsidiary as at June 30, 1994 and 1995 and for the years





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
then ended. Such consolidated financial statements of Kentucky Enterprise and unaudited, separate reports of condition and reports of income of the Thrift Subsidiary fairly present the financial condition of Kentucky Enterprise and the Thrift Subsidiary as of June 30, 1994 and 1995 and for the years covered thereby in conformity with generally accepted accounting principles, consistently applied (except for the omission of notes to unaudited statements and year-end adjustments to interim results). There are no material liabilities, obligations or indebtedness of Kentucky Enterprise or the Thrift Subsidiary required to be disclosed in the financial statements so furnished other than the liabilities, obligations or indebtedness disclosed in such financial statements (including footnotes). Kentucky Enterprise shall furnish Fifth Third with its audited consolidated statements of financial condition, statements of income, statements of changes in stockholders' equity, and statements of cash flows as at June 30, 1995, and for the year then ended, together with the opinions of its independent certified accountants associated therewith as soon as such statements are publicly available, and its unaudited, consolidated financial statements as at July 31, 1995 and for the month then ended together with the unaudited, separate financial statements of the Thrift Subsidiary and unaudited, separate reports of condition and reports of income of the Thrift Subsidiary as at July 31, 1995 and for the month then ended, as soon as practicable, and shall continue to furnish such financial information for subsequent monthly and quarterly periods to Fifth Third as soon as practicable until the Closing Date.

D. Kentucky Enterprise and the Thrift Subsidiary have good and marketable title to all of the material properties and assets reflected in its separate statement of financial condition as at June 30, 1994 and which are still owned by each and each has good and marketable title to all material properties and assets acquired by it after such date and still owned by it, subject to (i) any liens and encumbrances that do not materially adversely impair the use of the property, (ii) statutory liens for taxes not yet due and payable and (iii) minor defects and irregularities in title that do not materially adversely impair the use of the property.

E. Except as disclosed in Schedule 1 and for events relating to the business environment in general: (i) since June 30, 1995, to the date hereof there have been no material adverse changes in the financial condition, operations or business of Kentucky Enterprise and the Thrift Subsidiary on a consolidated or separate basis; (ii) Kentucky Enterprise is not aware of any events which have occurred since June 30, 1995 to the date hereof or which as of the date hereof are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of Kentucky Enterprise and the Thrift Subsidiary on a consolidated or separate basis, excluding matters (which shall include but not be limited to changes in general economic condition, changes in interest rates, changes in laws or regulations or changes in generally accepted accounting principles) of general application to the thrift or banking industry; and (iii) since June 30, 1995, to the date hereof there have been no material changes in the methods of business operations of Kentucky Enterprise and the Thrift Subsidiary.

F. Except as disclosed in Schedule 1, there are no actions, suits, proceedings, investigations or assessments of any kind pending, or to the best knowledge of Kentucky Enterprise, threatened against Kentucky Enterprise or the Thrift Subsidiary which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of Kentucky Enterprise and the Thrift Subsidiary on a consolidated or separate basis.

G. Except as disclosed in Schedule 1, since June 30, 1995, to the date hereof Kentucky Enterprise and the Thrift Subsidiary each has been operated in the ordinary course of business, has not made any changes in its respective capital or corporate structures, nor any material changes in its methods of business operations and has not provided any increases in employee salaries or benefits other than in the ordinary course of business. Except as disclosed in
Schedule I, since June 30, 1995, to the date hereof Kentucky Enterprise has not declared or paid any dividends nor made any distributions of any other kind to its shareholders.





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
H. Except as disclosed in Schedule 1, Kentucky Enterprise and the Thrift Subsidiary have timely filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. All tax returns filed by Kentucky Enterprise or the Thrift Subsidiary through the date hereof constitute complete and accurate representations of the tax liabilities of Kentucky Enterprise and the Thrift Subsidiary for such years and accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax basis of its properties and assets in all material respects.

I. Except as disclosed in Schedule 1, neither Kentucky Enterprise nor the Thrift Subsidiary is a party to (i) any written employment contracts or written contracts of any other kind with any of its officers, Directors or employees or
(ii) any material contract, lease or agreement of any other kind which is not assignable as a result of the merger provided for herein without the consent of another party, except for contracts, leases or agreements which do not have terms extending beyond six months from the date of this Agreement or contracts, leases or agreements (excluding contracts, leases and agreements pursuant to which credit has been extended by the Thrift Subsidiary) which do not require the annual expenditure of more than $10,000.00 thereunder.

J. Except as disclosed in Schedule 1, since June 30, 1995, to the date hereof the Thrift Subsidiary has not incurred any unusual or extraordinary loan losses which are material to Kentucky Enterprise and the Thrift Subsidiary on a consolidated basis; to the best knowledge of Kentucky Enterprise and in light of the Thrift Subsidiary's historical loan loss experience and its management's analysis of the quality and performance of its loan portfolio, as of June 30, 1995, its reserve for loan losses was, in the opinion of Kentucky Enterprise, adequate to absorb all known and reasonably anticipated losses as of such date.

K. Except as disclosed in Schedule 1, neither Kentucky Enterprise nor the Thrift Subsidiary has, directly or indirectly, dealt with any broker or finder in connection with this transaction and neither has incurred or will incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement and the Agreement of Merger.

L.       1.      The Directors of Kentucky Enterprise, by resolution adopted by the unanimous vote of all Directors present at a meeting duly called and held in accordance with applicable law, have duly approved this Agreement and the Agreement of Merger, and have directed that this Agreement and the Agreement of Merger be submitted to a vote of Kentucky Enterprise's shareholders at the annual or a special meeting of the shareholders to be called for that purpose, all in accordance with and as required by law and in accordance with the Articles of Incorporation and Code of Regulations of Kentucky Enterprise.

         2. Kentucky Enterprise has the corporate power and authority to enter into this Agreement and the Agreement of Merger and to carry out its obligations hereunder and thereunder subject to certain required regulatory and shareholder approvals. This Agreement and the Agreement of Merger, when executed and delivered, will have been duly authorized and will constitute valid and binding obligations of Kentucky Enterprise, enforceable in accordance with their respective terms, except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principals of equity, subject, however, to the receipt of requisite regulatory approvals and the approval of Kentucky Enterprise's shareholders.

         3. Except as disclosed in Schedule 1, neither the execution of this Agreement or the Agreement of Merger, nor the consummation of the transactions contemplated hereby and thereby, (i) conflicts with, results in a breach of, violates or constitutes a default under, Kentucky Enterprise's Articles of Incorporation or Code of Regulations or, to the best knowledge of Kentucky Enterprise, any federal, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment, to which Kentucky Enterprise or the Thrift Subsidiary is subject or bound; (ii) to the best knowledge of Kentucky Enterprise, results in the creation of or gives any person the right to create any material lien, charge, encumbrance, or security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Kentucky Enterprise or the Thrift Subsidiary other than such rights as may be given dissenting shareholders of Kentucky Enterprise pursuant to Sections 1701.84 and 1701.85 of the Ohio Revised Code; (iii) except as disclosed in Schedule 1, terminates or gives any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Kentucky Enterprise or the Thrift Subsidiary is a party or by which Kentucky Enterprise's or the Thrift Subsidiary's rights, properties or assets are subject or bound; or (iv) to the best knowledge of Kentucky Enterprise, accelerates or modifies, or gives any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Kentucky Enterprise or the Thrift Subsidiary is to perform any duties or obligations or receive any rights or benefits under any material agreements, arrangements or commitments. For purposes of subparagraphs (iii) and (iv) immediately preceding, material agreements, arrangements or commitments exclude agreements, arrangements or commitments having a term expiring less than six months from the date of this Agreement or which do not require the expenditure of more than $10,000 (but shall include all agreements, arrangements or commitments pursuant to which credit has been extended by the Thrift Subsidiary).

M. Complete and accurate copies of the (i) Articles of Incorporation and Code of Regulations of Kentucky Enterprise and (ii) the Charter and Bylaws of the Thrift Subsidiary in force as of the date hereof have been delivered to Fifth Third.

N. To the best knowledge of Kentucky Enterprise and except as disclosed in Schedule 1, neither Kentucky Enterprise nor the Thrift Subsidiary nor any employee, officer or Director of any of them has knowingly engaged in any activity or knowingly omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law (including without limitation the Bank Secrecy Act, the Community Reinvestment Act, applicable consumer protection and disclosure laws and regulations, including without limitation, Truth in Lending, Truth in Savings and similar disclosure laws and regulations, and equal employment and employment discrimination laws and regulations) or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition of Kentucky Enterprise and the Thrift Subsidiary. To the best knowledge of Kentucky Enterprise and except as disclosed in Schedule 1, the Thrift Subsidiary possesses all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without material interference or interruption.

O. To the best knowledge of Kentucky Enterprise and except as disclosed in Schedule 1, neither this Agreement nor the Agreement of Merger nor any report, statement, list, certificate or other information furnished by Kentucky Enterprise or the Thrift Subsidiary to Fifth Third or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to their business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (or, in the case of information relating to the proxy statement/prospectus, at the time it is mailed, in the case of the registration statement, at the time it becomes effective and in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of Kentucky Enterprise is held to consider the adoption of this Agreement and the Agreement of Merger) an untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.





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
P. To the best knowledge of Kentucky Enterprise and except as disclosed in Schedule 1, there are no actions, proceedings or investigations pending before any environmental regulatory body, with respect to or threatened against or affecting Kentucky Enterprise or the Thrift Subsidiary in respect to any "facility" owned, leased or operated by any of them (but excluding any "facility" as to which sole interest of Kentucky Enterprise or the Thrift Subsidiary is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which Kentucky Enterprise or the Thrift Subsidiary ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statue, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined, (a) would require the payment by Kentucky Enterprise or the Thrift Subsidiary and/or require Kentucky Enterprise or the Thrift Subsidiary to incur expenses of more than $10,000 (whether or not covered by insurance) or (b) would otherwise have a material adverse effect on Kentucky Enterprise or the Thrift Subsidiary, nor, to the best knowledge of Kentucky Enterprise, is there any reasonable basis for the institution of any such actions or proceedings or investigations which is probable of assertion, nor are there any such actions or proceedings or investigations in which Kentucky Enterprise or the Thrift Subsidiary is a plaintiff or complainant. To the best knowledge of Kentucky Enterprise, neither Kentucky Enterprise nor the Thrift Subsidiary is liable in any material respect under any applicable law for any release by either of them or for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor is Kentucky Enterprise or the Thrift Subsidiary liable for any material costs (as a result of the acts or omissions of Kentucky Enterprise or the Thrift Subsidiary or, to the best knowledge of Kentucky Enterprise, as a result of the acts or omissions of any other "person") of any remedial action including, without limitation, costs arising out of security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over Kentucky Enterprise or the Thrift Subsidiary to prevent or minimize any actual or threatened release by Kentucky Enterprise or the Thrift Subsidiary of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA.

To the best knowledge of Kentucky Enterprise and except as disclosed in
Schedule 1, each "facility" owned, leased or operated by Kentucky Enterprise or the Thrift Subsidiary (but EXCLUDING any "facility" as to which the sole interest of Kentucky Enterprise or the Thrift Subsidiary is that of a lienholder or mortgagee, but INCLUDING any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and INCLUDING any "facility" in which Kentucky Enterprise or the Thrift Subsidiary ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of Kentucky Enterprise and the Thrift Subsidiary taken as a whole.

Q.       1.      Benefit Plans.  Schedule 1 lists the name and a short
description of each Benefit Plan (as herein defined), together with an indication of its funding status (E.G., trust, insured or general company assets). For purposes hereof, the term "Benefit Plan" shall mean any plan, program, arrangement or system of employee or director benefits maintained by Kentucky Enterprise or the Thrift Subsidiary for the benefit of employees, former employees or Directors of Kentucky Enterprise or the Thrift Subsidiary and shall include (a) any qualified retirement plan such as a pension, profit sharing, stock bonus plan or employee stock ownership plan ("ESOP"), (b) any plan, program or arrangement providing deferred compensation, bonus deferral or incentive benefits, whether funded through trust or otherwise, and (c) any welfare plan, program or policy providing vacation, severance, salary continuation, supplemental unemployment, disability, life, health coverage, retiree health, Voluntary Employees' Beneficiary Association, medical expense reimbursement or dependent care assistance benefits, in any such foregoing case without regard to whether the Benefit Plan constitutes an employee benefit plan under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the number of employees covered under such Benefit Plan.

         2.      Plan Documents, Reports and Filings.  Except as disclosed on
Schedule 1, Kentucky Enterprise or the Thrift Subsidiary has provided true, complete and correct copies of all plan documents, if any, comprising each Benefit Plan, together with, when applicable, (a) the most recent summary plan description, (b) the most recent actuarial and financial reports and the most recent annual reports filed with any governmental agency and (c) all Internal Revenue Service ("IRS") or other governmental agency rulings and determination letters or any open requests for IRS rulings or letters with respect to Benefit Plans.

         3. Qualified Retirement Plan Compliance. With respect to each Benefit Plan which is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended through the date hereof (the "Code") (a "Qualified Benefit Plan"), except as disclosed on Schedule 1: (a) the IRS has issued a determination letter which determined that such Qualified Benefit Plan satisfied the requirements of Section 401(a) of the Code, and such determination letter has not been revoked or threatened to be revoked by the IRS; (b) to the best knowledge of Kentucky Enterprise, such Qualified Benefit Plan is in material compliance with all qualification requirements of Section 401(a) of the Code; (c) to the best knowledge of Kentucky Enterprise, such Qualified Benefit Plan is in substantial compliance with all notice, reporting and disclosure requirements of ERISA and the Code; (d) any Qualified Benefit Plan which is an ESOP as defined in Section 4975(e)(7) of the Code (an "ESOP Qualified Benefit Plan") is in material compliance with the applicable qualification requirements of Section 409 of the Code; and (e) to the best knowledge of Kentucky Enterprise, any previously terminated Qualified Benefit Plan was terminated in material compliance with the requirements of ERISA and the Code, has received a favorable determination letter therefor, and the liabilities of such Qualified Benefit Plan and the requirements of the Pension Benefit Guaranty Corporation ("PBGC") were fully satisfied.

         4. Welfare Plan Compliance. With respect to each Benefit Plan which is an employee welfare benefit plan (as defined in Section 3(1) of ERISA) (a "Welfare Benefit Plan"), except as noted on Schedule 1: (a) such Welfare Benefit Plan, if it is intended to provide favorable tax benefits to plan participants, has been, to the best knowledge of Kentucky Enterprise, in compliance with applicable Code provisions; (b) such Welfare Benefit Plan has been, to the best knowledge of Kentucky Enterprise, operated in substantial compliance with all applicable notice, reporting and disclosure requirements of ERISA and the Code; and (c) such Welfare Benefit Plan, if a group health plan subject to the requirements of Section 4980B of the Code ("COBRA"), has been, to the best knowledge of Kentucky Enterprise, operated in substantial compliance with such COBRA requirements.

         5. Prohibited Transactions. To the best knowledge of Kentucky Enterprise, no prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA has occurred with respect to any Benefit Plan which would result, with respect to any person, in (a) the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or (b) material fiduciary liability under Section 409 of ERISA.

         6. Lawsuits or Claims. No material actions, suits or claims (other than routine claims of benefits) are pending or, to the best knowledge of Kentucky Enterprise, threatened against any Benefit Plan or against Kentucky Enterprise or the Thrift Subsidiary with respect to any Benefit Plan.

         7. Disclosure of Unfunded Liabilities. All material Unfunded Liabilities with respect to each Benefit Plan have been recorded and disclosed on the most recent financial statement of Kentucky Enterprise and the Thrift Subsidiary or, if not, in Schedule 1. For purposes hereof, the term "Unfunded Liabilities" shall mean any amounts properly accrued to date under generally accepted accounting principles in effect as of the date of this Agreement
(GAAP), or amounts not yet accrued for GAAP purposes but for which an obligation (which has legally accrued and cannot legally be eliminated and which is subject to reasonable estimate) exists for payment in the future which is attributable to any Benefit Plan, including but not limited to (a) severance pay benefits, (b) deferred compensation or unpaid bonuses, (c) any liabilities on account of the change in control which will result from this Agreement, including any potential 20% excise tax under Section 4999 of the Code relating to excess parachute payments under Section 280G of the Code, (d) any unpaid pension contributions for the current plan year or any accumulated funding deficiency under Section 412 of the Code and related penalties under Section 4971 of the Code, including unpaid pension contributions or funding deficiencies owed by members of a controlled group of corporations which includes Kentucky Enterprise or the Thrift Subsidiary and for which Kentucky Enterprise or the Thrift Subsidiary is liable under applicable law, (e) any authorized but unpaid profit sharing contributions or contributions under
Section 401(k) and Section 401(m) of the Code, (f) retiree health benefit coverage and (g) unpaid premiums for contributions required under any group health plan to maintain such plan's coverage through the Effective Time.

         8. Defined Benefit Pension Plan Liabilities. To the best knowledge of Kentucky Enterprise, Kentucky Enterprise and the Thrift Subsidiary (or any pension plan maintained by any of them) have not incurred any material liability to the PBGC or the IRS with respect to any Benefit Plan which is a defined benefit pension plan, except for the payment of PBGC premiums pursuant to Section 4007 of ERISA, all of which if due prior to the date of this Agreement have been fully paid, and no PBGC reportable event under Section 4043 of ERISA has occurred with respect to any such pension plan. Except as otherwise disclosed in Schedule 1, the benefit liabilities, as defined in
Section 4001(a)(16) of ERISA, of each Benefit Plan subject to Title IV of ERISA, using the actuarial assumptions that would be used by the PBGC in the event of termination of such plan, do not exceed the fair market value of the assets of such plan. Neither Kentucky Enterprise, the Thrift Subsidiary nor any controlled group member of Kentucky Enterprise or the Thrift Subsidiary participates in, or has incurred any liability under Sections 4201, 4063 or 4064 of ERISA for a complete or partial withdrawal from a multiple employer plan or a multi-employer plan (as defined in Section 3(37) of ERISA).

         9. Independent Trustee. To the best knowledge of Kentucky Enterprise, Kentucky Enterprise and the Thrift Subsidiaries (a) have not incurred any asserted or unasserted material liability for breach of duties assumed in connection with acting as an independent trustee of any employee pension plan (as defined in Section 3(2) of ERISA) which is intended to be qualified under Section 401(a) of the Code and which is maintained by an employer unrelated in ownership to Kentucky Enterprise or the Thrift Subsidiary, (b) have not authorized nor knowingly participated in a material prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA and (c) have not received notice of any material actions, suits or claims (other than routine claims for benefits) pending or threatened against the unrelated employer or against them.

         10. Material. For purposes of this Paragraph Q as a whole, the term "material" in connection with a liability shall mean a liability or loss, taxes, penalties, interest and related legal fees in the total amount of $10,000 or more, with such determination being made on the basis of the aggregate affected participants of a Benefit Plan and not with respect to any single participant.





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
R. The investment portfolios of Kentucky Enterprise and the Thrift Subsidiary consist of securities in marketable form. Except as disclosed in
Schedule 1, since June 30, 1995 to the date hereof neither Kentucky Enterprise nor the Thrift Subsidiary has incurred any unusual or extraordinary losses in its investment portfolio, and, except for matters of general application to the thrift or banking industry (including, but not limited to, changes in laws or regulations or generally accepted accounting principles) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Kentucky Enterprise is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of Kentucky Enterprise's and the Thrift Subsidiary's investment portfolio on a consolidated basis.

S. Except as disclosed in Schedule 1, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best knowledge of Kentucky Enterprise, threatened against any of the Directors or officers of Kentucky Enterprise or the Thrift Subsidiary in their capacities as such, and no Director or officer of Kentucky Enterprise or the Thrift Subsidiary currently is being indemnified or seeking to be indemnified by either Kentucky Enterprise or the Thrift Subsidiary pursuant to applicable law or Kentucky Enterprise's Articles of Incorporation or Bylaws or the Thrift Subsidiary's Charter or Bylaws.

T. Schedule 1 sets forth, among other things, exceptions to Kentucky Enterprise's representations and warranties in this Section II. While Kentucky Enterprise has used its best efforts to identify in Schedule 1 the particular representation or warranty to which each such exception relates, each such exception shall be deemed disclosed for purposes of all representations and warranties in this Section II. The mere inclusion of an exception in Schedule 1 shall not be deemed an admission by Kentucky Enterprise that such exception represents a material fact, event or circumstances or would result in a material adverse effect to Kentucky Enterprise.

U. All representations and warranties contained in this Section II shall expire at the Effective Time, and, thereafter, neither Kentucky Enterprise nor the Thrift Subsidiary nor any officer or director of either of them shall have any liability or obligations with respect thereto.

III.     REPRESENTATIONS AND WARRANTIES OF FIFTH THIRD

Fifth Third represents and warrants to Kentucky Enterprise that as of the date hereof or as of the indicated date, as appropriate:

A. Fifth Third is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is duly authorized to conduct the business in which it is engaged, and The Fifth Third Bank of Northern Kentucky, Inc. is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Kentucky and is duly authorized to conduct the business in which it is engaged.

B. Pursuant to Fifth Third's Second Amended Articles of Incorporation, as amended, the total number of shares of capital stock it is authorized to have outstanding is 140,500,000 of which 140,000,000 shares are classified as Common Stock without par value ("Fifth Third Common Stock") and 500,000 shares are classified as Preferred Stock without par value. As of the close of business on July 31, 1995, 66,726,016 shares of Fifth Third Common Stock were issued and outstanding and 0 shares were held in its treasury. As of the date of this Agreement, no shares of its Preferred Stock have been issued. Fifth Third does not have outstanding any stock options, subscription rights, warrants or other securities entitling the holders to subscribe for or purchase any shares of its capital stock other than options granted and to be granted to employees and Directors under its stock option plans and $143,750,000 of 4 1/4% Convertible

Subordinated Notes due January 15, 1998 (the "Notes"). At July 31, 1995, 2,151,511 shares of Fifth Third Common Stock were reserved for issuance in connection with outstanding options granted under it stock option plans and 938,728 shares were reserved for issuance under options to be granted in the future. The Notes are convertible at any time prior to maturity at the option of each holder thereof, unless previously redeemed, into shares of Fifth Third Common Stock at a conversion price of $63-5/8 per share of Fifth Third Common Stock (equivalent to a conversion rate of approximately 15.72 shares per $1,000 principal amount of the Notes), subject to adjustment for stock splits, stock dividends and similar stock distributions. If all of the Notes were converted, Fifth Third would issue a maximum of approximately 2,259,750 shares of Fifth Third Common Stock to the holders of the Notes.

C. All shares of Fifth Third Common Stock to be received by the shareholders of Kentucky Enterprise as a result of the merger pursuant to the terms of this Agreement and the Agreement of Merger shall be, upon transfer or issuance, validly issued, fully paid and non-assessable, and will not, upon such transfer or issuance, be subject to the preemptive rights of any shareholder of Fifth Third.

D. Fifth Third has furnished to Kentucky Enterprise its consolidated financial statements as at December 31, 1992, December 31, 1993 and December 31, 1994 and for the respective years then ended together with the opinions of its independent public accountants associated therewith. Such consolidated financial statements fairly present the consolidated financial condition of Fifth Third as of their respective dates and for the respective periods covered thereby in conformity with generally accepted accounting principles consistently followed throughout the periods covered thereby. Neither Fifth Third nor any significant subsidiaries of Fifth Third have any material liabilities, obligations or indebtedness required to be disclosed in such financial statements other than the liabilities, obligations and indebtedness disclosed in such financial statements (including footnotes). Fifth Third has furnished to Kentucky Enterprise its unaudited consolidated financial statements as at June 30, 1995, and for the six (6) months then ended and shall furnish to Kentucky Enterprise its unaudited consolidated financial statements as at September 30, 1995 and for the nine (9) months then ended a soon as such statements publicly are available, and shall continue to furnish information for subsequent calendar quarter periods to Kentucky Enterprise as soon as such becomes publicly available until the Closing Date.

E.       Except for events relating to the business environment in general:
(i) since June 30, 1995, to the date hereof there have been no material adverse changes in the consolidated financial condition, operations or business of Fifth Third; (ii) the chief executive officer and the chief financial officer of Fifth Third are not aware of any events which have occurred since June 30, 1995, or which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third; and
(iii) since June 30, 1995, to the date hereof there have been no material changes in the methods of business operations of Fifth Third and its subsidiaries.

F.       1.      The Executive Committee of the Board of Directors of Fifth
Third, by resolution adopted by the members present at a meeting duly called and held, at which meeting a quorum was at all times present and acting, has approved this Agreement and the Agreement of Merger, including reserving for issuance to Kentucky Enterprise shareholder in accordance with this Agreement and the Agreement of Merger a sufficient number of shares of Fifth Third Common Stock. Approval and adoption of this Agreement and the Agreement of Merger by the shareholders of Fifth Third is not required under Ohio law or under the Second Amended Articles of Incorporation, as amended, or Code of Regulations of Fifth Third.

         2. Fifth Third has corporate power and authority to enter into this Agreement and the Agreement of Merger and to carry out its obligations hereunder and thereunder subject to certain required regulatory approvals. This Agreement and the Agreement of Merger when executed and delivered, will have been duly authorized and will constitute valid and binding obligations of Fifth Third, enforceable in





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accordance with their terms except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity, subject, however, to the receipt of requisite regulatory approvals.

         3. Neither the execution of this Agreement or the Agreement of Merger nor the consummation of the transactions contemplated hereby and thereby, does or will (i) conflict with, result in a breach of, violate or constitute a default, under Fifth Third's Second Amended Articles of Incorporation, as amended, or Code of Regulations or, to the best knowledge of its chief executive officer and chief financial officer, any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment to which Fifth Third is subject or bound; (ii) to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, result in the creation of or give any person the right to create any material lien, charge, encumbrance, security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Fifth Third or any of its subsidiaries other than such rights as may be given the shareholders of Kentucky Enterprise pursuant to the provisions of Sections 1701.84 and 1701.85 of the Ohio Revised Code; (iii) terminate or give any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Fifth Third is a party or by which Fifth Third's rights, properties or assets are subject or bound; or
(iv) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Fifth Third is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangements or commitments.

G. Complete and accurate copies of (i) the Second Amended Articles of Incorporation, as amended, and (ii) the Code of Regulations of Fifth Third in force as of the date hereof have been delivered to Kentucky Enterprise.

H. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither Fifth Third nor any of its subsidiaries has knowingly engaged in any activity or omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either or which could reasonably be expected to have a material adverse effect on the financial condition Fifth Third and its subsidiaries taken as a whole. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, Fifth Third and its subsidiaries possess all licenses, franchise, permits and other governmental authorizations necessary for the continued conduct of their businesses without material interference or interruption.

I.       1.      To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither this Agreement or the Agreement of Merger nor any report, statement, list, certificate or other information furnished or to be furnished by Fifth Third to Kentucky Enterprise or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to its business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (in the case of information relating to the proxy statement/prospectus, at the time it is mailed, and, in the case of the registration statement, at the time it becomes effective and, in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of Kentucky Enterprise is held to consider the adoption of this Agreement and the Agreement of Merger) an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.





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
         2. Fifth Third has furnished to Kentucky Enterprise or its agents true and complete copies (including all exhibits and all documents incorporated by reference) of the following documents as filed by Fifth Third with the SEC:

                 a. Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1994;

                 b. Fifth Third's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, and June 30, 1995;

                 c. any Current Report on Form 8-K with respect to any event occurring after December 31, 1994 and prior to the date of this Agreement;

                 d. any report filed by Fifth Third to amend or modify any of the reports described above; and

                 e. all proxy statements prepared in connection with meetings of Fifth Third's shareholders held subsequent to December 31, 1994.

The information set forth in the documents described in this subsection 2 (including all exhibits thereto and all documents incorporated therein by reference) did not, as of the dates on which such reports were filed with the SEC, (a) contain any untrue statement of a material fact, (b) omit any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or (c) omit any material exhibit required to be filed therewith. Prior to the date hereof no event has occurred subsequent to December 31, 1994 which Fifth Third is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Fifth Third to Kentucky Enterprise. Fifth Third timely shall furnish Kentucky Enterprise will copies of all reports filed by Fifth Third with the SEC subsequent to the date of this Agreement and until the Closing Date.

J. There are no actions, suits, proceedings, investigations or assessments of any kind pending or, to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, threatened against Fifth Third or any Fifth Third subsidiary, which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third.

K. Since June 30, 1995, to the date hereof, none of Fifth Third's banking subsidiaries and thrift subsidiaries has incurred any unusual or extraordinary loan losses which would be material to Fifth Third on a consolidated basis; and to the best knowledge and belief of the chief executive officer and chief financial officer of Fifth Third, and in the light of such banking subsidiaries' and thrift subsidiary's historical loan loss experience and their managements' analysis of the quality and performance of their respective loan portfolios, as of June 30, 1995 their consolidated reserves for loan losses are adequate to absorb all known and reasonably anticipated losses as of such date.

L. Fifth Third and its subsidiaries have filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively.

M. Fifth Third has not, directly or indirectly, dealt with any broker or finder in connection with this transaction and has not incurred and will not incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement and the Agreement of Merger.

N. Fifth Third has no unfunded liabilities with respect to any Benefit Plan (as such term is defined in subparagraph Q.1. of Section II hereof, but applied to Fifth Third, its subsidiaries and affiliates) that are material, either individually or in the aggregate, to Fifth Third on a consolidated basis and that have not been recorded and disclosed as required by generally accepted accounting principles (GAAP) in the most recent year-end, audited financial statements of Fifth Third supplied to Kentucky Enterprise pursuant to Paragraph D of Section III hereof.

O. The investment portfolios of Fifth Third and its subsidiaries and affiliates consist of securities in marketable form. Since June 30, 1995, to the date hereof Fifth Third and its affiliates, on a consolidated basis, have not incurred any unusual or extraordinary losses in their respective investment portfolios, and, except for events relating to the business environment in general, including market fluctuations, the management of Fifth third is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of the investment portfolios of Fifth Third and its affiliates on a consolidated basis.

P. As of the date hereof, Fifth Third is not aware of the existence of any factor that would materially delay or materially hinder issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby.

All representations and warranties contained in this Section III shall expire at the Effective Time, and thereafter, neither Fifth Third nor any officer or Director of Fifth Third shall have any further liability or obligation with respect thereto, except for any misrepresentations, breaches of warranties or violations of covenants that were made with intent to defraud.

IV. OBLIGATIONS OF KENTUCKY ENTERPRISE BETWEEN THE DATE OF THIS AGREEMENT AND THE EFFECTIVE TIME.

A. Kentucky Enterprise, in consultation with Fifth Third, will take all actions necessary to call and hold its annual or a special meeting of its shareholders as soon as practicable after the Fifth Third registration statement relating to this transaction has been declared effective by the SEC and under all applicable state securities laws for the purpose of approving and adopting this Agreement, the Agreement of Merger and any other documents or actions necessary to the consummation of the Merger provided for herein pursuant to law. The Board of Directors of Kentucky Enterprise intends to inform the shareholders of Kentucky Enterprise in the proxy materials relating to the annual or special meeting that all Directors of Kentucky Enterprise intend to vote all shares of Kentucky Enterprise Common Stock which they own of record or have voting control over in favor of approving this Agreement, the Agreement of Merger and any such other necessary documents or actions, and all Directors will recommend approval of this Agreement and the Agreement of Merger to the other shareholders of Kentucky Enterprise, subject only to such Directors' fiduciary obligations, receipt by Kentucky Enterprise of an updated fairness opinion dated as of immediately prior to the date of the proxy statement and which is not withdrawn prior to the date of the shareholders' meeting, and their review of Fifth Third's registration statement to be filed with the SEC as set forth in Section I herein, and their reasonable satisfaction with the information set forth therein.

B.       (i)     The merger between Kentucky Enterprise and Fifth Third is
intended to be structured to qualify for treatment under present accounting rules as a pooling of interests and Kentucky Enterprise agrees that it will not, except at the request of or upon agreement of Fifth Third, take any action which would disqualify this treatment, under generally accepted accounting principles. Consistent with generally accepted accounting principles, Kentucky Enterprise agrees that on or before the Effective Time based on a review of the Thrift Subsidiary's loan losses, current classified assets and commercial, multi-family and residential mortgage loans and investment portfolio, Kentucky Enterprise will work with Fifth Third with the goal of establishing collection procedures, internal valuation reviews, credit policies and practices and general valuation allowances which are consistent with the guidelines used within the Fifth Third holding company system. Fifth Third shall provide such assistance and direction to Kentucky Enterprise as is necessary in conforming to such polices, practices, procedures and asset dispositions which are mutually agreeable between the date of this Agreement until the Effective Time; and (ii) from the date of this Agreement until the Effective Time, Kentucky Enterprise and the Thrift Subsidiary each will be operated in the ordinary course of business, and neither of them will, without the prior written consent of Fifth Third, which consent shall not be unreasonably withheld: make any changes in its capital or corporate structures; issue any additional shares of its Common Stock other than pursuant to the exercise of options granted prior to the date hereof; issue any other equity securities, other than pursuant to the exercise of options granted prior to the date hereof provided, however, that from the date hereof until December 31, 1995, Messrs. White, Ballinger, Egan and Taeuber shall not exercise in the aggregate more than fifty percent (50%) of the non-incentive stock options which they hold as of the date hereof; or, issue as borrower any long term debt or convertible or other securities of any kind, or right to acquire any of its securities; make any material changes in its method of business operations; make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $10,000; make, enter into or renew any agreement for services to be provided to Kentucky Enterprise or the Thrift Subsidiary or permit the automatic renewal of any such agreement, except any agreement for services having a term of not more than three months or requiring the expenditure of not more than $10,000 (for this purpose the phrase "permit the automatic renewal" includes the failure to send a notice of termination of such contract if such failure would constitute a renewal); open for business any branch office which has been approved by the appropriate regulatory authorities but not yet opened or apply to the appropriate regulatory authorities to establish a new branch office or expand any existing branch office; acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies; declare or pay any cash dividends on its own stock other than normal and customary cash dividends ($0.05) per quarter paid in such amounts and at such times as Kentucky Enterprise historically has done on its Common stock, provided this covenant shall only apply to Kentucky Enterprise; pay any stock dividends or make any other distributions on its stock other than cash dividends as described in the immediately preceding clause; change or otherwise amend any Benefit Plans other than as contemplated herein; and provide any increases in employee salaries or benefits other than in the ordinary course of business or as described in Schedule 1. Kentucky Enterprise agrees that it will not sell or otherwise dispose of or encumber any of the shares of the capital stock of the Thrift Subsidiary which are now owned by it.

V.       COOPERATION AND OTHER OBLIGATIONS AND OTHER COVENANTS

A. Each of the parties hereto agrees to use its best efforts and to cooperate with the other party in all reasonable respects in order to carry out and consummate the transactions contemplated by this Agreement and the Agreement of Merger at the earliest practicable time including, without limitation, the filing of applications, notices and other documents with, and obtaining approval from, appropriate governmental regulatory agencies.

B. Kentucky Enterprise agrees to permit Fifth Third, its officers, employees, accountants, agents and attorneys, and Fifth Third agrees to permit Kentucky Enterprise, its officers, employees, accountants, agents and attorneys, to have reasonable access during business hours to their respective books, records and properties, and those of the Thrift Subsidiary and The Fifth Third Bank and The Fifth Third Bank of Northern Kentucky, Inc. as well, for the purpose of making a detailed examination, or updating and amplifying prior examinations, of the financial condition, assets, liabilities, legal compliance, affairs and the conduct of the business of Kentucky Enterprise and the Thrift Subsidiary or Fifth Third, The Fifth Third Bank, and The Fifth Third Bank of Northern Kentucky, Inc. as the case may be, prior to the Effective Time, and also to permit the monitoring of the foregoing on an ongoing basis (such rights of examination and monitoring to be subject to the confidentiality obligations set forth in such Paragraph VII.D. hereof);

provided, however, that any such examination by Fifth Third or Kentucky Enterprise shall not relieve Fifth Third or Kentucky Enterprise from any responsibility or liability for any material misrepresentation or material breach of warranty hereunder discovered in the course of or subsequently to such examination and prior to the Effective Time.

VI.      CONDITIONS PRECEDENT TO CLOSING.

A.       Conditions to the Obligations of Each of the Parties:

The obligation of each of the parties hereto to consummate the transactions provided for herein and in the Agreement of Merger is subject to the fulfillment on or prior to the Effective Time of each of the following conditions:

         1. The shareholders of Kentucky Enterprise shall have duly approved and adopted this Agreement and the Agreement of Merger in accordance with and as required by law and in accordance with its Articles of Incorporation and Code of Regulations.

         2. All necessary governmental and regulatory orders, consents, clearances and approvals and requirements shall have been secured and satisfied for the consummation of such transactions, including without limitation, those of the Federal Reserve System, the OCC, the Kentucky Department of Financial Institutions, the Office of Thrift Supervision and the Federal Deposit Insurance Corporation to the extent required, including, without limitation, any approval, consent, clearance, or waiver required under 12 C.F.R. Section 563b.3(i).

         3. Dinsmore & Shohl, counsel for Fifth Third, or other counsel reasonably acceptable to Fifth Third and Kentucky Enterprise, shall have delivered an opinion as to certain federal tax aspects of the transaction addressed to Kentucky Enterprise in substantially the form appended hereto as Appendix B.

         4. Prior to or at the Effective Time, no material investigation by any state or federal agency shall have been threatened or instituted seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby and no material action or proceeding shall have been threatened or instituted before any court or government body or authority, seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby other than investigations, actions and proceedings which have been withdrawn prior to or at the Effective Time without material adverse effect to Fifth Third or Kentucky Enterprise and other than regularly-scheduled regulatory examinations.

         5. Any waiting period mandated by law in respect of the final approval by any applicable Federal regulator(s) of the transaction contemplated herein shall have expired.


B.       Conditions to the Obligations of Fifth Third:

The obligation of Fifth Third to consummate the transactions provided for herein and in the Agreement of Merger is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Fifth Third in a writing delivered to Kentucky Enterprise which specifically refers to the condition or conditions being waived:

         1. All of the representations and warranties of Kentucky Enterprise set forth in Section II of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date (as hereinafter defined) as if each such representation and warranty was given on and as of the Closing Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the business or operations of Kentucky Enterprise or the Thrift Subsidiary taken as a whole.

         2. Kentucky Enterprise shall have performed all of the obligations required of it under the terms of this Agreement and the Agreement of Merger in all material respects, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Kentucky Enterprise and the Thrift Subsidiary taken as a whole.

         3. Housley, Goldberg, Kantarian & Bronstein, P.C., counsel for Kentucky Enterprise and the Thrift Subsidiary, shall have delivered an opinion addressed to Fifth Third in substantially the form appended hereto as Appendix C.

         4.      (a)      With respect to the Qualified Benefit Plans, at least
sixty (60) days prior to the Effective Time: (1) Kentucky Enterprise or the Thrift Subsidiary shall have taken any and all actions necessary to discontinue any ongoing obligation after the Effective Time to continue contributions (including employee 401(k) contributions) to any such defined contribution plans and to discontinue after the Effective Time the accrual of further benefits under any such defined benefits plans; (2) the Thrift Subsidiary shall have adopted a resolution of its board of directors terminating the Thrift Subsidiary's Salary Savings and Investment Plan as of a date prior to the Effective Time and providing for the distribution of benefits after the receipt of a favorable determination letter from the Internal Revenue Service with respect to the termination and shall have provided Fifth Third with a copy of such resolution, (3) Kentucky Enterprise or the Thrift Subsidiary shall have provided Fifth Third with an analysis that contributions and benefits under the Qualified Benefit Plans do not exceed the amount permitted under Section 415 of the Code, (4) with respect to each Qualified Benefits Plan, Kentucky Enterprise or the Thrift Subsidiary shall have provided Fifth Third will a copy of all determination letters from the IRS (or if such a letter has been applied for, but not yet received at the Effective Time, a copy of the application for such determination letter), (5) Kentucky Enterprise or the Thrift Subsidiary shall have provided Fifth Third with a copy of all amendments to the Qualified Benefit Plans adopted on or before the Effective Time, and (6) Kentucky Enterprise or the Thrift Subsidiary shall have provided Fifth Third with a copy of any group annuity contract used as a source of funding for any Qualified Benefit Plans.

         (b) With respect to any Benefit Plan that provides for vesting of benefits, there shall be no discretionary acceleration of vesting without Fifth Third's consent whether or not such discretionary acceleration of vesting is provided under the terms of the Benefit Plan; provided that a Benefit Plan which pursuant to its terms provides for an acceleration of vesting upon a change of control of Kentucky Enterprise shall not be deemed toinvolve a discretionary acceleration of vesting and vesting thereunder shall accelerate as ofthe Effective Time.

         (c) No distribution shall be made from any Benefit Plan without Fifth Third's consent, which consent will not be unreasonably withheld, except that a distribution in the ordinary course or as contemplated in Section VII.B. herein may be made if, prior to the distribution, Kentucky Enterprise has provided Fifth Third the opportunity to review the proposed distribution.

         5. The aggregate amount of consolidated shareholders' equity (including Common Stock, Additional Paid-In Capital and Retained Earnings and excluding Treasury Stock) of Kentucky Enterprise immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with generally accepted principles, consistently applied, shall not be less than $49,028,000. The separate shareholders' equity of Thrift Subsidiary immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a separate basis in accordance with generally accepted accounting principles, consistently applied, shall not be less than such shareholders' equity as reflected in Thrift Subsidiary's June 30, 1995 audited financial statements. For purposes of this subparagraph 5 to Section VI.B., any expenses or accruals after the date hereof relating to (i) the adjustments contemplated by Section IV.B.(i) herein, (ii) termination or funding of any of Kentucky Enterprise's or the Thrift Subsidiary's Benefit Plans, as contemplated herein, (iii) any extraordinary payment of assessment by or with respect to the Savings Association Insurance Fund on the deposits of the Thrift Subsidiary,
(iv) acceleration of vesting under any of the Kentucky Enterprise or the Thrift Subsidiary Benefit Plans, or (v) expenses associated with the Merger shall be excluded for purposes of calculation of Kentucky Enterprise's and the Thrift Subsidiary's shareholders' equity as contemplated herein.


         6. Fifth Third's independent certified public accountants shall have reviewed the unaudited consolidated financial statements of Kentucky Enterprise as at the end of the month immediately preceding the Effective Time, as well as the unaudited separate financial statements of the Thrift Subsidiary as of the same date, performed such other auditing procedures as may be requested by Fifth Third and reported in good faith that they are not aware of any material modifications that should be made in order for such financial statements to (i) be in conformity with generally accepted accounting principles, consistently applied, excluding the presentation of footnotes, and
(ii) accurately state the financial condition and results of operations of Kentucky Enterprise and each of the Thrift Subsidiary, and such modifications, in either case, would have a material adverse effect on the financial condition of Kentucky Enterprise or any of the Thrift Subsidiary.

         7. The receipt of a certificate from Kentucky Enterprise and each of the Thrift Subsidiary, executed by the chief executive officer and chief financial officer of each, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section II hereof were true and correct as of the date of this Agreement and as of the Closing Date in all material respects, except (y) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (z) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the business or operations of Kentucky Enterprise and the Thrift Subsidiary taken as a whole; and (ii) it has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement and the Agreement of Merger, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Kentucky Enterprise and the Thrift Subsidiary taken as a whole.

         8. The total issued and outstanding shares of Kentucky Enterprise Common Stock shall not exceed 3,015,300 shares and all options to purchase Kentucky Enterprise Common Stock shall have been exercised and fully paid at least one week prior to the Closing Date, there shall be no outstanding options to purchase Kentucky Enterprise Common Stock and any stock option plan or arrangement shall have been terminated.

         9. Fifth Third shall have received a letter from Deloitte & Touche, Fifth Third's independent public accountants, to the effect that the Merger will qualify for "pooling of interests" accounting treatment unless such letter cannot be issued by reason of (i) any agreement with respect to treatment of the ESOP, or (ii) financing of exercises of options as contemplated in Section VII.B.8 of this Agreement, in which case the receipt of such letter shall not be a condition to the obligation of Fifth Third to consummate the transactions provided for herein.

C.       Conditions to the Obligations of Kentucky Enterprise:

The obligation of Kentucky Enterprise to consummate the transactions provided for herein and in the Agreement of Merger is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Kentucky Enterprise in a writing delivered to Fifth Third which specifically refers to the condition or conditions being waived:

         1. All of the representations and warranties of Fifth Third set forth in Section III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as if each such representation and warranty was given on and as of the Closing Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the consolidated business or operations of Fifth Third.

         2. Fifth Third shall have performed all of the obligations required of it under the terms of this Agreement and the Agreement of Merger in all material respects, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the consolidated business or operations of Fifth Third.

         3. Paul L. Reynolds, counsel for Fifth Third, shall have delivered an opinion addressed to Kentucky Enterprise in substantially the form appended hereto as Appendix D.

         4. The receipt of a certificate from Fifth Third, executed by its chief executive officer and chief financial officer, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section III were true and correct as of the date of this Agreement and as of the Closing Date, except (y) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (z) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the consolidated business or operations of Fifth Third; and, (ii) Fifth Third has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement and the Agreement of Merger, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Fifth Third.

         5. Fifth Third shall have registered its shares of Common Stock to be issued to the Kentucky Enterprise shareholders hereunder and pursuant to the Agreement of Merger with the SEC pursuant to the Securities Act of 1933, as amended, and with all applicable state securities authorities. The registration statement with respect thereto shall have been declared effective by the SEC and all applicable state securities authorities and no stop order shall have been issued. The shares of Fifth Third Common Stock to be issued to the Kentucky Enterprise shareholder hereunder shall have been authorized for trading on the National Market System of the National Association of Securities Dealers upon official notice of issuance.

         6. Fifth Third's Trust Department, as the Exchange Agent (as contemplated in the Agreement of Merger), shall acknowledge in writing to Kentucky Enterprise that it is in receipt of (i) certificates representing a whole number of shares of Fifth Third Common Stock to be issued to the shareholders of Kentucky Enterprise pursuant to this Agreement and the Agreement of Merger, and (ii) sufficient cash to be paid to the Kentucky Enterprise shareholders for fractional shares.

VII.     ADDITIONAL COVENANTS

A. The Thrift Subsidiary shall be either (i) merged with and into Fifth Third Bank of Northern Kentucky, Inc. ("5/3"), to be effective the Effective Time, or (ii) Fifth Third will maintain the Thrift Subsidiary as a separate affiliate of Fifth Third and transfer substantially all of the assets of the Thrift Subsidiary to 5/3, or (iii) The Thrift Subsidiary will be merged with Fifth Third Savings Bank of Western Kentucky, F.S.B. ("5/3 F.S.B.") and substantially all of the assets of the Thrift Subsidiary will be transferred to 5/3. The parties hereto agree to cooperate with one another to effect such merger or other transaction. Upon consummation of any merger of the Thrift Subsidiary, the separate corporate existence of the Thrift Subsidiary shall cease by operation of law. As soon as reasonably practicable after the date of this Agreement, 5/3 or 5/3 F.S.B. and Thrift Subsidiary shall enter into a Bank Plan of Merger mutually acceptable to the parties.

B.       1.      Fifth Third shall use its best efforts to employ at Fifth
Third or other Fifth Third subsidiaries or affiliates as many of the Kentucky Enterprise and Thrift Subsidiary employees who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies; provided that such continuing employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the Thrift Subsidiary's medical plan immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's medical plan. Each employee of Kentucky Enterprise and the Thrift Subsidiary who becomes an employee of Fifth Third or any of its subsidiaries or affiliates at or immediately subsequent to the Merger shall be entitled to participate in all employee benefit plans sponsored by Fifth Third or its subsidiaries or affiliates on the same terms and to the same extent as similarly situated employees. Such employees shall receive full credit for their period of service to Kentucky Enterprise and the Thrift Subsidiary for purposes of determining eligibility, participation and vesting in all Fifth Third employee benefit plans but not for purposes of determining the benefits accrued under the Fifth Third Master Retirement Plan.

         2. Those employees who are not to be employed by Fifth Third and who sign and deliver a termination and release agreement in the form acceptable to Fifth Third and Kentucky Enterprise, shall be entitled to severance pay equal to, in the case of officers of Kentucky Enterprise or the Thrift Subsidiary, one week's pay for each year of service up to a maximum of ten (10) weeks; in the case of a salaried employee who is not an officer, one weeks' pay for each year of service up to a maximum of eight (8) weeks' pay; and, in the case of an hourly employee, one week's pay for each year of service up to a maximum of six (6) weeks' pay. Fifth Third shall provide sufficient notification to Kentucky Enterprise of those employees it will not be hiring in order that such employees terminated by Kentucky Enterprise can be given appropriate notice of termination in advance of the effectiveness thereof and Fifth Third shall provide limited out placement services and assistance to such employees through Fifth Third's Human Resources Department. Nothing contained in this Paragraph VII.B.2 shall be construed or interpreted to limit or modify in any way Fifth Third's at will employment policy.

         3. Any officer of Kentucky Enterprise or the Thrift Subsidiary who has an employment agreement with Kentucky Enterprise or the Thrift Subsidiary (each a "Contract Officer") shall, receive as of the Effective Time, the severance or termination payments provided for in their respective employment agreements ("Contract Payments") as their sole severance payments from Kentucky Enterprise and Fifth Third in connection with the Merger. As a condition to receiving their Contract Payments each Contract Officer shall sign and deliver to Fifth Third a termination and release agreement and, as a further condition, James T. White will execute and deliver an agreement not to compete with Fifth Third or its subsidiaries in the Commonwealth of Kentucky or Southern Ohio for a period of two years after the Effective Time and Messrs. White, Egan, Ballinger and Taeuber will execute and deliver agreements not to solicit customers or employees of Kentucky Enterprise, Thrift Subsidiary or any of their subsidiaries for a period of three years after the Effective Time.
All such agreements shall be in a form reasonably acceptable to Fifth Third, Kentucky Enterprise and the respective Contract Officers. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall any Contract Officer receive any payment that would be considered an "Excess Parachute Payment" pursuant to Section 280(G) of the Code.

         4. Because Fifth Third does not currently have an ESOP for its employees, the Kentucky Enterprise ESOP shall be terminated by Fifth Third immediately after the first publication of financial statements by Fifth Third reflecting at least thirty (30) days of combined financial results of Fifth Third and Kentucky Enterprise and Fifth Third shall take all appropriate action to effectuate such termination at such time. The assets of Kentucky Enterprise ESOP shall be distributed to participants or their beneficiaries as soon as practicable after the later to occur of termination of such ESOP or the receipt of a favorable determination letter from the Internal Revenue Service as to the effect of the ESOP's termination on its tax-qualified status under section 401 of the Code. Counsel selected by Kentucky Enterprise shall be responsible for securing such determination letter from the Internal Revenue Service including, if not received prior thereto, subsequent to the Effective Time, all subject to the prior review and approval (which approval will not be unreasonably withheld in order to carry out the intent hereof) of Fifth Third and its counsel of the filings with the IRS and notice to and opportunity to comment by Fifth Third with respect to any other actions. Fifth Third and Kentucky Enterprise acknowledge that the Kentucky Enterprise ESOP has unallocated assets with a fair market value exceeding the outstanding balance of the loan secured by those assets. Without changing the existing vesting and allocation provisions in the Kentucky Enterprise ESOP, the parties agree that the participants in the Kentucky Enterprise ESOP as of the Effective time will benefit from this investment in accordance with the ESOP's terms. Therefore, after the Effective Time and until termination of the Kentucky Enterprise ESOP as herein provided, the Kentucky Enterprise ESOP will be continued for the sole benefit of the participants in the Kentucky Enterprise ESOP as of the Effective Time in accordance with the ESOP's terms. Following payment of the outstanding balance of the Kentucky Enterprise ESOP loan through the sale of unallocated shares, any excess assets shall be returned to the Kentucky Enterprise ESOP for allocation to Kentucky Enterprise ESOP participants in accordance with terms of the Kentucky Enterprise ESOP. During the period between the Effective Time and the date the ESOP is terminated (as herein provided) each participant in the ESOP as of the Effective Time shall be permitted to maintain his/her account in the ESOP (no matter the size of the account balance) unless the participant otherwise elects in accordance with the diversification provisions in said plan as of the date hereof. Subject to the requirements of this paragraph and paragraph VI. B. 4., each participant in he Kentucky Enterprise ESOP and/or the Kentucky Enterprise Salary Savings and Investment Plan who becomes an employee of Fifth Third may be given the opportunity to transfer (or roll over) his or her benefit distributions into Fifth Third's 401(k) plan.

         5. After the Effective Time, with respect to the Thrift Subsidiary's Retirement Plan for Employees, Fifth Third shall either (1) terminate said plan and make distributions to participants as soon as practicable after receipt of a favorable determination letter from the Internal Revenue Service with respect to the termination, or (ii) merge said plan into a comparable Fifth Third plan. Each participant in such plan who becomes an employee of Fifth Third may be given the opportunity to transfer (or roll over) his or her distribution from such terminated plan into Fifth Third's 401(k) plan. Prior to the Effective Time, the Thrift Subsidiary may, at any time, amend (as necessary) its Retirement Plan for employees to permit participants and their beneficiaries to elect to receive their accrued benefits in the form of a lump sum payment rather than an annuity.

         6. Fifth Third agrees to honor the obligations, in effect on the Effective Time, of Kentucky Enterprise and the Thrift Subsidiary under the following plans and arrangements (collectively, the "Non-qualified Plans") that are described in the schedules provided under Section II.Q. hereof: (i) the director emeritus plan, including the supplemental retirement arrangement with Mentor E. Graves, (ii) the supplemental executive retirement agreement with James T. White, (iii) the deferred compensation plans, and (iv) the trust agreements associated with such plans and agreements. Notwithstanding the foregoing, on or before the Effective Time, Kentucky Enterprise and the Thrift Subsidiary may (following prior consultation with and review by Fifth Third of the proposed actions) contribute to the trusts associated with the Non-qualified Plans amounts projected by the Thrift Subsidiary to be sufficient to enable the trusts to satisfy the obligations of Kentucky Enterprise and the Thrift Subsidiary under the Non-qualified plans.

         7. Notwithstanding any other provision of this Agreement, Fifth Third agrees that Kentucky Enterprise and the Thrift Subsidiary may take such actions on or before the Effective Time as are necessary or appropriate to effectuate the purposes of this Section VII.B. (following prior consultations with and review by Fifth Third of the proposed actions), including but not limited to (i) the adoption and execution of agreements and amendments relating to the plans and programs referenced herein, including the execution of agreements renewing the employment agreements for an overall term not to exceed three years, and (iii) the adoption and execution of any amendment required by applicable law.

         8. Subject to normal credit evaluation and standard loan guidelines, a Fifth Third subsidiary bank will provide financing to qualified option holders to allow them to fully exercise all outstanding options as set forth herein.

         9. Notwithstanding anything to the contrary in this Agreement, Kentucky Enterprise shall amend the Supplemental Executive Retirement Agreement (the "SERA") with James T. White to provide that ordinary income arising from exercise of his non-incentive stock options shall be disregarded when calculating benefits payable under the SERA.

C. (i) From and after the Effective Time, Fifth Third shall assume the obligations of Kentucky Enterprise and Thrift Subsidiary or any of their subsidiaries arising under applicable Ohio and Federal law in existence as of the date hereof or as amended prior to the Effective Time and under the Kentucky Enterprise Articles of Incorporation and Code of Regulations or Thrift Subsidiary Charter or Bylaws as in effect on the date hereof to indemnify , defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who become, prior to the Effective Time, an officer or director of Kentucky Enterprise, Thrift Subsidiary, or any of their subsidiaries (the "Indemnified Parties") against losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgements or amounts that are paid in settlement (which settlement shall require the prior written consent of Fifth Third) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Kentucky Enterprise, the Thrift Subsidiary or any of their subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the merger and the transactions contemplated by this Agreement or the Agreement of Merger), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time. Fifth Third shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under the Kentucky Enterprise Articles of Incorporation or Code of Regulations or Thrift Subsidiary's Charter or Bylaws. Fifth Third's assumption of the indemnification obligations of Kentucky Enterprise, Thrift Subsidiary or any of their subsidiaries as provided herein shall continue for a period of five years after the Effective Time or, in the case of claims asserted prior to the fifth anniversary of the Effective Time until such matters are finally resolved. Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim shall notify Fifth Third (but the failure to so notify Fifth Third shall not relieve Fifth Third from any liability which Fifth Third may have under this section except to the extent Fifth Third is materially prejudiced thereby). Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with resect to each matter under this section unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified parties.

         (ii) From and after the Effective Time, the directors, officers and employees of Kentucky Enterprise and its subsidiaries who become directors, officers or employees of Fifth Third or any of its subsidiaries, except for the indemnifications rights set forth in subparagraph (i) above, shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers or employees of Fifth Third or the subsidiary by which such person is employed are entitled under the provisions of the Articles of Incorporation of Fifth Third or similar governing documents of Fifth Third or its applicable subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect form time to time after the Effective Time.

         (iii) The obligations of Fifth Third provided under this Section VII.C. are intended to benefit, and be enforceable against Fifth Third directly by, the Indemnified parties, and shall be binding on all respective successors of Fifth Third.

         (iv) Fifth Third shall also purchase and keep in force for a five year period, a policy of directors' and officers' liability insurance in the amount of $25 million to provide coverage for acts or omissions of the type currently covered by Kentucky Enterprise's existing directors' and officers' liability insurance for acts or omission occurring on or prior to the Effective Time, but only to the extent such insurance may be purchased or kept in full force on commercially reasonable terms taking into account the cost thereof and the benefits provided thereby. It is agreed that such costs shall be commercially reasonable so long as they do not exceed 200% of the costs currently paid for such coverage by Kentucky Enterprise.

D. Fifth Third will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it by Kentucky Enterprise concerning Kentucky Enterprise or the Thrift Subsidiary. Kentucky Enterprise will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it concerning Fifth Third or any of its affiliates. In the event the Merger is not completed, all non-public financial statements, documents and materials, and all copies thereof, shall be returned to Kentucky Enterprise or Fifth Third, as the case may be, and shall not be used by Fifth Third or Kentucky Enterprise, as the case may be, in any way detrimental to Kentucky Enterprise or Fifth Third.

E. All notices under this Agreement or under the Agreement of Merger shall be in wiring and shall be sufficient in all respects if delivered in person or mailed by certified mail, return receipt requested, with postage prepaid and addressed, if to Kentucky Enterprise to Mr. James T. White, President and Chief Executive Officer, Kentucky Enterprise Bancorp, Inc., 800 Monmouth Street, Newport, Kentucky 41071, with a copy to Housley, Goldberg, Kantarian & Bronstein, P.C., 1220 19th Street, N.W., Suite 700, Washington, D.C. 20036, Attention: Leonard S. Volin, Esq.; if to Fifth Third, to Mr. George A. Schaefer, Jr., President and Chief Executive Officer, Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, with a copy to Paul
L. Reynolds, Esq., Vice President and General Counsel, Fifth Third Bank, Legal Division, 38 Fountain Square Plaza, 2nd Floor, Cincinnati, Ohio 45263. Such notices shall be deemed to be received when delivered in person or when deposited in the mail by certified mail, return receipt requested with postage prepaid.

F. This Agreement and the Agreement of Merger (which together shall constitute a single agreement), together with the written instruments specifically referred to herein and such other written agreements delivered by Fifth Third or Kentucky Enterprise to each other pursuant hereto constitute the entire agreement between the parties with regard to the transactions contemplated herein and in the Agreement of Merger and supersede any prior agreements, whether oral or in writing, including that certain letter from Fifth Third to Board of Directors, Kentucky Enterprise Bancorp, c/o Michael A. Murphy, dated July 28, 1995. This Agreement and the Agreement of Merger may be hereafter amended only by a written instrument executed by each of the parties pursuant to Section X hereof.

G. During the period from the date of this Agreement to the Effective Time, except with the prior approval of Fifth Third, Kentucky Enterprise shall not, and shall not permit its representatives to, directly or indirectly, subject to the exercise by the Directors of Kentucky Enterprise of their fiduciary duties, initiate, solicit, negotiation with, encourage discussions with, provide information to, or agree to a transaction with, any corporation, partnership, person or other entity or group concerning any merger in which neither Kentucky Enterprise or the Thrift Subsidiary is the acquire or any sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction involving Kentucky Enterprise or the Thrift Subsidiary (any such transaction being referred to herein as an

"Acquisition Transaction"). Subject to the exercise by the Directors of Kentucky Enterprise of their fiduciary duties, Kentucky Enterprise promptly shall communicate to Fifth Third the terms of any proposal which it may receive in respect of an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto.

H. Fifth Third and Kentucky Enterprise shall each indemnify and hold the other harmless for any claim, liability or expense (including reasonable attorneys' fees) arising from a misstatement or omission in the applications submitted to regulatory agencies for approval of the transaction contemplated by this Agreement and the Agreement of Merger relating to the indemnifying party which is based or made in reliance upon any representation, warranty, or covenant of such party in this Agreement or any certification, document, or other information furnished or to be furnished by such party pursuant to this Agreement. From and after Closing Date, this subsection shall be of no further force or effect.

I.       [Intentionally Left Blank]

J.       [Intentionally Left Blank]

K. Fifth Third and Kentucky Enterprise shall agree with each other as to the form and substance of any press release related to this Agreement and the Agreement of Merger or the transactions contemplated hereby and thereby, and shall consult with each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit either party from making any disclosure which its counsel deems required by law.

L. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement and the Agreement of Merger, including, without limitation, fees, costs and expenses of its own financial consultants, investment bankers, accountants and counsel, without reduction or modification in the number of shares of Fifth Third Common Stock to be issued hereunder. The expenses of printing and mailing the prospectus/proxy statement shall be paid by Fifth Third.

M.       1.      Between the date hereof and the Closing Date, Kentucky
Enterprise shall promptly advise Fifth Third in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on Kentucky Enterprise and its subsidiaries, taken as a whole.

         2. Between the date hereof and the Closing Date, Fifth Third shall promptly advise Kentucky Enterprise in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on Kentucky Enterprise and its subsidiaries, taken as a whole.

VIII.    TERMINATION

A. This Agreement and the Agreement of Merger may be terminated at any time prior to the Effective Time by written notice delivered by Fifth Third to Kentucky Enterprise or by Kentucky Enterprise to Fifth Third in the following instances:

         1. By Fifth Third or Kentucky Enterprise, if there has been a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties, and covenants set forth herein and such misrepresentations, breach or failure to comply has not been cured (if capable of cure) within thirty (30) days after receipt of written notice, provided, the party in default shall have no right to terminate for its own default.

         2. By Fifth Third or Kentucky Enterprise, in each case taken as a whole, if the business or assets or financial condition of the other party shall have materially and adversely changed from that in existence at June 30, 1995, other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under this Agreement.

         3. By Fifth Third or Kentucky Enterprise, if the merger transaction contemplated herein has not been consummated by June 30, 1996, provided the terminating party is not in material breach or default of any representations, warranty or covenant contained herein on the date of such termination.

         4. By the mutual written consent of Fifth Third and Kentucky Enterprise.

         5. By Fifth Third if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Fifth Third to effect the Merger set forth in Sections VI.A. and
B. herein and non-compliance is not waived by Fifth Third.

         6. By Kentucky Enterprise if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions of the obligations of Kentucky Enterprise to effect the Merger as set forth in Sections VI.A. and C. herein and non-compliance is not waived by Kentucky Enterprise.

B. If Kentucky Enterprise shareholders, acting at a meeting held for the purpose of voting upon this Agreement and the Agreement of Merger, fail to approve such agreements in the manner required by law, then this Agreement and the Agreement of Merger shall be deemed to be automatically terminated.

C. Upon termination as provided in this Section, this Agreement and the Agreement of Merger, except for the provisions of Paragraphs D, H, K and L of
Section VII hereof shall be void and of no further force or effect, and, except as provided in Paragraph H of Section VII hereof, neither party hereto not in material breach or default of its representations, warranties and covenants hereunder shall have any liability of any kind to the other party including but not limited to liability for expenses incurred by the other party in connection with this transaction; provided that no such termination shall relieve a breaching party from liability for any uncured willful breach of a covenant, undertaking, representation or warranty giving rise to such termination.



IX.      CLOSING AND EFFECTIVE TIME

The consummation of the transactions contemplated by this Agreement and the Agreement of Merger shall take place at a closing to be held at the offices of Fifth Third in Cincinnati, Ohio on a Friday which is as soon as is reasonably possible following the date that all of the conditions precedent to closing set forth in Section VI hereof, including the waiting period required by any banking or bank holding company regulatory agency after its approval of the Merger is issued before the transaction may be consummated, have been fully met or effectively waived (the "Closing Date"). Pursuant to the filing of articles or a certificate of merger (which shall be acceptable to Kentucky Enterprise and Fifth Third) with the Secretary of State of Ohio in accordance with law, this Agreement and the Agreement of Merger, the Merger provided for herein and in the Agreement of Merger shall become effective at the close of business on said day (the "Effective Time"). By mutual agreement of the parties, the closing may be held at any other time or place or on any other date and the effectiveness of the Merger (and the Effective Time) may be changed by such mutual agreement. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for agreements of the parties which by their terms are intended to be performed after the Effective Time.

X.       AMENDMENT

This Agreement may be amended, modified or supplemented by the written agreement of Kentucky Enterprise and Fifth Third upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger, this Agreement and the Agreement of Merger by the shareholders of Kentucky Enterprise, but after any such approval by the shareholders of Kentucky Enterprise no amendment shall be made (without further shareholder approval) which changes in any manner adverse to such shareholders the consideration to be provided to such shareholders pursuant to this Agreement and the Agreement of Merger.

XI.      GENERAL

This Agreement was made in the State of Ohio and shall be interpreted under the laws of the United States and the State of Ohio. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but except as set forth herein none of the provisions hereof shall be binding upon and inure to the benefit of any other person, firm or corporation whomsoever. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any party hereto without the prior written consent of the other party; provided, however, that the merger or consolidation of Fifth Third shall not be deemed an assignment hereunder if Fifth Third is the surviving corporation in such merger or consolidation and its Common Stock shall thereafter continue to be publicly traded and issuable to Kentucky Enterprise shareholders pursuant to the terms of this Agreement and the Agreement of Merger.

XII.     COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes but such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Affiliation Agreement as of the date hereinabove set forth.

                                              FIFTH THIRD BANCORP

(SEAL)                                By:     /s/ Robert P. Niehaus
                                              ------------------------------
                                              Name:    Robert P. Niehaus
                                              Title:   Senior Vice President



                                      Attest: /s/ Paul L. Reynolds
                                              ------------------------------
                                              Name:    Paul L. Reynolds
                                              Title:   Assistant Secretary



                                              KENTUCKY ENTERPRISE BANCORP, INC.

(SEAL)                                By:     /s/ James T. White
                                              ------------------------------
                                              Name:    James T. White
                                              Title:   President



                                     Attest:  /s/ Mentor E. Graves
                                              ------------------------------
                                              Name:    Mentor E. Graves
                                              Title:   Chairman

                                    ANNEX B





                              AMENDED AND RESTATED
                              AGREEMENT OF MERGER

                                       OF

                       KENTUCKY ENTERPRISE BANCORP, INC.
                             (AN OHIO CORPORATION)

                                 WITH AND INTO

                              FIFTH THIRD BANCORP
                             (AN OHIO CORPORATION)

                                 UNDER THE NAME

                              FIFTH THIRD BANCORP

                          DATED AS OF AUGUST 28, 1995





                                      B-1-

                              AMENDED AND RESTATED
                              AGREEMENT OF MERGER

                                       OF

                       KENTUCKY ENTERPRISE BANCORP, INC.
                             (AN OHIO CORPORATION)

                                 WITH AND INTO

                              FIFTH THIRD BANCORP
                             (AN OHIO CORPORATION)

                                 UNDER THE NAME

                              FIFTH THIRD BANCORP

THIS AMENDED AND RESTATED AGREEMENT OF MERGER (the "Agreement of Merger") dated as of August 28, 1995, between KENTUCKY ENTERPRISE BANCORP, INC., an Ohio corporation (hereinafter called "Kentucky Enterprise "), and FIFTH THIRD BANCORP, Cincinnati, Hamilton County, Ohio, an Ohio corporation (hereinafter sometimes called the "Surviving Corporation" or "Fifth Third"), Kentucky Enterprise and Fifth Third being hereinafter sometimes collectively called "the Constituent Corporations";

                              W I T N E S S E T H:

WHEREAS, the Constituent Corporations deem it advisable for their benefit respectively, and for the benefit of their respective shareholders, that Kentucky Enterprise merge into Fifth Third pursuant to this Agreement and the applicable provisions of the laws of the State of Ohio;

NOW, THEREFORE, the Constituent Corporations hereby agree each with the other, in accordance with the applicable provisions of the laws of the State of Ohio, that Kentucky Enterprise shall merge into Fifth Third with Fifth Third as the Surviving Corporation and that the terms and conditions of such merger (the "Merger") hereby agreed upon and the mode of carrying the same into effect are and shall be as follows:

                                   ARTICLE I

                                 JURISDICTIONS

The jurisdictions under the laws of which each of the Constituent Corporations exists are as follows: Fifth Third is a corporation which exists under the laws of the State of Ohio and Kentucky Enterprise is a corporation which exists under the laws of the State of Ohio.

                                   ARTICLE II

                                   THE MERGER

When this Agreement shall have been approved and adopted and shall have been filed and recorded along with other necessary documents in accordance with the laws of the State of Ohio, and the Merger becomes effective, the separate existence of Kentucky Enterprise shall cease and Kentucky Enterprise shall be merged into Fifth Third which will be the Surviving Corporation and which shall continue its corporate existence under the laws of the State of Ohio under the name "Fifth Third Bancorp".





                                      B-2-

                                  ARTICLE III

                           ARTICLES OF INCORPORATION

The Second Amended Articles of Incorporation, as amended, of Fifth Third of record with the Secretary of State of Ohio at the time the Merger becomes effective in accordance with the provisions of Section 4 of Article X hereof (which are incorporated by reference herein and made a part of this Agreement of Merger as though set out in full in the body hereof) shall be the Articles of Incorporation of the Surviving Corporation, until further amended as provided by law.

                                   ARTICLE IV

                             DIRECTORS AND OFFICERS

The Directors of Fifth Third who are in office at the time the Merger becomes effective shall be the directors of the Surviving Corporation, each of whom shall continue to serve as a Director for the term for which he was elected, subject to the Regulations of the Surviving Corporation nd in accordance with law. The officers of Fifth Third who are in office at the time the Merger becomes effective shall be the officers of the Surviving Corporation, subject to the Regulations of the Surviving Corporation and in accordance with law.

                                   ARTICLE V

                                  REGULATIONS

The Regulations of Fifth Third at the time the Merger becomes effective shall be the Regulations of the Surviving Corporation, until amended as provided therein and in accordance with law.

                                   ARTICLE VI

                               SERVICE OF PROCESS

The names and addresses of the statutory agents of each of the Constituent Corporations and the Surviving Corporation upon whom any process, notice or demand may be served are as follows: the statutory agent for Fifth Third, one of the Constituent Corporations and the Surviving Corporation, is Paul L. Reynolds, 38 Fountain Square Plaza, Cincinnati, Hamilton County, Ohio 45263; the statutory agent for Kentucky Enterprise, one of the Constituent Corporations, is CT Corporation Systems, 815 Superior Avenue N.E., Cleveland, Ohio 44114.

                                  ARTICLE VII

                   MODE OF EFFECTUATING CONVERSION OF SHARES

1.       At the time the Merger becomes effective:

(a) All of the shares of the Common Stock without par value of Fifth Third ("Fifth Third Common Stock") that are issued and outstanding or held by Fifth Third as treasury shares immediately prior to the time the Merger becomes effective will remain unchanged and will remain outstanding or as treasury shares, as the case may be, when the Merger becomes effective as shares of the Common Stock without par value of the Surviving Corporation. Any stock options, subscription rights, warrants or other securities outstanding immediately prior to the time the Merger becomes effective, entitling the holders to subscribe





                                      B-3-
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for of purchase any shares of the capital stock of any class of Fifth Third, and any securities outstanding at such time that are convertible into shares of the capital stock of any class of Fifth Third will remain unchanged and will remain outstanding when the Merger becomes effective with the holders thereof entitled to subscribe for, purchase or convert their securities into the number of shares of the class of capital stock of Fifth Third to which they are entitled under the terms of the governing documents.

(b) Each of the shares of the Common Stock, $.01 par value per share, of Kentucky Enterprise ("Kentucky Enterprise Common Stock") (not including shares held by stockholders who dissent and are entitled to payment under applicable law ("Dissenting Shareholders") and shares held as treasury shares) that is issued and outstanding immediately prior to the time the Merger becomes effective will, when the Merger becomes effective by virtue of the Merger and without any action on the part of Fifth Third, Kentucky Enterprise or the holders of shares of Fifth Third or Kentucky Enterprise common stock, be converted by virtue of the Merger and without further action, into .3823 shares of Fifth Third Common Stock (the "Exchange Ratio").

(c) All issued and outstanding shares of the Preferred Stock of Kentucky Enterprise and all options to purchase Kentucky Enterprise Common Stock outstanding but unexercised shall be cancelled at the time the Merger becomes effective.

2. At the time the Merger becomes effective, all of the shares of Kentucky Enterprise Common Stock, whether issued or unissued (including treasury shares), will be cancelled and extinguished and the holders of certificates for shares thereof shall cease to have any rights as shareholders of Kentucky Enterprise, except such rights, if any, as they may be entitled to under the provisions of Sections 1701.84 and 1701.85 of the Ohio Revised Code with respect to the rights of Dissenting Shareholders, and, except as aforesaid, their sole rights as shareholders shall pertain to the Fifth Third Common Stock and cash in lieu of fractional shares, if any (as described in the immediately succeeding paragraph), into their Kentucky Enterprise Common Stock shall have been converted by virtue of the Merger.

3. After the time the Merger becomes effective, each holder of a certificate or certificates for shares of Kentucky Enterprise Common Stock, upon surrender or the same duly transmitted to Fifth Third Trust Department, as Exchange Agent (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Fifth Third Common Stock into which such holder's shares of Kentucky Enterprise Common Stock shall have been converted by the Merger, plus a cash payment for any fraction of a share to which the holder is entitled, in lieu of such fraction of a share, equal in amount to the product resulting from multiplying such fraction by the per share closing price of Fifth Third Common Stock as reported on the NASDAQ National Market System on the date the Merger becomes effective (the "Applicable Market Value Per Share of Fifth Third Common Stock"). Within seven business days after the Effective Time (as defined herein), the Exchange Agent will send a notice and transmittal form to each Kentucky Enterprise shareholder of record at the Effective Time whose Kentucky Enterprise stock shall have been converted into Fifth Third Common Stock advising such shareholder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formally evidencing Kentucky Enterprise Common Stock in exchange for new certificates for Fifth Third Common Stock. Until so surrendered, each outstanding certificate that prior to the time the Merger becomes effective represented shares of Kentucky Enterprise Common Stock shall be deemed for all corporate purposes to evidence ownership of the number of full shares of Fifth Third Common Stock into which the same shall have been converted; provided, however, that dividends or distributions otherwise payable with respect to shares of Fifth Third Common Stock into which Kentucky Enterprise Common Stock shall have been so converted shall be paid with respect to such shares only when the certificate or certificates evidencing shares of Kentucky Enterprise Common Stock shall have been so surrendered (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution





                                      B-4-
of such documentation as may be reasonably required by Fifth Third) and thereupon any such dividends and distributions shall be paid, without interest, to the holder entitled thereto subject however to the operation of any applicable escheat or similar laws relating to unclaimed funds.

4. The exchange ratio referred to in Section 1(b) of this Article VII shall be adjusted so as to give the Kentucky Enterprise shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected between the date of this Agreement and the time the Merger becomes effective.

                                  ARTICLE VIII

                    VESTING OF PROPERTIES AND OTHER MATTERS

1. At the time the Merger becomes effective, the effect shall be as provided by the applicable provisions of the laws of Ohio. Without limiting the generality of the foregoing, and subject thereto, at the time the Merger becomes effective: the separate existence of Kentucky Enterprise shall cease; the Surviving Corporation shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of the Constituent Corporations, and all obligations owing by or due each of the Constituent Corporations, shall be vested in, and become the obligations of, the Surviving Corporation, without further act or deed, including, without limitation, any liability to Dissenting Shareholders under Sections 1701.84 and 1701.85 of the Ohio Revised Code; and all rights of creditors of each Constituent Corporation shall be preserved unimpaired, and all liens upon the property of each of the Constituent Corporations shall be preserved unimpaired, on only the property affected by such liens immediately prior to the time the Merger becomes effective.

2. From time to time as and when requested by the Surviving Corporation, or by its successors or assigns, the officers and Directors of Kentucky Enterprise in office at the time the Merger becomes effective shall execute and deliver such instruments and shall take or causes to be taken such further or other action as shall be necessary in order to vest or perfect in the Surviving Corporation or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises and authority of Kentucky Enterprise and otherwise to carry out the purposes of this Agreement.

                                   ARTICLE IX

            REPRESENTATIONS AND AGREEMENTS OF SURVIVING CORPORATION

1. Fifth Third, the Surviving Corporation, agrees that it may be served with process in Ohio in any proceeding for the enforcement of any obligation of Kentucky Enterprise, one of the Constituent Corporations, and in any proceeding for the enforcement of the rights of a dissenting shareholder of Kentucky Enterprise against the Surviving Corporation.

2. Fifth Third, the Surviving Corporation, irrevocably appoints the Secretary of State of Ohio as its agent to accept service of process in any such proceedings referred to in Section 1 of this Article IX. The address of Fifth Third to which a copy of such process should be mailed by the Secretary of State of Ohio is set forth in Article VI of this Agreement.

3. Fifth Third, the Surviving Corporation, agrees that it will promptly pay to any dissenting shareholders of Kentucky Enterprise, one of the Constituent Corporations, the amount, if any, to which





                                      B-5-
they shall be entitled under the provisions of Sections 1701.84 and 1701.85 of the Ohio Revised Code with respect to the rights of dissenting shareholders.

                                   ARTICLE X

              APPROVAL AND ADOPTION BY DIRECTORS AND SHAREHOLDERS;

                                 EFFECTIVE TIME

1. Fifth Third, the Surviving Corporation, represents and warrants that the Board of Directors of Fifth Third duly has approved this Agreement of Merger; Division (D) of Section 1701.78 of the Ohio Revised Code does not require adoption of this Agreement of Merger by the shareholders of Fifth Third; and pursuant to Division (H) of Section 1701.78 of the Ohio Revised Code, the approval of this Agreement of Merger by the Directors of Fifth Third shall constitute adoption by Fifth Third.

2. Kentucky Enterprise, one of the Constituent Corporations, represents and warrants that the Directors of Kentucky Enterprise have by resolution adopted by them, approved this Agreement of Merger and directed that this Agreement of Merger be submitted to a vote of the shareholders entitled to vote in respect thereof at a meeting of the shareholders held for such purpose. Notice of such meeting as required by the provisions of the law of the State of Ohio and the Code of Regulations of Kentucky Enterprise shall be duly given.

3. Kentucky Enterprise, one of the Constituent Corporations, represents and warrants that this Agreement of Merger is required to be approved and adopted by the affirmative vote of the holders of two-third (2/3rds) of the issued and outstanding shares of Kentucky Enterprise entitled to vote in respect thereof, in accordance with the provisions of the law of the State of Ohio and the Articles of Incorporation and Code of Regulations of Kentucky Enterprise.

4. This Agreement shall be filed and recorded along with Articles or a Certificate of Merger in accordance with the requirements of the laws of the State of Ohio, and shall become effective (the "Effective Time") at the close of business on the day this Agreement and other necessary documents are filed (unless another date is specified in the Articles or Certificate of Merger) with the Secretary of State of Ohio. This Agreement shall not be filed with the Secretary of the State of Ohio until, but shall be filed promptly after, all of the conditions precedent to consummating the Merger as contained in
Section VI of the Affiliate Agreement shall have been fully met or effectively waived, the filing of this Agreement of Merger being an acknowledgement that such conditions precedent have been fully met or effectively waived.

                                   ARTICLE XI

                       AMENDMENT; TERMINATION; ASSIGNMENT

1. At any time prior to the time the Merger becomes effective, the Constituent Corporations may, from time to time, amend this Agreement of Merger by mutual agreement authorized by their respective Boards of Directors or Executive Committees (and whether before or after the shareholders of Kentucky Enterprise have approved and adopted this Agreement of Merger) to facilitate the performance thereof, to augment the intention of the parties in carrying out the transactions provided for herein, to clarify any ambiguities herein or to comply with any applicable regulation, order or requirement of any governmental authority; provided, however, that any such amendment shall be effected under, and strictly in accordance with, the provisions of Section X of the Affiliation Agreement.





                                      B-6-

2. This Agreement of Merger shall be automatically terminated without further action by the parties hereto prior to the time it becomes effective upon termination of the Affiliation Agreement.

3. This Agreement of Merger and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but none of the provisions hereof shall inure to the benefit of any other person, firm or corporation whomsoever. Neither this Agreement of Merger nor any of the rights, interests or obligations hereunder shall be assigned or transferred by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party; provided, however, that the merger or consolidation of Fifth Third shall not be deemed an assignment hereunder if Fifth Third is the surviving corporation in such merger or consolidation and its Common Stock shall thereafter continue to be publicly traded and issuable to Kentucky Enterprise shareholders pursuant to the terms of this Agreement of Merger and the Affiliation Agreement.

4. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes but such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                       FIFTH THIRD BANCORP

(SEAL)                         By:     /s/ Robert P. Niehaus
                                       --------------------------
                                       Robert P. Niehaus
                                       Senior Vice President

                               Attest: /s/ Paul L. Reynolds
                                       --------------------------
                                       Paul L. Reynolds
                                       Assistant Secretary

                                       KENTUCKY ENTERPRISE BANCORP, INC.

(SEAL)                         By:     /s/ James T. White
                                       --------------------------
                                       Name:  James T. White
                                       Title: President

                               Attest: /s/ Mentor E. Graves
                                       --------------------------
                                       Name:  Mentor E. Graves
                                       Title: Chairman





                                      B-7-

                                    ANNEX C





                           [FORM OF FAIRNESS OPINION]




Board of Directors
Kentucky Enterprise Bancorp, Inc.
800 Monmouth Street
Newport, Kentucky  41071

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "Kentucky Enterprise Common Stock"), of Kentucky Enterprise Bancorp, Inc. ("Kentucky Enterprise") of the consideration to be received by such stockholders in the Merger (the "Merger") of Kentucky Enterprise with Fifth Third Bancorp ("Fifth Third"), pursuant to the Affiliation Agreement and the Merger Agreement both dated August 28, 1995 (the "Agreements").

         As more specifically set forth in the Agreements, and subject to a number of conditions and procedures described in the Agreements, in the Merger each of the issued and outstanding shares of Kentucky Enterprise Common Stock shall be converted into 0.3823 shares (the "Exchange Ratio") of Fifth Third Common Stock. All unexercised options for the right to purchase shares of Kentucky Enterprise Common Stock shall be exercised prior to closing and exchanged for Fifth Third Common Stock using the Exchange Ratio applicable to the holders of Kentucky Enterprise Common Stock.

         Trident Financial Corporation ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. Since 1975, Trident has valued in excess of 400 thrift institutions in connection with mutual-to-stock conversions, mergers and acquisitions, as well as other transactions. Trident is not affiliated with Kentucky Enterprise or Fifth Third.

         In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreements; (ii) the Registration Statement on Form S-4 of Fifth Third related to the Merger; (iii) certain publicly available information concerning Kentucky Enterprise, including the audited financial statements of Kentucky Enterprise for each of the years in the three year period ended June 30, 1995 and unaudited financial statements for each of the three month periods ended September 30, 1994 and 1995; (iv) certain publicly available information concerning Fifth Third, including the audited financial statements of Fifth Third for each of the years in the three year period ended December 31, 1994 and unaudited financial statements for each of the nine month periods ended September 30, 1994 and 1995; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Kentucky Enterprise and Fifth Third furnished to us by Kentucky Enterprise and Fifth Third for purposes of our analysis; (vi) information with respect to the trading market for Kentucky Enterprise Common Stock; (vii) information with respect to the trading market for Fifth Third Common Stock; (viii) certain publicly





                                      C-1-
available information with respect to other companies that we believe to be comparable to Kentucky Enterprise and Fifth Third and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that we believe relevant to our inquiry. We have also met with certain officers and employees of Kentucky Enterprise and Fifth Third to discuss the foregoing as well as other matters we believe relevant to our inquiry.

         In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not attempted independently to verify any such information. We have not conducted a physical inspection of the properties or facilities of Kentucky Enterprise or Fifth Third, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities. We did not specifically evaluate Kentucky Enterprise's or Fifth Third's loan portfolio or the adequacy of Kentucky Enterprise's or Fifth Third's reserves for possible loan losses.

         In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Kentucky Enterprise and Fifth Third, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expenses, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Kentucky Enterprise and Fifth Third; (iii) the economies in Kentucky Enterprise's and Fifth Third's market areas; (iv) the historical and current market for Kentucky Enterprise Common Stock and Fifth Third Common Stock and for the equity securities of certain other companies that we believe to be comparable to Kentucky Enterprise and Fifth Third; and (v) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the thrift industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Kentucky Enterprise Common Stock in the Merger and does not address Kentucky Enterprise's underlying business decision to effect the Merger.

         Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of Kentucky Enterprise Common Stock in the Merger is fair, as of the date hereof, from a financial point of view, to such holders.

         This opinion is being delivered to the Board of Directors of Kentucky Enterprise and is not to be reproduced, disseminated or delivered to any third party without the express written consent of Trident Financial Corporation, except as required by law.


                                                Very truly yours,

                                                TRIDENT FINANCIAL CORPORATION





                                      C-2-

                                    ANNEX D


                        GENERAL CORPORATION LAW OF OHIO


SECTION 1701.84  PERSONS ENTITLED TO RELIEF AS DISSENTING SHAREHOLDERS.

         The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

         (A) Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781 [1701.78.1], 1701.79, 1701.791 [1701.79.1], or
1701.801 [1701.80.1] of the Revised Code;

         (B) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

         (C) Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

         (D) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

         (E) Shareholders of a domestic subsidiary corporation into which is being merged one or more domestic or foreign corporations pursuant to section 1701.801 [1701.80.1] of the Revised Code.


         SECTION 1701.85 DISSENTING SHAREHOLDER'S DEMAND FOR FAIR CASH VALUE OF SHARES.

         (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

         (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

         (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

         (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

         (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

         (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such
proceedings may be consolidated.   The complaint shall contain a brief
statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and
authority as is specified in the order of their appointment.   The court
thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of share represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

         (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

         (D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

                 (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

                 (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

                 (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

                 (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

         (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Indemnification of Directors and Officers

         Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets. In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney's fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (i) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (ii) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Second Amended Articles of Incorporation or Code of Regulations of Fifth Third.

         The Code of Regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

         Fifth Third carries directors' and officers' liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

Exhibits and Financial Statement Schedules

                                                                                  Page Number in Sequential
 Document                                                                         Numbering System
 --------                                                                         ----------------
                                                                Exhibit
                                                                -------
 Affiliation Agreement (excluding exhibits) and related            2
 Agreement of Merger, as amended and restated, both dated
 as of August 28, 1995, by and between Fifth Third Bancorp
 and Kentucky Enterprise Bancorp, Inc. (set forth in Annex
 A and Annex B to the Proxy Statement and Prospectus
 included in this Registration Statement)

 Seconded Amended Articles of Incorporation of Fifth Third         3.1            Incorporated by
 Bancorp, as amended                                                              Reference(1)

 Code of Regulations of Fifth Third Bancorp, as amended            3.2            Incorporated by
                                                                                  Reference(1)

 Opinion of counsel employed by Fifth Third Bancorp as to          5
 the legality of the securities being issued

 Form of opinion of Dinsmore & Shohl as to tax matters             8

 Fifth Third Bancorp 1982 Stock Option Plan                       10.1            Incorporated by
                                                                                  Reference(2)

 Fifth Third Bancorp 1987 Stock Option Plan                       10.2            Incorporated by
                                                                                  Reference(3)

 Fifth Third Bancorp Unfunded Deferred Compensation Plan          10.3            Incorporated by
 for Non-Employee Directors                                                       Reference(4)

 Fifth Third Bancorp Nonqualified Deferred Compensation           10.4            Incorporated by
 Plan                                                                             Reference(5)

 Fifth Third Bancorp 1990 Stock Option Plan                       10.5            Incorporated by
                                                                                  Reference(6)

 1994 Annual Report to Shareholders of Fifth Third Bancorp        13.1            Incorporated by
                                                                                  Reference

 Fifth Third Bancorp Quarterly Report on Form 10-Q for the        13.2            Incorporated by
 quarter ended September 30, 1995                                                 Reference

 Subsidiaries of Fifth Third Bancorp                              21              _____ and Incorporated by
                                                                                  Reference (7)

 Consent of Deloitte & Touche LLP (with respect to Fifth          23.1
 Third Bancorp)

 Consent of KPMG Peat Marwick LLP (with respect to                23.2
 Kentucky Enterprise Bancorp, Inc.)

 Consent of Trident Financial Corporation                         23.3

 Consent of Dinsmore & Shohl                                      23.4

 Consent of counsel employed by Fifth Third Bancorp               23.5

 A power of attorney where various individuals authorize          24
 the signing of their names to any and all amendments to
 this Registration Statement and other documents submitted
 in connection herewith is contained on the first page of
 the signature pages following Part II of this
 Registration Statement

 Fairness Opinion of Trident Financial Corporation (set           99.1
 forth in Annex C to the Proxy Statement and Prospectus
 included in this Registration Statement)

 Form of Proxy Card                                               99.2

(1) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-4, Registration No. 33-63966, which is effective.

(2) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-2, Registration No. 2-98550, which is effective.

(3) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-2, Registration No. 33-13252, which is effective.

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1985.

(5) Filed with the Securities and Exchange Commission as Exhibit 10.4 to a Registration Statement on Form S-4, Registration No. 33-21139, declared effective April 20, 1988.

(6) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-8, Registration No. 33-34075, which is effective.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1994.


Undertakings

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(7) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on December 8, 1995.


                                   FIFTH THIRD BANCORP

                                   /s/ George A. Schaefer, Jr.
                                   ---------------------------------------
                                   By:  George A. Schaefer, Jr.
                                        President and Chief Executive Officer



    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints GEORGE A. SCHAEFER, JR. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and execute on behalf of the undersigned any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with any such amendments, as fully to all intents and purposes as he might or could do in person, and does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Principal Executive Officer:

/s/ George A. Schaefer, Jr.                            President and             December 8, 1995
----------------------------------------              Chief Executive           -------------------
George A. Schaefer, Jr.                                  Officer

/s/ P. Michael Brumm                                 Executive Vice              December 8, 1995
----------------------------------------             President and              ------------------
P. Michael Brumm                                 Chief Financial Officer


Directors of the Company:


----------------------------------------                                        -------------------
John F. Barrett


----------------------------------------                                        -------------------
Milton C. Boesel, Jr.


----------------------------------                                                  ------------------
Clement L. Buenger


/s/ Gerald V. Dirvin                                                                 December 8, 1995
----------------------------------                                                  ------------------
Gerald V. Dirvin



----------------------------------                                                  ------------------
Thomas B. Donnell


/s/ Richard T. Farmer                                                                December 8, 1995
----------------------------------                                                  ------------------
Richard T. Farmer


/s/ John D. Geary                                                                    December 8, 1995
----------------------------------                                                  ------------------
John D. Geary



----------------------------------                                                  ------------------
Ivan W. Gorr


/s/ Joseph H. Head, Jr.                                                              December 8, 1995
----------------------------------                                                  ------------------
Joseph H. Head, Jr.


/s/ Joan R. Herschede                                                                December 8, 1995
----------------------------------                                                  ------------------
Joan R. Herschede


/s/ William G. Kagler                                                                December 8, 1995
----------------------------------                                                  ------------------
William G. Kagler


/s/ William J. Keating                                                               December 8, 1995
----------------------------------                                                  ------------------
William J. Keating


/s/ James D. Kiggen                                                                  December 8, 1995
----------------------------------                                                  ------------------
James D. Kiggen


----------------------------------                                                  ------------------
Robert B. Morgan


/s/ Michael H. Norris                                                                December 8, 1995
----------------------------------                                                  ------------------
Michael H. Norris


/s/ James E. Rogers                                                                  December 8, 1995
----------------------------------                                                  ------------------
James E. Rogers


/s/ Brian H. Rowe                                                                    December 8, 1995
----------------------------------                                                  ------------------
Brian H. Rowe

/s/ George A. Schaefer, Jr.                                                          December 8, 1995
----------------------------------                                                  ------------------
George A. Schaefer, Jr.


/s/ John J. Schiff, Jr.                                                              December 8, 1995
----------------------------------                                                  ------------------
John J. Schiff, Jr.


/s/ Dennis J. Sullivan, Jr.                                                          December 8, 1995
----------------------------------                                                  ------------------
Dennis J. Sullivan, Jr.



----------------------------------                                                  ------------------
Dudley S. Taft